Exhibit 99.2 2025

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 1 TABLE OF CONTENTS 05 12 31 52 Letter to our Shareholders 2025 Highlights Moderation Financial Report 08 17 38 163 Our DiversifIed Footprint Our Strategy Our Communities Sustainability Statements 18 10 42 200 Lead and Grow the Category Key Figures 2025 Our Impact Corporate Governance 26 Statement Digitize and Monetize our Ecosystem 49 29 Our People Optimize our Business

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 2 BEER IS BEER IS BEER IS FROM NATURE LOCAL SOCIAL Our beer is made from Our beer is sourced from Beer is a beverage simple ingredients including local farmers, brewed with to connect, to celebrate, grains, hops, yeast and water. exquisite craftsmanship and and to share. sold in the very communities where it’s made.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 3 BEER IS BEER BEER IS BEER AT THE HEART OF OFFERS THE DRINK DRIVES CHEERS EVERYWHERE CHOICE FOR MODERATION ECONOMIES For thousands of years, We have created options Beer’s lower Beer supports beer has brought people for a balanced lifestyle alcohol-by-volume (ABV) communities, together to enjoy including no-alcohol, and broad portfolio with 1 in every 1 life’s unforgettable gluten-free, low-carb, low- of no-alcohol options 100 jobs globally moments. calorie, and sugar-free options. make it the choice tied to beer. for moderation. 1 https://worldbrewingalliance.org/beer-industry-pours-878-billion-into-the-global-gdp/

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 4 Principles we are owners.

LETTER TO OUR SHAREHOLDERS | ABOUT AB INBEV | KEY FIGURES 2025 | 2025 HIGHLIGHTS | OUR STRATEGY | MODERATION | OUR COMMUNITIES | OUR IMPACT | OUR PEOPLE

AB InBev

ANNUAL REPORT 2025 - 5

LETTER TO OUR SHAREHOLDERS

CONTINUED EARNINGS GROWTH, MARGIN EXPANSION AND SOLID FREE CASH FLOW GENERATION

In 2025, we continued to execute our strategy with discipline, delivering consistent financial performance while further strengthening the fundamentals of our business. Our teams remained focused on building great brands, operating efficiently and increasing our capital allocation flexibility. Momentum improved across many of our key markets in 4Q25 and we enter 2026 well positioned to engage consumers and accelerate growth.

Beer is a vibrant and resilient category, deeply connected to consumers across social occasions and embedded in culture. While near-term demand in some key markets was impacted by a constrained consumer environment and unseasonable weather, the long-term fundamentals and growth potential of the category remain unchanged. Our brands are iconic, our geographic footprint is advantaged, and our execution capabilities continue to strengthen.

The fundamentals of our business underpinned another year of solid financial performance. Revenue increased by 2.0%, with growth in 65% of our markets. Underlying EPS increased by 6.0% in USD and 9.4% in constant currency, and we maintained our solid free cash flow generation, delivering 11.3 billion USD. Disciplined revenue management and premiumization drove a revenue per hl increase of 4.4% and efficient overhead management supported an EBITDA margin expansion of 101bps.

Our ability to deliver consistent results across varying operating conditions is a testament to the durability of our strategy and the resilience of our business.

Beer plays an important role in bringing people together and creating moments of celebration. In 2025, we executed our strategy, made disciplined capital allocation choices and delivered growth within our outlook for the year, even as we navigated a dynamic consumer environment. We exit 2025 with improved momentum and enter 2026 well positioned to engage consumers with our megabrands and an unparalleled lineup of mega platforms. Thank you to our colleagues for their ongoing commitment, hard work and passion for our business.

Michel Doukeris Chief Executive Officer


ARTOIS
LEUVEN
ARTOIS
eiser
BEER
rona
tra
xtra

Marty Barrington
Chairman of the Board

Michel Doukeris
Chief Executive Officer

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ABInBev

ANNUAL REPORT 2025 - 6


Large & Growing Category
Gaining Share of Throat
Leadership Advantages
Unparalleled Footprint & Scale
Replicable Growth Drivers
Iconic Megabrands & Digital Products
Superior Profitability
Margins & Free Cash Flow
TOTAL SHAREHOLDER RETURN
ABInBev

In 2025, the Board continued to provide oversight and support for the disciplined execution of the Company's strategy, with a clear focus on long-term value creation. We are encouraged by the consistent financial performance, progress across our strategic priorities, and the strengthening of the fundamentals of our business. The Board remains confident in the strength of the beer category, the efficiency of our operating model, and the durability of our strategy. These foundations position us well to allocate capital effectively and deliver sustainable value for shareholders.

Marty Barrington Chairman of the Board

PROGRESSING OUR STRATEGIC PRIORITIES

Lead and grow the category

In FY25, we invested 7.4 billion USD in sales and marketing behind our megabrands, mega platforms and brand building capabilities to lead the long-term growth of the industry. The beer and Beyond Beer category is forecast to continue to gain share of alcohol beverages globally in FY25, with further growth projected over the next 5 years, according to IWSR. We estimate we gained or maintained market share in two thirds of our markets, with our megabrands leading our growth with a 4.1% revenue increase.

Our portfolio of brands is unparalleled. We hold 20 iconic billion-dollar revenue beer brands and 8 out of the top 10 most valuable beer brands in the world, with Corona and Budweiser remaining the #1 and #2, according to Kantar BrandZ. In Beyond Beer, we are investing to fuel the momentum behind fast growing brands such as Cutwater, Nutrl, Flying Fish and Brutal Fruit. Our mega platform approach is a core element of how we build brands effectively at scale. Our activations in some of the largest consumer moments such as the Super Bowl, NBA, FIFA Club World Cup, Wimbledon, Roland Garros and Lollapalooza were a key contributor to our portfolio brand power reaching a record high in 2025. Our marketing effectiveness and creativity were recognized by being named the most effective marketer in the world by both Effies and the World Advertising Research Center for the fourth consecutive year.

Driven by performance across each of the category expansion levers and participation gains in Corona, Beyond Beer and our no-alcohol beer brands, we estimate that the number of legal drinking age consumers purchasing our portfolio increased versus FY24.

- **Core Superiority:** Our mainstream beer portfolio accounted for approximately 50% of our FY25 revenue and delivered flattish revenue growth year-on-year, with growth in Africa, Middle Americas and South America offset by a soft industry in Europe and North America.

- **Premiumization:** We are the global leader in premium and super premium beer. Our above core beer portfolio accounted for 35% of our FY25 revenue and grew revenue by low-single digits. Corona led our performance, increasing revenue by 8.3% outside of Mexico with double-digit volume growth in 30 markets. In the US, Michelob Ultra was the #1 volume share gainer and is now the leading brand by volume in the industry. In Brazil, our premium and above portfolio continued to gain share and now leads the premium segment.

- **Balanced choices:** Growth in FY25 was driven by our no-alcohol beer portfolio which delivered a 34% revenue increase. No-alcohol beer performance was led by Corona Cero which grew volumes by strong double-digits. We are the leader in no-alcohol beer in many of our key markets, including the US, Canada, Brazil, Mexico, Colombia and Belgium, and see significant headroom for future growth. Our overall balanced choices portfolio of low carb, sugar free, gluten free and no-alcohol beer brands delivered a revenue increase of 8.9%.

- **Beyond Beer:** The growth of our Beyond Beer portfolio accelerated in FY25, increasing revenue by 23% and now representing 3% of our total revenue. Performance was led by Cutwater in the US, which grew revenue by triple-digits and was the #1 share gaining brand in the total spirits industry in 4Q25, and Brutal Fruit and Flying Fish which were expanded to new markets across Africa, Europe and Latin America.

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ANNUAL REPORT 2025 - 7

Digitize and monetize our ecosystem

We continued to progress our digital transformation by expanding the availability and usage of BEES, accelerating the growth of BEES Marketplace and scaling our digital DTC solutions.

- **Digitizing our relationships with our more than 6 million customers globally:** As of 31 December 2025, BEES was live in 29 markets, with 72% of our revenues captured through B2B digital platforms. In FY25, BEES captured 52.5 billion USD in GMV, growth of 12% versus FY24.
- **Monetizing our route-to-market:** The growth of BEES Marketplace GMV accelerated in FY25, increasing by 61% versus FY24 to reach 3.5 billion USD from sales of third-party products. Growth was led by the expansion of the asset-light 3P model from which GMV approximately tripled year-over-year.
- **Leading the way in direct-to-consumer ('DTC') solutions:** Our DTC ecosystem of digital and physical products generated revenue of 1.3 billion USD this year. Zé Delivery, TaDa Delivery and PerfectDraft generated over 76 million e-commerce orders and delivered 550 million USD of revenue in FY25, growth of 8% versus FY24.

Optimize our business

- **Maximizing value creation:** The continued optimization of our business enabled us to increase our sales and marketing investments, strengthen our balance sheet through bond repurchases and redemptions, increase returns to our shareholders, and pursue accretive bolt-on acquisitions.

Efficient resource allocation and overhead management more than offset transactional FX headwinds to drive EBITDA margin expansion of 101bps. USD EBITDA growth, balanced net working capital management and lower net finance costs delivered another year of solid free cash flow generation with 11.3 billion USD, consolidating the step-change delivered in FY24.

We continued to proactively manage our debt portfolio with bond repurchases and redemptions of 6 billion USD and issuances of 3.2 billion Euro, strengthening our debt maturity profile while maintaining our average coupon with our net debt to EBITDA ratio reaching 2.87x as of 31 December 2025.

The AB InBev Board of Directors has proposed a final dividend of 1.00 EUR per share, which combined with the interim dividend of 0.15 EUR per share, represents a 15% increase versus FY24, with the ambition to continue a progressive dividend over time. In addition, as of 9 February 2026 we have completed 635 million USD of our 6 billion USD share buyback program announced on 30 October 2025.

- **Advancing our sustainability priorities:** In 2025, we closed the sustainability goals we set in 2018 and we are proud of the goals we achieved and progress made on those we continue to work towards. Since 2017, we reduced our absolute GHG emissions across Scopes 1 and 2 by 44% and GHG emissions intensity across Scopes 1, 2 and 3 by 32%. We increased our percentage of operational renewable electricity by 67 percentage points since 2018 to 84%. In sustainable agriculture, 100% of our direct farmers met our criteria for being skilled, connected and financially empowered. In water stewardship, 100% of sites in scope of our goal recorded measurable improvement in watershed health and our global water use efficiency ratio reached 2.38 hl/hl, a 23% improvement versus our 2017 baseline. For circular packaging, 89.7% of our products were in packaging that was returnable or made from majority recycled content in 2025.

Please refer to our Sustainability Statements in our 2025 annual report here for further details, including how our metrics are calculated and the related assumptions.

DELIVERING RELIABLE COMPOUNDING GROWTH

A central objective of our strategy is to deliver reliable compounding growth over time. While each year will have unique dynamics, our focus remains on consistent progress across the 3 pillars of our strategy to drive long-term value creation.

Since FY21, we have increased our revenue by 5 billion USD, EBITDA by 2 billion USD and free cash flow by 2 billion USD. Our Underlying EPS has increased by a CAGR of 6.7% in USD. Our financial performance has been consistent, with organic EBITDA growth within or above our medium-term growth outlook in every year. We have been disciplined in our capital allocation choices, reducing net debt by 15.3 billion USD to reach 2.87x net debt to EBITDA, progressively increased our dividend each year, including the payment of an interim dividend in 2025, completed 3.2 billion USD of share buybacks, and are currently executing a further 6 billion USD program.

The consistency of our financial performance is a reflection of our deliberate choices, clear strategic priorities and the unwavering commitment of our people to best-in-class execution.

LOOKING FORWARD

We remain confident in the long-term potential of the beer category, which has structural tailwinds for growth and plays an important role in bringing people together and creating moments of celebration. The progress we have made in executing our strategy has driven consistent financial performance, increased our capital allocation flexibility and enabled increased returns to our shareholders while continuing to deleverage. We enter 2026 in a position of strength, with a highly engaged team, improved momentum across many of our key markets and with an unparalleled portfolio and lineup of mega platforms. From the Super Bowl to the Winter Olympics to the FIFA World Cup to our partnership with Netflix and, as from 2027, our sponsorship of the UEFA Men's Club Competitions, including the UEFA Champions League, we are uniquely positioned to engage consumers and activate the category. In closing, we would like to thank our colleagues around the world for their hard work, commitment, and passion, which continue to underpin our progress and performance.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 8 OUR DIVERSIFIED FOOTPRINT MIDDLE AMERICAS SOUTH AMERICA EMEA APAC NORTH AMERICA 27% 28% 17% 14% 15% Global AB InBev volume Global AB InBev volume Global AB InBev volume Global AB InBev volume Global AB InBev volume 30% 20% 16% 10% 24% AB InBev revenue AB InBev revenue AB InBev revenue AB InBev revenue AB InBev revenue 39% 18% 14% 8% 21% Normalized EBITDA Normalized EBITDA Normalized EBITDA Normalized EBITDA Normalized EBITDA Note: Based on share of AB InBev Worldwide 2025 results, excluding Global Export and Holding Companies EMEA: Europe, Middle East, and Africa APAC: Asia Pacific

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 9 OUR ECOSYSTEM 20,500 192 6 million 2 billion farmers breweries customers consumers BREWERIES CUSTOMERS CONSUMERS FARMERS The more than 20,500 Our operations We work closely More than 2 billion direct farmers in our include 192 with retailers, people around the global value chain are breweries around bar owners, and world raise a glass essential to preserving the world. wholesalers to with our beers. our time-honored ensure our beers We’re committed recipes and innovating reach consumers to continuing to for the future. responsibly while earn their brand helping small- and love by bringing medium-sized consumers together businesses. and celebrating life’s meaningful moments.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 10 KEY FIGURES 2025 PERFORMANCE PEOPLE 59.3 137 billion USD 137,000 Net Revenue Nationalities Represented People 561.1 million hl Total Volume 11.3 DIGITAL TRANSFORMATION billion USD 1 Free Cash Flow 3.5 72% billion USD 3.73 21.2 GMV of third-party USD per share billion USD products Underlying EPS Normalized EBITDA 52.5 2.87x 4.9% billion USD 72% revenue through Net Leverage Organic EBITDA Growth GMV through BEES B2B digital platforms 1 Free cash flow defined as Cash flow from Operating Activities less Net Capex.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 11 2025 BRAND AWARDS AB InBev ranked #1 Most AB InBev brands named AB InBev named the #1 AB InBev recognized in Effective Marketer in the 8 of the top 10 most valuable Advertiser in the WARC three categories of Fast th Effie Global Index beer brands in the world by Creative 100 for the 4 Company’s 2025 “Brands th for 4 consecutive year 2025 Kantar BrandZ report; consecutive year That Matter” list Corona named #1 for nd 2 consecutive year

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 12 2025 HIGHLIGHTS

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ANNUAL REPORT 2025 - 13

Q1 2025



JANUARY

MICHELOB ULTRA ZERO

Anheuser-Busch launches no-alcohol beer Michelob ULTRA Zero in the U.S.


ULTRA

FEBRUARY

SUPER BOWL

Consumers rank Budweiser #1, Michelob ULTRA #2, Stella Artois #4 and Bud Light #7 in USA Today's Super Bowl Ad Meter for best commercials.



WORLDWIDE OLYMPIC PARTNERSHIP

AB InBev extends Worldwide Olympic Partnership through Brisbane 2032 Summer Olympics.


ABInBev
Bringing More Golden Moments Through 2032

MARCH

CHEERS TO NATURE

AB InBev celebrates water stewardship efforts with "Cheers to Nature" activations around the world.


ABInBev
CHEERS TO NATURE

130 YEARS OF SAB

The South African Breweries celebrates 130-year anniversary.


SAB130

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ANNUAL REPORT 2025 - 14



Q2 2025

APRIL

CORONA 100 LAUNCH

Corona launches the global Corona 100 platform celebrating its 100th anniversary, kicking off with a concert attended by 2 million people at Copacabana Beach.



MAY

EMERGENCY DRINKING WATER

Anheuser-Busch produces its 100 millionth can of emergency drinking water.


WATER

MODEL0%

Grupo Modelo launches Model0% in Mexico.


0%
Model
NEGRA
DORADA

JUNE

25 YEARS ON EURONEXT

AB InBev celebrates 25 years on European Stock Exchange Euronext.


ABInBev
ABInBev
To a Future With More Cheers

FIFA CLUB WORLD CUP

Michelob ULTRA and Budweiser activate as the Official Beer Partners of the first-ever FIFA Club World Cup.


ULTRA

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 15 Q32025 JULY AUGUST SEPTEMBER CHEERS TO FARMERS WIMBLEDON CHEERS TO BARS CASS ALL ZERO MICHELOB ULTRA NETFLIX PARTNERSHIP AB InBev celebrates farmers Stella Artois, the Official AB InBev celebrates local bars Cass All Zero launches as Michelob ULTRA becomes the AB InBev and Netflix announce a with “Global Cheers to Supplier of Wimbledon, and their positive impact South Korea’s first beer with #1 top-selling beer in America global partnership, connecting Farmers” activations. introduces a limited-edition on communities with global zero alcohol, zero sugar, zero by volume. iconic beer brands with “Wimbledon White” can. “Cheers to Bars” activations. calories, and zero gluten. with one of the world’s most popular entertainment platforms.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 16 Q42025 OCTOBER NOVEMBER DECEMBER GRUPO MODELO 100 YEARS BUD LIVE CHEERS TO MODERATION WINTER OLYMPICS ICC PARTNERSHIP th Grupo Modelo celebrates its 100 Budweiser hosts first Bud Live concert in AB InBev celebrates beer as the drink Corona Cero launches its “For Every The International Cricket Council anniversary. Brazil featuring Maroon 5. for moderation with global “Cheers to Golden Moment” global platform as announces AB InBev, led by Budweiser Moderation” activations. the first no-alcohol beer sponsor of the 0.0, will become the Official Beer Partner Olympic Winter Games. for all major ICC tournaments starting in 2026.

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ANNUAL REPORT 2025 - 17

OUR STRATEGY

Our strategy is resilient and is embedded across our organization, delivering consistent results globally. It centers around creating long-term value through three key pillars:


1 LEAD & GROW THE CATEGORY
2 DIGITIZE & MONETIZE OUR ECOSYSTEM
3 OPTIMIZE OUR BUSINESS

The beer category is large, vibrant, and resilient. It is projected to grow volume, value, and share of alcohol beverages. Our strategy focuses on leading long-term growth, and like beer, works for all occasions.

In 2025, we continued to invest in the category and bring value to our consumers. Across our markets, 65% grew top-line, while we estimate we gained or maintained share in two-thirds of our markets. We are driving growth by investing in our megabrands and connecting them to the mega platforms consumers love. As leaders in beer, we continue innovating - from low-carb and organic, to sugar-free, gluten-free, and no-alcohol - while expanding in Beyond Beer to capture new growth and meet demand for balanced choices.

Our digital transformation has brought us closer to customers, consumers, and partners – all while driving growth. In 2025, 72% of our revenue was transacted through B2B digital channels, and the growth of BEES Marketplace GMV continued to accelerate, with growth of 61% versus 2024, and reaching 3.5B USD. Our digital platforms BEES, Zé Delivery, and TaDa Delivery continued to solve consumer pain points and deliver incremental revenue streams to our business.

We are best-in-class in both profitability and cash conversion among our CPG peers[1]. The objective of our capital allocation framework is to maximize value creation for our shareholders. We remain disciplined in our capital allocation choices and continue to invest in the organic growth of our business while deleveraging, returning capital to shareholders, and evaluating accretive acquisition opportunities.

1 CPG Peers include: Danone, Carlsberg, Heineken, Molson Coors, L'Oreal, Diageo, Pernod Ricard, Coca-Cola, Pepsi, Mondelez, Nestle, P&G, Reckitt, and Unilever.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 18 LEAD & GROW THE CATEGORY MEGABRANDS AND MEGA PLATFORMS AB InBev activates mega platforms such as the Olympics, FIFA, NFL, NBA, Roland Garros, Wimbledon, and UFC so our megabrands are part of the moments consumers love. This year, we announced a strategic partnership with Netflix, connecting our iconic beer brands to one of the world’s most popular entertainment platforms. In 2025, our megabrands led the growth of AB InBev with a year-over-year increase of 4.1% in net revenue, now representing 57% of our total revenue.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 19 CELEBATING Enjoyed by millions, recognized by a single lime wedge, and known for its ability to transport people to a beach with just a sip – Corona is an iconic global brand. With focus and consistency, the Corona brand has been built over many generations to be recognized by the Kantar 100 YEARS BrandZ rankings as the #1 Most Valuable Beer Brand in the World for two years in a row.

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1
LEAD & GROW THE CATEGORY
2
DIGITIZE & MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

CORONA 100

CELEBRATING 100 YEARS

This year, Corona introduced the "Corona 100" platform, a year-long celebration of its 100th anniversary. The platform included a film highlighting 100 years of beach culture, a list of the top 100 beaches in the world to visit, and a multi-year sponsorship of a renowned concert at Copacabana Beach in Rio de Janeiro — all offering people across the globe opportunities to connect with their beach side.

COPACABANA CELEBRATION

To kick off the Corona 100 platform, Corona secured a multi-year sponsorship of a prominent concert series at Copacabana Beach, one of the world's most preeminent beaches in Rio de Janeiro. At its core, the platform celebrates Corona's mission to invite people to connect with nature and disconnect to reconnect through unforgettable experiences.

This year's concert in Rio de Janeiro was headlined by Lady Gaga and brought together over 2 million people. The historic concert was among the top 5 most-attended concerts in the history of musical performances, breaking the world record for the largest performance by a female artist.

100 YEARS, 100 ICONIC BEACHES

The Corona Beach 100, a guide of the world's most iconic beaches, honored a century of beachside living. From hidden coves to legendary coastlines to remote paradises, these beaches aren't just destinations; they are places where people have traveled for centuries to disconnect from the real world and reconnect with nature.

The Corona Beach 100 included famed locations within South Africa, Mexico, and Brazil, as well as lesser-traveled shorelines such as Chile's Punta de Lobos, Iceland's Stokksnes Beach, and Canada's Cox Bay Beach.

Consumers of legal drinking age were eligible to win a trip to one of the 100 crowned coastlines by purchasing the special-edition 100th Anniversary pack and scanning the QR code. Other instant-win items included Corona merchandise, coolers, towels, and digital vouchers.

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1 LEAD & GROW THE CATEGORY
2 DIGITIZE & MONETIZE OUR ECOSYSTEM
3 OPTIMIZE OUR BUSINESS

FIFA CLUB WORLD CUP

AB InBev becomes Official Beer Partner of the first-ever FIFA Club World Cup™

2025 featured the first-ever FIFA Club World Cup™, which brought together 32 of the world's best football clubs for a month-long celebration across 11 U.S. host cities. We extended our nearly 40-year partnership with FIFA to become the tournament's Official Beer Partner, with Michelob ULTRA and Budweiser activating as our flagship brands globally.

MICHELOB ULTRA

Michelob ULTRA reaffirmed its longstanding commitment to football as the Official Beer Sponsor of the FIFA Club World Cup 2025™ across North and South America.

The brand brought the tournament to life through immersive experiences, in-stadium and on-premise activations, tournament-themed packaging, and creative featuring global ambassador Lionel Messi. To kick off the event, Michelob ULTRA premiered "Superior Hotel," a film celebrating the joy of competition and connection that defines the brand.

Michelob ULTRA beer gardens invited fans of legal drinking age to "Play for an ULTRA" through interactive games, while the brand's latest innovation, Michelob ULTRA Zero, reached new consumer audiences.

With the FIFA Club World Cup™ semi-final and final matches taking place in New York City, the brand introduced "The Pitchside Club," a premium destination for fans featuring curated programming, watch parties, and exclusive access during the tournament's final stages – celebrating the passion and culture of the sport.

Michelob ULTRA also presented its "Superior Player of the Match" trophy, recognizing standout performances throughout the tournament, and continued to expand its "Superior Access" platform as a centralized fan experience hub.

BUDWEISER

Across Europe and APAC, Budweiser kicked off its FIFA Club World Cup 2025™ campaign with a signature film to remind fans that Bud is the beer of celebration throughout the tournament.

Budweiser and Budweiser 0.0 launched limited-edition packaging for the tournament, featuring gold FIFA-inspired details and Budweiser 0.0's signature white design, celebrating more choice for every fan. Through exclusive FIFA "Celebration of the Match" content, Budweiser connected fans to football's most unforgettable moments — inviting them to vote for their favorite plays, reinforcing that fans are the true power behind the game.

In China, Budweiser transformed Shanghai's Nanjing Road and Guangzhou's Pearl River, two iconic locations in the country, into a football celebration, lighting up landmarks and hosting immersive pop-ups that brought fans together.

Continuing its football legacy, Budweiser's "Bring Home The Bud" tradition returned, rewarding the winning club and more than 2,000 of its fans with free beer, culminating in a victory celebration in London featuring club legend Gary Cahill.

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3
OPTIMIZE OUR BUSINESS
1
LEAD & GROW THE CATEGORY
2
DIGITIZE & MONETIZE OUR ECOSYSTEM

COMMERCIAL **HIGHLIGHTS**

STELLA ARTOIS


CENTRE COURT

Stella Artois is a leading global premium beer brand, defined by its commitment to quality and craftsmanship. Its "Perfect Serve" platform is championed by global brand ambassadors like David Beckham and Maria Sharapova, celebrating the timeless ritual of pouring and savoring a Stella Artois – a symbol of sophistication that elevates every moment of connection. It's also a global competition that challenges bartenders and servers worldwide to perfect the art of the pour, reinforcing the brand's dedication to excellence.

As part of the "Perfect Serve" platform, Stella Artois has deepened its connection with tennis, uniting around a shared pursuit of precision and style. Building on its legacy as the Official Supplier of Roland Garros and Wimbledon, this year the brand expanded its presence to the ATP Tour and Nitto ATP Finals. During these tournaments, fans had the chance to win tickets and gain access to exclusive on-site experiences, bringing them closer to the action.

Brand activations like the limited-edition "Wimbledon White" can and the Stella Pure Gold campaign featuring tennis icon Gustavo "Guga" Kuerten in Brazil strengthened cultural relevance and reinforced Stella Artois' connection with consumers globally. At the same time its "Let's Do Dinner" series, hosted across Europe and North America, brought together cultural icons to foster meaningful moments shared over food, conversation, and connection.

Stella Artois, Kantar BrandZ's #9 most valuable global beer brand, was the fastest growing brand in the category in 2025 according to their report.



MICHELOB ULTRA

In 2025, Michelob ULTRA reached a new milestone, becoming America's #1 top-selling beer by volume while strengthening its position as the #1 fastest-growing beer in the U.S. This achievement reflects decades of disciplined, consistent investment in the brand and a focus on meeting consumer demand for balance.

Michelob ULTRA continued to engage consumers through partnerships and immersive experiences as the Official Beer Sponsor of some of the world's most prominent sports moments. Through Superior Access, Michelob ULTRA's centralized fan experience hub, the brand invited fans to step onto the green after the Ryder Cup, take to the court and "Play Like a Pro" with NBA teams, experience life on the pitch as professional footballers, and join major races across the U.S.—including the New York City, Los Angeles, Chicago, and Houston marathons—all while celebrating a balanced, active, and social lifestyle.

Following its ranking as the #5 most valuable beer brand in the world by Kantar BrandZ, Michelob ULTRA was named the winner of the Kantar Brand Growth Award in the U.S., presented to the brand that achieved the greatest year-over-year increase in brand value.

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OPTIMIZE OUR BUSINESS
LEAD & GROW THE CATEGORY
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COMMERCIAL HIGHLIGHTS



BUDWEISER

For more than a century, Budweiser has been a symbol of celebration. With music being a universal passion point, Budweiser continues to strengthen its presence on the world's biggest music stages, transforming moments of enjoyment into unforgettable experiences. Through long-term global partnerships with iconic festivals like Tomorrowland and Lollapalooza, Budweiser connects with fans who see music not just as entertainment, but as a way of life.

This year Budweiser introduced "Bud Live", a new global platform for music and international shows. The first show in China featured One Republic, followed by Maroon 5 in Brazil.


Corona
ISLAND

CORONA

Corona continues to connect with nature through Corona Island, an eco-protected paradise off the coast of Colombia. Previously an invite-only getaway, the island became available to the public to book on major travel platforms this year, offering people of legal-drinking age a chance to disconnect from daily life and reconnect with nature.

Expanding on its travel platform, Corona unveiled "Vista Corona" at Tocumen International Airport in Panama City, Panama, creating a serene, nature-inspired oasis for travelers. Corona scaled this unique experience to Brazil, Colombia, and Chile, with plans to bring "Vista Corona" to more international airports around the world.

In 2025, Corona led our performance, increasing revenue by 8.3% outside of Mexico with double-digit volume growth in 30 markets.

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BALANCED **CHOICES**

As the world's leading brewer, we innovate to meet consumer demand with a portfolio of balanced choices, including low-cal and low-carb, sugar-free, gluten-free, organic and no-alcohol beers. Our no-alcohol beer portfolio is led by Corona Cero globally and Michelob ULTRA Zero in the U.S. In 2025, our balanced choices portfolio delivered a revenue increase of 8.9% while our overall no-alcohol beer portfolio delivered a 34% revenue increase.



CORONA CERO

Corona Cero, the brand's no-alcohol innovation, offers consumers more choice and more beer drinking occasions. In 2025, Corona Cero announced a new four-year partnership with the World Surf League, marking the league's first-ever global partnership with a no-alcohol beer brand and building on its eight-year partnership with Corona. At the first-ever Corona Cero Open in Jeffreys Bay, South Africa, the brand brought fans and athletes more choice, more cheers, and more ways to celebrate at the beach with a beer in hand.

Building on its success during the Olympic Games Paris 2024, Corona Cero also extended its partnership with the International Olympic Committee as the global beer sponsor of the Olympic Games through 2032. Corona Cero grew volumes by strong double-digits in 2025 and is now available in 70 markets.



Michelob ULTRA Zero became the #1 innovation in total beer in the U.S. in 2025, strengthening Anheuser-Busch's position as the #1 brewer of no-alcohol beer in the U.S.



Model0% Negro and Model0 % Dorada launched in Mexico, with the traditional taste and body typical of Modelo beers.



Cass All Zero became South Korea's first beer with zero alcohol, zero sugar, zero calories, and zero gluten.



Stella Pure Gold A gluten-free beer in Brazil, grew volumes by more than 150% compared to last year, representing about 30% of total Stella sales in the market.



Cusqueña Wheat Alcohol-Free was launched in Peru, becoming the #1 no-alcohol beer in the market.

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BEYOND **BEER**


FLYING FISH
FLYING FISH
FLYING FISH

Our beyond beer portfolio drives incremental growth and meets consumer demand for variety, convenience, and different taste profiles with spirits-based ready-to-drink (RTD) cocktails and flavored malt beverages. Growth of our beyond beer portfolio accelerated in 2025, increasing revenue by 23% and now representing 3% of our total revenue.


CUTWATER
LEMON DROP MARTINI
CUTWATER
LONG ISLAND ICED TEA
CUTWATER
TIKI RUM HURRICANE
CUTWATER
TEQUILA PALOMA

This year, Anheuser-Busch became the #1 fastest-growing spirits supplier[1] and a top 10 spirits company by dollar sales in the U.S.,[2] driven by Cutwater's award-winning canned cocktails and NÜTRL Vodka Seltzer, two of the top 6 fastest-growing brands in the U.S. spirits RTD industry.[3]

Launched in South Africa in 2015, Flying Fish offers consumers a fresh approach to flavored beers, with options like lemon, orange, and green apple.

This year, the brand expanded globally to five new markets across North America, South America and Europe, driving incremental growth and bringing more choices for consumers around the world.

Brutal Fruit, another brand born in South Africa, is helping drive category participation. A premium spritzer that blends sparkling refreshment with fruit flavors, the brand is continuing to expand across Africa, Brazil and the UK, bringing its sophistication to more consumers around the world.

1 Circana TUS HB Geo L13W w/e 12/28/25

2 Circana TUS MULC+ H2 2025

3 Circana TUS HB Geo FY Dollars w/e 12/28/25

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 26 DIGITIZE & MONETIZE OUR ECOSYSTEM DIGITIZING AB INBEV’S ECOSYSTEM A core pillar of AB InBev’s growth strategy is to digitize and monetize its ecosystem. We do this through platforms like BEES, which digitizes millions of business-to-business (B2B) customer relationships, and a growing direct-to-consumer (DTC) business that includes on-demand delivery apps Zé Delivery and TaDa Delivery, as well as the premium at-home draft system PerfectDraft.

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OPTIMIZE OUR BUSINESS
LEAD & GROW THE CATEGORY
DIGITIZE & MONETIZE OUR ECOSYSTEM

BEES is our global B2B digital commerce platform that elevates how we interact with retailers, from ordering to delivery. It enables us to support retailers more effectively, increase our frontline efficiency and deliver superior service. In 2025, BEES transacted 52.5 billion USD in Gross Merchandise Value (GMV).

BEES DRIVES GROWTH FOR AB INBEV

BEES' connected digital ecosystem, powered by artificial intelligence (AI), has equipped us with more effective tools to drive availability of our brands at scale. We deliver an elevated shopping experience with personalized recommendations so customers can easily reorder previous purchases and find new products that are relevant to them. They can also unlock benefits with our rewards program for retailers, Club B. In addition, we increased retailer satisfaction, reaching a Net Promoter Score (NPS) of 68 in 2025.

MAKING OUR FRONTLINE MORE EFFICIENT

BEES has helped make our frontline employees more efficient and effective. BEES Force, our digital tool for field sales representatives, strategically optimizes and personalizes in-store tasks. Since 2023, the tool has enabled them to spend on average 42% more time with retailers focusing on key priorities. BEES Deliver, our digital tool for delivery and fulfillment, provides real-time delivery visibility, simplifies issue resolution, enables seamless payment collection, and streamlines end-of-day settlement and reconciliation. AI is embedded into BEES Force and BEES Deliver, optimizing routing, prioritizing high-impact tasks, and validating execution at scale through image recognition.

BUILDING A MARKETPLACE

BEES enables AB InBev to monetize its B2B ecosystem by providing the BEES technology as a service to global and regional brands and distributors. These partners leverage BEES and its e-commerce capabilities, sales force automation, and digital payments. Together, these tools help elevate their relationships with retailers, expand coverage, strengthen commercial execution, and unlock growth. BEES partners with more than 500 leading brands and distributors and in 2025, processed over 50 million orders containing third-party products, representing 3.5 billion USD in GMV, a 61% increase compared to 2024.


BEES
BEES Force
BAR ANDRE
Add

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DIRECT TO CONSUMER

In 2025, our DTC ecosystem of digital and physical products generated revenue of approximately 1.3 billion USD. Our DTC solutions, Zé Delivery, TaDa Delivery, and PerfectDraft, generated 76 million e-commerce orders and delivered 550 million USD in revenue, growth of 8% versus 2024.

PerfectDraft

THE PREMIUM AT-HOME BEER EXPERIENCE

PerfectDraft continues to redefine the at-home beer experience, providing households across seven European markets with freshly poured draught beer from over 40 iconic brands. In partnership with David Beckham, we created a film showcasing the innovation that helps pour pub quality beer at home. In 2025, PerfectDraft reached 358,000 households in Europe.

ON-DEMAND DELIVERY PLATFORMS

Zé Delivery and TaDa Delivery, on-demand delivery services created to deliver cold beer in 30 minutes or less, served 11.1 million consumers in 2025. In Brazil, Zé Delivery expanded consumer convenience by offering a 15-minute delivery service, "Modo Turbo" in 550+ cities. As a sponsor of Carnival, Zé offered promotions and discounts to consumers enjoying the festivities in-person and at-home across Brazil.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 29 OPTIMIZE OUR BUSINESS SUPERIOR PROFITABILITY AND CASH FLOW GENERATION We are best-in-class in both profitability and cash We continued to invest to drive the organic growth USD EBITDA growth, balanced net working capital 1 conversion among our CPG peers , with an EBITDA of our business with 7.4 billion USD in sales and management, and lower net finance costs delivered margin of 35.8% and adjusted free cash flow as a marketing investments and 3.6 billion USD in net another year of solid free cash flow generation percentage of revenue of 19%. We remain disciplined capital expenditure (capex) investments. Our capex with 11.3 billion USD, consolidating the step-change in overhead management, which combined with investments included additional brewing, packaging delivered in FY24. production cost efficiencies and operating leverage, and distribution capacities in multiple countries drove EBITDA margin expansion of 101 basis points. including the U.S., Mexico, Canada, and Brazil. 1 CPG Peers include: Danone, Carlsberg, Heineken, Molson Coors, L’Oreal, Diageo, Pernod Ricard, Coca-Cola, Pepsi, Mondelez, Nestle, P&G, Reckitt, and Unilever.

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OPTIMIZE OUR BUSINESS

EFFICIENT CAPITAL STRUCTURE

We continued to proactively manage our debt portfolio with bond repurchases of 6 billion USD and issuances of 3.2 billion Euro, strengthening our debt maturity profile while maintaining our average coupon. We have limited near-term debt maturities, a weighted average maturity of approximately 13 years, and maintained a strong liquidity position of approximately 22 billion USD, consisting of 10.1 billion USD available under our Sustainability Linked Revolving Credit Facility and 11.9 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

Deleveraging to a ratio of around 2.0x net debt to-normalized EBITDA remains our optimal capital structure. Our net debt to EBITDA decreased from 2.89x as of December 31, 2024, to 2.87x as of December 31, 2025.

RELIABLE COMPOUNDING GROWTH

2025 marks four years since we introduced our 3-pillar strategy and medium-term outlook to deliver organic EBITDA growth of between 4-8%.. Since FY21, we have increased our revenue by 5 billion USD, our free cash flow by 2 billion USD and our Underlying EPS by a CAGR of 6.7% in USD. Our financial performance has been consistent with organic EBITDA growth within or above our medium-term outlook every year over the last four years. We are encouraged by the progress we have made over the last four years and will continue to work towards consistently compounding our growth over the long-term.

MAXIMIZING VALUE CREATION

We are committed to driving long-term shareholder value creation through a combination of profitable growth and disciplined capital allocation choices. Given our solid free cash flow generation and increased flexibility, during FY25 the AB InBev Board of Directors approved a 6 billion USD share buyback program to be executed within the next 24 months, an interim dividend of 0.15 EUR per share, and proposed a final dividend of 1.00 EUR per share. The proposed total dividend for FY25 represents an increase of 15% versus FY24, with the ambition to continue a progressive dividend over time.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 31 MODERATION AB InBev has championed moderation for more than 100 years. With a lower alcohol-by-volume (ABV), beer is the natural choice to enjoy responsibly. There’s a beer for every occasion, and our portfolio offers consumers choice and something new to discover — with and without alcohol. Over the past decade, we have invested more than 1 billion USD to promote responsible consumption – from initiatives to improve road safety in 34 countries, to training more than 200,000 staff in responsible beverage service- we are actively working to reduce harmful drinking. The World Health Organization reports that harm from excessive alcohol use has declined by over 20% globally since 2010, while beer volumes increased. Moving forward, AB InBev will continue to be part of the solution to work to reduce the harmful use of alcohol.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 32 A DECADE OF PROGRESS DRIVING POSITIVE CHANGE In line with our history and principles of promoting moderation, ten years ago, we set an ambition: to help reduce harmful drinking globally by using our core business strengths – our brands, market - ing capabilities, and partnerships with governments, public health professionals, and community groups. We set four Global Smart Drinking Goals which guided our work from 2015 to 2025. After a decade of learning, innovation, and measurable impact, we are proud of our results. We launched more than 230 initiatives across 35 markets, and spearheaded the largest voluntary labeling initiative in the industry, implementing universal pictorial warnings even in countries where warnings were not required. We also doubled down on offering consumers choice, creating a growing portfolio of low-alcohol and no-alcohol beers. We have reached more than 1 billion consumers through our mod - eration campaigns and trained our retailers through our “Respon - sible Beverage Service” programs to strengthen compliance, age verification, and point-of-sale responsible messaging.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 33 OUR GLOBAL SMART DRINKING GOALS In 2015 we set four Global Smart Drinking Goals which guided our work through 2025. After a decade of learning, innovation, and measurable impact, we are proud of our results. PROGRAMS SOCIAL NORMS BEER PORTFOLIO LABELING We partnered with local govern- Through sustained investment in In 2015, AB InBev set an ambitious As part of AB InBev’s voluntary guid- social norms marketing programs ments, universities, and NGOs goal to increase no- and low- ance labeling initiative, the com- to test multiple evidence-based across our global footprint, we alcohol beers (NABLAB) to rep- pany included smart drinking label leveraged our reach to improve interventions across six city pilots resent 20% of our global beer designs on primary product pack- to reduce harmful drinking. Road consumer attitudes and behaviors volume by 2025. Although the aging for products in countries toward moderation. Safety, Responsible Beverage company did not fully reach this where there is currently no legal Service training, and Screening ambition, by 2025, 6.2% of global mandate for warnings, providing and Brief Interventions (SBI) proved beer volume was below 3.5% ABV. actionable advice to consumers. most effective. Products at 4.5 % ABV or below now represent 52.9% of AB InBev’s Building on these outcomes, we global portfolio. Our portfolio now developed frameworks to scale includes 80 no- and low-alcohol these models globally. brands. We have no-alcohol beers in 70 markets.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 34 SMART DRINKING PROGRAMS Working with our communities to implement evidence-based initiatives that promote moderation and reduce harmful drinking. In 2025, AB InBev and the AB InBev Foundation supported 46 programs across 24 countries such as providing digital tools for health providers to SOCIAL NORMS efficiently implement a recognized SBI protocol, like MODERA SP in Brazil, and responsible beverage Investing in brand marketing that service training for retailers. promotes moderation and responsible These programs, along with our continued behaviors. investment in large-scale initiatives such as road We continue to improve consumer attitudes and safety programs in 14 countries with the United behaviors toward moderation, investing more than Nations Institute for Training and Research [UNITAR] 1 billion USD globally, by activating 140 campaigns and Together for Safer Roads, have contributed to across 40 markets, reaching millions of consumers measurable progress. worldwide.

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SMART DRINKING

BEER PORTFOLIO

Expanding the number of balanced choices available to consumers worldwide.

Our portfolio now includes 80 no- and low-alcohol brands. We have no-alcohol beers in 70 markets, featuring global brands like Corona Cero, Budweiser 0.0, Michelob ULTRA Zero, and Stella Artois 0.0.

Continued investments in innovative brewing advancements like SmartYeast 0.0 produce high quality, award-winning no-alcohol beers. Michelob ULTRA Zero leverages this new brewing technique and our PureBrew system, to preserve the full flavor profile of Michelob ULTRA with only 29 calories per bottle. According to Circana, it was the top beer industry innovation in the U.S. during 2025.


Corona
Cero
STELLA
ARTOIS
BRAHMA
Jupiler
0.0



LABELING

Promoting moderation with clear and easy-to-read label tips.

Beer is uniquely positioned to support moderation with standardized labels and single-serve portions that make it easier for consumers to understand what they are drinking and make mindful choices.

Around the world, our bottles include labels with voluntary messaging that promote responsible consumption such as “Dont Drink and Drive”, “Not for Minors”, and “Not for Pregnant Women.”

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Business for Impact

GEORGETOWN UNIVERSITY
McDONOUGH SCHOOL of BUSINESS

DEMONSTRATING THE POWER OF MODERATION

Together with Brands on a Mission, Georgetown University Business for Impact assessed AB InBev's 10-year Smart Drinking goals, exploring how marketing, data, and cross-sector partnerships can drive progress in reducing harmful drinking and advancing moderation.

KEY TAKEAWAYS FROM THE STUDY INCLUDE

1. A beer company can make a difference. When business and public health work together, the impact multiplies.
2. Social norms marketing works. Campaigns that highlight positive behavior — not fear or restriction — shift attitudes more effectively and sustainably.
3. No-alcohol beers emerged as transformative. They expanded choices, reduced stigma, and made moderation aspirational.
4. Data and measurement matter. Systematic data collection and third-party evaluation were essential to guide strategy and prove impact.
5. Partnerships amplify results. Collaborations with governments, NGOs, universities, and the private sector ensured scale and credibility.

THE SMART DRINKING EVOLUTION

Building on a decade of insights, programs, and partnerships, we are scaling our Smart Drinking efforts globally to drive greater impact. By expanding consumer choice, promoting responsible consumption through our brands, and fostering moderation in our communities, we are showing how moderation drives growth, trust, and shared value.

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ANNUAL REPORT 2025 - 37


맛이
가치가 되는
순간
2025 글로벌 건전음주의 날
GLOBAL BEER
RESPONSIBLE DAY
CHEERS
TO
MODERATION
OB 오비맥주
Cass
Smooth
Bud
NEVER
GOES
ALONE
STELLA ARTOIS

CHEERS TO MODERATION

In 2025, AB InBev celebrated beer as the drink for moderation through our global "Cheers to Moderation" activation, highlighting our broad portfolio of balanced choices that empower consumers to seamlessly alternate between alcohol and low- or no-alcohol beverages. Around the world, we hosted brewery tours to showcase innovation in no-alcohol brewing, share insights on consumer trends, and demonstrate why AB InBev has the ambition of being the leader of moderation. Our colleagues also took this message into local communities, engaging directly with consumers and retailers to promote responsible beverage service training and spotlight our growing no-alcohol portfolio.

CANADA

Labatt launched Michelob ULTRA Zero, introducing the newest no-alcohol option in its portfolio and reinforcing the importance of moderation. To mark the occasion, employees took to the streets for a day of sampling, giving consumers of legal drinking age the opportunity to experience ULTRA Zero for the first time while sharing messages of balance and responsible consumption.

CHINA

In China, Budweiser APAC launched a Bud 0.0–led moderation campaign, activating at China's first Tomorrowland to promote balanced choices through point-of-sale messaging and custom animated stickers on glasses encouraging responsible drinking.

PERU

In Peru, employees reached more than 14,000 points of sale with Ruta Chill – an initiative promoting responsible consumption, best practices, and age-verification compliance across Lima, Trujillo, Tarapoto, and Arequipa. The team also engaged private and public-sector leaders, as well as academia, through a moderation stand at Perú Sostenible, the country's leading sustainability summit.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 38 OUR COMMUNITIES Making an impact in our Communities At AB InBev, our purpose – to create a future with more cheers – begins in the communities where we live and work. We are committed to making a positive and lasting impact in every community we serve, from creating jobs to supporting local suppliers, empowering entrepreneurs, and contributing to economic growth.

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CHEERS TO BARS

For centuries, beer has been at the heart of gatherings at bars and pubs, where memories are made, and friendships begin. Local bars are vital because of their positive impact to local economies and communities around the world. Beginning on August 1st in honor of International Beer Day, AB InBev raised a toast to celebrate bars with its global "Cheers to Bars" activation in more than 30 countries throughout the month.

BELGIUM

AB InBev started a collaboration with NGO Kroegtijgers, also known as "Pub Tigers," to encourage social gatherings at bars. More than 2,000 bars across Belgium and Luxembourg participated in Stella Artois' "Perfect Serve Awards," highlighting the brand's commitment to excellence and the unique experience found only at the bar.

COLOMBIA

Bavaria, Colombia's largest brewer, signed a strategic alliance with CAF – Development Bank of Latin America and the Caribbean – to promote financial inclusion and digitization for small businesses in the region as part of its "Cheers to Las Tiendas" or "Cheers to Local Businesses" activation.

ARGENTINA

Quilmes unveiled a new Patagonia brewpub, or "Refugio," in the Puerto Madero neighborhood of Buenos Aires.

BRAZIL

Ambev published a Bar Guide demonstrating the importance of bars and restaurants together with local NGOs and industry partners.

SOUTH AFRICA

The South African Breweries hosted a "Cheers to Retailers" event to honor local businesses for their contributions to local communities.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 40 DRINKING WATER We take pride in supporting our communities and first responders during times of need. Our commitment to providing safe drinking water spans across various regions, with significant efforts made around the world. U.S. BRAZIL MEXICO INDIA For decades, Anheuser-Busch has paused Ambev, in partnership with Florescer – a non- Grupo Modelo, through Aguas Firmes and AB InBev India installed two “Water ATMs” in beer production at its breweries to produce profit organization that fosters local econ - in collaboration with the German Agency Mysuru to help provide a safe, accessible, and emergency drinking water, a critical resource omies – installed drinking water fountains for International Development, local authori- reliable supply of clean drinking water, purified that provides relief to communities across in Belém, benefiting over 1.2 million people ties and community leaders, held a Support through reverse osmosis filtration plants. the U.S. in times of need. In April 2025, the across urban and riverside areas. The part- Delivery event in Apan, Hidalgo, distributing company produced its 100 millionth can of nership also expanded to Rio de Janeiro, pro- 700 water tanks to families and community emergency drinking water for communities viding access to clean water for communities spaces. impacted by disaster since 1988. This effort without adequate supply and reaching nearly underscores the company’s continued com- 150,000 residents. mitment to showing up for its neighbors in partnership with the American Red Cross.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 41 SUPPORTING SERVICE MEMBERS & FIRST RESPONDERS In 2025, Anheuser-Busch and its wholesaler partners celebrated 15 years of partnership with Folds of Honor, a nonprofit organization that provides life-changing educational scholarships to the families of fallen or disabled U.S. military service members and first responders. In celebration of the incredible impact that Folds of Honor has had on the military and first responder communities, Budweiser introduced new opportunities to donate to Folds of Honor, including donating a portion of sales proceeds, and released new limited-edition Budweiser patriotic packaging benefiting Folds of Honor.

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SUSTAINABILITY

2025 Sustainability Goals[1]

Our 2025 sustainability goals were set in 2018 to drive impact across our value chain. As our business is closely tied to the natural environment and local communities, our goals focused on areas that are relevant to our business: **water, agriculture, climate, and packaging.** We are proud of the strong progress made over the last eight years and the achievements delivered.

Water Stewardship Goal

100% of our communities in high stress areas will have measurably improved water availability and quality.

We achieved our Water Stewardship Goal with 100% of high-stress sites showing measurably improved water availability in 2025. In addition to our Water Stewardship Goal, we sought to achieve an average water use efficiency ratio of 2.5 hl/hl across our breweries globally by 2025, and a water use efficiency ratio of 2.0 hl/hl for our breweries across the 36 high-stress sites in scope of our Goal. In 2025, we reached these ambitions with a water use efficiency ratio of 2.38 hl/hl globally, an improvement of 22.7% compared to the 2017 water use efficiency ratio, and 1.95 hl/hl across the high-stress sites in scope of the Goal, an improvement of 31.3% compared to the 2017 water use efficiency ratio across these sites of 2.84 hl/hl.

Smart Agriculture Goal

100% of our direct farmers will be Skilled, Connected and Financially Empowered.

We achieved our Smart Agriculture Goal with 100% of our direct farmer population skilled, connected, and financially empowered in 2025 through local programs and partnerships around the world.

Climate Action Goal

100% of our purchased electricity will be from renewable sources, and we will reduce our CO_2 emissions by 25% across our value chain.

We reduced our Scopes 1, 2, and 3 emissions per hectoliter of production by 31.9% against a 2017 baseline, achieving our emissions intensity reduction goal of 25%. We also reduced our Scopes 1 and 2 absolute emissions by 44.4% against a 2017 baseline, reaching our ambition of 35%. We increased our percentage of operational renewable electricity by 66.8 percentage points against a 2018 baseline to 83.7%. Despite falling short of our goal to reach 100% operational renewable electricity, we achieved 100% contracted electricity across our operations.

Circular Packaging Goal

100% of our products will be in packaging that is returnable or made from majority recycled content.

In 2025, 89.7% of our products were in returnable packaging or made from majority recycled content (more than 50%), representing a 10.6 percentage point increase since the goal was set in 2017. While we reached majority recycled content in glass and cans, we did not achieve this goal by the end of 2025 due to the availability of viable recycled content in PET packaging, which is highly dependent on local recycling supply chains and dynamic market conditions. 52.7% of our total primary packaging globally is made from majority recycled content, and more than 99% is recyclable.

31.9 %
reduction in Scopes 1, 2 and 3 emissions per hectoliter of production since 2017

20,500
worked with more than 20,500 direct farmers globally

22.7 %
improvement in water use efficiency ratio globally compared to 2017

Metric	2017	2018	2019	2020	2021	2022	2023	2024	2025
Water Stewardship									
Total water use by hectoliter of production (hl/hl)	3.08	2.94	2.79	2.68	2.64	2.64	2.53	2.47	2.38
Communities in high-stress areas with measurably improved water availability and quality	/	/	/	/	8%	17%	56%	89%	100%
Smart Agriculture									
Direct farmers Skilled, Connected and Financially Empowered									
Skilled	/	/	49%	75%	74%	89%	95%	100%	100%
Connected	/	/	44%	57%	64%	72%	92%	100%	100%
Financially Empowered	/	/	34%	59%	68%	72%	86%	100%	100%
Climate Action									
Total direct and indirect GHG emissions (Scopes 1 and 2 in million metric tonnes of CO_2eq)	5.49	5.22	4.87	4.44	4.14	3.68	3.39	3.19	3.05
Scopes 1, 2 and 3 GHG emissions per hectoliter of production (in kg CO_2eq/hl)	58.67	55.15	53.92	52.45	50.03	47.29	45.24	41.39	39.94
% Renewable electricity: operational	/	16.9%	20.9%	32.2%	41.2%	67.6%	73.6%	81.2%	83.7%
% Renewable electricity: contracted	/	51.1%	63.5%	73.6%	84.7%	97.1%	100.0%	100.0%	100.0%
Circular Packaging									
% Returnable packaging	47.2%	44.1%	43.4%	38.2%	37.0%	40.3%	41.2%	40.9%	40.4%
% Recycled content in primary packaging									
Glass	36.8%	40.5%	44.3%	45.8%	45.8%	48.0%	48.3%	50.0%	50.9%
Cans	59.7%	58.9%	59.3%	58.1%	56.2%	56.7%	61.3%	63.1%	66.2%
PET	23.3%	17.5%	27.5%	31.6%	23.3%	36.5%	42.6%	41.2%	41.8%

1 Please refer to the Sustainability Statements in this report for additional context.

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WATER STEWARDSHIP

As the world's leading brewer, we are focused on finding solutions to water challenges in our communities and across our supply chain.

Our innovations to improve water efficiency have helped us reduce the amount of water we withdraw by more than 1.9 billion hectoliters at our breweries between 2017 and 2025 – equivalent to more than the annual drinking water consumption of the city of Brussels. Our water risk assessment tool reviews operational water risks globally. We make advancements in water stewardship through operational excellence, improvements in water treatment and reuse, and adoption of new technologies. To support watershed health, we implemented a robust process to try to identify and implement long-term, nature-based solutions such as the removal of non-native plants, the planting of trees, and the construction of dams and wetlands to minimize runoff and increase infiltration.

Our water stewardship activities have also positively impacted communities, local economies, and nature across the 36 high-stress watersheds in scope of our 2025 Water Stewardship Goal.

For example, in Mexico, we continued our Aguas Firmes project in partnership with the German International Cooperation Society (GIZ) and The Coca-Cola Company. The project aims to improve the availability of water by increasing the natural recharge of aquifers and working with local farmers to improve irrigation systems and water-efficient practices. Over the past five years, the total project has resulted in more than 13 million cubic meters of potential water infiltration for high-stress sites in Mexico.

We also aim to advance water-efficient practices across our agricultural supply chain. For example, in partnership with one of the startups in our 100+ Accelerator, we leverage a watershed mapping tool that uses historical satellite imagery to identify shrinking water bodies and the root causes of water stress in India. Working with local farmers and communities, we remove sediment to help restore surface water and enable water collection for community use. Farmers then repurpose nutrient-rich silt to enrich their fields. Over 2 million HL of surface water capacity was created across three brewery locations in India in 2025.

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CHEERS TO NATURE

CHEERS **TO NATURE**

In March 2025, we brought together leaders, partners, and local officials across more than 20 countries as part of our “Cheers to Nature” global activation, highlighting the importance of water stewardship in our communities. Through watershed showcases and brewery events, we demonstrated our collective efforts to improve water use in our operations and water availability and quality in local watersheds. For example, in Belgium, we spotlighted the Leuven brewery’s water treatment system that purifies wastewater to high-quality levels for reuse in our operations. In South Korea, we showcased how Icheon Brewery has improved water use efficiency.

In Cape Town, South Africa, together with the local community and partner organizations like The Nature Conservancy, we showed how we combat diminishing rainfall and invasive vegetation that contribute to water scarcity in the region. Through these partnerships since 2015, we have helped restore over 3 billion liters of water in the Western Cape and have cleared more than 1,350 hectares of non-native vegetation.

This global celebration exhibited what we try to do every day – develop and implement innovations and sustainable practices to brew great beer and support communities around the world.

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SMART AGRICULTURE

We take a local, farmer-centric approach to support more sustainable agriculture. Beer is made with a few, simple ingredients – and great beers start with dedicated and productive farmers. In 2025, we worked with more than 20,500 direct farmers globally, including about 14,600 smallholders.

Since 2018, we have worked to try to improve outreach and engagement with our direct growers across farm sizes, priority crops, and geographic areas. To skill growers, we provide access to improved seed varieties, crop protocols, agronomy support, and training. To connect growers, we bring digital tools like real-time weather services and access to advanced data and analytics into the field and leverage digital and traditional media platforms to reach farmers in real-time. To financially empower growers, we provide access to cost sharing and risk mitigation tools, financial products and solutions, and financial skills training. In 2025, 100% of our direct farmers were skilled, connected, and financially empowered.

In 2025, we continued our global partnership with the World Food Programme and the AB InBev Foundation to work towards empowering smallholder farmers to help transform local agricultural systems and economies in priority sourcing regions in Africa. We are providing funding and expertise to advance projects supporting smallholder farmers in Tanzania, Zambia, Ghana, and Nigeria through this partnership. We work collectively with farmers in these countries to try to increase local sorghum and maize production and improve access to stable markets, aiming to help them improve commercial viability.

Farming is the backbone of many local economies and has an impact on natural ecosystems. Our work contributes to the resilience of our communities by supporting the long-term productivity of growers and the adoption of sustainable growing practices. At AB InBev, we have a network of seven model farms around the world that help us identify and scale viable innovations to advance sustainable agriculture practices. We use our model farms to research new crop varieties and trial new agricultural techniques, aiming to identify and scale ways to improve farmer productivity and future-proof our agricultural supply chain.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 47 CHEERS TO FARMERS At our annual U.S. Rice Grower Day in Jones- In Mexico, we hosted farmers alongside boro, Arkansas in June, we celebrated the local partners and officials at Rancho rice farmers whose crops are behind the Cermo, our agriculture innovation facility Brewing great beer starts with simple crisp flavor and smooth finish of brands like in Zacatecas, Mexico, and showcased pro- ingredients – made possible by our farmers. Bud Light, Budweiser, and Michelob ULTRA. gress in agricultural research, economic Growing high-quality crops like grain and hops Around the Grower Day event, Busch Light impact, water efficiency, and digital inno- launched limited-edition farming cans vation. require expertise and dedication. As part of with the “U.S. Farmed” seal, and donated a our global “Cheers to Farmers” activation, we In Brazil, we celebrated in Passo Fundo with portion of profits to long-standing partner hosted events around the world to celebrate partners, agronomists, and technologists Farm Rescue, a nonprofit organization ded- our farmers. dedicated to barley, where the company icated to providing critical material aid to launched ABI Valente, a new seed devel- family farms and ranches across the Mid- oped over 12 years of R&D that is expected west. to deliver at least 15% higher productivity.

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CLIMATE & CIRCULAR PACKAGING

CLIMATE ACTION

Our business is closely tied to the natural environment as beer is made with natural ingredients. We believe we can build resilience to climate-related disruptions by working on decarbonization throughout our global operations.

We delivered on our 2025 emissions intensity reduction goal of 25% across Scopes 1, 2, and 3 with a reduction of 31.9%. In 2025, our absolute emissions in Scopes 1 and 2 decreased by 44.4% against a 2017 baseline, a reduction of 2.44 million metrics tons of CO_2eq. We increased our use of operational renewable electricity each year for the past eight years. In 2025, we converted 4.5 TW to renewable electricity, enough to power over 400,000 US households for a year. Challenges to reaching 100% operational renewable electricity include the absence of needed local infrastructure and enabling regulatory frameworks in some markets.

We work with local governments and organizations to expand access to credible renewable electricity options, refining our approach for local realities and supporting capacity-building in emerging markets. Our local initiatives have added renewable capacity to grids across our operating countries, including wind, solar, and onsite installations worldwide.

We continually explore new technologies and innovations to improve efficiency and lower emissions. For example, we founded the 100+ Accelerator in 2018 to provide mentorship, training and funding to help scale sustainable innovations. In partnership with The Coca-Cola Company, Colgate Palmolive, Danone, Unilever, and Mondelēz International, the 100+ Accelerator has worked with 190 startups from 40 countries.

In 2025, we piloted a technology through our 100+ Accelerator to address a challenge at our malting plat in Passo Fundo, Brazil. High summer temperatures in this local region mean that large amounts of energy are required to maintain optimal production conditions in the plant. To address this, we leveraged an innovative cooling technology that uses an adhesive film to reflect sunlight, helping to lower surface temperatures. The technology has helped achieve around a 30% reduction in power consumption onsite, reducing both energy use and emissions.





CIRCULAR PACKAGING

In packaging, we are focused on advancing circular solutions to improve efficiency and reduce emissions, as packaging represents about 38% of our total emissions. In 2025, 89.7% of our products were in returnable packaging or made from majority recycled content (more than 50%), representing a 10.6 percentage point increase since the goal was set in 2017.

Our use of recycled content enabled us to avoid the use of virgin primary packaging material nearly equivalent to 300 times the weight of the Eiffel Tower. In 2025, we increased our return rate for returnable bottles from 96.2% in 2024 to 96.9% globally. For example, in 2025, we introduced a new deposit system and consumer campaign in the Dominican Republic to encourage consumers to return glass bottles resulting in an increased return rate in the market. We are working with glass collectors and recyclers in local markets to increase the volume and quality of cullet to be utilized in our verticalized glass plants and by our suppliers in Brazil, Mexico, and South Africa.

Across our value chain, we also work upstream and downstream to help build the resilience of our partners and communities. Through our Eclipse program, we engaged more than 260 suppliers globally in 2025 to share action plans, data, and best practices, and pilot joint solutions to climate-related challenges. We support retailers and consumers in embracing renewable and circular solutions, such as eco-fridges and returnable glass bottles. We believe these efforts help reduce our Scope 3 emissions while strengthening our supply chain.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 49 OUR PEOPLE

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 50 OUR PEOPLE CULTURE WORKPLACE SAFETY ETHICS & TRANSPARENCY We Dream Big to Create a Future with Our culture is our greatest competitive The health and safety of our colleagues, We believe in promoting and maintaining the highest More Cheers. This means creating more advantage. At its core is ownership: our contractors, and service providers is standards of ethical behavior and are guided by our moments that bring people together – people know every step they take makes a core company value as part of our global policies, including our Code of Business Conduct, to celebrate, to connect, and to make a difference. They lead by example, take purpose to Create a Future With More which contains ethical principles that address key risk lasting memories. It’s a future built on accountability, and keep things simple, Cheers. We train our colleagues to make areas: Global Anti-Corruption, Human Rights, Data Privacy, 600 years of brewing heritage, with beer so ideas can grow and scale. That’s how the right choices for safety, for them- Anti-Harassment and Anti-Discrimination, and Conflict of at the heart of it all. we deliver superior results, build brands selves and for others. Interest. consumers love, and always think long Designed to guide colleagues and business partners Our people are our greatest strength. term. toward the highest standards of business integrity and We’re approximately 137,000 people ethics, our Compliance Channel provides direct access to across more than 40 countries world- Our culture is reflected in our annual the Ethics & Compliance team for questions, guidance, and wide, but part of something much Employee Engagement Score, which approvals related to compliance matters. Our Compliance bigger – a passionate ecosystem that hit an all-time high of 91% in 2025, with a Helpline is available to anyone who wishes to raise concerns nurtures beer from seed to sip. response rate above 95%. in a simple, confidential, and secure manner. In 2025, we trained 100% of eligible employees around the globe on compliance policies.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2025 2025 HIGHLIGHTS OUR STRATEGY MODERATION OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2025 - 51 TO A FUTURE WITH MORE CHEERS In 2025, we brought people all over the world together for unforgettable experiences - from iconic events to everyday moments with family and friends. We built on our rich brewing heritage with innovation, quality, and a growing portfolio of balanced choices, including low- and no-alcohol options. We continued to deepen the positive impact in the communities we serve. Our purpose guides everything we do, and we will continue to Dream Big to Create a Future With More Cheers.

FINANCIAL REPORT TABLE OF CONTENTS 53 157 Management report Information to our shareholders 74 Statement of the 158 Board of Directors Excerpt from the AB InBev NV/SA separate (non-consolidated) 75 financial statements prepared Independent auditors’ report in accordance with Belgian GAAP 81 160 Consolidated financial statements Glossary AB INBEV - ANNUAL REPORT 2025 - 52

Management report Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Beer is the drink for moderation, and for over a century, we have championed responsible drinking. We are committed to providing our consumers with balanced choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137 000 employees based in more than 40 countries worldwide. For 2025, our reported revenue was 59.3 billion US dollar (excluding joint ventures and associates). The following management report should be read in conjunction with our audited consolidated financial statements. In the rest of this document, we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”. These audited consolidated financial statements are reported in millions, indicated as “m”, unless stated otherwise. Selected financial figures To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business. Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, effective tax rate) before non-underlying items. Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures. AB INBEV - ANNUAL REPORT 2025 - 53

The table below presents the components of our operating income and operating expenses.

For the year ended 31 December Million US dollar	2025	%	2024	%
Revenue[1]	**59 320**	**100%**	**59 768**	**100%**
Cost of sales	(26 141)	44%	(26 744)	45%
Gross profit	**33 179**	**56%**	**33 024**	**55%**
SG&A	(18 133)	31%	(18 341)	31%
Other operating income/(expense)	808	1%	779	1%
Normalized profit from operations (Normalized EBIT)	**15 854**	**27%**	**15 462**	**26%**
Non-underlying items	(449)	1%	25	-
Profit from operations (EBIT)	**15 405**	**26%**	**15 487**	**26%**
Depreciation, amortization and impairment	5 369	9%	5 496	9%
Non-underlying impairment	283	-	49	-
EBITDA	**21 057**	**35%**	**21 031**	**35%**
Normalized EBITDA	**21 223**	**36%**	**20 958**	**35%**
Underlying profit	**7 410**	**12%**	**7 061**	**12%**
Profit attributable to equity holders of AB InBev	**6 837**	**12%**	**5 855**	**10%**

The table below presents the components of our key cash flow figures.

For the year ended 31 December Million US dollar	2025	2024
Operating activities		
Profit	8 477	7 416
Interest, taxes and non-cash items included in profit	13 160	13 990
Cash flow from operating activities before changes in working capital and use of provisions	**21 637**	**21 406**
Change in working capital	(398)	(22)
Pension contributions and use of provisions	(426)	(374)
Interest and taxes (paid)/received	(6 126)	(6 189)
Dividends received	195	234
Cash flow from operating activities	**14 883**	**15 055**
Investing activities		
Net capex	(3 552)	(3 735)
Sale/(acquisition) of subsidiaries, net of cash	18	(46)
Net proceeds from sale / (acquisition) of other assets	98	523
Cash flow from / (used in) investing activities	**(3 436)**	**(3 259)**
Financing activities		
Net (repayments of) / proceeds from borrowings	(2 460)	(3 830)
Dividends paid	(4 543)	(2 672)
Share buyback	(2 301)	(937)
Payment of lease liabilities	(733)	(787)
Derivative financial instruments	(206)	(431)
Sale/(acquisition) of non-controlling interests	(323)	(435)
Other financing cash flows	(883)	(763)
Cash flow from / (used in) financing activities	**(11 450)**	**(9 854)**
Net increase / (decrease) in cash and cash equivalents	**(3)**	**1 942**

[1] Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company's customer.

AB INBEV - ANNUAL REPORT 2025 - 54

Financial performance

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables in this management report provide the segment information per region for the periods ended 31 December 2025 and 2024 in the format down to Normalized EBIT level that is used by management to monitor performance.

The tables below provide a summary of our performance for the periods ended 31 December 2025 and 2024 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers. Since 2024, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes.

AB InBev Worldwide	2024	Scope	Currency Translation	Organic Growth	2025	Organic Growth
Volumes	575 706	(1 265)	-	(13 341)	561 100	(2.3)%
Revenue	**59 768**	**(290)**	**(1 336)**	**1 178**	**59 320**	**2.0%**
Cost of sales	(26 744)	38	619	(54)	(26 141)	(0.2)%
Gross profit	**33 024**	**(251)**	**(717)**	**1 123**	**33 179**	**3.4%**
SG&A	(18 341)	(42)	383	(133)	(18 133)	(0.7)%
Other operating income/(expenses)	779	(34)	(13)	77	808	10.6%
Normalized EBIT	15 462	(328)	(347)	1 067	15 854	7.0%
Normalized EBITDA	**20 958**	**(319)**	**(441)**	**1 026**	**21 223**	**4.9%**
Normalized EBITDA margin	35.1%				35.8%	101bps

In 2025, our normalized EBITDA increased by 4.9% organically to 21 223m US dollar, with an EBITDA margin of 35.8%, representing a margin expansion of 101bps, driven by disciplined revenue management and premiumization, as well as efficient overhead management.

Our consolidated volumes declined by 2.3% in 2025, with beer volumes down 2.6% and non-beer volumes down 0.4%, as demand in some of our key markets was impacted by a constrained consumer environment and unseasonable weather.

Our consolidated revenue grew by 2.0% to 59 320m US dollar with revenue per hectoliter growth of 4.4% in 2025, as a result of disciplined revenue management and premiumization, with growth in 65% of our markets.

Our consolidated cost of sales increased by 0.2% and increased by 2.6% on a per hectoliter basis, driven by foreign exchange and commodities headwinds.

Our total operating expenses increased by 0.3% in 2025. Consolidated selling, general and administrative expenses (SG&A) increased by 0.7%, as we increased our sales and marketing investments. Consolidated other operating income increased by 10.6%, driven by one-time gains.

AB INBEV - ANNUAL REPORT 2025 - 55

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks, spirits-based beverages and energy drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew and sell, and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export business, which comprises our global headquarters and export operations not allocated to any region, are presented separately.

Our consolidated volumes declined by 2.3% in 2025, with beer volumes down 2.6% and non-beer volumes down 0.4%.

The table below summarizes the volume evolution per region and the related comments are based on organic numbers.

Thousand hectoliters	2024	Scope	Organic Growth	2025	Organic Growth
North America	86 272	(961)	(2 577)	82 734	(3.0)%
Middle Americas	150 086	(351)	755	150 490	0.5%
South America	160 768	-	(5 597)	155 171	(3.5)%
EMEA	93 804	147	(629)	93 323	(0.7)%
Asia Pacific	84 397	(91)	(5 306)	78 999	(6.3)%
Global Export and Holding Companies	380	(9)	13	383	3.4%
AB InBev Worldwide	**575 706**	**(1 265)**	**(13 341)**	**561 100**	**(2.3)%**

North America

Our volumes decreased by 3.0%.

- **United States:** our sales-to-retailers ("STRs") declined by 3.2%, estimated to have outperformed the industry, and our sales-to-wholesalers ("STWs") declined by 3.2%. Our market share momentum continued in 2025, with share gains in beer and the spirits-based ready-to-drink category, according to Circana. Our beer performance was led by Michelob Ultra, the leading brand by volume in the industry and the #1 volume share gainer, and Busch Light, which continued to be the #2 volume share gainer in the industry. In Beyond Beer, our portfolio momentum accelerated, led by Cutwater which was the #1 share gaining brand in the total spirits industry in the fourth quarter of 2025, according to Circana. We strengthened our leadership position in no-alcohol beer, with our portfolio gaining share. We are leading the industry in innovation, with Michelob Ultra Zero and Busch Light Apple the top two innovations in beer in 2025. Consistent execution, market share gains, and productivity initiatives enabled us to offset a soft industry.
- **Canada:** our volumes declined by low-single digits, estimated to have outperformed the industry in both beer and Beyond Beer. Our beer performance was led by Busch and Michelob Ultra which were the top two share gainers in the industry in 2025. Beyond Beer growth was led by Cutwater and Mike's Hard Lemonade which were both in the top five share gainers in the category.

Middle Americas

Our volumes increased by 0.5%.

- **Mexico:** our volumes were flat in 2025, outperforming the industry according to our estimates. Our business continued to gain share of the industry in 2025, with our performance led by our above core beer portfolio. We gained share of no-alcohol beer and, as of the third quarter of 2025, are the industry leader, with Corona Cero growing volume by strong double-digits. We continue to progress our digital initiatives, with BEES Marketplace growing GMV by 29% compared to 2024 and our digital DTC platform, TaDa Delivery, fulfilling 4.2 million orders, a 3% increase compared to 2024.
- **Colombia:** our volumes increased by low-single digits, estimated to be in-line with the industry. Driven by the consistent execution of our category expansion levers, the beer industry continued to grow in 2025 with our volumes reaching a new record high.
- **Peru:** our volumes increased by low-single digits, with our performance led by our above core beer portfolio, which grew volume by low-teens.
- **Ecuador:** our volumes increased by low-single digits.

AB INBEV - ANNUAL REPORT 2025 - 56

South America Our volumes decreased by 3.5%. •• Brazil: our volumes declined by 4.1%, with beer volumes down by 4.6% and non-beer volumes down by 2.9%. Beer volumes are estimated to be in line with the industry which was impacted by unseasonable weather and a soft consumer environment. Our premium and super premium beer brands led our performance in 2025, delivering high-teens volume growth and estimated to have gained market share to now lead the premium segment. Our mainstream volume trend improved sequentially in the fourth quarter of 2025 as weather conditions normalized, estimated to have gained share of the segment in the quarter. Our portfolio of balanced choices drove incremental growth with volumes of our no- alcohol beer brands increasing by 30% in 2025. In non-beer, our low- and no-sugar portfolio continued to outperform, delivering mid-twenties volume growth. We continue to progress our digital initiatives, with BEES Marketplace growing GMV by 78% compared to 2024, and our digital DTC platform, Zé Delivery, generating approximately 67 million orders. •• Argentina: our volumes declined by mid-single digits, estimated to have underperformed the industry, as overall consumer demand continued to be impacted by inflationary pressures. EMEA Our volumes decreased by 0.7%. •• Europe: our volumes declined by low-single digits, estimated to have gained market share in 5 of our 6 key markets. The beer category was estimated to have gained share of alcohol beverages across our key markets in 2025. We continued to premiumize our portfolio and increase our overall brand power. Our performance in 2025 was driven by our megabrands, led by Corona, which delivered mid-single digit volume growth, and Stella Artois. We successfully completed the integration of San Miguel into our UK portfolio, becoming the leading brewer in the UK. Led by Corona Cero, the momentum of our no-alcohol beer portfolio continued, delivering mid-twenties volume growth and gaining share in key markets such as the Netherlands, France and Italy. •• South Africa: our volumes grew by low-single digits, estimated to have outperformed the industry in both beer and Beyond Beer. Both the beer and Beyond Beer categories continued to grow and gain share of alcohol beverages this year according to our estimates. The momentum of our business continued, with focused investments in our megabrands increasing the brand power of our portfolio. Our performance was led by our premium and super premium beer brands, which grew volumes by high-single digits. In Beyond Beer, our portfolio grew volumes by high-single digits led by Flying Fish and our spirits-based RTD innovations. •• Africa excluding South Africa: our beer volumes in Nigeria declined by mid-teens in 2025, impacted by a soft industry. In our other markets in Africa, volumes grew by low-single digits in 2025. Performance was led by growth in Mozambique, Tanzania and Uganda, with our businesses in Mozambique and Zambia reaching their highest market share in the last five years. Asia Pacific Our volumes decreased by 6.3%. •• China: our volumes declined by 8.6%. The beer industry showed signs of stabilization in 2025 with volumes estimated to have declined by low-single digits. In 2025, our results in China were below our potential as we adjusted inventory levels to better reflect the channel and geographic shifts in the industry and worked towards better positioning our business to participate in the growth areas. In the fourth quarter of 2025, we estimate our market share trend improved to be flat compared to the fourth quarter of 2024, driven by improvements in Budweiser brand power and in-home channel performance. As we move forward, we are focused on rebuilding momentum and reigniting growth. To achieve this, we will continue to invest in our portfolio, innovation and mega platform activations, enhancing our route to market in the in-home channel, and expanding our footprint through targeted geographic expansion. In 2025, we expanded innovations in brands, such as the national rollout of Budweiser Magnum, and in packaging, such as the launch of the 1 liter can and the Corona full-open lid can. •• South Korea: our volumes declined by low-single digits in 2025, estimated to have outperformed a soft industry. AB INBEV - ANNUAL REPORT 2025 - 57

Revenue Our consolidated revenue grew by 2.0% to 59 320m US dollar with revenue per hectoliter growth of 4.4% in 2025, as a result of disciplined revenue management and premiumization. Our consolidated revenue grew in 65% of our markets. Cost of sales Our cost of sales increased by 0.2% and increased by 2.6% on a per hectoliter basis, driven by foreign exchange and commodities headwinds. Operating expenses Our total operating expenses increased by 0.3% in 2025: • Consolidated selling, general and administrative expenses (SG&A) increased by 0.7%, as we increased our sales and marketing investments. • Consolidated other operating income increased by 10.6%, driven by one-time gains. Normalized EBITDA Our normalized EBITDA (normalized profit from operations before depreciation and amortization) increased by 4.9% organically to 21 223m US dollar, with an EBITDA margin of 35.8%, representing a margin expansion of 101bps, driven by disciplined revenue management and premiumization, as well as efficient overhead management. AB INBEV - ANNUAL REPORT 2025 - 58

Operating results by region

The tables below provide a summary of the performance of each region, for the period ended 31 December 2025 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers. Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region's sales and premium product mix.

AB InBev Worldwide	2024	Scope	Currency Translation	Organic Growth	2025	Organic Growth
Volumes	575 706	(1 265)	-	(13 341)	561 100	(2.3)%
Revenue	**59 768**	**(290)**	**(1 336)**	**1 178**	**59 320**	**2.0%**
Cost of sales	(26 744)	38	619	(54)	(26 141)	(0.2)%
Gross profit	**33 024**	**(251)**	**(717)**	**1 123**	**33 179**	**3.4%**
SG&A	(18 341)	(42)	383	(133)	(18 133)	(0.7)%
Other operating income/(expenses)	779	(34)	(13)	77	808	10.6%
Normalized EBIT	15 462	(328)	(347)	1 067	15 854	7.0%
Normalized EBITDA	**20 958**	**(319)**	**(441)**	**1 026**	**21 223**	**4.9%**
Normalized EBITDA margin	35.1%				35.8%	101bps

North America	2024	Scope	Currency Translation	Organic Growth	2025	Organic Growth
Volumes	86 272	(961)	-	(2 577)	82 734	(3.0)%
Revenue	**14 655**	**(259)**	**(46)**	**(142)**	**14 207**	**(1.0)%**
Cost of sales	(6 236)	193	16	164	(5 863)	2.7%
Gross profit	**8 419**	**(66)**	**(31)**	**21**	**8 345**	**0.3%**
SG&A	(4 358)	(30)	16	(35)	(4 407)	(0.8)%
Other operating income/(expenses)	7	-	2	29	38	-
Normalized EBIT	4 069	(95)	(13)	15	3 975	0.4%
Normalized EBITDA	**4 791**	**(94)**	**(16)**	**6**	**4 687**	**0.1%**
Normalized EBITDA margin	32.7%				33.0%	37bps

Middle Americas	2024	Scope	Currency Translation	Organic Growth	2025	Organic Growth
Volumes	150 086	(351)	-	755	150 490	0.5%
Revenue	**17 072**	**(53)**	**(451)**	**807**	**17 376**	**4.7%**
Cost of sales	(6 242)	(24)	162	(46)	(6 151)	(0.7)%
Gross profit	**10 830**	**(77)**	**(289)**	**761**	**11 225**	**7.1%**
SG&A	(3 976)	(0)	108	(36)	(3 904)	(0.9)%
Other operating income/(expenses)	34	0	(1)	(13)	21	(36.4)%
Normalized EBIT	6 889	(77)	(182)	712	7 342	10.4%
Normalized EBITDA	**8 400**	**(79)**	**(224)**	**588**	**8 685**	**7.0%**
Normalized EBITDA margin	49.2%				50.0%	108bps

South America	2024	Scope	Currency Translation	Organic Growth	2025	Organic Growth
Volumes	160 768	-	-	(5 597)	155 171	(3.5)%
Revenue	**12 423**	**(80)**	**(999)**	**610**	**11 954**	**4.9%**
Cost of sales	(6 073)	(46)	531	(300)	(5 888)	(4.9)%
Gross profit	**6 350**	**(126)**	**(468)**	**310**	**6 066**	**4.9%**
SG&A	(3 779)	(33)	317	(60)	(3 555)	(1.6)%
Other operating income/(expenses)	452	(51)	(19)	44	426	11.6%
Normalized EBIT	3 024	(210)	(170)	294	2 937	10.2%
Normalized EBITDA	**4 052**	**(195)**	**(251)**	**294**	**3 901**	**7.5%**
Normalized EBITDA margin	32.6%				32.6%	78bps

EMEA	2024	Scope	Currency Translation	Organic Growth	2025	Organic Growth
Volumes	93 804	147	-	(629)	93 323	(0.7)%
Revenue	**9 003**	**(36)**	**250**	**284**	**9 502**	**3.2%**
Cost of sales	(4 678)	31	(128)	(56)	(4 832)	(1.2)%
Gross profit	**4 325**	**(4)**	**122**	**228**	**4 670**	**5.3%**
SG&A	(2 701)	(45)	(80)	(60)	(2 886)	(2.2)%
Other operating income/(expenses)	177	17	7	33	234	17.2%
Normalized EBIT	1 801	(32)	49	201	2 019	11.4%
Normalized EBITDA	**2 847**	**(26)**	**80**	**198**	**3 098**	**7.0%**
Normalized EBITDA margin	31.6%				32.6%	117bps

AB INBEV - ANNUAL REPORT 2025 - 59

Asia Pacific	2024	Scope	Currency Translation	Organic Growth	2025	Organic Growth
Volumes	84 397	(91)	-	(5 306)	78 999	(6.3)%
Revenue	**6 196**	**(6)**	**(92)**	**(404)**	**5 693**	**(6.5)%**
Cost of sales	(2 970)	(19)	42	205	(2 741)	6.9%
Gross profit	**3 227**	**(25)**	**(50)**	**(199)**	**2 952**	**(6.2)%**
SG&A	(2 059)	(13)	32	96	(1 944)	4.6%
Other operating income/(expenses)	116	0	0	(30)	86	(26.2)%
Normalized EBIT	1 284	(38)	(18)	(134)	1 094	(10.6)%
Normalized EBITDA	**1 933**	**(35)**	**(25)**	**(172)**	**1 700**	**(9.0)%**
Normalized EBITDA margin	31.2%				29.9%	(81)bps

Global Export and Holding Companies	2024	Scope	Currency Translation	Organic Growth	2025	Organic Growth
Volumes	380	(9)	-	13	383	3.4%
Revenue	**418**	**144**	**3**	**23**	**588**	**6.1%**
Cost of sales	(546)	(98)	(3)	(21)	(667)	(4.1)%
Gross profit	**(128)**	**46**	**0**	**2**	**(79)**	**1.8%**
SG&A	(1 468)	79	(11)	(38)	(1 438)	(2.8)%
Other operating income/(expenses)	(8)	-	(2)	14	3	-
Normalized EBIT	(1 604)	125	(14)	(22)	(1 513)	(1.5)%
Normalized EBITDA	**(1 065)**	**110**	**(5)**	**111**	**(848)**	**11.6%**

Reconciliation between Normalized EBITDA and profit attributable to equity holders

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company's underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Non-underlying share of results of associates, (v) Non-underlying net finance (income)/expense, (vi) Net finance expense, (vii) Non-underlying items above EBIT (including non-underlying impairment) and (viii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the year ended 31 December Million US dollar	Notes	2025	2024
Profit attributable to equity holders of AB InBev		**6 837**	**5 855**
Non-controlling interest		1 640	1 561
Profit of the period		**8 477**	**7 416**
Income tax expense	12	2 850	3 152
Share of result of associates	16	(378)	(329)
Non-underlying share of results of associates	8 / 16	(9)	(104)
Net finance expense	11	4 280	4 358
Non-underlying net finance (income)/expense	11	185	995
Non-underlying items above EBIT (including non-underlying impairment)	8	449	(25)
Normalized EBIT		**15 854**	**15 462**
Depreciation, amortization and impairment (excluding non-underlying impairment)	10	5 369	5 496
Normalized EBITDA		**21 223**	**20 958**

Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-underlying items are disclosed in Note 8 *Non-underlying items*.

AB INBEV - ANNUAL REPORT 2025 - 60

Impact of foreign currencies 1 Foreign currency exchange rates have a significant impact on our financial statements. The following table presents the 2 percentage of our revenue and normalized EBITDA by currency: Revenue Normalized EBITDA For the year ended 31 December 2025 2024 2025 2024 US dollar 24.9% 25.0% 19.5% 19.7% Brazilian real 15.0% 15.4% 14.1% 14.8% Mexican peso 12.7% 12.8% 18.2% 18.7% Chinese yuan 6.4% 7.3% 6.2% 7.5% Euro 5.9% 5.8% 2.9% 2.8% Colombian peso 5.6% 5.2% 7.7% 7.1% South African rand 4.7% 4.5% 4.9% 4.7% Peruvian sol 3.6% 3.2% 6.0% 5.3% Canadian dollar 3.1% 3.1% 3.1% 3.1% 2 Argentine peso 2.3% 3.0% 1.1% 2.1% Dominican peso 2.2% 2.3% 3.5% 3.6% South Korean won 2.0% 2.1% 2.0% 2.0% Pound sterling 2.0% 2.0% 1.3% 1.3% Other 9.5% 8.3% 9.6% 7.4% In 2025, the fluctuation of the foreign currency rates had a negative translation impact, including hyperinflation accounting impact, of 1 336m US dollar on our revenue (2024: negative impact of 1 995m US dollar), of 441m US dollar on our Normalized EBITDA (2024: negative impact of 589m US dollar) and of 347m US dollar on our Normalized EBIT (2024: negative impact of 401m US dollar). Our profit (after tax) was negatively affected by the fluctuation of foreign currencies, including hyperinflation accounting impact, amounting to 229m US dollar (2024: negative impact of 133m US dollar), while the negative translation impact, including hyperinflation accounting impact, on our EPS (profit attributable to our equity holders) was 197m US dollar or 0.10 US dollar per share (2024: negative impact of 130m US dollar or 0.07 US dollar per share). The impact of the fluctuation of the foreign currencies on our net debt amounted to 2 845m US dollar (increase of net debt) in 2025, as compared to an impact of 242m US dollar (decrease of net debt) in 2024. The impact of the fluctuation of the foreign currencies on the equity attributable to our equity holders amounted to 6 594m US dollar (increase of equity), as compared to an impact of 8 490m US dollar (decrease of equity) in 2024. 1 Amended to conform to the 2025 presentation. 2 Hyperinflation accounting was adopted in 2018 to report the company’s Argentine operations. AB INBEV - ANNUAL REPORT 2025 - 61

Profit Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 7 410m US dollar in 2025 (Underlying EPS 3.73 US dollar) as compared to 7 061m US dollar in 2024 (Underlying EPS 3.53 US dollar) (see Note 21 Changes in equity and earnings per share for more details). Profit attributable to equity holders for 2025 was 6 837m US dollar, compared to 5 855m US dollar for 2024, and included the following impacts: • Net finance expense (excluding non-underlying net finance items) was 4 280m US dollar in 2025 compared to a net finance expense of 4 358m US dollar in 2024. • Non-underlying net finance income/(expense) was 185m US dollar expense in 2025 compared to 995m US dollar expense in 2024. In 2025, 213m US dollar loss resulted from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (2024: 1 211m US dollar loss). In 2025, we also reported 28m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries (2024: 263m US dollar gain). • Non-underlying share of results of associates was 9m US dollar in 2025 compared to 104m US dollar in 2024 from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results. • Non-underlying items impacting profit from operations were 449m US dollar of non-underlying expense (2024: 25m US dollar income) comprising of 116m US dollar of restructuring expense (2024: 156m US dollar), 274m US dollar net loss of business and asset disposals (including impairment losses) (2024: 181m US dollar income), 53m US dollar expense of claims and legal costs, related mainly to customs audit claims in South Korea, and 5m US dollar acquisition-related costs. Business and asset disposals (including impairment losses) in 2025 mainly included a loss of 214m US dollar related to the planned sale of the Newark brewery and the closure of two other breweries in the United States and 60m US dollar net loss related to the disposal of assets held for sale in Barbados and other Caribbean islands and the sale and impairment of non-core assets. In 2024, business and asset disposals (including impairment losses) mainly included a gain of 437m US dollar recognized upon the sale of our share in associate Ghost Beverages LLC, partially offset by impairment losses of intangible assets and other non- core assets sold. • Income tax expense was 2 850m US dollar in 2025 with an effective tax rate of 26.1% compared to 3 152m US dollar in 2024 with an effective tax rate of 31.1%. The 2024 and 2025 effective tax rates were negatively impacted by non-deductible losses from derivatives related to the hedging of share-based payment programs and hedging of the shares issued in relation to the combination with Grupo Modelo and SAB. The 2024 effective tax rate included 205m US dollar of non-underlying tax expense. • Profit attributable to non-controlling interest was 1 640m US dollar in 2025 compared to 1 561m US dollar in 2024. AB INBEV - ANNUAL REPORT 2025 - 62

Liquidity position and capital resources CASH FLOWS Million US dollar 2025 2024 Cash flow from operating activities 14 883 15 055 Cash flow from investing activities (3 436) (3 259) Cash flow from financing activities (11 450) (9 854) Net increase/(decrease) in cash and cash equivalents (3) 1 942 Cash flow from operating activities Million US dollar 2025 2024 Profit of the period 8 477 7 416 Interest, taxes and non-cash items included in profit 13 160 13 990 Cash flow from operating activities before changes in working capital and use of provisions 21 637 21 406 Change in working capital (398) (22) Pension contributions and use of provisions (426) (374) Interest and taxes (paid)/received (6 126) (6 189) Dividends received 195 234 Cash flow from operating activities 14 883 15 055 Our cash flow from operating activities reached 14 883m US dollar in 2025 compared to 15 055m US dollar in 2024. The decrease was driven primarily by working capital movements. Cash flow from investing activities Million US dollar 2025 2024 Net capex (3 552) (3 735) Sale/(acquisition) of subsidiaries, net of cash 18 (46) Proceeds from sale/(acquisition) of other assets 98 523 Cash flow from/(used in) investing activities (3 436) (3 259) Our cash outflow from investing activities was 3 436m US dollar in 2025 compared to a cash outflow of 3 259m US dollar in 2024. The increase in the cash outflow from investing activities was mainly due to 2024 being positively impacted by the proceeds from the sale of our share in associate Ghost Beverages LLC. Our net capital expenditures amounted to 3 552m US dollar in 2025 compared to 3 735m US dollar in 2024. Out of the total 2025 capital expenditures approximately 26% was used to improve the company’s production facilities while 50% was used for logistics and commercial investments and 24% was used for improving administrative capabilities and for the purchase of hardware and software. Cash flow from financing activities Million US dollar 2025 2024 Net (repayments of) / proceeds from borrowings (2 460) (3 830) Dividends paid (4 543) (2 672) Share buyback (2 301) (937) Payment of lease liabilities (733) (787) Derivative financial instruments (206) (431) Sale/(acquisition) of non-controlling interests (323) (435) Other financing cash flows (883) (763) Cash flow from/(used in) financing activities (11 450) (9 854) Our cash outflow from financing activities amounted to 11 450m US dollar in 2025, as compared to a cash outflow of 9 854m US dollar in 2024. The increase is primarily driven by higher dividends paid and increased cash outflow for share buybacks. As of 31 December 2025, we have completed 0.4 billion US dollar of our 6 billion US dollar share buyback program announced on 30 October 2025. As of 31 December 2025, we had total liquidity of 22.0 billion US dollar, which consisted of 11.9 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts and 10.1 billion US dollar available under committed long-term credit facilities. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations. AB INBEV - ANNUAL REPORT 2025 - 63

Capital resources and equity Our objective to maximize long-term value creation is focused on three areas: disciplined resource allocation, robust risk management and an efficient capital structure. We continued to deliver strong free cash flow, generating approximately 11.3 billion US dollar (2024: 11.3 billion US dollar). Our net debt amounted to 60.9 billion US dollar as of 31 December 2025 compared to 60.6 billion US dollar as of 31 December 2024. Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward our optimal net debt to normalized EBITDA ratio of around 2x. Our net debt increased by 0.3 billion US dollar as of 31 December 2025 compared to 31 December 2024. In addition to operating results net of capital expenditures, the change in net debt is primarily reflects the payment of interest and tax (5.9 billion US dollar), share buybacks by AB InBev and Ambev (2.6 billion US dollar), dividend payments to shareholders of AB InBev, Ambev and minorities (4.5 billion US dollar), and a foreign exchange impact on net debt (2.8 billion US dollar increase of net debt). Net debt to normalized EBITDA decreased from 2.89x for the 12-month period ending 31 December 2024 to 2.87x for the 12-month period ending 31 December 2025. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x and we will continue to proactively manage our debt portfolio. Consolidated equity attributable to our equity holders as of 31 December 2025 was 87 287m US dollar, compared to 78 237m US dollar as of 31 December 2024. The net increase in equity results from the profit attributable to equity holders and the net foreign exchange gains on translation of foreign operations primarily related to the combined effect of the appreciation of the closing rates of the Brazilian real, Colombian peso, Mexican peso, the Peruvian sol, and the South African rand, partially offset by the appreciation of the closing rate of the Euro, which resulted in a net foreign exchange translation adjustment of 6 594m US dollar as of 31 December 2025 (increase of equity). Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 22 Interest-bearing loans and borrowings and Note 27 Risks arising from financial instruments. As of 31 December 2025, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a positive outlook, and the company’s credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a positive outlook. AB INBEV - ANNUAL REPORT 2025 - 64

Research and development Given our focus on innovation, we place a high value on research and development (“R&D”). In 2025, we spent 194m US dollar in research and development (2024: 222m US dollar). The spend focused on product innovations, market research, as well as process optimization and product development. R&D in product innovation covers liquid, packaging and draught innovation. Product innovation consists of breakthrough innovation, incremental innovation and reformulation. The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better experience for the consumer and better performance of top-line results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offerings of beverages increasing, our research and development efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. Our R&D program aims to always deliver superior propositions to the consumer. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to our R&D efforts. R&D in process optimization is primarily aimed at quality improvement, better efficiency, capacity increase (brewery debottlenecking and addressing volume issues, while minimizing capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in toolkits and shared across business regions. Current projects range from barley breeding, over malting and brewing, to bottling of finished products. Our R&D teams also focus on extracting value from co-product streams to create valuable solutions such as protein products. Our R&D efforts are also directed towards reduction of carbon footprint in our operations, but also of our packages. Projects range from process innovations that reduce energy in production process steps, but also focus on making packages lighter, increase the amount of recycled content, and convert to more returnable packaging. Knowledge management and learning is also an integral part of R&D. We seek to continuously increase our knowledge through collaborations with universities, startups and suppliers. We believe strongly in open innovation as an answer to rapidly changing needs and external environment, and our innovation process is designed to create an innovation ecosystem. Our R&D team is deeply connected with the company's and the business regions' priorities and approves concepts which are subsequently prioritized for development. The R&D teams invest in both short- and long-term strategic projects for future growth, with the launch time depending on complexity and prioritization. Launch time usually falls within the next calendar year, but at the same time new concepts are developed that will only be implemented within a time horizon of 2-5 years or even beyond that. The Global Innovation and Technology Center (“GITEC”), located in Leuven, accommodates the Packaging, Product, Process Development and Consumer Science teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITEC, we also have Product, Packaging and Process development teams located in each of our geographic regions focusing on the short-term needs of such regions. AB INBEV - ANNUAL REPORT 2025 - 65

Risks and uncertainties Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence. AB InBev’s business, financial condition and operating results have been and may continue to be negatively impacted by risks associated with global, regional and local economic weakness and uncertainty, including those resulting from an economic downturn, recession, foreign exchange, inflation, geopolitical, social or local instability, current and future global tariffs, increases in energy prices, public health crises, changes in government policies and/or increased interest rates. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income and rate of growth of the legal drinking age population. Difficult macroeconomic conditions in AB InBev’s key markets have adversely affected the demand for AB InBev’s products in the past and may in the future have a material adverse effect on the demand for AB InBev’s products, which in turn could result in lower revenue and reduced profit. Reduced government spending and volatility in financial markets and foreign exchange rates may have the effect of further increasing economic uncertainty and eroding the purchasing power of consumers. The volatility of foreign currency exchange rates against the US dollar may place significant pressure on the global economy and adverse translational currency effects could create volatility in AB InBev’s reported financial results. Adverse transactional currency effects could increase the cost of certain US dollar-denominated products or services in terms of local currencies, which could erode the purchasing power of consumers in the countries in which AB InBev operates. Significant further deterioration in economic conditions may also cause AB InBev’s suppliers, distributors and other third-party partners to experience financial or operational difficulties that they cannot overcome, impairing their ability to satisfy their obligations to AB InBev, in which case AB InBev’s business and results of operations could be adversely affected. A continuation or worsening of the levels of capital and credit market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares. AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and statement of financial position when the results of those operating companies are translated into US dollars for reporting purposes as translational exposures are not hedged. Additionally, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Furthermore, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs. AB InBev’s business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences. AB InBev’s business, financial performance and results of operations have been adversely affected by the ongoing conflict between Russia and Ukraine. In April 2022, AB InBev announced its decision to sell its non-controlling interest in the AB InBev Efes joint venture, de-recognized the investment and reported a 1.1 billion US dollar non-cash impairment charge in non-underlying share of results of associates as of 30 June 2022. In connection with the ongoing conflict between Russia and Ukraine, various governmental authorities, including in the E.U. and the U.S., have imposed sanctions and other restrictive measures against Russia, including export controls and restrictions on carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including currency controls and restrictions on transacting with non-Russian parties. The implementation or expansion of these sanctions, trade restrictions, export and currency controls and other restrictive measures, including the temporary management of the AB InBev Efes Russian operations announced via Russian presidential decree on 30 December 2024, have prevented AB InBev from divesting its non-controlling interest in the Russian businesses or influencing its operations and AB InBev Efes from remitting cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject AB InBev to regulatory penalties and reputational risk. AB InBev announced that it had entered into an agreement by which Anadolu Efes would acquire AB InBev’s interest in the Russian business of AB InBev Efes, and AB InBev would acquire the interest of Anadolu Efes in the Ukraine business of AB InBev Efes. The transaction was subject to required regulatory and governmental approvals, which were not obtained. There can be no assurances on the status of AB INBEV - ANNUAL REPORT 2025 - 66

AB InBev’s investment in AB InBev Efes. These developments have had, and may continue to have, an adverse impact on the company’s business, financial performance and results of operations, and could result in damage to its reputation. The broader geopolitical and economic impacts of the ongoing conflict between Russia and Ukraine, and conflicts and developments in the Middle East and Latin America , could have the effect of heightening other risks described herein, including, but not limited to, adverse effects on economic and political conditions in AB InBev’s key markets, further disruptions to global supply chains and increases in commodity and energy prices with follow-on global inflationary impacts, additional sanctions and restrictive measures, increased risk of cyber incidents or other disruptions to AB InBev’s information systems, which could materially and adversely affect AB InBev’s business and results of operations. The ultimate impact of these disruptions depends on events beyond AB InBev’s knowledge or control, including the scope and duration of the conflict and actions taken by parties other than AB InBev to respond to them, and cannot be predicted. AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. Although AB InBev has decreased its level of debt in recent years, its level of outstanding debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), (v) limiting its ability to pay dividends or pursue other capital distributions to shareholders, and (vi) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions, in the global credit markets, as well as downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. The company’s level of debt may also impact its decision or ability to pursue certain capital allocation priorities. While AB InBev aims to dynamically allocate its surplus free cash flow (remaining after investments in its business) to balance its leverage, return cash to shareholders (including by funding share repurchases) and pursue selective mergers and acquisitions, the company’s level of debt may restrict the amount of dividends it pays. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, an inability of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, could have a material adverse effect on its financial condition and results of operations. The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations, including, but not limited to, currency controls and restrictions, accounting principles and illiquidity, inconvertibility or non- transferability of a specified currency. Certain of AB InBev’s subsidiaries, including Ambev, may be required to secure their performance of potential obligations under certain agreements and legal proceedings. If these subsidiaries experience difficulties in obtaining or renewing financial instruments required to secure their performance and AB InBev does not provide guarantees in respect of their obligations under such financial instruments, these subsidiaries may be required to pay higher fees, post additional collateral or use a substantial portion of their cash to secure such obligations, which may adversely affect their available cash flows and liquidity and AB InBev’s subsequent ability to receive cash upstream. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition. Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and increases in global tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev's results or operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks and changes in commodity prices. AB InBev experienced higher commodity, raw materials and logistics costs in recent years which may continue. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time and disruptions or constraints in the availability of shipping or transportation services may affect the price or availability of raw materials or commodities required for AB InBev’s products and may adversely affect AB InBev’s operations. AB InBev may not be able to increase its prices to offset these increased costs or increase its prices without experiencing reduced volume, revenue or operating income. AB INBEV - ANNUAL REPORT 2025 - 67

Negative publicity surrounding the company, its brands, its activities, its advertising campaigns, its personnel or its business partners, and consumer perception of the company’s response or lack thereof to political and social issues or other events could damage its reputation or the image and reputation of its brands, may decrease demand for its products and may adversely affect the company’s business, financial condition and/or the market price of its shares and American Depositary Shares. AB InBev’s reputation and the image and reputation of its brands could be damaged as a result of consumers’ perceptions of its support of, association with or lack of support or disapproval of certain causes, groups or individuals. Further, campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting the company, its personnel, its supply chain, its products or its business partners with a failure to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, workplace conditions and employee health and safety, whether actual or perceived, could adversely impact the company’s reputation or the image and reputation of its brands. Social media, which accelerates and potentially amplifies the scope of negative publicity, can increase the challenges of responding to negative claims, even if such claims are untrue. AB InBev’s sponsorship relations and promotional partnerships may also subject it to negative publicity as a result of any actual or alleged conduct, or consumers’ perceptions of socio-political views expressed, by its promotional partners or individuals and entities associated with organizations AB InBev sponsors or supports. Negative claims or publicity involving the company’s sponsorship or promotional partners, including as a result of any of their activities that harm their public image or reputation, could also have an adverse effect on AB InBev’s reputation or the image and reputation of its brands. These and other factors have reduced in the past, and could continue to reduce, consumers’ willingness to purchase certain of AB InBev’s products, thereby adversely affecting its business. Certain of AB InBev's operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then sell them either to other distributors or points of sale. Such distributors are typically either government-controlled or independently and privately owned, and there can be no assurance that such distributors will not give priority to AB InBev's competitors. Further, any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev's business, results of operations and financial condition. The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev's financial results. AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer and other alcohol and non-alcohol beverages, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev's production, distribution and sale of beer, other alcohol beverages and soft drinks and have a material adverse effect on AB InBev's business, results of operations, cash flows or financial condition. For certain packaging supplies and raw materials, AB InBev relies on a small number of important suppliers and certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future. In addition, a number of AB InBev’s key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, violate applicable laws or regulations or AB InBev’s internal policies, or fail to meet certain quality standards, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. The company also faces additional risks and uncertainties with respect to certain minority investments, because the company may be dependent on systems, controls, governance structures and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations or be subject to disruptions in operations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition. AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if a dispute arises concerning an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be AB INBEV - ANNUAL REPORT 2025 - 68 directors, managers or senior officers of the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev. The size of AB InBev, contractual and regulatory limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates for acquisitions or partnerships, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks. AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which, among other matters, AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties. A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the usual risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, abuse or politicization of prosecutorial offices and decisions, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, natural disasters, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, high rates of inflation (including hyperinflation), devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the countries in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Because of its geographic mix, these risks and other unfavorable conditions in developing markets could affect AB InBev more than certain of its competitors which have less exposure to developing markets. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally. Governments may increase regulatory scrutiny of customs, imports and exports, ramp up enforcement efforts, or adopt new or revised regulations. The imposition of global tariffs and possibility of additional tariffs and other changes in trade policies has created uncertainty which may negatively impact global trade and macroeconomic conditions and increase costs for consumers in addition to negatively impacting demand for AB InBev’s products. Additionally, tariffs implemented by the United States could increase the strength of the US dollar, which may compound the negative impact of changes in foreign currency exchange rates. The situation regarding tariffs and trade policies has been fluid and may continue to change. The continuation or escalation of such trade measures could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations. Competition and changing consumer preferences in its various markets and increased purchasing power of participants in AB InBev’s distribution and sales channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Consumer preferences can change rapidly and unpredictably due to a variety of factors, including changing social habits, changing social norms and attitudes regarding alcohol beverages, betterment trends and changing dietary preference (including increased adoption of weight-loss drugs to reduce consumption overall or change consumption patterns) and changing dietary guidance and warning label or advertisement requirements from public health bodies. AB InBev may not be able to anticipate or respond adequately to changes in consumer preferences and tastes or developments in new forms of media and marketing, and AB InBev’s marketing, promotional and advertising programs may not be successful in reaching consumers in the way it intends. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the growth of the spirit-based ready-to-drink category in certain countries. Furthermore, in recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, due to a rapidly evolving digital landscape. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preferences for digital platforms or fails to continuously strengthen and evolve AB INBEV - ANNUAL REPORT 2025 - 69 its capabilities in digital commerce, marketing and data analytics (including artificial intelligence and machine learning). The success of the company’s digital commerce activities depends in part on its ability to attract retailers, consumers and wholesalers to use its platforms and retain these relationships, which may be impacted by regulatory requirements, competitive pressures and other factors beyond its control. Furthermore, the development of artificial intelligence initiatives is complex and uncertain, and presents various risks and uncertainties, including those related to cybersecurity, data privacy, inaccuracies, bias or discrimination and intellectual property infringement. If AB InBev fails to successfully or effectively implement artificial intelligence initiatives, or encounters other deficiencies or failures in such initiatives, this could put the company at a competitive disadvantage and result in legal and regulatory risk, and brand or reputational harm. Any of the foregoing could have a material adverse effect on AB InBev's business, financial condition and results of operations. If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may incur, which could adversely impact its business, reputation, prospects, results of operations and financial condition. In recent years, there has been public and political attention directed at the soft drinks and alcohol beverage industries, as a result of an increasing emphasis on health and well-being. Concerns about the perceived or potential health consequences of consuming alcohol beverages and increased activity from activists, activist groups, public figures, public health organizations and other governmental and regulatory bodies advocating for measures designed to reduce the consumption of alcohol beverages and addressing the public regarding health and alcohol consumption may reduce demand for alcohol beverages generally, negatively impact investor perception of the industry or result in legal proceedings, which could adversely affect AB InBev’s share price or its profitability. AB InBev remains committed to promoting moderation through its Smart Drinking initiatives. Nevertheless, AB InBev may be criticized and experience an increase in the number of publications and studies debating its efforts to promote moderate consumption. AB InBev may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of the countries in which it operates. Additional regulatory restrictions on AB InBev’s business, such as those on the legal minimum drinking age, dietary guidelines, product labeling, opening hours or marketing activities, may negatively impact consumption trends and the popularity of AB InBev’s products, which could have a material adverse effect on AB InBev’s business, financial condition and results of operations. AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 29 Contingencies of the 2025 consolidated financial statements. AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including personal data protection and artificial intelligence laws such as the General Data Protection Regulation adopted in the European Union, European Union Artificial Intelligence Act, the California Consumer Privacy Act, the Personal Information Protection Law of the People’s Republic of China and the General Personal Data Protection Law adopted in Brazil. AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products, which could adversely affect the financial results of AB InBev as well as its results of operations. Charges relating to tax stamps and other forms of fiscal marking can also affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates, or to new or modified taxation regulations and requirements which may increase the complexity, burden and cost of tax compliance in countries where it operates. For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic Co-operation and Development (OECD) has been working on international tax reform as an extension of its Base Erosion and Profit Shifting project. The reform initiative incorporates a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the countries where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate of 15%. Pillar Two is effective as of 1 January 2024 in many countries, including Belgium as the location of AB InBev’s global headquarters. These rules have significantly increased compliance burdens and complexity and may cause increased audit controversy with competent tax authorities. AB InBev is also subject to regular reviews, examinations and audits by tax authorities in the jurisdictions in which it operates. Factors such as increased economic and political pressures to increase tax revenues have contributed to an increase in audit activity (including in respect of prior tax assessments), tax authorities AB INBEV - ANNUAL REPORT 2025 - 70 taking increasingly opposing positions in their interpretation and enforcement of tax laws, more time and difficulty to resolve any audits or disputes and an increase in new tax legislation. Although AB InBev believes its tax estimates, methodologies and positions are reasonable and consistent with applicable law, significant judgment is required to evaluate applicable tax obligations and tax authorities may disagree with AB InBev’s judgments or may take opposing positions with respect to the company’s judgments. A tax authority’s final determination in the event of a tax audit could materially differ from AB InBev’s tax provisions and accruals or may require the company to modify its business practices to reduce its exposure to additional taxes going forward, any of which may have an adverse effect on its business, results of operations and financial condition. Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev's business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose in the future) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev's business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions. AB InBev operates its business and markets its products in emerging countries that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Cuba, Iran or other countries in which AB InBev or its associates do business may curtail AB InBev’s existing business and may result in serious economic challenges in these geographies, which could have an adverse effect on AB InBev and AB InBev’s associates’ operations, and may result in impairment charges on goodwill or other intangible assets or investments in associates. Although AB InBev’s operations in Cuba through its subsidiary are quantitatively immaterial, the company’s overall business reputation may be harmed, or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions or its subsidiary’s involvement in legal proceedings regarding its operations in Cuba. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. AB InBev relies on the image and reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev's brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used, or on the products that may be advertised, may constrain AB InBev’s marketing activities and thus reduce the value of its brands and related revenues. AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, copyrights, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business. If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev's results of operations and financial condition. Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. In the event that climate change has a negative effect on agricultural productivity, AB InBev may be subject to AB INBEV - ANNUAL REPORT 2025 - 71 decreased availability or less favorable pricing for certain agricultural commodities necessary for its products, such as barley, hops and rice. Further, climate change may also subject AB InBev to water scarcity and quality risks due to the water required to produce its products, including water consumed in the agricultural supply chain. In the event that climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, social attitudes, customer preferences and investor sentiment regarding environmental and energy policies are increasingly polarized, and as a result AB InBev may be subject to public criticism or face pressure from its shareholders, regulators, suppliers, customers or consumers to make varying changes in how it addresses environmental concerns, which may require the company to incur increased costs and expose the company to regulatory inquiry or legal action, including actions related to environmental claims or disclosures. If AB InBev fails to meet its goals relating to sustainability or its ambition to achieve net zero emissions across its value chain by 2040 for any reason, its overall reputation may be adversely impacted. Public expectations for reductions in greenhouse gas emissions, the adoption of legal and regulatory requirements designed to address climate change and to increase disclosures related to sustainability matters, including climate change and mitigation efforts, and disparate and evolving standards for identifying, measuring and reporting sustainability metrics may require the company to incur increased costs, make additional investments and implement new practices and reporting processes, and may heighten the company’s compliance burden and risks. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading and corporate sustainability reporting regulations may also have an adverse impact on AB InBev’s business and results of operations. AB InBev's operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues. Negative publicity and campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting AB InBev, its supply chain or its business partners with workplace and human rights issues, whether actual or perceived, could adversely impact AB InBev’s reputation and its business. AB InBev has adopted policies making a number of commitments to respect human rights, including its commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Allegations, even if untrue, that AB InBev is not respecting its commitments or actual or perceived failure by its suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect AB InBev’s reputation and the image and reputation of its brands and may adversely affect its business. Further, AB InBev may be exposed to risks arising from labor practices, labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements or as a result of financial distress for its suppliers. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials and commodities from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity. AB InBev relies on information and operational technology systems, networks and services to support its business processes and activities, including procurement and supply chain, manufacturing, sales, human resource management, distribution, and marketing. AB InBev also relies on these information systems, to collect, process, transmit, and store electronic information, including, but not limited to, sensitive, confidential or personal information of customers and consumers. These systems, including those operated or maintained by third parties and those on which they rely, are exposed to cybersecurity incidents which may compromise the confidentiality, integrity and availability of their information systems and result in unauthorized access to AB InBev’s or its customer’s sensitive data. As the integration of e-commerce, fintech and direct sales in AB InBev’s operations has increased the amount of information that AB InBev processes and maintains, its potential exposure to a security incident has also increased. The sophistication of cybersecurity threat actors also continues to evolve and grow, including the risks associated with the deployment of emerging technologies, such as artificial intelligence, for nefarious purposes. Further, compliance with, and changes to, laws and regulations concerning privacy, cybersecurity, and data protection could result in significant expense, and AB InBev may be required to make additional investments in security technologies. Although AB InBev takes various actions to minimize the likelihood and impact of cybersecurity incidents and disruptions to information and operational technology systems, such incidents (including incidents impacting our third-party partners) could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial AB INBEV - ANNUAL REPORT 2025 - 72 condition, including by impacting its ability to meet its contractual obligations and exposing it to legal claims or regulatory penalties. AB InBev’s business and operating results could be negatively impacted by natural, social, technical, physical or other disasters, including public health crises and global pandemics, political or social instability and uncertainties arising from terrorist attacks. AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position. Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition. AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in US dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the US dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences. Risks arising from financial instruments Note 27 Risks arising from financial instruments of these 2025 consolidated financial statements contains detailed information on the company’s exposures to financial risks and its risk management policies. Events after the reporting date Please refer to Note 32 Events after the reporting date of the consolidated financial statements. Corporate governance For information with respect to Corporate Governance, please refer to the Corporate Governance section, which forms an integral part of our annual report. AB INBEV - ANNUAL REPORT 2025 - 73

Statement of the Board of Directors The Board of Directors of AB InBev NV/SA certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with IFRS Accounting Standards as adopted by the European Union give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face. AB INBEV - ANNUAL REPORT 2025 - 74

Independent auditors’ report STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS’ MEETING OF ANHEUSER- BUSCH INBEV NV/SA ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2025 We present to you our statutory auditor’s report in the context of our statutory audit of the consolidated financial statements of Anheuser-Busch InBev NV/SA (the “Company”) and its subsidiaries (jointly “the Group”). This report includes our report on the consolidated financial statements, as well as the other legal and regulatory requirements. This forms part of an integrated whole and is indivisible. We have been appointed as statutory auditor by the general meeting d.d. 29 April 2025, following the proposal formulated by the board of directors and following the recommendation by the audit committee and the proposal formulated by the works’ council. Our mandate will expire on the date of the general meeting which will deliberate on the annual accounts for the year ended 31 December 2027. We have performed the statutory audit of the Group’s consolidated financial statements for seven consecutive years. Report on the consolidated financial statements Unqualified opinion We have performed the statutory audit of the Group’s consolidated financial statements, which comprise the consolidated statement of financial position as at 31 December 2025, the consolidated income statement, the consolidated statement of comprehensive income/(loss), the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information, and which is characterized by a consolidated statement of financial position total of 218 808 million US dollar and a profit of the period of 8 477 million US dollar. In our opinion, the consolidated financial statements give a true and fair view of the Group’s net equity and consolidated financial position as at 31 December 2025, and of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with IFRS Accounting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. Basis for unqualified opinion We conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Furthermore, we have applied the International Standards on Auditing as approved by the IAASB which are applicable to the year-end and which are not yet approved at the national level. Our responsibilities under those standards are further described in the “Statutory auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We have fulfilled our ethical responsibilities in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Belgium, including the requirements related to independence. We have obtained from the board of directors and Company officials the explanations and information necessary for performing our audit. AB INBEV - ANNUAL REPORT 2025 - 75

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Key Audit Matter How our audit addressed the key audit matter Impairment of goodwill and intangible assets with indefinite useful life As described in Notes 4, 14 and 15 to the consolidated Addressing the matter involved performing procedures and financial statements, the Group has recorded goodwill and evaluating audit evidence in connection with forming our intangible assets with indefinite useful life for an amount of overall opinion on the consolidated financial statements. 117 908 million US dollar and 38 478 million US dollar, respectively, as of 31 December 2025. Impairment These procedures included testing the effectiveness of analyses of goodwill and indefinite-lived intangible assets controls relating to management’s goodwill and indefinite- are performed annually and whenever a triggering event lived asset impairment testing, including controls over the has occurred, in order to determine whether the carrying valuation of the Group’s cash-generating units. value exceeds the recoverable amount. These procedures also included, among others, testing Impairment tests are conducted by management, in management’s process for developing the fair value accordance with IAS 36, in which management applies a estimates; evaluating the appropriateness of the discounted cash flow approach based on current discounted cash flow model; testing the completeness, acquisition valuation models for its cash-generating units accuracy, and relevance of underlying data used in the showing an invested capital to EBITDA multiple above 9x models; and, with the assistance of professionals with and valuation multiples for its other cash-generating units. specialized skill and knowledge, evaluating the significant The Group uses a strategic plan based on external sources assumptions used by management, related to the weighted in respect of macro-economic assumptions, competitive average cost of capital and the terminal growth rate. and consumer trends, inflation and foreign exchange rates, past experience and identified initiatives in terms of market Evaluating management’s assumptions involved share, revenue, variable and fixed cost, capital expenditure evaluating whether the assumptions used by management and working capital assumptions. were reasonable considering (i) the current and past performance of the cash- Management’s cash flow projections include significant generating unit, judgment, estimates and assumptions, related to the (ii) (ii) the consistency with external market and industry weighted average cost of capital and the terminal growth data, rate. (iii) (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and The principal considerations for our determination that (iv) (iv) analysis of sensitivities in the Group’s discounted performing procedures relating to the impairment of cash flow model. goodwill and intangible assets with indefinite useful life is a key audit matter are (i) the high degree of auditor judgment and subjectivity in applying procedures relating to the valuation of the cash-generating units due to the significant amount of judgment by management when developing this estimate, (ii) (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures and (iii) the significant audit effort necessary in evaluating the significant assumptions relating to the estimate, related to the weighted average cost of capital and the terminal growth rate. AB INBEV - ANNUAL REPORT 2025 - 76

Key Audit Matter How our audit addressed the key audit matter Uncertain tax positions As described in Notes 4 and 29 to the consolidated Addressing the matter involved performing procedures and financial statements, significant judgment by management evaluating audit evidence in connection with forming our is required in determining the worldwide provision for overall opinion on the consolidated financial statements. income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some These procedures included testing the effectiveness of subsidiaries within the group are involved in tax audits and controls relating to completeness of the uncertain tax local enquiries usually in relation to prior years. positions, as well as controls over measurement of the Investigations and negotiations with local tax authorities liability. are ongoing in various jurisdictions at the reporting date and, by their nature, these can take considerable time to These procedures also included, among others, conclude. In assessing the amount of any income tax (i) testing the information used in the calculation of the provisions to be recognized in the financial statements, income tax provisions, including intercompany estimates are made of the expected successful settlement agreements, international, federal, and state filing of these matters. positions, and the related final tax returns; (ii) (ii) testing the calculation of the income tax provision The principal considerations for our determination that by jurisdiction, including management’s assessment performing procedures relating to uncertain tax positions is of the technical merits of tax positions and estimates a key audit matter are of the amount of tax benefit expected to be sustained; (i) the high degree of auditor judgment and subjectivity (iii) (iii) testing the completeness of management’s in applying procedures related to uncertain tax assessment of both the identification of uncertain tax positions due to the significant amount of judgment positions and possible outcomes thereof; and by management when developing this estimate, (iv) (iv) evaluating the status and results of income tax including a high degree of estimation uncertainty audits by the relevant tax authorities. relative to the numerous and complex tax laws, frequency of tax audits, and the considerable time to Professionals with specialized skills and knowledge were conclude investigations and negotiations with local used to assist in the evaluation of the completeness and tax authorities as a result of such audits, and measurement of the Group’s uncertain tax positions, (ii) (ii) the audit effort involved the use of professionals including evaluating the reasonableness of management’s with specialized skill and knowledge to assist in assessment of the chance of loss related to tax positions evaluating the audit evidence obtained from these and the application of relevant tax laws. procedures. AB INBEV - ANNUAL REPORT 2025 - 77

Responsibilities of the board of directors for the preparation of the consolidated financial statements The board of directors is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium, and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the board of directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Statutory auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. In performing our audit, we comply with the legal, regulatory and normative framework applicable to the audit of the consolidated financial statements in Belgium. A statutory audit does not provide any assurance as to the Group’s future viability nor as to the efficiency or effectiveness of the board of directors’ current or future business management at Group level. Our responsibilities in respect of the use of the going concern basis of accounting by the board of directors are described below. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: ● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control; ● Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. ● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors; ● Conclude on the appropriateness of the board of directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern; ● Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. AB INBEV - ANNUAL REPORT 2025 - 78

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter. Other legal and regulatory requirements Responsibilities of the board of directors The board of directors is responsible for the preparation and the content of the directors’ report on the consolidated financial statements, including the sustainability information. Statutory auditor’s responsibilities In the context of our engagement and in accordance with the Belgian standard which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, our responsibility is to verify, in all material respects, the directors’ report on the consolidated financial statements and to report on these matters. Aspects related to the directors’ report on the consolidated financial statements The director’s report on the consolidated financial statements includes the consolidated sustainability information that is the subject of our separate report, which contains an 'Unqualified conclusion' on the limited assurance with respect to this consolidated sustainability information. This section does not concern the assurance on the consolidated sustainability information included in the directors’ report on the consolidated financial statements. In our opinion, after having performed specific procedures in relation to the directors’ report on the consolidated financial statements, this directors’ report is consistent with the consolidated financial statements for the year under audit and is prepared in accordance with article 3:32 of the Companies' and Associations' Code. In the context of our audit of the consolidated financial statements, we are also responsible for considering, in particular based on the knowledge acquired resulting from the audit, whether the directors’ report on the consolidated financial statements is materially misstated or contains information which is inadequately disclosed or otherwise misleading. In light of the procedures we have performed, there are no material misstatements we have to report to you. Statements related to independence ● Our registered audit firm and our network did not provide services which are incompatible with the statutory audit of the consolidated financial statements, and our registered audit firm remained independent of the Group in the course of our mandate. ● The fees for additional services which are compatible with the statutory audit of the consolidated financial statements referred to in article 3:65 of the Companies' and Associations' Code are correctly disclosed and itemized in the notes to the consolidated financial statements. AB INBEV - ANNUAL REPORT 2025 - 79

European Uniform Electronic Format (ESEF) We have also verified, in accordance with the standard on the verification of the compliance of the consolidated financial statements with the European Uniform Electronic Format (hereinafter “ESEF”), the compliance of the ESEF format with the regulatory technical standards established by the European Delegate Regulation No. 2019/815 of 17 December 2018 (hereinafter: “Delegated Regulation”) and with the Royal Decree of 14 November 2007 concerning the obligations of issuers of financial instruments admitted to trading on a regulated market. The board of directors is responsible for the preparation of an annual report, in accordance with ESEF requirements, including the consolidated financial statements in the form of an electronic file in ESEF format (hereinafter “digital consolidated financial statements”). Our responsibility is to obtain sufficient appropriate evidence to conclude that the format and marking language XBRL of the digital consolidated financial statements comply in all material respects with the ESEF requirements under the Delegated Regulation. Based on our procedures performed, we believe that the format and marking of information in the digital consolidated financial statements included in the annual report of Anheuser-Busch InBev NV/SA per 31 December 2025 comply, and which will be available in the Belgian official mechanism for the storage of regulated information (STORI) of the FSMA, are, in all material respects, in compliance with the ESEF requirements under the Delegated Regulation and the Royal Decree of 14 November 2007. Other statement This report is consistent with the additional report to the audit committee referred to in article 11 of the Regulation (EU) N° 537/2014. Diegem, 11 February 2026 The statutory auditor PwC Bedrijfsrevisoren BV/PwC Reviseurs d'Entreprises SRL Represented by Peter D’hondt* Bedrijfsrevisor/Réviseur d'Entreprises *Acting on behalf of Peter D’hondt BV AB INBEV - ANNUAL REPORT 2025 - 80

Consolidated income statement For the year ended 31 December Million US dollar, except earnings per share in US dollar Notes 2025 2024 . Revenue 59 320 59 768 Cost of sales (26 141) (26 744) Gross profit 33 179 33 024 . Distribution expenses (6 092) (6 201) Sales and marketing expenses (7 374) (7 156) Administrative expenses (4 667) (4 983) Other operating income/(expenses) 7 808 779 Profit from operations before non-underlying items 15 854 15 462 . Non-underlying income/(expense) above profit from operations 8 (449) 25 Profit from operations 15 405 15 487 . Finance expense 11 (4 933) (5 100) Finance income 11 653 742 Non-underlying net finance income/(expense) 11 (185) (995) Net finance income/(expense) (4 465) (5 353) . Share of results of associates 16 378 329 Non-underlying share of results of associates 8/16 9 104 Profit before tax 11 328 10 568 . Income tax expense 12 (2 850) (3 152) Profit of the period 8 477 7 416 . Profit of the period attributable to: Equity holders of AB InBev 6 837 5 855 Non-controlling interest 1 640 1 561 . Basic earnings per share 21 3.45 2.92 Diluted earnings per share 21 3.39 2.86 . Underlying earnings per share¹ 21 3.73 3.53 1 The accompanying notes are an integral part of these consolidated financial statements. 1 Underlying earnings per share is not a defined metric in IFRS. Refer to Note 21 Changes in equity and earnings per share for more details. AB INBEV - ANNUAL REPORT 2025 - 81

Consolidated statement of comprehensive income/(loss) For the year ended 31 December Million US dollar Notes 2025 2024 . Profit of the period 8 477 7 416 XXX Other comprehensive income/(loss): items that will not be reclassified to profit or loss: Re-measurements of post-employment benefits 21 65 141 . 65 141 Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss: Exchange differences on translation of foreign operations 21 7 081 (10 212) Effective portion of changes in fair value of net investment hedges (274) 935 Cash flow hedges recognized in equity 69 705 Cash flow hedges reclassified from equity to profit or loss (216) (380) XXX 6 660 (8 953) . Other comprehensive income/(loss), net of tax 6 726 (8 812) XXX Total comprehensive income/(loss) 15 203 (1 396) XXX Attributable to: Equity holders of AB InBev 13 397 (2 191) Non-controlling interest 1 806 795 The accompanying notes are an integral part of these consolidated financial statements. AB INBEV - ANNUAL REPORT 2025 - 82

Consolidated statement of financial position Million US dollar Notes 31 December 2025 31 December 2024 . ASSETS Non-current assets Property, plant and equipment 13 23 664 23 503 Goodwill 14 117 908 110 479 Intangible assets 15 41 985 40 034 Investments in associates 16 5 002 4 612 Investment securities 20 161 168 Deferred tax assets 17 2 708 2 493 Pensions and similar obligations 23 150 42 Income tax receivables 444 470 Derivatives 27 145 261 Trade and other receivables 19 1 871 1 577 Total non-current assets 194 039 183 637 Current assets Investment securities 20 306 221 Inventories 18 5 107 5 020 Income tax receivables 785 727 Derivatives 27 583 554 Trade and other receivables 19 6 161 5 270 Cash and cash equivalents 20 11 638 11 174 Assets classified as held for sale 190 33 Total current assets 24 769 22 999 Total assets 218 808 206 637 EQUITY AND LIABILITIES Equity Issued capital 21 1 736 1 736 Share premium 17 620 17 620 Reserves 17 803 12 304 Retained earnings 50 128 46 577 Equity attributable to equity holders of AB InBev 87 287 78 237 Non-controlling interests 30 10 449 10 463 Total equity 97 736 88 700 Non-current liabilities Interest-bearing loans and borrowings 22 72 128 70 720 Pensions and similar obligations 23 1 275 1 296 Deferred tax liabilities 17 11 400 11 321 Income tax payables 206 284 Derivatives 27 293 68 Trade and other payables 26 869 797 Provisions 25 425 385 Total non-current liabilities 86 596 84 871 Current liabilities Bank overdrafts 20 14 - Interest-bearing loans and borrowings 22 885 1 449 Income tax payables 1 825 1 805 Derivatives 27 6 104 5 817 Trade and other payables 26 25 455 23 804 Provisions 25 192 191 Total current liabilities 34 475 33 066 Total equity and liabilities 218 808 206 637 The accompanying notes are an integral part of these consolidated financial statements. AB INBEV - ANNUAL REPORT 2025 - 83

Consolidated statement of changes in equity

		Attributable to equity holders of AB InBev								
Million US dollar	**Notes**	**Issued Capital**	**Share premium**	**Treasury shares**	**Reserves**	**Other comprehensive income reserves**	**Retained earnings**	**Total**	**Non-controlling interest**	**Total Equity**
As of 1 January 2024		**1 736**	**17 620**	**(3 465)**	**54 896**	**(31 155)**	**42 215**	**81 848**	**10 828**	**92 676**
Profit of the period		-	-	-	-	-	5 855	5 855	1 561	7 416
Other comprehensive income/(loss)	21	-	-	-	-	(8 046)	-	(8 046)	(766)	(8 812)
Total comprehensive income/(loss)		**-**	**-**	**-**	**-**	**(8 046)**	**5 855**	**(2 191)**	**795**	**(1 396)**
Dividends		-	-	-	-	-	(1 764)	(1 764)	(1 414)	(3 178)
Treasury shares		-	-	(421)	-	-	(370)	(791)	-	(791)
Share-based payments	24	-	-	-	495	-	-	495	20	515
Hyperinflation monetary adjustments		-	-	-	-	-	642	642	398	1 040
Scope and other changes		-	-	-	-	-	(1)	(1)	(165)	(166)
As of 31 December 2024		**1 736**	**17 620**	**(3 886)**	**55 391**	**(39 201)**	**46 577**	**78 237**	**10 463**	**88 700**

		Attributable to equity holders of AB InBev								
Million US dollar	**Notes**	**Issued Capital**	**Share premium**	**Treasury shares**	**Reserves**	**Other comprehensive income reserves**	**Retained earnings**	**Total**	**Non-controlling interest**	**Total Equity**
As of 1 January 2025		**1 736**	**17 620**	**(3 886)**	**55 391**	**(39 201)**	**46 577**	**78 237**	**10 463**	**88 700**
Profit of the period		-	-	-	-	-	6 837	6 837	1 640	8 477
Other comprehensive income/(loss)	21	-	-	-	-	6 560	-	6 560	166	6 726
Total comprehensive income/(loss)		**-**	**-**	**-**	**-**	**6 560**	**6 837**	**13 397**	**1 806**	**15 203**
Dividends		-	-	-	-	-	(2 466)	(2 466)	(1 820)	(4 286)
Treasury shares		-	-	(1 197)	-	-	(910)	(2 106)	-	(2 106)
Share-based payments	24	-	-	-	136	-	-	136	(1)	135
Hyperinflation monetary adjustments		-	-	-	-	-	265	265	164	429
Scope and other changes		-	-	-	-	-	(176)	(176)	(163)	(339)
As of 31 December 2025		**1 736**	**17 620**	**(5 083)**	**55 526**	**(32 641)**	**50 128**	**87 287**	**10 449**	**97 736**

The accompanying notes are an integral part of these consolidated financial statements.

AB INBEV - ANNUAL REPORT 2025 - 84

Consolidated statement of cash flows For the year ended 31 December Million US dollar Notes 2025 2024 . OPERATING ACTIVITIES Profit of the period 8 477 7 416 Depreciation, amortization and impairment 10 5 652 5 544 Net finance (income)/expense 11 4 465 5 353 Equity-settled share-based payment expense 24 625 644 Income tax expense 12 2 850 3 152 Share of results of associates 16 (387) (433) Other non-cash items (45) (269) Cash flow from operating activities before changes in working capital and use of provisions 21 637 21 406 Decrease/(increase) in trade and other receivables (187) 341 Decrease/(increase) in inventories 87 (149) Increase/(decrease) in trade and other payables (298) (215) Pension contributions and use of provisions (426) (374) Cash generated from operations 20 814 21 009 Interest paid (3 348) (3 649) Interest received 462 594 Dividends received 195 234 Income tax paid (3 240) (3 134) Cash flow from/(used in) operating activities 14 883 15 055 . INVESTING ACTIVITIES Acquisition of property, plant and equipment and of intangible assets 13/15 (3 656) (3 863) Proceeds from sale of property, plant and equipment and of intangible assets 104 128 Sale/(acquisition) of subsidiaries, net of cash 6 18 (46) Proceeds from sale/(acquisition) of other assets 98 523 Cash flow from/(used in) investing activities (3 436) (3 259) . FINANCING ACTIVITIES Proceeds from borrowings 22 4 400 5 465 Repayments of borrowings 22 (6 861) (9 295) Dividends paid (4 543) (2 672) Share buyback 21 (2 301) (937) Payment of lease liabilities (733) (787) Derivative financial instruments (206) (431) Sale/(acquisition) of non-controlling interests 21 (323) (435) Other financing cash flows (883) (763) Cash flow from/(used in) financing activities (11 450) (9 854) Net increase/(decrease) in cash and cash equivalents (3) 1 942 Cash and cash equivalents less bank overdrafts at beginning of year 11 174 10 314 Effect of exchange rate fluctuations 452 (1 082) Cash and cash equivalents less bank overdrafts at end of period 20 11 623 11 174 The accompanying notes are an integral part of these consolidated financial statements. AB INBEV - ANNUAL REPORT 2025 - 85

Notes to the consolidated financial statements Note Corporate information 1 Statement of compliance 2 Summary of significant accounting policies 3 Use of estimates and judgments 4 Segment reporting 5 Acquisitions and disposals of subsidiaries 6 Other operating income/(expenses) 7 Non-underlying items 8 Payroll and related benefits 9 Additional information on operating expenses by nature 10 Finance expense and income 11 Income taxes 12 Property, plant and equipment 13 Goodwill 14 Intangible assets 15 Investments in associates 16 Deferred tax assets and liabilities 17 Inventories 18 Trade and other receivables 19 Cash and cash equivalents and investment securities 20 Changes in equity and earnings per share 21 Interest-bearing loans and borrowings 22 Pensions and similar obligations 23 Share-based payments 24 Provisions 25 Trade and other payables 26 Risks arising from financial instruments 27 Collateral and contractual commitments for the acquisition of property, plant and equipment, 28 loans to customers and other Contingencies 29 Non-controlling interests 30 Related parties 31 Events after the reporting date 32 AB InBev companies 33 AB INBEV - ANNUAL REPORT 2025 - 86

1. Corporate information Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Beer is the drink for moderation, and for over a century, we have championed responsible drinking. We are committed to providing our consumers with balanced choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137 000 employees based in more than 40 countries worldwide. For 2025, AB InBev’s reported revenue was 59.3 billion US dollar (excluding joint ventures and associates). The consolidated financial statements of the company for the year ended 31 December 2025 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. These financial statements are reported in millions, indicated as “m”, unless stated otherwise. The consolidated financial statements were authorized for issue by the Board of Directors on 11 February 2026. 2. Statement of compliance The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS Accounting Standards as adopted by the European Union (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2025 and did not apply any European carve-outs from IFRS Accounting Standards. 3. Summary of significant accounting policies The accounting policies applied are consistent to all periods presented in these consolidated financial statements by the company and its subsidiary. (A) BASIS OF PREPARATION AND MEASUREMENT Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic re-measurement), the cost approach is applied. (B) FUNCTIONAL AND PRESENTATION CURRENCY Unless otherwise specified, all financial information included in these financial statements has been stated in US dollar, which is the company’s presentation currency, and has been rounded to the nearest million. The functional currency of the parent company is the euro. (C) PRINCIPLES OF CONSOLIDATION Subsidiaries are those entities controlled by AB InBev. AB InBev controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. AB INBEV - ANNUAL REPORT 2025 - 87

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint venture. Joint operations arise when AB InBev has rights to the assets and obligations to the liabilities of a joint arrangement. AB InBev accounts for its share of the assets, liabilities, revenues and expenses as from the moment joint operation commences until the date that joint operation ceases. The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev, adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev's financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev's reporting period is no more than three months. Results from the company’s associates Anadolu Efes and Castel are reported on a three-month lag. Transactions with non-controlling interests are treated as transactions with equity owners of the company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with joint ventures, joint operations and associates are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 33 AB InBev companies. (D) SUMMARY OF CHANGES IN ACCOUNTING POLICIES A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2025 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements. (E) FOREIGN CURRENCIES Foreign currency transactions Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the reporting date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction or, for those stated at fair value, at the dates the fair value was determined. Translation of the results and financial position of foreign operations Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the reporting date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves). AB INBEV - ANNUAL REPORT 2025 - 88

Financial Reporting in hyperinflationary economies

In May 2018, the Argentine peso underwent a severe devaluation, causing Argentina´s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as of 2018, as prescribed by IAS 29 *Financial Reporting in Hyperinflationary Economies*.

Under IAS 29, non-monetary assets and liabilities stated at historical cost, equity and income statements of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency, applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the statement of financial position and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

The 2025 results, restated for purchasing power, were translated at the December 2025 closing rate of 1 459.80 Argentine pesos per US dollar (2024 results were translated at the December 2024 closing rate of 1 032.79 Argentine pesos per US dollar).

Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate	
1 US dollar equals:	**31 December 2025**	**31 December 2024**	**31 December 2025**	**31 December 2024**
Argentine peso	1 459.80	1 032.79	-	-
Brazilian real	5.50	6.19	5.60	5.36
Canadian dollar	1.37	1.44	1.40	1.37
Chinese yuan	7.00	7.30	7.21	7.18
Colombian peso	3 749.18	4 415.40	4 063.86	4 077.77
Euro	0.85	0.96	0.89	0.92
Mexican peso	17.97	20.27	19.28	18.16
Peruvian sol	3.37	3.77	3.57	3.76
Pound sterling	0.74	0.80	0.76	0.78
South African rand	16.55	18.88	17.92	18.24
South Korean won	1 444.93	1 474.05	1 421.70	1 355.26

(F) INTANGIBLE ASSETS

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable, and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy N).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Supply and distribution rights

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory. Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination. Amortization related to supply and distribution rights is included within sales and marketing expenses.

AB INBEV - ANNUAL REPORT 2025 - 89

Brands If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred. Software Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred. Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports. Other intangible assets Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses. Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses. Amortization related to multi-year sponsorship rights is included within sales and marketing expenses. Subsequent expenditure Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred. Amortization Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized generally over 3 to 10 years. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy N). Gains and losses on sale Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets. (G) BUSINESS COMBINATIONS The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill. The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment. Acquisition-related costs are expensed as incurred. If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss. AB INBEV - ANNUAL REPORT 2025 - 90

(H) GOODWILL Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method. In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy N). Goodwill is expressed in the currency of the subsidiary to which it relates and is translated to US dollar using the year-end exchange rate. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate. If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations. Expenditure on internally generated goodwill is expensed as incurred. (I) PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy N). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g., nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually. Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets. Subsequent expenditure The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred. Depreciation The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows: Industrial buildings – other real estate properties 20 - 50 years Production plant and equipment: Production equipment 10 - 15 years Storage, packaging and handling equipment 5 - 7 years Returnable packaging: Kegs 2 - 10 years Crates 2 - 10 years Bottles 2 - 5 years Point of sale furniture and equipment 5 years Cars 5 - 10 years Trucks 10 - 15 years Information processing equipment (hardware) 3 - 10 years Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Land is not depreciated as it is deemed to have an indefinite life. Gains and losses on sale Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income AB INBEV - ANNUAL REPORT 2025 - 91 statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment. (J) LEASES The company as lessee The company assesses whether a contract is or contains a lease at inception of a contract. The company recognizes a right- of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in cash flow from operating activities. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the company uses its incremental borrowing rate specific to the country, term and currency of the contract. In addition, the company considers its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates. Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the company is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the income statement in the period in which the event or condition that triggers those payments occurs. A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a renewal and/or purchase option. The corresponding adjustment is made to the related right-of-use asset. The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated starting at the commencement date over the shorter period of useful life of the underlying asset and lease term (refer to accounting policies I and N). The lease liability is presented in the ‘Interest-bearing loans and borrowings’ line and the right-of-use assets are presented in the ‘Property, plant and equipment’ line in the consolidated statement of financial position. In addition, the principal portion of the lease payments is presented within financing activities and the interest component is presented within operating activities in the consolidated cash flow statement. The company as lessor Leases where the company transfers substantially all the risks and rewards of ownership to the lessee are classified as finance leases. Leases of assets under which all the risks and rewards of ownership are substantially retained by the company are classified as operating leases. Rental income is recognized in other operating income on a straight-line basis over the term of the lease. (K) INVENTORIES Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories. The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others. (L) TRADE AND OTHER RECEIVABLES Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement within 30 days. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at the amount adjusted AB INBEV - ANNUAL REPORT 2025 - 92 for the time value of money. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method. Trade and other receivables are carried at amortized cost less impairment losses. To determine the appropriate amount to be impaired factors such as significant financial difficulties of the debtor, probability that the debtor will default, enter into bankruptcy or financial reorganization, or delinquency in payments are considered. Other receivables are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in profit or loss. (M) CASH AND CASH EQUIVALENTS Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. In the cash flow statement, cash and cash equivalents are presented net of bank overdrafts. (N) IMPAIRMENT The carrying amounts of property, plant and equipment, goodwill and intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If there is an indicator of impairment, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the cash-generating unit level (that is a country or group of countries managed as a group below a reporting region). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Calculation of recoverable amount The recoverable amount of non-financial assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses recognized in respect of cash-generating units firstly reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis. Reversal of impairment losses Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. (O) FAIR VALUE MEASUREMENT A number of AB InBev’s accounting policies and notes require fair value measurement for both financial and non-financial items. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, AB InBev uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows: • Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities. • Level 2: inputs are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices). • Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data. If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. AB INBEV - ANNUAL REPORT 2025 - 93

The company applies fair value measurement to the instruments listed below. Derivatives The fair value of exchange traded derivatives (e.g., exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g., the New York Board of Trade). The fair value of over-the- counter derivatives is determined by commonly used valuation techniques. Debt securities This category includes both debt securities designated at FVOCI and FVPL. The fair value is measured using observable inputs such as interest rates and foreign exchange rates. When it pertains to instruments that are publicly traded, the fair value is determined by reference to observable quotes. In circumstances where debt securities are not publicly traded, the main valuation technique is the discounted cash flow. The company may apply other valuation techniques or combination of valuation techniques if the fair value results are more relevant. Equity securities designated at FVOCI Investments in equity securities comprise quoted and unquoted securities. When liquid quoted prices are available, these are used to fair value investments in quoted securities. The unquoted securities are fair valued using primarily the discounted cash flow method. Non-derivative financial liabilities The fair value of non-derivative financial liabilities is generally determined using unobservable inputs and therefore fall into level 3. In these circumstances, the valuation technique used is discounted cash flow, whereby the projected cash flows are discounted using a risk adjusted rate. (P) SHARE CAPITAL Repurchase of share capital When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares. The difference between the carrying value of the treasury shares issued to employees and their fair value is recognized in retained earnings. Dividends Dividends paid are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability. Share issuance costs Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. (Q) PROVISIONS Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Restructuring A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes. AB INBEV - ANNUAL REPORT 2025 - 94

Onerous contracts A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Disputes and Litigations A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities related to indirect taxes, and alcohol industry litigation matters. (R) PENSION AND SIMILAR OBLIGATIONS Post-employment benefits Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans. a) Defined contribution plans Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. b) Defined benefit plans A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the statement of financial position are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods. Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent that economic benefits are available to AB InBev either from refunds or reductions in future contributions. Other post-employment obligations Some of AB InBev’s companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Termination benefits Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring. AB INBEV - ANNUAL REPORT 2025 - 95

Bonuses Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. (S) SHARE-BASED PAYMENTS Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the Restricted Stock Units (“RSUs”) is the share price at grant date. The fair value of the Performance Stock Units (PSUs) with a market condition (relative Total Shareholder Return (“TSR”)) is determined using Monte Carlo simulations. The fair value of the options, RSUs and PSUs granted is expensed over the vesting period based on the expected number of options that will vest. When the options are exercised, equity is increased by the amount of the proceeds received. When the share-based payment programs are vested, they are settled net of tax withholdings. (T) INTEREST-BEARING LOANS AND BORROWINGS Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis. The company has long-term loan agreements with foreign subsidiaries, denominated in foreign currency, the settlement of which is neither planned nor likely to occur in the foreseeable future. In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, the exchange differences on retranslation of these loans are recognized in other comprehensive income in the consolidated financial statements. If the loan becomes planned or likely to be settled in the foreseeable future, the related foreign currency differences are recognized in profit or loss. In the event of partial settlement, only the foreign currency differences corresponding to the settled portion are reclassified to the profit or loss of the period in non-underlying finance income/(expense). (U) TRADE AND OTHER PAYABLES Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. (V) INCOME TAX Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date, and any adjustment to tax payable in respect of previous years. In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized (i) on initial recognition of goodwill, (ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and (iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and to the extent that the company is able to control the timing of the reversal. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously. AB INBEV - ANNUAL REPORT 2025 - 96

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized. The company has administrative and judicial discussions with tax authorities related to certain tax treatments adopted when calculating the income tax and social contribution, in particular in Brazil. As required by IFRIC 23, the company assesses each material tax position. When the company assesses that it is probable that the tax authorities will accept the tax treatments adopted, income taxes are calculated and reported consistently with the tax treatment used. The company discloses the potential effect of material uncertainties as a tax-related contingency in Note 29 Contingencies. When the company concludes that it is not probable that a particular tax treatment is accepted, the company generally uses the most likely amount of the tax treatment when determining the tax provision to be recorded. The company presents income tax provisions in income tax liabilities. Assets and liabilities for uncertain tax treatments are presented as income tax assets/liabilities or deferred tax assets/liabilities. (W) INCOME RECOGNITION Goods sold Revenue is measured based on the consideration to which the company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The company recognizes revenue when performance obligations are satisfied, meaning when the company transfers control of a product to a customer. Specifically, revenue recognition follows the following five-step approach: • Identification of the contracts with a customer • Identification of the performance obligations in the contracts • Determination of the transaction price • Allocation of the transaction price to the performance obligations in the contracts • Revenue recognition when performance obligations are satisfied Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to be received in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the uncertainty is resolved. Royalty income The company recognizes the sales-based or usage-based royalties in other operating income when the later of the following events occurs: (a) the customer’s subsequent sales or usage; and (b) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied). Government grants A government grant is recognized in the statement of financial position initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset. Finance income Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets measured at FVPL as well as any gains from hedge ineffectiveness (refer to accounting policy Y). Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt. AB INBEV - ANNUAL REPORT 2025 - 97

Dividend income Dividend income is recognized in the income statement on the date that the dividend is declared. Tax credits Since 2020, Ambev, our subsidiary in Brazil, recognized tax credits in other operating income after a favorable judicial decision by the Brazilian Supreme Court, which recognized the right to exclude the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenue (PIS and COFINS). The tax credits are reported in other operating income when the conditions in IAS 37 are met and the related interest in finance income. (X) EXPENSES Finance costs Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Y). All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest-bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy T). The interest expense component of lease payments, the unwind of discounts on payables and the interest on provisions are recognized in the income statement as accretion expense using the effective interest rate method. Net interest on pension obligations is determined using the appropriate discount rate and is recognized in the income statement as accretion expense (refer to accounting policy R). Research and development, advertising and promotional costs and systems development costs Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy F). Purchasing, receiving and warehousing costs Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses. Emission allowances The company is subject to greenhouse gas emission allowance trading schemes in force in a number of geographies. Acquired emission allowances are recognized at cost in cost of sales. To the extent that it is expected that the number of allowances needed to settle the greenhouse gas emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. (Y) FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Classification and measurement Except for certain trade receivables, the company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs directly attributable to the acquisition or issue of the financial asset. Debt financial instruments are subsequently measured at amortized cost, FVOCI or FVPL. The classification is based on two criteria: the objective of the company’s business model for managing the assets; and whether the AB INBEV - ANNUAL REPORT 2025 - 98 instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’). The classification and measurement of the company’s financial assets is as follows: • Debt instruments at amortized cost: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is to collect contractual cash flows. Interest income, foreign exchange gains and losses and any impairment charges for such instruments are recognized in profit or loss. • Debt instruments at FVOCI with gains or losses recycled to profit or loss on derecognition: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is achieved by both collecting contractual cash flows and selling financial assets. Interest income, foreign exchange gains and losses and any impairment charges on such instruments are recognized in profit or loss. All other fair value gains and losses are recognized in other comprehensive income. On disposal of these debt securities, any related balance within FVOCI reserve is reclassified to profit or loss. • Equity instruments designated at FVOCI, with no recycling of gains or losses to profit or loss on derecognition: the company designates these investments on an instrument-by-instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes. When cost does not provide an appropriate estimate of fair value, investments in unquoted companies are subsequently measured at fair value using discounted cash flow methods. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss accumulated in other comprehensive income are not reclassified to profit or loss. • Financial assets and liabilities at FVPL: comprise derivative instruments and equity instruments which were not designated as FVOCI. This category also includes debt instruments which do not meet the cash flow or the business model tests. Hedge accounting The company designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates, interest rates and commodity prices. To hedge changes in the fair value of recognized assets, liabilities and firm commitments, the company designates certain derivatives as part of fair value hedge. The company also designates certain derivatives and non-derivative financial liabilities as hedges of foreign exchange risk on a net investment in a foreign operation. At the inception of the hedging relationships, the company documents the risk management objective and strategy for undertaking the hedge. Hedge effectiveness is measured at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between hedged item and hedging instrument. For the different type of hedges in place, the company generally enters into hedge relationships where the critical terms of the hedging instrument match exactly the terms of the hedged item. Therefore, the hedge ratio is typically 1:1. The company performs a qualitative assessment of effectiveness. In circumstances where the terms of the hedged item no longer exactly match the critical terms of the hedging instrument, the company uses a hypothetical derivative method to assess effectiveness. Possible sources of ineffectiveness are changes in the timing of the forecasted transaction, changes in the quantity of the hedged item or changes in the credit risk of either party to the derivative contract. Cash flow hedge accounting Cash flow hedge accounting is applied when a derivative hedges the variability in cash flows of a highly probable forecasted transaction, foreign currency risk of a firm commitment or a recognized asset or liability (such as variable interest rate instrument). When the hedged forecasted transaction or firm commitment subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserves is included directly in the initial carrying amount of the non-financial item when it is recognized. For all other hedged transactions, the amount accumulated in the hedging reserves is reclassified to profit or loss in the same period during which the hedged item affects profit or loss (e.g., when the variable interest expense is recognized). When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified to profit or loss when the hedged transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss immediately. AB INBEV - ANNUAL REPORT 2025 - 99

Any ineffectiveness is recognized immediately in profit or loss. Fair value hedge accounting When a derivative hedges the variability in fair value of a recognized asset or liability (such as a fixed rate instrument) or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the profit or loss. The carrying amount of the hedged item is also adjusted for fair value changes in respect of the risk being hedged, with any gain or loss being recognized in profit or loss. The fair value adjustment to the carrying amount of the hedged item is amortized to profit or loss from the date of discontinuation. Net investment hedge accounting When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves). When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves) and is reclassified to profit or loss upon disposal of the foreign operation, while the ineffective portion is reported in profit or loss. Offsetting Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the company has a current legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Derecognition A financial asset is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows from the asset. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. (Z) SEGMENT REPORTING Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by senior management. The company has six operating segments. AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. The company’s five geographic regions are North America, Middle Americas, South America, EMEA and Asia Pacific. The aggregation criteria applied are based on similarities in the economic indicators (e.g., margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore, management assessed additional factors such as management’s views on the optimal number of reporting segments, AB InBev historical geographies, peer comparison (e.g., Asia Pacific and EMEA being commonly reported regions amongst the company’s peers), as well as management’s view on the optimal balance between practical and more granular information. The results of Global Export and Holding Companies, which includes the company’s global headquarters, some non- beverage related businesses and the export businesses in countries in which AB InBev has no operations are reported separately. The company’s five geographic regions plus the Global Export and Holding Companies comprise the company’s six reportable segments for financial reporting purposes. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill. (AA) NON-UNDERLYING ITEMS Non-underlying items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-underlying items are principally restructuring activities, AB INBEV - ANNUAL REPORT 2025 - 100 impairments, gains or losses on disposal of investments or business activities and the effect of the accelerated repayment of certain debt facilities. Mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB are reported in non-underlying finance income/(expense). The impact of income tax on the non-underlying items is calculated country-by-country and is included in non-underlying taxes (Refer to Note 8 Non-Underlying items). (BB) DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale. AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized. (CC) RECENTLY ISSUED IFRS To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated financial statements for the year ended 31 December 2025. The following standards, amendments and interpretations have been issued recently, but are not yet effective: IFRS 18 – Presentation and Disclosures in Financial Statements In April 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements, which replaces IAS 1 and introduces new requirements aimed at improving comparability of financial performance reporting and enhancing the transparency of the information provided to users. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. The standard is to be applied retrospectively. While IFRS 18 does not affect the recognition or measurement of assets, liabilities, income or expenses, its impact on the presentation of the primary financial statements and the related disclosures is expected to be significant. IFRS 18 introduces new requirements to: • present specified categories, with the introduction of new operating, investing and financing categories, and defined subtotals in the income statement; • provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and • strengthen the principles of aggregation and disaggregation across primary statements and notes. The company anticipates that the adoption of the standard will primarily affect the presentation of the income statement and the cash flow statement, the disclosure of management performance measures, and the related note structure. The company does not intend to early adopt IFRS 18 and is currently reviewing the impact on its consolidated financial statements. The company assessed that the main presentation change will be the reclassification of foreign exchange gains and losses and gains and losses on certain hedging instruments from finance income and expense per IAS 1 to operating profit per IFRS 18, when the underlying exposure being remeasured or hedged, relates to operating activities. A number of amendments to standards are effective for annual periods beginning after 1 January 2026 and have not been discussed either because of their non-applicability or immateriality to AB InBev’s consolidated financial statements. AB INBEV - ANNUAL REPORT 2025 - 101

4. Use of estimates and judgments The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or, if the revision affects both current and future periods, in the period of the revision and future periods. Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and understanding results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax. The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows. The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each reporting date. Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy. The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the reporting date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimates are made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made. Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are further discussed in the relevant notes hereafter. AB INBEV - ANNUAL REPORT 2025 - 102

5. Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev's management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.

All figures in the table below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding Companies		AB InBev Worldwide	
	2025	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**
Volume	**83**	**86**	**150**	**150**	**155**	**161**	**93**	**94**	**79**	**84**	**-**	**-**	**561**	**576**
Revenue	**14 207**	**14 655**	**17 376**	**17 072**	**11 954**	**12 423**	**9 502**	**9 003**	**5 693**	**6 196**	**588**	**418**	**59 320**	**59 768**
Normalized EBITDA	**4 687**	**4 791**	**8 685**	**8 400**	**3 901**	**4 052**	**3 098**	**2 847**	**1 700**	**1 933**	**(848)**	**(1 065)**	**21 223**	**20 958**
Normalized EBITDA margin %	33.0%	32.7%	50.0%	49.2%	32.6%	32.6%	32.6%	31.6%	29.9%	31.2%	-	-	35.8%	35.1%
Depreciation, amortization and impairment	(712)	(722)	(1 343)	(1 511)	(964)	(1 029)	(1 079)	(1 046)	(606)	(649)	(665)	(539)	(5 369)	(5 496)
Normalized profit from operations	**3 975**	**4 069**	**7 342**	**6 889**	**2 937**	**3 024**	**2 019**	**1 801**	**1 094**	**1 284**	**(1 513)**	**(1 604)**	**15 854**	**15 462**
Non-underlying items (including non-underlying impairment)	(228)	281	40	(80)	(28)	(12)	3	(36)	(83)	(62)	(153)	(67)	(449)	25
Profit from operations	**3 747**	**4 350**	**7 382**	**6 809**	**2 909**	**3 012**	**2 022**	**1 765**	**1 011**	**1 222**	**(1 666)**	**(1 671)**	**15 405**	**15 487**
Net finance income/(expense)													(4 465)	(5 353)
Share of results of associates													378	329
Non-underlying share of results of associates													9	104
Income tax expense													(2 850)	(3 152)
Profit													**8 477**	**7 416**
Segment assets (non-current)[1]	61 445	61 837	73 560	66 567	13 764	12 820	30 845	27 951	10 964	10 952	3 461	3 511	194 039	183 637
Gross capex[1]	391	436	921	1 164	660	702	750	668	307	379	628	513	3 656	3 863
FTE	15 449	16 492	43 085	45 630	32 931	34 639	19 264	19 979	20 908	21 483	5 168	5 662	136 805	143 885

For the year ended 31 December 2025, net revenue from the beer business amounted to 53 050m US dollar (2024[1]: 53 655m US dollar) while the net revenue from the non-beer business (including primarily soft drinks, spirits-based beverages and energy drinks) accounted for 6 269m US dollar (2024[1]: 6 114m US dollar). Additionally, for 2025, net revenue from the company's business in the United States amounted to 12 376m US dollar (2024: 12 792m US dollar) and net revenue from the company's business in Brazil amounted to 8 766m US dollar (2024: 9 063m US dollar).

On the same basis, net revenue from external customers attributable to AB InBev's country of domicile (Belgium) represented 696m US dollar (2024: 692m US dollar) and non-current assets located in the country of domicile represented 2 221m US dollar (2024: 2 331m US dollar).

[1] Amended to conform to the 2025 presentation.

AB INBEV - ANNUAL REPORT 2025 - 103

6. Acquisitions and disposals of subsidiaries

The company undertook a series of acquisitions and disposals and/or settled payments related to prior year acquisitions during the year ended 31 December 2025 and 31 December 2024, with no significant impact in the consolidated financial statements.

7. Other operating income/(expenses)

Million US dollar	2025	2024[1]
Government grants	365	384
Net rental income	108	106
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	95	88
License income	33	32
Other operating income	206	168
Other operating income/(expenses)	**808**	**779**

The income from government grants primarily relate to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company's operations and developments in those regions.

8. Non-underlying items

IAS 1 *Presentation of financial statements* requires that material items of income and expense be disclosed separately. Non-underlying items are items that in management's judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company's financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance in Note 5 *Segment Reporting*.

The non-underlying items included in the income statement were as follows:

For the year ended 31 December Million US dollar	2025	2024[1]
Restructuring	(116)	(156)
Business and asset disposals (including impairment losses)	(274)	181
Claims and legal costs	(53)	-
Acquisition-related costs (business combinations)	(5)	-
Impact on profit from operations	**(449)**	**25**
Non-underlying net finance income/(expense)	(185)	(995)
Non-underlying share of results of associates	9	104
Non-underlying taxes	156	(205)
Non-underlying non-controlling interest	(30)	9
Net impact on profit	**(499)**	**(1 062)**

Restructuring charges for the year ended 31 December 2025 amounted to (116)m US dollar (31 December 2024: (156)m US dollar). These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev's core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals (including impairment losses) amounted to (274)m US dollar net loss for the year ended 31 December 2025, mainly comprising of a loss of (214)m US dollar related to the planned sale of the Newark brewery and the closure of two other breweries in the United States and (60)m US dollar net loss related to the disposal of assets held for sale in Barbados and other Caribbean islands and the sale and impairment of non-core assets. Business and asset disposals (including impairment losses) amounted to 181m US dollar income for the year ended 31 December 2024 mainly comprising of a gain of 437m US dollar recognized upon the sale of our share in associate Ghost Beverages LLC, partially offset by impairment losses of intangible assets and other non-core assets sold in the period. See also Note 16 *Investments in associates*.

Claims and legal costs amounted to (53)m US dollar for the year ended 31 December 2025. Oriental Brewery Co., Ltd. ("OB"), a subsidiary in South Korea, reported a (66)m US dollar non-underlying expense relating to a customs audit claim

[1] Amended to conform to the 2025 presentation.

AB INBEV - ANNUAL REPORT 2025 - 104

in the 2023 Financial Statements. During the year ended 31 December 2025, OB recorded (49)m US dollar non-underlying expenses related to these customs audit claims for remaining audit periods. See also Note 29 *Contingencies*.

Non-underlying net finance expense amounted to (185)m US dollar for the year ended 31 December 2025 (31 December 2024: net finance expense of (995)m US dollar) – see Note 11 *Finance expense and income*.

Non-underlying share of results of associates amounted to 9m US dollar related to the company's associate Anadolu Efes for the year ended 31 December 2025 (31 December 2024: 104m US dollar from Anadolu Efes' adoption of IAS 29 hyperinflation accounting on their 2023 results) – see Note 13 *Investments in associates*.

All the amounts referenced above are before income taxes. **Non-underlying taxes** amounted to 156m US dollar (decrease of income taxes) for the year ended 31 December 2025, and mainly included 66m US dollar non-underlying tax income resulting from the renegotiation of the terms of the 2017 Brazilian Federal Tax Regularization Program and the income tax on non-underlying items. Non-underlying taxes amounted to (205)m US dollar (increase of income taxes) for the year ended 31 December 2024 and mainly included the net impact of (240)m US dollar non-underlying tax expense (4.5 billion South African rand) following the resolution of South African tax matters (see Note 29 *Contingencies)*, the income tax on non-underlying items and the release of tax provisions. See also Note 12 *Income taxes*.

Non-controlling interest on the non-underlying items amounted to (30)m US dollar for the year ended 31 December 2025 (31 December 2024: 9m US dollar).

9. Payroll and related benefits

Million US dollar	2025	2024
Wages and salaries	(5 393)	(5 285)
Social security contributions	(797)	(770)
Other personnel cost	(702)	(683)
Share-based payment expense	(625)	(644)
Pension expense for defined contribution plans	(178)	(183)
Pension expense for defined benefit plans	(139)	(150)
Payroll and related benefits	**(7 835)**	**(7 715)**

The number of full-time equivalents can be split as follows:

	2025	2024
AB InBev NV/SA (parent company)	218	229
Other subsidiaries	136 587	143 656
Total number of FTE	**136 805**	**143 885**

AB INBEV - ANNUAL REPORT 2025 - 105

10. Additional information on operating expenses by nature Depreciation, amortization and impairment charges are included in the following line items of the consolidated income 7 statement: For the year ended 31 December 2025 Depreciation and Amortization and impairment of impairment of Depreciation and property, plant and intangible assets impairment of right- Million US dollar equipment and goodwill of-use assets . Cost of sales (2 949) (106) (26) Distribution expenses (121) (4) (333) Sales and marketing expenses (256) (480) (266) Administrative expenses (288) (424) (114) Other operating expenses - - - Non-underlying items (267) (15) - Depreciation, amortization and impairment (3 882) (1 029) (740) For the year ended 31 December 2024¹ Depreciation and Amortization and impairment of impairment of Depreciation and property, plant and intangible assets impairment of right- Million US dollar equipment and goodwill of-use assets . Cost of sales (3 105) (82) (32) Distribution expenses (135) (2) (336) Sales and marketing expenses (271) (379) (276) Administrative expenses (315) (421) (132) Other operating expenses - (9) - Non-underlying items (49) - - Depreciation, amortization and impairment (3 875) (893) (776) 1 Amended to conform to the 2025 presentation AB INBEV - ANNUAL REPORT 2025 - 106

11. Finance expense and income

For the year ended 31 December Million US dollar	2025	2024[1]
Interest expense	(3 194)	(3 437)
Interest income	511	591
Interest income on Brazilian tax credits	117	142
Net interest income/(expense)	**(2 566)**	**(2 704)**
Accretion expense	(747)	(722)
Interest on pensions	(74)	(89)
Accretion expense and interest on pensions	**(821)**	**(811)**
Net foreign exchange gains/(losses)	(386)	(147)
Net gains/(losses) on hedging instruments	(310)	(312)
Bank fees, taxes and other financial expense	(221)	(392)
Other financial income	25	8
Other financial results	**(893)**	**(843)**
Net finance income/(expense) excluding non-underlying items	**(4 280)**	**(4 358)**
Non-underlying finance income/(expense)	(185)	(995)
Net finance income/(expense)	**(4 465)**	**(5 353)**

In 2025, accretion expense included the unwind of discount on payables of 423m US dollar (2024: 441m US dollar), interest on lease liabilities of 144m US dollar (2024: 142m US dollar), bond fees and interest on provisions of 152m US dollar (2024: 116m US dollar), and deferred consideration on acquisitions of 29m US dollar (2024: 23m US dollar).

Interest expense is presented net of the impact of interest rate derivatives used to hedge AB InBev's interest rate risk. Information on these instruments, as well as on net foreign exchange gains/(losses) and net gains/(losses) on hedging instruments, can be found in Note 27 *Risks arising from financial instruments*.

Non-underlying finance income/(expense) included:

- (213)m US dollar loss resulting from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (2024: (1 211)m US dollar loss);
- 28m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries (2024: 263m US dollar gain); and
- (66)m US dollar loss resulting from the impairment of financial investments and 18m US dollar gain related to the remeasurement of deferred considerations on prior year acquisitions, in 2024.

Interest income arises from the following financial assets:

Million US dollar	2025	2024
Cash and cash equivalents	463	559
Investments in debt securities held for trading	38	23
Other loans and receivables	10	9
Total	**511**	**591**

Interest income on other loans and receivables includes interest accrued on cash deposits held as guarantees for certain legal proceedings pending resolution. No interest income was recognized on impaired financial assets.

[1] Amended to conform to the 2025 presentation.

AB INBEV – ANNUAL REPORT 2025 – 107

12. Income taxes

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2025	2024
Current year	(3 349)	(3 252)
(Underprovided)/overprovided in prior years	78	(211)
Current tax expense	**(3 271)**	**(3 463)**
Origination and reversal of temporary differences	614	482
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(193)	(171)
Deferred tax (expense)/income	**420**	**311**
Total income tax expense in the income statement	**(2 850)**	**(3 152)**

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2025	2024[1]
Profit/(loss) before tax	11 328	10 568
Deduct share of results of associates	378	329
Deduct non-underlying share of results of associates	9	104
Profit before tax and before share of results of associates	**10 941**	**10 134**
Adjustments to the tax basis		
Government incentives	(149)	(376)
Non-deductible/(non-taxable) mark-to-market on derivatives	213	1 211
Other expenses not deductible for tax purposes	1 263	1 666
Other non-taxable income	(733)	(560)
Adjusted tax basis	**11 534**	**12 074**
Aggregate weighted nominal tax rate	**26.9%**	**26.4%**
Tax at aggregated nominal tax rate	**(3 098)**	**(3 183)**
Adjustments on tax expense		
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(193)	(171)
(Underprovided)/overprovided in prior years	78	(211)
Deductions from interest on equity	252	240
Deductions from goodwill and other tax deductions	642	723
Change in tax rate	28	10
Withholding taxes	(509)	(497)
Other tax adjustments	(49)	(62)
Total tax expense	**(2 850)**	**(3 152)**
Effective tax rate	**26.1%**	**31.1%**

The total income tax expense for 2025 amounted to (2 850)m US dollar compared to (3 152)m US dollar for 2024. The effective tax rate was 26.1% for 2025 compared to 31.1% for 2024.

The 2024 and 2025 effective tax rates were negatively impacted by non-deductible losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. Furthermore, the 2025 effective tax rate included 156m US dollar of non-underlying tax income, mainly reflecting 66m US dollar non-underlying tax income resulting from the renegotiation of the terms of the 2017 Brazilian Federal Tax Regularization Program and the tax income on non-underlying items. In comparison, the 2024 effective tax rate included (205)m US dollar non-underlying tax expense, reflecting mainly the net impact of a (240)m US dollar (4.5 billion South African rand) resolution of South African tax matters, the income tax on non-underlying items and the release of tax provisions (refer to Note 8 *Non-underlying items*).

Effective 1 January 2024, the company and its subsidiaries are within the scope of the OECD Pillar Two model rules either based on the adoption of Pillar Two legislation by Belgium, the jurisdiction in which the parent entity is incorporated, or by

[1] Amended to conform to the 2025 presentation.

AB INBEV - ANNUAL REPORT 2025 - 108

other jurisdictions where the company operates. The company assessed the impact for 2024 and 2025 and concluded the impact to be not material.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for 2025 was 26.0% (2024: 26.5%). Normalized effective tax rate is the effective tax rate adjusted for non-underlying items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev's definition of normalized effective tax rate may not be comparable to other companies.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	**2025**	**2024**
Re-measurements of post-employment benefits	(22)	(48)
Exchange differences, cash flow and net investment hedges	(16)	10
Income tax (losses)/gains	**(38)**	**(38)**

13. Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	**31 December 2025**	**31 December 2024**
Property, plant and equipment owned	21 368	21 295
Property, plant and equipment leased (right-of-use assets)	2 297	2 209
Total property, plant and equipment	**23 664**	**23 503**

		31 December 2025			**31 December 2024**
Million US dollar	**Land and buildings**	**Plant and equipment, fixtures and fittings**	**Under construction**	**Total**	**Total**
Acquisition cost					
Balance at end of previous year	**12 325**	**38 056**	**1 166**	**51 547**	**54 522**
Effect of movements in foreign exchange	808	2 764	97	3 669	(4 424)
Acquisitions	32	878	1 833	2 744	2 989
Acquisitions through business combinations	-	-	-	-	16
Disposals through sale and derecognition	(258)	(2 385)	(1)	(2 644)	(2 271)
Disposals through the sale of subsidiaries	(9)	(18)	-	(27)	(9)
Transfer (to)/from other asset categories and other movements[1]	331	3 452	(2 085)	1 698	724
Balance at end of the period	**13 229**	**42 747**	**1 011**	**56 987**	**51 547**
Depreciation and impairment losses					
Balance at end of previous year	**(5 018)**	**(25 235)**	**-**	**(30 252)**	**(30 430)**
Effect of movements in foreign exchange	(317)	(1 765)	-	(2 082)	2 367
Depreciation	(385)	(2 944)	-	(3 329)	(3 518)
Disposals through sale and derecognition	243	2 329	-	2 572	2 121
Disposals through the sale of subsidiaries	4	15	-	18	5
Impairment losses	(66)	(390)	-	(456)	(247)
Transfer to/(from) other asset categories and other movements[1]	(204)	(1 886)	-	(2 090)	(550)
Balance at end of the period	**(5 743)**	**(29 876)**	**-**	**(35 619)**	**(30 252)**
Carrying amount					
at 31 December 2024	**7 307**	**12 821**	**1 166**	**21 295**	**21 295**
at 31 December 2025	**7 486**	**12 871**	**1 011**	**21 368**	

As of 31 December 2025 and 2024 there were no significant restrictions on title on property, plant and equipment.

[1] The transfer (to)/from other asset categories and other movements relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5 *Non-current assets held for sale and discontinued operations*, to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 *Financial reporting in hyperinflationary economies* and to other movements.

AB INBEV - ANNUAL REPORT 2025 - 109

Contractual commitments to purchase property, plant and equipment amounted to 171m US dollar as of 31 December 2025 compared to 257m US dollar as of 31 December 2024.

AB InBev's net capital expenditures in the statement of cash flow amounted to 3 552m US dollar in 2025 compared to 3 735m US dollar in 2024. Out of the total 2025 capital expenditures approximately 26% was used to improve the company's production facilities while 50% was used for logistics and commercial investments and 24% for the purchase of hardware and software and improving administrative capabilities.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	31 December 2025		
Million US dollar	**Land and buildings**	**Machinery, equipment and other**	**Total**
Net carrying amount at 31 December	1 505	795	**2 298**
Depreciation for the year ended 31 December	(425)	(318)	**(742)**

	31 December 2024		
Million US dollar	**Land and buildings**	**Machinery, equipment and other**	**Total**
Net carrying amount at 31 December	1 443	766	**2 209**
Depreciation for the year ended 31 December	(433)	(349)	**(782)**

Additions to right-of-use assets in the year ended 31 December 2025 were 588m US dollar (31 December 2024: 546m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases. In 2025, 128m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use assets (2024: 124m US dollar). As of 31 December 2025, the undiscounted lease payments of the non-cancelable lease payments are expected to be received as follows: 117m US dollar in the next 12 months, 329m US dollar in the years 2 through 5 and 68m US dollar after 5 years.

The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

14. Goodwill

Million US dollar	**31 December 2025**	**31 December 2024**
Acquisition cost		
Balance at end of previous year	**112 637**	**119 302**
Effect of movements in foreign exchange	7 634	(7 082)
Transfers (to)/from other assets categories[1]	(164)	(7)
Hyperinflation monetary adjustments	169	425
Balance at end of the period	**120 276**	**112 637**
Impairment losses		
Balance at end of previous year	**(2 158)**	**(2 259)**
Effect of movements in foreign exchange	(209)	101
Balance at end of the period	**(2 368)**	**(2 158)**
Carrying amount		
Balance at end of the period	**117 908**	**110 479**

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

[1] The transfer (to)/from other asset categories relates mainly to the separate presentation in the statement of financial position of goodwill held for sale in accordance with IFRS 5 *Non-current assets held for sale and discontinued operations.*
[2] Amended to conform to the 2025 presentation.

AB INBEV - ANNUAL REPORT 2025 - 110

Million US dollar	31 December 2025	31 December 2024[2]
United States	33 330	33 387
Rest of North America	1 959	1 864
Mexico	13 819	12 250
Colombia	16 277	13 821
Rest of Middle Americas	24 465	23 205
Brazil	3 323	2 953
Rest of South America	1 323	1 345
Europe	2 859	2 557
South Africa	9 796	8 584
Rest of Africa	4 626	4 547
China	3 073	2 948
Rest of Asia Pacific	3 057	2 998
Global Export and Holding Companies	-	21
Total carrying amount of goodwill	**117 908**	**110 479**

Goodwill, which accounted for approximately 54% of AB InBev total assets as of 31 December 2025, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev's cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

2025 impairment testing

AB InBev completed its annual impairment test for goodwill at cash-generating unit level and concluded that, based on the assumptions described below, no impairment charge was warranted.

The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. AB InBev believes that all of its estimates are reasonable: they are consistent with the company's internal reporting and reflect management's best estimates. However, inherent uncertainties exist, that management may not be able to control. If the company's current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of the company's control change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential impairment in the future.

The company's impairment testing methodology is in accordance with IAS 36 *Impairment of Assets*, in which fair-value-less-cost-to-sell and value in use approaches are taken into account. This consists in applying a discounted cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to Normalized EBITDA multiple above 9x and valuation multiples for the other cash-generating units. The discounted cash flow approach was applied for the Colombia, South Africa, Rest of Asia Pacific and the United States cash-generating units.

Key assumptions

The key judgments, estimates and assumptions used in the discounted cash flow calculations were generally as follows:

- Cash flows are based on AB InBev's 10-year plan as approved by key management. The plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;
- In order to calculate the terminal value, the company extrapolated the cash flows after the first 10-year period using expected annual long-term GDP growth rates based on external sources, or applied a market multiple after the first 5 years of the plan set at 10.8x. The company considered sensitivities on these metrics and corroborated the calculations by market multiples;
- Projections are discounted at the unit's weighted average cost of capital (WACC), considering sensitivities on this metric;
- Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 3%.

AB INBEV – ANNUAL REPORT 2025 – 111

The WACC applied in US dollar nominal terms were as follows: Cash-generating unit 31 December 2025 31 December 2024 Colombia 9% 10% South Africa 10% 11% Rest of Asia Pacific 8% 8% United States 7% 7% Sensitivity to change in key assumptions During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. In the sensitivity analysis performed by management during the annual impairment testing in 2025, an adverse change of 1% in WACC or terminal growth rate would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed, is not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount. Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions. AB INBEV - ANNUAL REPORT 2025 - 112

15. Intangible assets

	31 December 2025					31 December 2024
Million US dollar	**Brands**	**Commercial intangibles**	**Software**	**Other**	**Total**	**Total**
Acquisition cost						
Balance at end of previous year	**37 040**	**2 281**	**5 438**	**93**	**44 852**	**46 080**
Effect of movements in foreign exchange	1 591	129	491	31	2 242	(2 065)
Acquisitions through business combinations	13	-	-	-	13	-
Acquisitions and expenditures	11	563	641	2	1 217	1 069
Disposals through sale and derecognition	(19)	(367)	(395)	(13)	(794)	(473)
Transfer (to)/from other asset categories and other movements[1]	(67)	(11)	4	(9)	(83)	240
Balance at end of period	**38 569**	**2 595**	**6 179**	**104**	**47 447**	**44 852**
Amortization and impairment losses						
Balance at end of previous year	**(91)**	**(1 362)**	**(3 283)**	**(81)**	**(4 818)**	**(4 794)**
Effect of movements in foreign exchange	(1)	(96)	(317)	(17)	(432)	470
Amortization	-	(250)	(701)	(23)	(974)	(845)
Impairment	(4)	-	(8)	(3)	(15)	(17)
Disposals through sale and derecognition	7	367	393	12	779	471
Transfer to/(from) other asset categories and other movements[1]	(2)	9	(44)	34	(3)	(103)
Balance at end of period	**(91)**	**(1 332)**	**(3 960)**	**(79)**	**(5 462)**	**(4 818)**
Carrying value						
at 31 December 2024	**36 948**	**919**	**2 155**	**12**	**40 034**	**40 034**
at 31 December 2025	**38 478**	**1 263**	**2 219**	**25**	**41 985**	

AB InBev is the owner of some of the world's most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev's more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment once a year or whenever a triggering event has occurred. Based on the impairment testing results, no impairment loss was allocated to intangible assets with indefinite useful lives – refer to Note 14 *Goodwill*.

As of 31 December 2025, the carrying amount of the intangible assets amounted to 41 985m US dollar (31 December 2024: 40 034m US dollar) of which 38 478m US dollar was assigned an indefinite useful life (31 December 2024: 36 948m US dollar) and 3 507m US dollar a finite life (31 December 2024: 3 086m US dollar).

[1] The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5 *Non-current assets held for sale and discontinued operations* and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 *Financial reporting in hyperinflationary economies*.

AB INBEV - ANNUAL REPORT 2025 - 113

Million US dollar Cash-generating unit	2025	2024
United States	21 866	21 872
Rest of North America	39	37
Mexico	3 410	3 027
Colombia	3 045	2 586
Rest of Middle Americas	3 798	3 535
Rest of South America	797	806
Europe	399	370
South Africa	2 900	2 558
Rest of Africa	901	861
China	399	383
Rest of Asia Pacific	923	913
Total carrying amount of intangible assets with indefinite useful lives	**38 478**	**36 948**

In 2025, the company expensed 194m US dollar in research, compared to 222m US dollar in 2024. The spend focused on product innovations, market research, as well as process optimization and product development.

16. Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company's interests in material associates is as follows:

	2025		2024	
Million US dollar	**Castel**	**Anadolu Efes**	**Castel**	**Anadolu Efes**
Balance at 1 January	**3 125**	**214**	**3 482**	**164**
Effect of movements in foreign exchange	375	(211)	(303)	(128)
Dividends received	(77)	(4)	(158)	(10)
Share of results of associates	140	53	104	84
Non-underlying share of results of associates	-	9	-	104
Balance at 31 December	**3 563**	**60**	**3 125**	**214**

Summarized financial information of the company's material associates is as follows:

	2025		2024	
Million US dollar	**Castel**	**Anadolu Efes**	**Castel**	**Anadolu Efes**
Current assets	3 793	2 820	3 411	3 542
Non-current assets	4 983	6 779	4 520	6 361
Current liabilities	(2 187)	(2 688)	(1 997)	(2 985)
Non-current liabilities	(700)	(1 962)	(586)	(2 066)
Non-controlling interests	(699)	(2 592)	(561)	(2 424)
Net assets[1]	**5 190**	**2 357**	**4 788**	**2 428**
Revenue	5 637	5 596	5 329	6 421
Profit (loss)	724	476	654	1 214
Other comprehensive income (loss)	(166)	(717)	(206)	(1 853)
Total comprehensive income (loss)	557	(241)	448	(638)

In 2025, the non-underlying share of results of associates included 9m US dollar income from our associate Anadolu Efes following the deconsolidation of its Russia business in the first quarter of 2025. In 2024, the non-underlying share of results of associates included 104m US dollar income from our associate Anadolu Efes' adoption of IAS 29 hyperinflation accounting on their 2023 results – see Note 8 *Non-underlying items*.

In 2025, associates that are not individually material contributed 185m US dollar to the results of investment in associates (31 December 2024: 141m US dollar). In December 2024, the company sold its share in associate Ghost Beverages LLC and recognized a non-underlying gain on asset disposal of 437m US dollar – see Note 8 *Non-underlying items*.

Additional information related to the significant associates is presented in Note 33 *AB InBev Companies*.

[1] The net assets are converted at the respective closing rates of December.

AB INBEV - ANNUAL REPORT 2025 - 114

17. Deferred tax assets and liabilities

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2025			2024		
Million US dollar	**Assets**	**Liabilities**	**Net**	**Assets**	**Liabilities**	**Net**
Property, plant and equipment	315	(1 844)	(1 529)	261	(2 026)	(1 766)
Intangible assets	186	(9 772)	(9 585)	139	(9 296)	(9 157)
Inventories	98	(75)	23	79	(88)	(9)
Trade and other receivables	9	-	9	24	-	24
Interest-bearing loans and borrowings	942	(346)	596	868	(406)	462
Employee benefits	351	(56)	296	365	(20)	345
Provisions	687	(29)	659	608	(39)	569
Derivatives	49	(99)	(50)	10	(101)	(90)
Other items	537	(1 303)	(767)	539	(1 352)	(813)
Loss carry forwards	1 658	-	1 658	1 606	-	1 606
Gross deferred tax assets/(liabilities)	**4 832**	**(13 524)**	**(8 692)**	**4 500**	**(13 327)**	**(8 828)**
Netting by taxable entity	**(2 124)**	**2 124**	**-**	**(2 007)**	**2 007**	**-**
Net deferred tax assets/(liabilities)	**2 708**	**(11 400)**	**(8 692)**	**2 493**	**(11 321)**	**(8 828)**

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	**2025**	**2024**
Balance as of 1 January	**(8 828)**	**(8 939)**
Recognized in profit or loss	420	311
Recognized in other comprehensive income	(37)	(38)
Other movements and effect of changes in foreign exchange rates	(247)	(161)
Balance as of 31 December	**(8 692)**	**(8 828)**

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of the temporary differences on intangible assets acquired through business combinations is unlikely to revert within 12 months as they would be realized upon impairment or disposal of these intangibles which is currently not expected. The net deferred tax liabilities attributable to the US business and mainly related to purchase price accounting amount to 5.7 billion US dollar as of 31 December 2025.

As of 31 December 2025, deferred taxes of 11.4 billion US dollar (31 December 2024: 12.0 billion US dollar) were not recognized on a series of tax attributes. The tax attributes for which no deferred tax asset was recognized amount to 46.2 billion US dollar as of 31 December 2025 compared to 46.8 billion US dollar as of 31 December 2024 and include tax losses carry forward either confirmed or resulting from tax positions under dispute, capital losses, foreign and withholding tax credits, excess dividend received deduction, excess interest carry forward, amongst others. 43.2 billion US dollar of these tax attributes do not have an expiration date, 0.1 billion US dollar expires within 1 year, while 2.7 billion US dollar have an expiration date of more than 3 years. Additionally, we have historical uncertain attributes without expiration date amounting to 16.2 billion US dollar for which no deferred tax asset was recognized (31 December 2024: 16.2 billion US dollar). Deferred tax assets have not been recognized on these items because these are either contingent assets subject to conclusion of tax disputes or it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

AB INBEV - ANNUAL REPORT 2025 - 115

18. Inventories Million US dollar 31 December 2025 31 December 2024 Prepayments 133 79 Raw materials and consumables 2 948 2 854 Work in progress 479 508 Finished goods 1 382 1 407 Goods purchased for resale 165 171 Inventories 5 107 5 019 Inventories other than work in progress Inventories stated at net realizable value 264 259 The cost of inventories recognized as an expense in 2025 amounts to 26 141m US dollar, included in cost of sales (2024: 26 744m US dollar). Impairment losses on inventories recognized in 2025 amounted to 70m US dollar (2024: 98m US dollar). 19. Trade and other receivables Million US dollar 31 December 2025 31 December 2024 Cash deposits for guarantees 144 133 Loans to customers 6 8 Tax receivable, other than income tax 100 105 Brazilian tax credits and interest receivables 1 299 1 120 Trade and other receivables 323 212 Non-current trade and other receivables 1 871 1 577 Trade receivables and accrued income 4 261 3 792 Interest receivables 67 43 Tax receivable, other than income tax 660 416 Loans to customers 52 60 Prepaid expenses 568 493 Other receivables 553 467 Current trade and other receivables 6 161 5 270 Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2025, the total amount of such credits and interest receivables represented 1 299m US dollar (31 December 2024: 1 120m US dollar). AB INBEV - ANNUAL REPORT 2025 - 116

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows:

	Net carrying amount as of 31 December 2025	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due			
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	4 261	3 990	202	42	25	3
Loans to customers	58	58	-	-	-	-
Interest receivables	66	64	-	2	-	-
Other receivables	553	532	10	6	6	-
	4 939	**4 644**	**212**	**50**	**30**	**3**

	Net carrying amount as of 31 December 2024	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due			
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	3 792	3 531	177	34	32	18
Loans to customers	68	58	-	-	10	-
Interest receivables	43	43	-	-	-	-
Other receivables	467	450	4	5	8	-
	4 369	**4 082**	**181**	**38**	**50**	**18**

The above analysis of the age of financial assets that are past due as of the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in 2025 amount to 53m US dollar (2024: 56m US dollar).

AB InBev's exposure to credit, currency and interest rate risks is disclosed in Note 27 *Risks arising from financial instruments*.

20. Cash and cash equivalents and investment securities

Cash and cash equivalents

Million US dollar	31 December 2025	31 December 2024
Short-term bank deposits	6 248	4 964
Cash and bank accounts	5 390	6 210
Cash and cash equivalents	**11 638**	**11 174**
Bank overdrafts	(14)	-
Cash and cash equivalents in the statement of cash flows	**11 623**	**11 174**

The cash outstanding as of 31 December 2025 includes restricted cash for an amount of 106m US dollar (31 December 2024: 99m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (80m US dollar).

Investment securities

Million US dollar	31 December 2025	31 December 2024
Investment in unquoted companies	134	139
Investment in debt securities	27	29
Non-current investments	**161**	**168**
Investment in debt securities	306	221
Current investments	**306**	**221**

AB INBEV – ANNUAL REPORT 2025 – 117

As of 31 December 2025, current debt securities of 306m US dollar mainly represented investments in government bonds (31 December 2024: 221m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation. 21. Changes in equity and earnings per share STATEMENT OF CAPITAL The tables below summarize the changes in issued capital and treasury shares during the year ended 31 December 2025: Issued capital Issued capital Million shares Million US dollar At the end of the previous year 2 019 1 736 Changes during the period - - At the end of the current period 2 019 1 736 . Of which: Ordinary shares 1 797 Restricted shares 222 Result on the use of Treasury shares treasury shares Treasury shares Million shares Million US dollar Million US dollar At the end of the previous year 43.8 (3 886) (5 406) Changes during the period 24.7 (1 197) (910) At the end of the current period 68.5 (5 083) (6 316) As of 31 December 2025, the share capital of AB InBev amounts to 1 238 608.00 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 68 489 754 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 222 041 979 restricted shares. As of 31 December 2025, the total of authorized, unissued capital amounts to 37m euro. The treasury shares held by the company are reported in equity in Treasury shares. The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended. The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 31 December 2025, from the 326 million restricted shares issued at the time of the SAB combination, 104 million restricted shares were converted into new ordinary shares. The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report. CHANGES IN OWNERSHIP INTERESTS In accordance with IFRS 10 Consolidated Financial Statements, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners. In the year ended 31 December 2025, Ambev performed a share buyback for an amount of 323m US dollar. The purchases did not impact AB InBev’s profit. AB INBEV - ANNUAL REPORT 2025 - 118

ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES During 2025, the company has acquired treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares. Treasury shares Using the powers granted at the shareholders meeting of 28 April 2021, the Board of Directors approved a share buyback program for an amount of 2 billion US dollar in 2024. As of 31 December 2025, AB InBev bought back 34 615 419 shares for a total amount of 2 billion US dollar, corresponding to 1.71% of the total shares outstanding. On 29 October 2025, the Board of Directors approved a new share buyback program for an additional amount of 6 billion US dollar. As of 31 December 2025, AB InBev bought back 6 421 554 shares for a total amount of 400m US dollar corresponding to 0.32% of the total shares outstanding. As of 31 December 2025, the group owned 68 489 754 own shares of which 67 851 393 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 31 December 2025 represented 51 266 673 US dollar (41 778 750 euro) of the subscribed capital. Borrowed shares In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2025, the company had stock lending arrangements in place for up to 26.7 million shares, which were used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend. DIVIDENDS On 29 October 2025, an interim dividend of 0.15 euro per share or approximately 296m euro was approved by the Board of Directors. This interim dividend was paid out as of 20 November 2025. On 11 February 2026, in addition to the interim dividend, a dividend of 1.00 euro per share or approximately 1 972m euro was proposed by the Board of Directors, reflecting a total dividend payment for the 2025 fiscal year of 1.15 euro per share or approximately 2 268m euro, and will be subject to approval at the shareholders’ meeting on 29 April 2026. On 30 April 2025, a dividend of 1.00 euro per share or 1 986m euro was approved at the shareholders’ meeting. The dividend was paid out as of 8 May 2025. On 24 April 2024, a dividend of 0.82 euro per share or 1 645m euro was approved at the shareholders’ meeting. The dividend was paid out as of 7 May 2024. TRANSLATION RESERVES The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment. HEDGING RESERVES The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss. TRANSFERS FROM SUBSIDIARIES The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 31 December 2025, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%. AB INBEV - ANNUAL REPORT 2025 - 119

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As of 1 January 2025	**(38 670)**	**490**	**(1 020)**	**(39 201)**
Other comprehensive income/(loss)				
Exchange differences on translation of foreign operations (gains/(losses))	6 594	-	-	6 594
Cash flow hedges	-	(100)	-	(100)
Re-measurements of post-employment benefits	-	-	66	66
Other comprehensive income/(loss)	**6 594**	**(100)**	66	**6 560**
As of 31 December 2025	**(32 076)**	**390**	**(954)**	**(32 641)**

The gain in translation reserves is primarily related to the appreciation of the closing rates of the Brazilian real, Colombian peso, Mexican peso, the Peruvian sol, and the South African rand, partially offset by the appreciation of the closing rate of the Euro which resulted in a net foreign exchange translation adjustment of 6 594m US dollar as of 31 December 2025 (increase of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As of 1 January 2024	**(30 180)**	**181**	**(1 155)**	**(31 155)**
Other comprehensive income/(loss)				
Exchange differences on translation of foreign operations (gains/(losses))	(8 490)	-	-	(8 490)
Cash flow hedges	-	309	-	309
Re-measurements of post-employment benefits	-	-	135	135
Other comprehensive income/(loss)	**(8 490)**	**309**	**135**	**(8 046)**
As of 31 December 2024	**(38 670)**	**490**	**(1 020)**	**(39 201)**

EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2025 is based on the profit attributable to equity holders of AB InBev of 6 837m US dollar (31 December 2024: 5 855m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including stock lending) per end of the period, calculated as follows:

Million shares	2025	2024
Issued ordinary and restricted shares as of 1 January, net of treasury shares	1 975	1 984
Effect of stock lending	27	29
Effect of delivery of treasury shares and share buyback programs	(18)	(9)
Weighted average number of ordinary and restricted shares as of 31 December	**1 984**	**2 003**

The calculation of diluted earnings per share for the year ended 31 December 2025 is based on the profit attributable to equity holders of AB InBev of 6 837m US dollar (31 December 2024: 5 855m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including stock lending) at the end of the period, calculated as follows:

Million shares	2025	2024
Weighted average number of ordinary and restricted shares as of 31 December	1 984	2 003
Effect of share options, PSUs and restricted stock units	34	41
Weighted average number of ordinary and restricted shares (diluted) as of 31 December	**2 018**	**2 044**

AB INBEV – ANNUAL REPORT 2025 – 120

The calculation of the Underlying EPS is based on the profit before non-underlying items and hyperinflation impacts attributable to equity holders of AB InBev. Underlying EPS is a non-IFRS measure. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before non-underlying items, attributable to equity holders of AB InBev and underlying profit is calculated as follows: For the year ended 31 December Million US dollar 2025 2024 . Profit attributable to equity holders of AB InBev 6 837 5 855 Net impact of non-underlying items on profit (refer to Note 8) 499 1 062 Profit before non-underlying items, attributable to equity holders of AB InBev 7 336 6 917 Hyperinflation impacts 74 145 Underlying profit 7 410 7 061 The table below sets out the EPS calculation: For the year ended 31 December Million US dollar 2025 2024 . Profit attributable to equity holders of AB InBev 6 837 5 855 Weighted average number of ordinary and restricted shares 1 984 2 003 Basic EPS 3.45 2.92 . Profit attributable to equity holders of AB InBev 6 837 5 855 Weighted average number of ordinary and restricted shares (diluted) 2 018 2 044 Diluted EPS 3.39 2.86 . Underlying profit 7 410 7 061 Weighted average number of ordinary and restricted shares 1 984 2 003 Underlying EPS 3.73 3.53 The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 22m share options were anti-dilutive and not included in the calculation of the dilutive effect per 31 December 2025 (31 December 2024: 40m share options). AB INBEV - ANNUAL REPORT 2025 - 121

22. Interest-bearing loans and borrowings

Million US dollar	31 December 2025	31 December 2024
Unsecured bond issues	70 199	68 857
Lease liabilities	1 776	1 748
Unsecured other loans	139	100
Secured bank loans	15	16
Non-current interest-bearing loans and borrowings	**72 128**	**70 720**
Unsecured bond issues	-	627
Lease liabilities	621	556
Unsecured bank loans	178	94
Unsecured other loans	82	169
Secured bank loans	3	3
Current interest-bearing loans and borrowings	**885**	**1 449**
Interest-bearing loans and borrowings	**73 013**	**72 169**

As of 31 December 2025 , current and non-current interest-bearing loans and borrowings totaled 73.0 billion US dollar, compared to 72.2 billion USD as of 31 December 2024. Further details on the company's exposure to interest rate and foreign currency risk are provided in *Note 27 Risks arising from financial instruments.*

As of 31 December 2025, the company had no outstanding balance under its commercial paper programs (31 December 2024: nil). The programs authorize issuances of up to USD 5.0 billion and EUR 3.0 billion, respectively.

In May 2025, Anheuser-Busch InBev NV/SA ("ABISA") completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in million)	Coupon rate
19 May 2025	ABISA	19 May 2033	EUR	1 250	3.375%
19 May 2025	ABISA	19 May 2038	EUR	1 500	3.875%
19 May 2025	ABISA	19 May 2045	EUR	500	4.125%

Additionally, the company completed the tender offers of three series of notes issued by Anheuser-Busch InBev Worldwide Inc. ("ABIWW"), Anheuser-Busch Companies, LLC ("ABC") and Anheuser-Busch InBev Finance Inc. ("ABIFI") and repurchased 1.8 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)
30 May 2025	ABIWW	4.750% Notes due 2029	USD	4 250	1 321	2 929
30 May 2025	ABIWW and ABC	4.900% Notes due 2046	USD	9 160	330	8 830
30 May 2025	ABIFI	4.900% Notes due 2046	USD	1 457	167	1 291

These tender offers were financed with cash.

In May 2025, the company announced that its wholly-owned subsidiary ABIWW exercised its option to redeem the entire outstanding principal amount of the series of notes presented in the table below, for an aggregate principal amount of 1.6 billion US dollar.

In October 2025, the company announced that ABISA and its wholly-owned subsidiaries ABIWW and ABC exercised their respective options to redeem the entire outstanding principal amounts of the series of notes presented in the table below, for an aggregate principal amount of 2.0 billion US dollar.

Date of redemption	Issuer (abbreviated)	Title of series of notes redeemed	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
30 May 2025	ABIWW	4.000% Notes due 2028	USD	1 632	1 632
18 November 2025	ABISA	2.700% Notes due 2026	EUR	615	615
29 December 2025	ABIWW and ABC	3.650% Notes due 2026	USD	1 307	1 307

AB INBEV - ANNUAL REPORT 2025 - 122

Net debt Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. Million US dollar 31 December 2025 31 December 2024 Non-current interest-bearing loans and borrowings 72 128 70 720 Current interest-bearing loans and borrowings 885 1 449 Interest-bearing loans and borrowings 73 013 72 169 Bank overdrafts 14 - Cash and cash equivalents (11 638) (11 174) Interest bearing loans granted and other deposits (included within Trade and other receivables) (116) (99) Debt securities (included within Investment securities) (333) (251) Net debt 60 941 60 645 AB InBev’s net debt increased to 60.9 billion US dollar as of 31 December 2025, from 60.6 billion US dollar as of 31 December 2024. In addition to operating results net of capital expenditures, the change in net debt primarily reflects the payment of interest and tax (5.9 billion US dollar), share buybacks by AB InBev and Ambev (2.6 billion US dollar), dividend payments to shareholders of AB InBev, Ambev and minorities (4.5 billion US dollar), and a foreign exchange impact on net debt (2.8 billion US dollar increase of net debt). Reconciliation of liabilities arising from financing activities The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the company’s consolidated cash flow statement from financing activities. Short-term debt and Long-term debt, net of current portion of long- Million US dollar current portion term debt Balance as of 1 January 2025 70 720 1 449 Proceeds from borrowings 3 665 735 Repayments of borrowings (3 442) (3 419) Capitalization / (payment) of lease liabilities 382 (499) Amortized cost 68 - Unrealized foreign exchange effects 3 271 63 Current portion of long-term debt (2 535) 2 535 (Gain)/Loss on bond redemption and other movements (1) 20 Balance as of 31 December 2025 72 128 885 . Short-term debt and Long-term debt, net of current portion of long- Million US dollar current portion term debt Balance as of 1 January 2024 74 163 3 987 Proceeds from borrowings 5 337 128 Repayments of borrowings (6 036) (3 259) Capitalization / (payment) of lease liabilities 416 (698) Amortized cost 63 1 Unrealized foreign exchange effects (1 583) (165) Current portion of long-term debt (1 302) 1 302 (Gain)/Loss on bond redemption and other movements (338) 152 Balance as of 31 December 2024 70 720 1 449 AB INBEV - ANNUAL REPORT 2025 - 123

23. Pensions and similar obligations

AB InBev sponsors various post-employment benefit plans worldwide, which include both defined contribution plans, defined benefit plans, and other post-employment benefits. In accordance with IAS 19 *Employee Benefits* post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2025, contributions paid into defined contribution plans for the company amounted to 178m US dollar compared to 183m US dollar for 2024.

DEFINED BENEFIT PLANS

During 2025, the company contributed to 82 defined benefit plans, of which 64 are retirement or leaving service plans, 14 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 105m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner ("FAHZ"). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. As at 31 December 2025, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the statement of financial position is nil.

The employee benefit net liability amounts to 1 125m US dollar as of 31 December 2025 compared to 1 254m US dollar as of 31 December 2024. In 2025, the fair value of the plan assets increased by 304m US dollar and the defined benefit obligations increased by 139m US dollar.

The company's net liability for post-employment and long-term employee benefit plans comprises the following:

Million US dollar	**2025**	**2024**
Present value of funded obligations	(4 209)	(4 090)
Fair value of plan assets	3 851	3 547
Present value of net obligations for funded plans	**(358)**	**(543)**
Present value of unfunded obligations	(562)	(542)
Present value of net obligations	**(920)**	**(1 085)**
Unrecognized asset	(95)	(63)
Net liability	**(1 015)**	**(1 148)**
Other long term employee benefits	(110)	(106)
Total employee benefits	**(1 125)**	**(1 254)**
Employee benefits amounts in the statement of financial position:		
Liabilities	(1 275)	(1 296)
Assets	150	42
Net liability	**(1 125)**	**(1 254)**

AB INBEV – ANNUAL REPORT 2025 – 124

The changes in the present value of the defined benefit obligations are as follows: Million US dollar 2025 2024 Defined benefit obligation at 1 January (4 632) (5 403) Current service costs (46) (51) Interest cost (275) (282) Past service gain/(cost) (2) 3 Settlements 16 133 Benefits paid 389 432 Contribution by plan participants (2) (2) Actuarial gains/(losses) – demographic assumptions 42 (4) Actuarial gains/(losses) – financial assumptions 35 267 Experience adjustments (40) (13) Exchange differences (271) 288 Transfers and other movements 15 - Defined benefit obligation at 31 December (4 771) (4 632) As of the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.0 billion US dollar relating to active employees, 0.8 billion US dollar relating to deferred members and 3.0 billion US dollar relating to members in retirement. The changes in the fair value of plan assets are as follows: Million US dollar 2025 2024 Fair value of plan assets at 1 January 3 547 3 882 Interest income 208 199 Administration costs (16) (14) Return on plan assets exceeding interest income 63 (26) Contributions by AB InBev 274 267 Contributions by plan participants 2 2 Benefits paid net of administration costs (389) (432) Assets distributed on settlements (17) (130) Exchange differences 201 (200) Transfers and other movements (22) - Fair value of plan assets at 31 December 3 851 3 547 Actual return on plans assets amounted to a gain of 271m US dollar in 2025 compared to a gain of 173m US dollar in 2024. The changes in the unrecognized asset are as follows: Million US dollar 2025 2024 Irrecoverable surplus impact at 1 January (63) (38) Interest expense (7) (4) Changes excluding amounts included in interest expense (25) (21) Irrecoverable surplus impact at 31 December (95) (63) The expense recognized in the income statement with regards to defined benefit plans can be detailed as follows: Million US dollar 2025 2024 Current service costs (46) (51) Administration costs (16) (18) Past service cost due to plan amendments, curtailments or settlements (2) 6 (Losses)/gains due to experience and demographic assumption changes (1) (1) Profit from operations (65) (63) Net finance cost (74) (88) Total employee benefit expense (139) (151) The employee benefit expense is included in the following line items of the income statement: Million US dollar 2025 2024 Cost of sales (20) (20) Distribution expenses (8) (10) Sales and marketing expenses (14) (14) Administrative expenses (23) (18) Net finance cost (74) (88) Total employee benefit expense (139) (151) Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the reporting date are as follows: AB INBEV - ANNUAL REPORT 2025 - 125

	2025					
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	5.5%	4.7%	9.3%	11.0%	5.5%	**6.0%**
Price inflation	2.0%	2.0%	3.5%	3.5%	2.7%	**2.5%**
Future salary increases	-	1.0%	4.3%	4.1%	-	**3.7%**
Future pension increases	-	2.0%	3.5%	3.5%	2.7%	**2.6%**
Medical cost trend rate	6.3%-4.5%	4.5%	-	7.1%	-	**6.3%-6%**
Life expectation for a 65-year old male	86	87	85	85	85	**86**
Life expectation for a 65-year old female	87	89	88	88	87	**88**

	2024					
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	5.7%	4.6%	10.8%	11.0%	5.6%	**6.0%**
Price inflation	2.0%	2.0%	3.5%	3.5%	3.2%	**2.5%**
Future salary increases	-	1.0%	4.3%	6.7%-3.9%	-	**3.6%**
Future pension increases	-	2.0%	3.5%	3.5%	3.1%	**2.8%**
Medical cost trend rate	6.5%-4.5%	4.5%	-	7.1%	-	**6.3%-5.9%**
Life expectation for a 65-year old male	86	87	85	85	86	**86**
Life expectation for a 65-year old female	88	89	88	88	89	**88**

Through its defined benefit pension plans and post-employment medical plans, the company is exposed to a number of risks, the most significant are detailed below:

INVESTMENT STRATEGY

In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company's ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation.

ASSET VOLATILITY

In general, the company's funded plans are invested in a combination of equities, bonds and real estate, generating high but volatile returns from equities and at the same time stable and liability-matching returns from bonds. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities.

CHANGES IN BOND YIELDS

An increase in bond yields will decrease plan liabilities, although this will be partially offset by a decrease in the value of the plans' bond holdings.

INFLATION RISK

Some of the company's pension obligations, mainly in the UK, are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan's assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company's net benefit obligation.

LIFE EXPECTANCY

The majority of the plans' obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans' liabilities.

The weighted average duration of the defined benefit obligation in 2025 is 9.8 years (2024: 10.5 years). An increase in bond yields reduces the average duration.

AB INBEV - ANNUAL REPORT 2025 - 126

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	2025		
Million US dollar	**Change in assumption**	**Increase in assumption**	**Decrease in assumption**
Discount rate	0.5%	(217)	236
Price inflation	0.5%	97	(96)
Future salary increases	0.5%	19	(18)
Medical cost trend rate	0.5%	20	(17)
Mortality	One year	130	(132)

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

Sensitivities are reasonably possible changes in assumptions, and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2025			2024		
Million US dollar	**Quoted**	**Unquoted**	**Total**	**Quoted**	**Unquoted**	**Total**
Government bonds	36%	-	**36%**	37%	-	**37%**
Corporate bonds	36%	0%	**36%**	27%	1%	**28%**
Equity instruments	15%	-	**15%**	22%	-	**22%**
Property	-	5%	**5%**	-	7%	**7%**
Insurance contracts and others	5%	2%	**7%**	4%	2%	**6%**
	93%	**7%**	**100%**	**90%**	**10%**	**100%**

AB InBev expects to contribute approximately 103m US dollar for its funded defined benefit plans and 81m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2026.

24. Share-based payments

Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans: the share-based compensation plan ("Share-Based Compensation Plan"), the long-term restricted stock unit plan for directors ("RSU Plan for Directors"), and the various long-term incentive plan for executives ("LTI Plan Executives"). These share-based payment programs relate to either AB InBev shares or American Depository Shares ("ADSs") as underlying equity instruments. All the company share-based payment plans are equity-settled. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. Share-based payment transactions resulted in a total expense of 625m US dollar for 2025, as compared to 644m US dollar for 2024.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan for Executives

Under this plan, members of the Executive Committee and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares, referred to as voluntary shares. The voluntary shares are entitled to dividends from the date of grant and are subject to a lock-up period of three years. They are granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of RSUs (Discounted Shares). Executives who invest in Voluntary Shares also receive one and a half matching shares for each voluntary share invested up to a limited total percentage of each executive's variable compensation. These matching shares are also delivered in the form of RSUs (Matching Shares). The RSUs relating to the Matching Shares and the Discounted Shares vest over a three or five-year period and are subject to specific restrictions or forfeiture provisions in the event of termination of service.

During 2025, AB InBev issued 2.1m discounted and matching RSUs in relation to bonuses granted to company employees and management (2024: 1.6m discounted and matching RSUs). These discounted and matching RSUs represent a fair value of approximately 128m US dollar (2024: 94m US dollar).

AB INBEV – ANNUAL REPORT 2025 – 127

RSU Plan for Directors The remuneration of the directors comprises a fixed cash fee component and a share-based component. The share-based portion of the remuneration of the directors of the company is granted in the form of RSUs that vest after five years and, upon vesting, entitle their holders to one AB InBev share per RSU. During 2025, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (2024: 0.1m with an estimated fair value of 4m US dollar). Annual LTI Plans for Executives Subject to management’s assessment of the executive’s performance and future potential, members of senior management may be eligible for an annual long-term incentive to be paid out in RSUs, Performance Stock Units (“PSUs”) and/or stock options. • Long-term Incentive RSUs: They cliff vest over a three or five-year period. Upon vesting, each RSU entitles its holder to acquire one share. During 2025, AB InBev issued 3.1m RSUs with an estimated fair value of 191m US dollar under this plan (2024: 4.4m RSUs with an estimated fair value of 239m US dollar under this plan). Out of these RSUs, 0.2m RSUs were granted to members of the Executive Committee (2024: 0.5m RSUs). • Long-term PSUs: They cliff vest over a three-year period. Upon vesting of the PSUs, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (“TSR”) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2025, 0.4m PSUs were granted to Executives with an estimated fair value of 35m US dollar (2024: 0.8m PSUs with an estimated fair value of 45m US dollar under this plan). Out of these PSUs, 60 thousand PSUs were granted to members of the Executive Committee (2024: 134 thousand PSUs). Exceptional LTI Plans for Executives RSUs, PSUs or stock options may be granted from time to time to members of the senior management of the company, who have made a significant contribution to the success of the company (achieving the growth agenda, specific acquisitions, etc.). Vesting of such RSUs, PSUs or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. During 2025 and 2024, no exceptional grants were made to Executives. Other Recurring LTI RSU Plans for Executives AB InBev has specific recurring long-term RSU incentive programs in place, including: • A base long-term RSUs program allowing for the offer of RSUs to members of the company’s senior management. In addition to the annual Long-term RSUs described above, under this program, RSUs can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g., for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the RSUs vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. In 2025, 0.7m RSUs with a three- or five-year vesting and an estimated fair value of 42m US dollar and 2.9m RSUs with a performance test, five-year vesting and an estimated fair value of 62m US dollar were granted under this program (2024: 0.2m RSUs with an estimated fair value of 12m US dollar). Out of these RSUs, 0.9 m RSUs were granted to members of the Executive Committee (2024: nil). Other disclosures for Share-based payments No stock options were granted in 2025 and 2024. The total number of outstanding AB InBev options developed as follows: Million options 2025 2024 Options outstanding at 1 January 69.2 75.8 Options exercised during the year (7.9) - Options forfeited during the year (14.3) (2.9) Options lapsed during the year (3.6) (3.7) Options outstanding at the end of December 43.4 69.2 AB INBEV - ANNUAL REPORT 2025 - 128

1 The range of exercise prices of the outstanding options is between 40.40 euro (47.47 US dollar) and 113.25 euro (133.07 US dollar) while the weighted average remaining contractual life is 3.5 years. All outstanding options are vested at 31 December 2025. The weighted average exercise price of the AB InBev options is as follows: Amounts in US dollar 2025 2024 Options outstanding at 1 January 71.59 79.46 Exercised during the year 47.47 - Forfeited during the year 113.00 75.45 Lapsed during the year 129.02 102.10 Outstanding at the end of December 71.06 71.59 Exercisable at the end of December 71.06 93.25 The total number of outstanding AB InBev RSUs and PSUs developed as follows: Million RSU and PSUs 2025 2024 RSUs and PSUs outstanding at 1 January 31.2 29.0 RSUs and PSUs issued during the year 9.7 7.3 RSUs and PSUs vested during the year (14.9) (4.1) RSUs and PSUs forfeited during the year (0.8) (1.1) RSUs and PSUs outstanding at the end of December 25.2 31.2 AMBEV SHARE-BASED COMPENSATION PROGRAMS Share-Based Compensation Plan Ambev has a Share-based compensation plan in place under which different RSU or PSU grant programs may be issued periodically, allowing members of Management and other executives to receive Ambev shares for bonuses granted and other rewards. The vesting period is three or five years. Under this plan, Ambev issued 33.9m RSUs and PSUs in 2025 with an estimated fair value of 79m US dollar (2024: 25.6m RSUs and PSUs with an estimated fair value of 61m US dollar). Other disclosures for Share-based payments As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. No stock options were granted in 2025 and 2024. The total number of outstanding Ambev options developed as follows: Million options 2025 2024 Options outstanding at 1 January 72.5 88.0 Options forfeited during the year (12.3) (15.5) Options outstanding at the end of December 60.2 72.5 The range of exercise prices of the outstanding options is between 16.34 Brazilian real (2.97 US dollar) and 22.4 Brazilian real (4.07 US dollar) while the weighted average remaining contractual life is 2.2 years. All outstanding options are vested at 31 December 2025. The weighted average exercise price of the Ambev options is as follows: Amounts in US dollar 2025 2024 Options outstanding at 1 January 2.95 3.89 Forfeited during the year 3.34 3.60 Outstanding at the end of December 3.44 2.95 Exercisable at the end of December 3.44 2.95 1 Amounts have been converted to US dollar at the closing rate of the respective period. AB INBEV - ANNUAL REPORT 2025 - 129

The total number of outstanding Ambev RSUs and PSUs developed as follows:

Million RSUs and PSUs	2025	2024
RSUs and PSUs outstanding at 1 January	120.4	120.0
RSUs and PSUs issued during the year	33.9	25.6
RSUs and PSUs vested during the year	(48.7)	(20.3)
RSUs and PSUs forfeited during the year	(4.8)	(4.9)
RSUs and PSUs outstanding at the end of December	**100.8**	**120.4**

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

Share-Based Compensation Plan

In March 2020, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of one and a half matching shares for each Voluntary Share invested up to a limited total percentage of each employee's variable compensation. In 2025, Budweiser APAC issued 9.2m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 11m US dollar (2024: 8.8m matching restricted stock units with an estimated fair value of 14m US dollar).

Discretionary Restricted Stock Units Plan

In December 2019, Budweiser APAC set up a discretionary RSUs plan which allows for the offer of RSUs to certain employees in certain specific circumstances, at the discretion of the Board, e.g., as a special retention incentive. The RSUs vest after three to five years and in the event that an employee's service is terminated before the vesting date, special forfeiture rules apply. In 2025 and 2024, no RSUs were granted under this program.

New Restricted Stock Units Plan

In November 2020, Budweiser APAC set up a new RSUs plan which allows for the offer of RSUs to certain eligible employees in certain specific circumstances, at the discretion of the Board, e.g., as a long-term incentive. The vesting period of the RSUs is in principle between three and five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer periods for specific grants or introduce performance tests similar to other programs in the company. In 2023, some RSUs include a performance test. They cliff vest between three and five years. Upon vesting, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company's three to five-year TSR relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2025, 29.8m RSUs with an estimated fair value of 30m US dollar were granted under this program to a selected number of employees (2024: 30.8m RSUs with an estimated fair value of 30m US dollar).

25. Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance as of 1 January 2025	**62**	**472**	**43**	**576**
Effect of movements in foreign exchange	6	34	1	41
Provisions made	29	247	-	276
Provisions used	(40)	(122)	(8)	(170)
Provisions reversed	(15)	(73)	-	(88)
Other movements	-	(15)	(2)	(17)
Balance as of 31 December 2025	**41**	**543**	**33**	**617**

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 *Non-underlying items*. Provisions for disputes mainly relate to various disputed taxes other than income taxes and to claims from former employees.

AB INBEV - ANNUAL REPORT 2025 - 130

The provisions are expected to be settled within the following time windows: Million US dollar Due within one year Due after one year Total Restructuring 30 11 41 Indirect taxes 29 98 127 Labor 32 71 104 Commercial 18 39 57 Excise duties 2 7 9 Other disputes 61 185 246 Disputes 142 401 543 Other provisions 20 13 33 Total provisions 192 425 617 26. Trade and other payables Million US dollar 31 December 2025 31 December 2024 Indirect taxes payable 108 93 Trade payables 671 424 Deferred consideration on acquisitions 21 221 Other payables 69 59 Non-current trade and other payables 869 797 Trade payables and accrued expenses 17 055 16 010 Payroll and social security payables 1 606 1 623 Indirect taxes payable 3 021 2 560 Interest payable 1 369 1 336 Consigned packaging 1 093 1 017 Dividends payable 610 767 Deferred consideration on acquisitions 223 69 Other payables and deferred income 479 422 Current trade and other payables 25 455 23 804 The company has entered into reverse factoring arrangements with suppliers in the amount of 41m US dollar as of 31 December 2025, mostly due to legal requirements (31 December 2024: 41m US dollar). The nature, as well as the terms and conditions of the liabilities that are part of these arrangements do not differ from those of the company’s normal trade payables. As a result, these are presented as part of Trade and other payables in accordance with IAS 1 Presentation of financial statements. As of 31 December 2025, deferred consideration on acquisitions is mainly comprised of 0.2 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”) (31 December 2024: 0.2 billion US dollar). See also Note 27 Risk arising from financial instruments and Note 28 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other. AB INBEV - ANNUAL REPORT 2025 - 131

27. Risks arising from financial instruments

A) FINANCIAL ASSETS AND LIABILITIES

The table below presents the company's financial assets and liabilities as of the reporting dates indicated.

2	31 December 2025				31 December 2024			
Million US dollar	**At amortized cost**	**At fair value through profit or loss**	**At fair value through OCI**	**Total**	**At amortized cost**	**At fair value through profit or loss**	**At fair value through OCI**	**Total**
Cash and cash equivalents	11 638	-	-	**11 638**	11 174	-	-	**11 174**
Trade and other receivables	5 406	-	-	**5 406**	4 714	-	-	**4 714**
Investment securities	27	306	134	**467**	30	221	138	**389**
Foreign exchange derivatives	-	26	38	**63**	-	23	433	**457**
Commodities	-	-	439	**439**	-	-	106	**106**
Cross currency interest rate swaps	-	-	214	**214**	-	-	249	**249**
Interest rate swaps	-	11	-	**11**	-	3	-	**3**
Financial assets	**17 070**	**343**	**825**	**18 239**	**15 918**	**247**	**927**	**17 092**
Non-current	499	-	279	**778**	382	-	399	**781**
Current	16 571	343	546	**17 460**	15 536	247	528	**16 311**
Trade and other payables	21 348	241	-	**21 589**	20 037	288	-	**20 325**
Non-current interest-bearing loans and borrowings	70 938	1 191	-	**72 128**	69 011	1 709	-	**70 720**
Current interest-bearing loans and borrowings	885	-	-	**885**	1 449	-	-	**1 449**
Bank overdrafts	14	-	-	**14**	-	-	-	**-**
Equity swaps	-	5 481	-	**5 481**	-	5 614	-	**5 614**
Foreign exchange derivatives	-	127	435	**563**	-	30	22	**52**
Commodities	-	-	46	**46**	-	-	70	**70**
Cross currency interest rate swaps	-	-	205	**205**	-	-	55	**55**
Interest rate swaps	-	102	-	**102**	-	94	-	**94**
Financial liabilities	**93 184**	**7 143**	**686**	**101 013**	**90 497**	**7 735**	**147**	**98 379**
Non-current	71 678	1 320	183	**73 182**	69 494	1 933	66	**71 492**
Current	21 506	5 822	503	**27 831**	21 003	5 802	82	**26 887**

AB INBEV - ANNUAL REPORT 2025 - 132

B) DERIVATIVES

AB InBev's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the company's performance in line with its financial risk management policy.

AB InBev primarily uses the following derivative instruments: foreign exchange forwards, currency options, currency futures, interest rate swaps, cross currency interest rate swaps ("CCIRS"), commodity swaps, commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding as of the dates indicated by maturity bucket.

	31 December 2025					31 December 2024				
Million US dollar	**< 1 year**	**1-2 years**	**2-3 years**	**3-5 years**	**> 5 years**	**< 1 year**	**1-2 years**	**2-3 years**	**3-5 years**	**> 5 years**
Foreign currency										
Foreign exchange forwards	10 498	344	-	-	-	8 867	300	150	-	-
Other foreign exchange derivatives	315	-	-	-	-	385	-	150	400	-
Interest rate										
Interest rate swaps	1 191	-	-	-	-	1 791	-	-	-	-
Cross currency interest rate swaps	510	2 593	2 010	2 025	715	1 558	510	2 593	3 598	690
Commodities										
Aluminum swaps	2 250	62	-	-	-	1 841	-	-	-	-
Other commodity derivatives	591	39	-	-	-	630	26	-	-	-
Equity										
Equity derivatives	11 898	-	-	-	-	10 520	-	-	-	-

AB INBEV – ANNUAL REPORT 2025 – 133

C) FOREIGN CURRENCY RISK

AB InBev is subject to foreign currency risk when contracts are denominated in a currency other than the functional currency of the entity. This includes borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income. To manage foreign currency risk, the company uses mainly foreign exchange forwards, currency options, currency futures and cross currency interest rate swaps.

Foreign exchange risk on operating activities

AB InBev's policy is to hedge operating transactions which are reasonably expected to occur (e.g., cost of sales and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operating transactions that are considered certain to occur are hedged without any time limits. Non-operating transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are highly probable.

The table below shows the company's main net foreign currency positions for firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev's risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2025			31 December 2024[1]		
Million US dollar	**Total exposure**	**Total hedges**	**Open position**	**Total exposure**	**Total hedges**	**Open position**
US dollar/Brazilian real	(1 682)	1 671	(11)	(1 823)	1 456	(367)
US dollar/Mexican peso	(1 203)	1 182	(21)	(1 250)	1 092	(158)
US dollar/Colombian peso	(494)	460	(34)	(504)	482	(22)
US dollar/South African rand	(385)	388	3	(373)	333	(40)
US dollar/Canadian dollar	(317)	312	(5)	(286)	243	(43)
US dollar/Argentine peso	(274)	-	(274)	(326)	-	(326)
US dollar/Honduran lempira	(226)	-	(226)	(225)	-	(225)
US dollar/Peruvian nuevo sol	(194)	199	5	(236)	215	(21)
US dollar/South Korean won	(182)	190	8	(160)	116	(44)
US dollar/Chinese yuan	(179)	201	22	(66)	52	(14)
US dollar/Chilean peso	(164)	151	(13)	(144)	127	(17)
US dollar/Paraguayan guarani	(150)	142	(8)	(144)	127	(17)
US dollar/Euro	(130)	128	(2)	(126)	106	(20)
US dollar/Indian rupee	(120)	115	(5)	(113)	69	(44)
US dollar/Dominican peso	(119)	-	(119)	(129)	-	(129)
US dollar/Bolivian boliviano	(112)	-	(112)	(104)	-	(104)
Euro/South African rand	(136)	133	(3)	(108)	111	3
Euro/Mexican peso	(123)	89	(34)	(91)	92	1
Mexican peso/Euro	(118)	97	(21)	(153)	132	(21)
Others	(502)	452	(50)	(567)	441	(126)

Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.

Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

Net losses on hedging instruments reported in the finance line in 2025 amounted to (0.3) billion US dollar and were largely related to foreign-currency hedges associated with commodity purchases, deemed operating in nature.

Foreign exchange risk on foreign currency denominated debt

AB InBev's policy is to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, foreign exchange risk is managed using derivatives unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration a holistic risk management approach.

A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the *Interest Rate Risk* section below.

[1] Amended to conform to the 2025 presentation.

AB INBEV - ANNUAL REPORT 2025 - 134

Currency sensitivity analysis

Currency transactional risk

Most of AB InBev's non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Argentine peso, Honduran lempira, Dominican peso and Bolivian boliviano against the US dollar.

The company uses a sensitivity analysis to estimate the impact in its consolidated income statement and other comprehensive income of a strengthening or a weakening of the US dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the US dollar against other currencies could lead to an estimated decrease/increase on the consolidated profit before tax of approximately 91m US dollar over the next 12 months (31 December 2024: 169m US dollar). Applying a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax impact on equity reserves of 516m US dollar (31 December 2024: 446m US dollar). The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets.

Foreign exchange risk on net investments in foreign operations

AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.

As of 31 December 2025, designated derivative financial instruments in net investment hedges applied on the company's debt amount to 7 239m US dollar equivalent (31 December 2024: 7 835m US dollar). These instruments hedge foreign operations with Chinese yuan, Canadian dollar, South Korean won and Mexican peso functional currencies.

Net foreign exchange results

Foreign exchange results recognized on hedged and unhedged exposures are as follows:

Million US dollar	2025	2024
Hedged (economic hedges)	93	(186)
Not hedged	(479)	40
	(386)	**(147)**

Out of the net (0.4) billion US dollar foreign exchange losses reported in the finance line in 2025, approximately (0.2) billion US dollar was related to foreign exchange exposures that are deemed operating in nature.

D) INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev's policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev's overall business strategy.

Fair value hedges

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.2 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in fair value hedge accounting relationships.

Cash flow hedges

Pound sterling bond hedges (foreign currency risk and interest rate risk on borrowings in pound sterling)

In May 2017, the company issued a pound sterling bond for 700m pound sterling at a rate of 2.25% per year and maturing in May 2029, and issued a pound sterling bond for 900m pound sterling at a rate of 2.85% per year and maturing in May 2037. These bonds have a principal outstanding as of 31 December 2025 of 232m and 156m pound sterling, respectively.

The impact of changes in the pound sterling exchange rate and interest rate on these bonds is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in cash flow hedge relationships.

AB INBEV – ANNUAL REPORT 2025 – 135

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

31 December 2025 Interest-bearing financial liabilities Million US dollar	Before hedging Effective interest rate	Amount	After hedging Effective interest rate	Amount
Floating rate				
US dollar	-	-	4.9%	1 193
Other	11.0%	334	10.9%	333
		334		**1 527**
Fixed rate				
US dollar	5.3%	41 499	5.6%	32 965
Euro	2.7%	28 593	2.6%	29 274
Chinese yuan	3.8%	38	2.7%	2 768
Canadian dollar	4.5%	566	4.3%	2 668
South Korean won	5.3%	39	2.7%	2 049
Mexican peso	13.2%	225	13.2%	225
Pound sterling	2.5%	567	2.7%	37
Other	9.6%	1 165	9.5%	1 515
		72 693		**71 500**

31 December 2024 Interest-bearing financial liabilities Million US dollar	Before hedging Effective interest rate	Amount	After hedging Effective interest rate	Amount
Floating rate				
US dollar	-	-	5.3%	1 792
Other	11.2%	184	11.2%	184
		184		**1 975**
Fixed rate				
US dollar	5.1%	46 192	5.4%	36 780
Euro	2.5%	22 653	2.5%	23 530
Chinese yuan	3.2%	41	2.6%	2 921
Canadian dollar	4.5%	555	4.4%	2 657
South Korean won	4.9%	40	2.3%	2 200
Mexican peso	15.7%	239	10.8%	1 239
Pound sterling	3.3%	1 154	2.6%	34
Other	8.6%	1 111	10.1%	833
		71 986		**70 195**

As of 31 December 2025, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as presented above included bank overdrafts of 14m US dollar (31 December 2024: nil). Of the company's interest-bearing financial liabilities, 1 527m US dollar or 2.1% bore interest at a variable rate.

The sensitivity analysis has been prepared based on the exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year. The company estimates that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been 15m US dollar higher/lower (31 December 2024: 20m US dollar). This impact would have been more than offset by 112m US dollar higher/lower interest income on interest-bearing financial assets (31 December 2024: 105m US dollar). Additionally, the pre-tax impact on equity reserves from the market value of hedging instruments would not have been significant.

AB INBEV – ANNUAL REPORT 2025 – 136

Interest expense

Interest expense recognized on unhedged and hedged financial liabilities was as follows:

Million US dollar	2025	2024
Financial liabilities measured at amortized cost – not hedged	(3 250)	(3 492)
Fair value hedges	(31)	(30)
Cash flow hedges	26	29
Net investment hedges - hedging instruments (interest component)	58	49
Economic hedges	3	2
	(3 194)	**(3 443)**

E) COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to price volatility. The most significant commodity hedges are included in the table below (expressed in outstanding notional amounts):

Million US dollar	31 December 2025	31 December 2024
Aluminum	2 312	1 841
Energy	212	207
Corn	197	203
Plastic	86	79
Sugar	66	73
Wheat	43	47
Rice	26	46
	2 942	**2 496**

Commodity price sensitivity analysis

The impact of changes in prices of commodities that are being financially hedged would not have had a material impact on AB InBev's profit in 2025 as they are hedged using derivative contracts which are designated in hedge accounting in accordance with IFRS 9 rules. The related impact is expected to be recognized in the income statement in subsequent periods, principally in 2026, when the underlying forecasted transactions occur.

The table below presents the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures would have on the equity reserves.

	2025			2024		
		Pre-tax impact on equity			Pre-tax impact on equity	
Million US dollar	Volatility of prices in %[1]	Prices increase	Prices decrease	Volatility of prices in %[1]	Prices increase	Prices decrease
Aluminum	22%	504	(504)	22%	408	(408)
Energy	47%	100	(100)	44%	92	(92)
Corn	19%	38	(38)	19%	38	(38)
Plastic	16%	14	(14)	16%	12	(12)
Sugar	27%	18	(18)	27%	20	(20)
Wheat	27%	12	(12)	27%	13	(13)
Rice	38%	10	(10)	38%	18	(18)

F) EQUITY PRICE RISK

AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 24 *Share-based Payments*. AB InBev also hedges its exposure arising from shares issued in connection with the Grupo Modelo and SAB combinations (see also Note 11 *Finance expense and income*). These derivatives do not qualify for hedge accounting and the changes in fair value are recognized in the income statement.

As of 31 December 2025, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (213)m US dollar recognized in the income statement for the period in non-underlying finance income/(expense). As of 31 December 2025, liabilities for equity swap derivatives amounted to 5.5 billion US dollar (31 December 2024: 5.6 billion US dollar).

[1] Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2025 and 31 December 2024.

AB INBEV - ANNUAL REPORT 2025 - 137

Equity price sensitivity analysis

The sensitivity analysis on the equity swap derivatives, calculated based on a 24% (2024: 19%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 1 563m US dollar positive/negative impact on the 2025 profit before tax (31 December 2024: 960m US dollar).

G) CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as of 31 December 2025 to be limited.

Exposure to credit risk

Credit risk arises from financial assets including trade and other receivables. The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized and disclosed by financial asset class in section *A) Financial assets and liabilities*.

The maximum exposure to credit risk at the reporting date for trade and other receivables, excluding Brazilian tax credits, tax receivables other than income tax and prepaid expenses, was as follows:

	31 December 2025			31 December 2024		
Million US dollar	**Gross**	**Impairment**	**Net carrying amount**	**Gross**	**Impairment**	**Net carrying amount**
Trade receivables	4 661	(399)	4 261	4 168	(377)	3 792
Other receivables	1 213	(68)	1 145	984	(61)	923
Trade and other receivables	**5 874**	**(468)**	**5 406**	**5 152**	**(438)**	**4 714**

There was no significant concentration of credit risks with any single counterparty as of 31 December 2025 and no single customer represented more than 10% of the total revenue of the group in 2025.

Impairment losses

The allowance for impairment recognized during the period on trade and other receivables was as follows:

	31 December 2025	31 December 2024
Balance at end of previous year	**(438)**	**(462)**
Impairment losses	(53)	(56)
Derecognition	64	24
Currency translation and other	(40)	55
Balance at end of period	**(468)**	**(438)**

H) LIQUIDITY RISK

Historically, AB InBev's primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev's material cash requirements have included the following:

- Debt servicing;
- Capital expenditures;
- Investments in companies;
- Increases in ownership of AB InBev's subsidiaries or companies in which it holds equity investments;
- Share buyback programs; and
- Payments of dividends and interest on shareholders' equity.

AB INBEV - ANNUAL REPORT 2025 - 138

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The table below presents the nominal contractual maturities of the company's non-derivative financial liabilities including interest payments and derivative liabilities:

	31 December 2025						
Million US dollar	**Carrying amount**	**Contractual cash flows**	**Less than 1 year**	**1-2 years**	**2-3 years**	**3-5 years**	**More than 5 years**
Non-derivative financial liabilities							
Unsecured bond issues	(70 199)	(115 992)	(2 962)	(8 108)	(6 398)	(11 951)	(86 573)
Trade and other payables	(26 324)	(26 547)	(25 410)	(150)	(177)	(277)	(532)
Lease liabilities	(2 397)	(2 706)	(704)	(606)	(448)	(447)	(501)
Secured bank loans	(18)	(23)	(5)	(5)	(4)	(9)	-
Unsecured bank loans	(178)	(178)	(178)	-	-	-	-
Unsecured other loans	(221)	(239)	(84)	(132)	(12)	(2)	(10)
Bank overdrafts	(14)	(14)	(14)	-	-	-	-
	(99 351)	**(145 700)**	**(29 358)**	**(9 001)**	**(7 039)**	**(12 686)**	**(87 617)**
Derivative financial liabilities							
Equity derivatives	(5 481)	(5 481)	(5 481)	-	-	-	-
Foreign exchange derivatives	(563)	(563)	(416)	(59)	-	(87)	-
Cross currency interest rate swaps	(205)	(205)	(60)	(51)	(32)	(18)	(44)
Interest rate swaps	(102)	(102)	(102)	-	-	-	-
Commodity derivatives	(46)	(46)	(46)	-	-	-	-
	(6 397)	**(6 397)**	**(6 105)**	**(111)**	**(32)**	**(105)**	**(44)**
Of which: related to cash flow hedges	(460)	(460)	(425)	(24)	-	(5)	(6)

	31 December 2024						
Million US dollar	**Carrying amount**	**Contractual cash flows**	**Less than 1 year**	**1-2 years**	**2-3 years**	**3-5 years**	**More than 5 years**
Non-derivative financial liabilities							
Unsecured bond issues	(69 484)	(113 412)	(3 453)	(3 416)	(7 311)	(14 352)	(84 881)
Trade and other payables	(24 601)	(24 760)	(23 750)	(257)	(128)	(328)	(297)
Lease liabilities	(2 303)	(2 592)	(639)	(620)	(398)	(447)	(488)
Secured bank loans	(19)	(25)	(5)	(4)	(4)	(8)	(4)
Unsecured bank loans	(94)	(94)	(94)	-	-	-	-
Unsecured other loans	(269)	(297)	(172)	(94)	(20)	(2)	(9)
	(96 770)	**(141 181)**	**(28 113)**	**(4 391)**	**(7 861)**	**(15 138)**	**(85 678)**
Derivative financial liabilities							
Equity derivatives	(5 614)	(5 614)	(5 614)	-	-	-	-
Foreign exchange derivatives	(52)	(52)	(52)	-	-	-	-
Cross currency interest rate swaps	(55)	(55)	9	9	(30)	1	(46)
Interest rate swaps	(94)	(94)	(93)	-	-	-	(1)
Commodity derivatives	(69)	(69)	(69)	-	-	-	-
	(5 885)	**(5 885)**	**(5 818)**	**9**	**(30)**	**1**	**(47)**
Of which: related to cash flow hedges	(134)	(134)	(91)	(2)	(38)	-	(4)

AB INBEV – ANNUAL REPORT 2025 – 139

I) CAPITAL MANAGEMENT

AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute strategic projects. AB InBev's capital structure policy and framework aim to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev's weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company's subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. Management uses the same debt/equity classifications as applied in the company's IFRS reporting to analyze the capital structure.

J) FAIR VALUE

The table below summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value.

Interest-bearing financial liabilities	31 December 2025		31 December 2024	
Million US dollar	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**
Fixed rate				
US dollar	(41 050)	(41 863)	(45 800)	(45 558)
Euro	(27 854)	(27 187)	(21 915)	(21 605)
Pound sterling	(519)	(467)	(1 108)	(1 046)
Canadian dollar	(509)	(465)	(484)	(461)
Other	(364)	(362)	(375)	(373)
	(70 296)	**(70 343)**	**(69 682)**	**(69 044)**

The table below presents the fair value hierarchy, which classifies financial instruments according to the extent to which their valuation relies on observable market inputs:

Fair value hierarchy 31 December 2025 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets			
Derivatives at fair value through profit and loss	-	36	-
Derivatives in a cash flow hedge relationship	31	454	-
Derivatives in a net investment hedge relationship	-	207	-
	31	**696**	**-**
Financial Liabilities			
Deferred consideration on acquisitions at fair value	-	-	241
Derivatives at fair value through profit and loss	-	5 609	-
Derivatives in a cash flow hedge relationship	64	396	-
Derivatives in a fair value hedge relationship	-	102	-
Derivatives in a net investment hedge relationship	-	227	-
	64	**6 333**	**241**

Fair value hierarchy 31 December 2024 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets			
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	26	-
Derivatives in a cash flow hedge relationship	27	416	-
Derivatives in a net investment hedge relationship	-	345	-
	27	**796**	**-**
Financial Liabilities			
Deferred consideration on acquisitions at fair value	-	-	288
Derivatives at fair value through profit and loss	-	5 644	-
Derivatives in a cash flow hedge relationship	29	105	-
Derivatives in a fair value hedge relationship	-	94	-
Derivatives in a net investment hedge relationship	-	14	-
	29	**5 857**	**288**

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in the fair value "level 3" category of financial liabilities, measured on a recurring basis, are mainly related to the settlement and remeasurement of deferred consideration from prior years acquisitions and the put option as described below.

AB INBEV – ANNUAL REPORT 2025 – 140

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. ("ELJ"), following the acquisition of Cervecería Nacional Dominicana S.A. ("CND"), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders' Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev's participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As of 31 December 2025, the put option on the remaining shares held by ELJ was valued at 210m US dollar (31 December 2024: 195m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the "level 3" category above.

K) HEDGING RESERVES

The company's hedging reserves disclosed in Note 21 C*hanges in equity and earnings per share* relate to the following instruments:

Million US dollar	Commodities	Foreign currency & others	Total hedging reserves
As of 1 January 2025	**(241)**	**731**	**490**
Change in fair value of hedging instrument recognized in OCI	403	(312)	92
Reclassified to profit or loss / cost of inventory	(81)	(111)	(192)
As of 31 December 2025	**82**	**308**	**390**

Million US dollar	Commodities	Foreign currency & others	Total hedging reserves
As of 1 January 2024	**(304)**	**486**	**181**
Change in fair value of hedging instrument recognized in OCI	54	519	573
Reclassified to profit or loss / cost of inventory	9	(273)	(264)
As of 31 December 2024	**(241)**	**731**	**490**

L) OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2025			
Million US dollar	Gross amount	Net amount recognized in the statement of of financial position[2]	Other offsetting agreements[3]	Total net amount
Derivative assets	728	728	(725)	3
Derivative liabilities	(6 397)	(6 397)	725	(5 672)

	31 December 2024			
Million US dollar	Gross amount	Net amount recognized in the statement of of financial position[2]	Other offsetting agreements[3]	Total net amount
Derivative assets	815	815	(814)	1
Derivative liabilities	(5 886)	(5 886)	814	(5 071)

[1] Net amount recognized in the statement of financial position after considering agreements that meet the offsetting criteria under IFRS.
[2] Other offsetting agreements include collateral, guarantee instruments and offsetting agreements that do not meet the offsetting criteria under IFRS.

AB INBEV – ANNUAL REPORT 2025 – 141

28. Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	31 December 2025	31 December 2024
Collateral given for own liabilities	292	240
Contractual commitments to purchase property, plant and equipment	171	257
Other contractual commitments	1 687	58
Other commitments	1 816	1 684

The collateral given for own liabilities of 292m US dollar as of 31 December 2025 contains 144m US dollar cash guarantees (31 December 2024: 133m US dollar). Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment, insurance guarantees or letters of guarantees. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* – see also Note 25 *Provisions*. In the company's statement of financial position, the cash guarantees are presented as part of other receivables – see Note 19 *Trade and other receivables*. The legal proceedings covered by insurance guarantees and letters of guarantee issued by the company are disclosed in Note 29 *Contingencies*. The remaining part of collateral given for own liabilities of 148m US dollar as of 31 December 2025 (31 December 2024: 107m US dollar) contains collateral on AB InBev's property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev's obligations.

AB InBev has entered into commitments to purchase property, plant and equipment for 171m US dollar at 31 December 2025 (31 December 2024: 257m US dollar).

Other contractual commitments mainly comprise sponsorship agreements and contractual commitments to acquire loans to associates and customers. In a limited number of countries AB InBev has committed itself to acquire loans to associates/customers from banks at their notional amount if the associates/customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 40m US dollar at 31 December 2025 (31 December 2024: 57m US dollar). During 2025, AB InBev entered into a six-year sponsorship agreement in men's soccer for the UEFA Champions League, UEFA Europa League, and UEFA Conference League competitions. The company will be the exclusive beer sponsor for six seasons starting in 2027. The agreement is valued at approximately 0.2 billion US dollar per season and will be recognized as an intangible asset in 2027.

Other commitments amount to 1 816m US dollar at 31 December 2025 and mainly cover guarantees given to pension funds, rental and other guarantees (31 December 2024: 1 684m US dollar).

In order to fulfil AB InBev's commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements. For more details, refer to Note 21 *Changes in equity and earnings per share*.

M&A related commitments

As of 31 December 2025, we had the following commitments and other items related to M&A.

Cervecería Nacional Dominicana S.A. ("CND")

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of CND, a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders' Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev's participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As of 31 December 2025, the put option on the remaining shares held by ELJ was valued at 210m US dollar (31 December 2024: 195m US dollar).

Beatbox beverages

On 5 December 2025, AB InBev announced it had entered into an agreement under which AB InBev will acquire 85 % of Beatbox Beverages, a ready-to-drink alcohol beverage business in the United States for a purchase price of up to approximately 490m US dollar with a path to 100% ownership after five years based on a predetermined pricing formula. This transaction is subject to regulatory approval and customary closing conditions, and it is expected to close in the first quarter of 2026.

AB INBEV – ANNUAL REPORT 2025 – 142

US Based metal container plants

On 31 December 2020, AB InBev disposed a 49.9% minority stake in the company's US-based metal container plants to a consortium of institutional investors led and/or advised by affiliates of Apollo Global Management, Inc. (collectively "Apollo") (NYSE: APO). Under the agreement, AB InBev had the right, but not the obligation, to reacquire the minority stake beginning on the fifth anniversary of the close of the transaction, at pre-determined financial terms. On 6 January 2026 the company announced that it had exercised its right to reacquire the 49.9% minority stake for a price estimated to be approximately 2.9 billion US dollar. The transaction closed on 30 January 2026.

29. Contingencies

The company has contingencies related to legal proceedings and tax matters arising in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev's management cannot at this stage estimate the likely timing of resolution of these matters.

The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.

The company and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees to the court in civil, labor and tax proceedings.

AMBEV TAX MATTERS

As of 31 December 2025 and 31 December 2024, AB InBev's material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2025	31 December 2024
Income tax and social contribution	13 122	10 525
Value-added and excise taxes	5 236	4 544
Other taxes	691	622
	19 049	**15 691**

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.

In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. Part of these decisions became final in September 2024, representing tax assessments valuing approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of the time of cancellation.

In August 2024, Ambev received a partially favorable decision from the First-Level Administrative Court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the Brazilian tax authorities filed appeals and the case awaits decision by the Lower Administrative Court.

In November 2024, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2019 and filed a defense, the outcome of which was partially favorable to Ambev. Ambev has filed an appeal to the Lower Administrative Court which is awaiting judgment.

In December 2025, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2020 and filed an appeal with the First-Level Administrative Court which is awaiting judgment.

In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the assessed tax claim, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

AB INBEV – ANNUAL REPORT 2025 – 143

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 8.0 billion Brazilian real (1.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. Goodwill InBev Holding In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining assessed tax claim, which were granted. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the First-Level Administrative Court and Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining assessed tax claim, which was granted. In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first level judicial court. The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 7.7 billion Brazilian real (1.4 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs. Goodwill Beverage Associate Holding (BAH) In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. These matters were tried at the administrative level, with the Upper Administrative Court rendering partially favorable decisions to Ambev related to the qualified penalties and the statute of limitations for one of the calendar years under discussion. In January and June 2023, Ambev filed judicial proceedings to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions in September 2023 and the matters await judgment at the second-level judicial court. The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 1.6 billion Brazilian real (0.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. Goodwill CND Holdings In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the First-Level Administrative Court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev withdrew the Special Appeals and as a result, the Lower Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining assessed tax claim, which were granted. In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the First-Level Administrative Court, which Ambev appealed to the Lower Administrative Court. In August 2024, Ambev received a favorable decision from the Lower Administrative Court. The decision is not final and is subject to review by the Upper Administrative Court. The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. AB INBEV - ANNUAL REPORT 2025 - 144

Goodwill MAG In December 2022, CRBS S.A (“CRBS”) (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023. In November 2023, Ambev received a partially favorable decision from the First-Level Administrative Court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged), and was appealed to the Lower Administrative Court by CRBS. In October 2025, the Lower Administrative Court rendered an unfavorable decision to CRBS by a tie-vote, confirming the disallowance of goodwill amortization but limiting the applicable penalty to 75%. This decision is not final and is subject to review by the Upper Administrative Court. The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods. Disallowance of tax paid abroad Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive. For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax assessments and filed an appeal to the first-level judicial court in November 2023, which awaits judgment. In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in one case related to the 2012 calendar year, but also rendered an unfavorable decision related to evidentiary formalities in a separate case discussing the offset of foreign tax credits for the same calendar year. Ambev has filed an appeal with the judicial court. In January 2025, Ambev received new tax assessments from the Brazilian Federal Tax Authorities challenging the offsets of foreign tax credits for the 2019 calendar year for which it filed a defense. In September 2025, Ambev received an unfavorable decision and appealed to the Lower Administrative Court. The other cases are still awaiting final decisions at both administrative and judicial courts. In connection with the disallowance of tax paid abroad, the Brazilian Federal Tax Authorities filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev has received tax assessments charging such fines for calendar years 2015 to 2020. For the tax assessments related to the periods of 2016, 2018 and 2019, Ambev received unfavorable decisions from the First-Level Administrative Court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. For the tax assessments related to the periods of 2015 and 2017, Ambev received (i) an unfavorable decision by the Lower Administrative Court for the case related to the 2015 tax period in August 2024, which was confirmed by the Upper Administrative Court in August 2025 and appealed to the judicial court by Ambev; and (ii) a favorable decision for the case related to the 2017 tax period in August 2024, for which the tax authorities have filed an appeal to the Upper Administrative Court. The tax assessment charging isolated fine for calendar year 2020 was received in October 2025 and Ambev has filed a defense with the First-Level Administrative Court. The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 19.1 billion Brazilian real (3.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018, 2020 to 2025). Therefore, if Ambev receives similar tax assessments for these periods, Ambev management believes the outcome would be consistent with the already assessed periods. Presumed Profit In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In AB INBEV - ANNUAL REPORT 2025 - 145

September 2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive. In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court. In February 2024, Arosuco received a favorable decision, which was appealed by the tax authorities to the Upper Administrative Court. In September 2025, the Upper Administrative Court rendered an unfavorable decision to Arosuco, which upheld the tax authorities’ arguments and remanded the case to the Lower Administrative Court. The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss. Deductibility of IOC expenses In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment. As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses. In all of the cases Ambev obtained partially favorable decisions at the First-Level Administrative Court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the First-Level Administrative Court in these cases is subject to mandatory review by the Lower Administrative Court as well. With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained an unfavorable decision at the Lower Administrative Court on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, the favorable portion of the decision became final, and Ambev appealed the unfavorable portion to the Lower Administrative Court. The Lower Administrative Court did not accept the appeal, and in October 2025, Ambev filed appeals (i) to the Upper Administrative Court, with respect to the main merits of the assessment and (ii) to the judicial courts on a specific portion of the 2015 assessment. In December 2025, Ambev received an unfavorable decision from the first-level judicial court that did not analyze the merits of the specific portion of the 2015 assessment as the court determined it would also involve the main merits. Ambev will continue to pursue the matter in the judicial courts. The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 30.8 billion Brazilian real (5.6 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods. In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for interest on equity effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023. AB INBEV - ANNUAL REPORT 2025 - 146

Disallowance on Income Tax deduction In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the First-Level Administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision. In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction, which was appealed by the tax authorities and confirmed by the Administrative Council of Tax Appeals (CARF) in August 2025. The remaining unfavorable portion of the decision concerns approximately 100 million Brazilian real (18 million US dollar) and relates to the claim regarding a difference in the methodology for calculating the benefit. Due to the confirmation of the favorable portion of the decision, there has been a reduction in the possible contingency of approximately 2.8 billion Brazilian real (0.5 billion US dollar). The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 192 million Brazilian real (35 million US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. This uncertain tax position, as per IFRIC 23, continued to be applied by Arosuco impacting calendar years following those assessed (2019-2024) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199- 14/2001. In the event Arosuco is questioned on this matter for future periods, and on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the previously assessed periods. ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES Manaus Free Trade Zone – IPI / Social contributions In Brazil, goods manufactured within the Manaus Free Trade Zone (“MFTZ”) intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein and since 2009 have been receiving a number of tax assessments and denials of offset requests from the Brazilian Federal Tax Authorities relating to the disallowance of such credits. In April 2019, the Brazilian Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effect, recognizing the right of taxpayers to register IPI presumed credits on acquisitions of raw materials and exempted inputs originating from MFTZ. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases to remote loss. Other issues related to additional discussions that were not included in the analysis of the STF, such as discussions related to the applicable tariff code for concentrate units, remained classified as possible loss. The cases are being challenged at both the administrative and judicial levels. Ambev, through its subsidiary Arosuco, has also received tax assessments from the Brazilian Federal Tax Authorities in relation to PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries. In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco regarding the PIS/COFINS case, by a casting vote. After receiving notification of the judgment, Arosuco filed a lawsuit to have the dispute decided at the judicial level, which is pending decision. Ambev management estimates the possible loss related to these proceedings to be approximately 7.3 billion Brazilian real (1.3 billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss. IPI Suspension In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter, which was unfavorable to Ambev, and filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first-level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court. In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev was notified of the results of the tax audit, which were partially favorable to Ambev, reducing 98% of the AB INBEV - ANNUAL REPORT 2025 - 147 amount allegedly owed by Ambev in this case. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. In December 2024, the case was judged unfavorably to Ambev and is pending appeal. Ambev management estimates the possible loss related to these assessments to be approximately 1.3 billion Brazilian real (0.2 billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss. ICMS tax credits In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the MFTZ. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the Lower Administrative Court, which was amended by the Upper Administrative Court in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the Lower Administrative Court. In two of these cases, Ambev received an unfavorable decision from the Lower Administrative Court, which are not final and have been appealed to the Upper Administrative Court. Ambev management estimates the possible losses related to these assessments to be approximately 0.9 billion Brazilian real (0.2 billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss. ICMS-ST Trigger Over the years, Ambev has been receiving tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels. In February 2025, the STF rendered its judgment on a separate constitutional case, Extraordinary Appeal No. 882,461 (“Theme 816”), which in part established a 20% limit for late fines. This limit established by Theme 816 applies to certain of Ambev’s cases relating to these tax assessments, resulting in a reclassification of the risk of loss from possible to remote for a portion of the assessed amount totaling 0.8 billion Brazilian real (0.2 billion US dollar). In July 2025, Law No. 25,378/2025 of the state of Minas Gerais, which limits the application of isolated fines to a maximum of 50% of the tax due, was enacted. This law is applicable to certain of Ambev’s cases relating to these tax assessments, and resulted in a reclassification of the risk of loss from possible to remote in the approximate amount of 1.0 billion Brazilian real (0.2 billion US dollar). In November 2025, Ambev received new tax claims from the State of Maranhão in the amount of approximately 1.4 billion Brazilian real (0.3 billion US dollar). Ambev management estimates the total possible loss related to this issue to be approximately 12 billion Brazilian real (2.2 billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss. ICMS-PRODEPE Over the years, Ambev has received some tax assessments in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE). In 2015, Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev appealed to the judicial level in March 2024 where it awaits judgement. There are other cases being challenged at both the administrative and judicial levels. Ambev management estimates the total possible loss related to this issue to be approximately 0.9 billion Brazilian real (0.2 billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss. AB INBEV - ANNUAL REPORT 2025 - 148

SOCIAL CONTRIBUTIONS Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. Most of the cases were cancelled at the administrative level with one case being tried at the judicial level. Following an unfavorable decision to Ambev at the first- level judicial court, the case is now pending decision by the second-level judicial court. Ambev management estimates the possible loss related to these assessments to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss. TAX FINES ON BRAZILIAN CORPORATE INCOME TAX ANCILLARY OBLIGATION Since 2021, Ambev has been receiving tax assessments charging penalties related to the preparation of Brazilian Corporate Income Tax Ancillary Obligation with allegedly inaccurate, incorrect, or omitted information. Ambev has three assessments on this matter for calendar years 2018, 2019 and 2020. Regarding the 2018 calendar year, Ambev received a partially favorable decision from the First-Level Administrative Court and filed an appeal against the unfavorable portion with the Lower Administrative Court, which is pending judgment. In November 2024, Ambev received a tax assessment for the 2019 calendar year and received an unfavorable decision from the First-Level Administrative Court. Ambev filed an appeal with the Lower-Administrative Court, which is pending judgment. In December 2025, Ambev received a tax assessment for the 2020 calendar year and filed a defense with the First-Level Administrative Court. Ambev management estimates the possible loss related to these assessments to be approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss. AB INBEV’S TANZANIAN TAX MATTERS Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.3 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board with a hearing date initially scheduled for June 2025, which has been postponed to facilitate settlement discussions. No related provision has been made based on the probability of loss. AB INBEV’S SOUTH AFRICAN TAX MATTERS The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA and the related subscription for shares in CCBA by subsidiaries of The Coca-Cola Company (“TCCC”). The assessment from SARS claimed that SAB owed 6.4 billion South African Rand (0.4 billion US dollar) in taxes plus penalties and interest, which as at the time of assessment totalled 17.7 billion Rand (1.0 billion US dollar). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA notified SAB that CCBA had received an assessment from SARS for 8.9 billion Rand (0.5 billion US dollar). Both of these assessments were contested. Both disputes have been resolved and SAB has paid 4.5 billion South African Rand (0.3 billion US dollar) in respect of these South African tax matters to SARS. AB INBEV’S PERUVIAN TAX MATTERS AB InBev’s Peruvian majority owned subsidiaries, Union de Cervecerias Peruanas Backus & Johnston (“Backus”) and Cerveceria San Juan S.A (“San Juan”), challenged the amount of excise tax paid to the Peru tax authority (SUNAT) for the years 2014 to 2019. SUNAT initiated tax audits for the periods involved, rejected the refund claims and assessed further excise taxes for the period of 2017 to 2019. If Backus and San Juan are successful, no excise tax would ultimately be payable and the claim could result in the refund of approximately 3.0 billion Peruvian sol (0.9 billion US dollar). If unsuccessful, management estimates the possible loss to be approximately 2.1 billion Peruvian sol (0.6 billion US dollar). Backus and San Juan have pre-paid a portion of the amounts assessed (0.5 billion Peruvian sol (0.1 billion US dollar)), pending outcome of the challenge and any appeal(s). In November 2024, Backus and its main UK shareholder submitted an arbitration request to the International Centre for Settlement of Investment Disputes (ICSID), against Peru, claiming AB INBEV - ANNUAL REPORT 2025 - 149 that the tax assessments violated international law. In June 2025, the arbitral tribunal issued a provisional measure pursuant to which Backus, San Juan, and AB InBev Southern Investment Ltd shall not be required to make any further payments until the tribunal has issued its final decision. No related provision for this matter has been made based on the probability of loss. OTHER TAX MATTERS In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party. On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case was referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal. On 20 September 2023, the European General Court upheld the European Commission’s decision. That judgment has been appealed by AB InBev and other parties to the European Court of Justice. Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case. In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments. On 11 June 2025, the Brussels Court of Appeal rendered a judgement in favor of AB InBev for calendar years 2011 and 2012 in one of the claims, which was not appealed and is now final. Other claims for the calendar years in question, 2011-2015, remain outstanding on appeal. In January 2019, AB InBev deposited 68 million euro (80 million US dollar) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (80 million US dollar) in 2020. SOUTH KOREAN TAX MATTERS During the year ended 31 December 2023, Oriental Brewery Co., Ltd. (“OB”), a subsidiary in South Korea recorded a 66 million US dollar non-underlying charge relating to a customs audit claim. During the year ended 31 December 2025, OB recorded a 20 million US dollar non-underlying charge related to these customs audit claims for the remaining audit periods. Accordingly, the aggregate amount of non-underlying charges related to such claims was 86 million US dollar as of 31 December 2025. The claims are being contested. AB INBEV - ANNUAL REPORT 2025 - 150

In the second quarter of 2025, one of OB's employees was indicted in South Korea for embezzlement from OB and commercial bribery, and for alleged customs tax evasion related to the importation of malt covered in the 2023 customs duties audit claim. OB, OB's subsidiary ZX Ventures, OB's head of logistics and OB's chief executive officer were also indicted as joint defendants for the allegation of customs tax evasion. OB and the joint defendants are defending against the customs tax evasion charges. The potential penalty exposure is not expected to be material to AB InBev.

CERBUCO BREWING ARBITRATION

Cerbuco Brewing Inc., ("Cerbuco") a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. ("Bucanero"), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce ("ICC"), relating to the potential breach of certain obligations relating to the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration relating to quantification of damages is ongoing. In May 2025, Cerbuco was notified of a lawsuit filed by Coralsa (its joint venture partner) in Paris seeking annulment of the arbitration award. This new case is ongoing, and no decision has yet been made on it. The outcome of both proceedings may affect Ambev's ability to continue consolidating Bucanero into its financial statements under IFRS 10.

PROPOSED CLASS ACTION IN QUEBEC

Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants' alcohol beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants' products. The proposed class action has not yet been authorized by the Superior Court.

30. Non-controlling interests

As of 31 December 2025 and 2024, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.73% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2025 and 2024, in accordance with IFRS.

Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling interests, is as follows:

	Ambev		Budweiser APAC	
Million US dollar	**31 December 2025**	**31 December 2024**	**31 December 2025**	**31 December 2024**
Summarized statement of financial position information				
Current assets	7 951	8 746	3 810	3 824
Non-current assets	18 394	17 498	10 958	10 945
Current liabilities	8 264	7 976	3 832	3 924
Non-current liabilities	1 947	2 186	608	605
Equity attributable to equity holders	15 977	15 930	10 262	10 184
Non-controlling interests	156	151	66	56

AB INBEV - ANNUAL REPORT 2025 - 151

Million US dollar	Ambev 2025	2024	Budweiser APAC 2025	2024
Summarized income statement and other comprehensive income information				
Revenue	15 751	16 678	5 764	6 246
Net income	2 854	2 768	520	750
Attributable to:				
Equity holders	2 767	2 692	489	719
Non-controlling interests	87	76	31	31
Net income	2 854	2 768	520	750
Other comprehensive income	(1 759)	1 677	287	(694)
Total comprehensive income	1 095	4 445	807	56
Attributable to:				
Equity holders	1 028	4 337	772	33
Non-controlling interests	66	108	35	23
Summarized cash flow information				
Cash flow from operating activities	4 364	4 866	951	1 135
Cash flow from investing activities	(884)	(1 019)	(324)	(409)
Cash flow from financing activities	(4 779)	(1 930)	(738)	(903)
Net increase/(decrease) in cash and cash equivalents	**(1 298)**	**1 917**	**(111)**	**(177)**

Dividends paid by Ambev and its subsidiaries to non-controlling interests (i.e., to entities outside the AB InBev Group) amounted to 1.4 billion US dollar for 2025 (2024: 0.8 billion US dollar). In 2025, Budweiser APAC and its subsidiaries paid a final dividend related to the financial year 2025 to non-controlling interests amounting to 119m US dollar (2024: 119m US dollar).

Other non-controlling interests not deemed individually material by the company mainly related to the company's operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda and Zambia), as well as non-controlling interests in US-based metal container operations from Apollo Global Management, Inc. ("Apollo") and non-controlling interests recognized in respect of the company's subsidiaries in Colombia, Ecuador and Peru.

31. Related parties

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS (KEY MANAGEMENT PERSONNEL)

AB InBev's Executive Committee members' compensation consists of short-term employee benefits (primarily salaries) and post-employment benefits from pension plans of their respective country – see also Note 23 *Pensions and similar obligations*. Key management personnel are also eligible for the company's share option, restricted stock and other share-based programs (see Note 24 *Share-based Payments*). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

Million US dollar	2025 Directors	2025 Executive Committee	2024 Directors	2024 Executive Committee
Short-term employee benefits	2	11	2	15
Share-based payment	-	57	-	55
	2	**68**	**2**	**70**

Directors' compensation consists mainly of directors' fees.

During 2025, AB InBev entered into the following transactions:

- The lease of commercial premises and the acquisition of natural gas from and the sale of malt-based beverages and beer to companies in which one of the company's Board Member had a significant influence as of 31 December 2025. The transactions happened mainly through AB InBev's subsidiary Bavaria S.A. for an aggregated consideration of approximately 98m US dollar (31 December 2024: 112m US dollar). The outstanding balance of these transactions as of 31 December 2025 amounts to 11m US dollar (31 December 2024: 9m US dollar).

AB INBEV – ANNUAL REPORT 2025 – 152

JOINTLY CONTROLLED ENTITIES Interests in joint ventures include two entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. TRANSACTIONS WITH ASSOCIATES Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows: Million US dollar 2025 2024 . Gross profit 19 (215) Current assets 102 102 Current liabilities 13 7 TRANSACTIONS WITH PENSION PLANS AB InBev’s transactions with pension plans mainly comprise (12)m US dollar other expense to pension plans in the US in 2025 (2024: (12)m US dollar). 32. Events after the reporting date On 30 January 2026, AB InBev announced that it has completed the acquisition of the 49.9% minority stake in AB InBev’s US-based metal container plants from a consortium of institutional investors led and/or advised by affiliates of Apollo Global Management, Inc. (NYSE: APO) for approximately 2.9 billion US dollar. The company previously announced it had exercised its right to reacquire this minority stake in a Press Release dated 6 January 2026. AB INBEV - ANNUAL REPORT 2025 - 153

33. AB InBev companies

The most important AB InBev companies included in the consolidation scope are listed below. The complete list of the company's investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The address of the registered office of the company is Grand Place 1, 1000 Brussels, Belgium.

LIST OF THE MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

Name and registered office of the fully consolidated companies	% economic interest as of 31 December 2025
Argentina	
Cerveceria y Malteria Quilmes Saica Y G - Charcas 5160 - C1425BOF - Buenos Aires	61.63%
Belgium	
Anheuser-Busch InBev NV/SA - Grand Place 1 - 1000 - Brussels	Consolidating
Brasserie de l'Abbaye de Leffe S.A. - Place de l'Abbaye, 1 - 5500 - Dinant	98.54%
Cobrew N.V - Brouwerijplein 1, 3000 - Leuven	100.00%
InBev Belgium BV/SRL - Boulevard Industriel, 21 - 1070 Anderlecht	100.00%
Bolivia	
Cervecería Boliviana Nacional S.A. - Av. Montes 400 & Calle Chuquisaca No. 121, Zona Challapampa - La Paz	52.68%
Botswana	
Kgalagadi Breweries (Pty) Ltd - Grant Thornton Business Services, Plot 50370, Acumen Park, Fairgrounds - Gaborone[1]	31.06%
Brazil	
Ambev S.A. - Rua Dr. Renato Paes de Barros 1017, 3° Andar Itaim Bibi - São Paulo	61.73%
Canada	
Labatt Brewing Company Limited - 207 Queen's Quay West, Suite 299 - M5J 1A7 - Toronto	61.73%
Chile	
Cerveceria Chile S.A - Av. Presidente Eduardo Frei Montalva 9600, Quilicura - 8700000 Santiago de Chile	61.73%
China	
Anheuser-Busch Inbev (China) Sales Company Limited - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22%
Anheuser-Busch InBev (Wuhan) Brewing Co., Ltd. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66%
Anheuser-Busch InBev Sedrin Brewery Co., Ltd - No.1 West Xuejin Avenue,Hanjiang District - 351111 - Putian City, Fujian Province	87.22%
Anheuser-Busch InBev Southeast Sales Co., Ltd. - No.1 West Xuejin Avenue, Hanjiang District, Putian, Fujian , P.R.China - 351111 - Putian City, Fujian Province	87.22%
Blue Girl Beer (Guangzhou) Co. Ltd - Units 2101,21/F, Tower A, China International Centre, 33 Zhongshan San Road - 510000 - Guangzhou City	56.69%
Colombia	
Bavaria & Cia S.C.A. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	99.16%
Czech Republic	
Pivovar Samson s.r.o. - Lidická 458/51, 37001 - České Budějovice	100.00%
Dominican Republic	
Cervecería Nacional Dominicana S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 10100 - Santo Domingo[2]	59.56%
Ecuador	
Cervecería Nacional S.A. - Via a daule km 16,5 y Av. Pascuales S/N y Av. Río Daule - EC090150 - Guayaquil, Guayas	95.58%
El Salvador	
La Constancia Ltda de C.V. - Avenida Independencia, No 526 - PBX (503) 2209-7555 - San Salvador	100.00%
France	
AB InBev France S.A.S. - 1, Place de la Gare, 59800 - Lille	100.00%

[1] The group's shares entitle the holder to twice the voting rights.
[2] 97% owned by Ambev S.A.

AB INBEV – ANNUAL REPORT 2025 – 154

Germany Anheuser-Busch InBev Deutschland GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen 100.00% Anheuser-Busch InBev Germany Holding GmbH - Am Deich 18/19 - 28199 - Bremen 100.00% . Ghana Accra Brewery PLC - 20 Graphic Road, South Industrial Area - Box GP1219 - Accra 61.80% . Honduras Cervecería Hondureña S.A. de C.V. - Boulevard del Norte - Postal No. 86 - San Pedro Sula 99.61% . Hong Kong Budweiser Brewing Company APAC Limited - Room 2701, 27/F, Hysan Place, 500 Hennessy Road, Causeway Bay 87.22% . India Crown Beers India Private Limited - 510/511, Minerva House, Sarojini Devi Road - 500003 - Secunderabad, Telangana 87.22% Anheuser Busch InBev India Limited - Unit No.301-302, Dynasty Business Park, 3rd Floor 87.07% Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra . Italy Anheuser-Busch InBev Italia - Piazza Gae Aulenti n. 8, 20154 - Milano 100.00% . Luxembourg Brasserie de Luxembourg Mousel-Diekirch S.A. - Rue de la Brasserie, 1 - L-9214 - Diekirch 98.30% . Mexico Cervecería Modelo de México S. de R.L. de C.V. - Cerrada de Palomas 22, 6th Floor, Reforma Social, Miguel Hidalgo, 100.00% 11650 - Mexico City . Mozambique Cervejas De Moçambique SA - Rua do Jardim 1329 - Maputo 51.47% . Netherlands AB InBev Africa B.V. - Ceresstraat 1 - 4811 CA - Breda 62.00% InBev Nederland N.V. - Ceresstraat 1 - 4811 CA - Breda 100.00% . Nigeria International Breweries PLC - 22/36 Glover Road - Lagos, Ikoyi 68.31% . Panama Cervecería Nacional S. de R.L. - Complejo Business Park, Costa del Este Torre Oeste, Piso No.2 - Panamá 61.73% . Paraguay Cervecería Paraguaya S.A. - Ruta Acceso Sur Km 30 s/ Desvío a Villeta N° 825 53.92% . Peru Compania Cervecera AmBev Peru S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de 100.00% Huachipa - Lurigancho (Chosica) - 25 - Lima Unión de Cervecerías Peruanas Backus y Johnston S.A.A. - Av. Nicolas Ayllon 3986, Ate - 3 - Lima 95.35% . South Africa SABSA Holdings (Pty) Ltd - 65 Park Lane, Sandown - 2001 - Johannesburg 100.00% The South African Breweries (Pty) Ltd - 65 Park Lane, Sandown - 2146 - Johannesburg 100.00% . South Korea Oriental Brewery Co Ltd - 517, Yeongdong-daero, Gangam-gu, Seoul - Asem Tower 8th floor - Seoul 87.22% . Spain Compañía Cervecera de Canarias S.A. - C/ Mali, 7 (38320 La Laguna - Santa Cruz de Tenerife) 51.03% . Switzerland Anheuser-Busch InBev International GmbH - Suurstoffi 22 - 6343 - Rotkreuz 100.00% BEES Global AG - Suurstoffi 22 - 6343 - Rotkreuz 100.00% Interbrew International GmbH - Suurstoffi 22 - 6343 - Rotkreuz 100.00% . Tanzania 1 Tanzania Breweries PLC - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District - Dar es Salaam 39.65% 1 The company is consolidated due to the group’s majority shareholders and ability to control the operations. AB INBEV - ANNUAL REPORT 2025 - 155

Uganda	
Nile Breweries Ltd - Plot M90 Yusuf Lule Road, Njeru - P.O. Box 762 - Jinja	61.76%
United Kingdom	
AB InBev Holdings Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
AB InBev International Brands Limited - AB InBev House, Church Street West, Woking, Surrey, GU21 6HT	100.00%
AB InBev UK Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI SAB Group Holding Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI UK Holding 1 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI UK Holding 2 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
United States	
Anheuser-Busch Americas Holdings LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch Companies LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch InBev Worldwide Inc. - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch International LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch North American Holding LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch America Investments LLC - One Busch Place - MO 63118 - St. Louis	100.00%
AB MAZ Holdings LLC - One Busch Place - MO 63118 - St. Louis	100.00%
MCC Holding Company LLC - One Busch Place - MO 63118 - St. Louis	50.10%
Uruguay	
Cerveceria y Malteria Paysandu S.A. - Cesar Cortinas, 2037 - C.P. 11500 Montevideo	61.73%
Vietnam	
Anheuser-Busch InBev Vietnam Brewery Co., Ltd - 2 VSIP II-A, Street No. 28 - 820000 - Tan Uyen Town, Binh Duong Province	87.22%
Zambia	
Zambian Breweries PLC - Plot No 6438, Mungwi Road - P.O. Box 31293 - Lusaka	54.02%

LIST OF THE MOST IMPORTANT COMPANIES CONSOLIDATED BY APPLYING THE EQUITY METHOD OF ACCOUNTING (ASSOCIATES)

Name and registered office of associates	% economic interest as of 31 December 2025
France	
Société des brasseries et glacières internationales S.A. - 2 rue du Colonel Driant, 1er - 75008 - Paris[1]	20.00%
Luxembourg	
B.I.H. Brasseries Internationales Holding (Angola) Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg[1]	27.50%
B.I.H. Brasseries Internationales Holding Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg[1]	20.00%
Netherlands	
AB InBev Efes B.V. - 1227 Strawinskylaan - 1077XX Amsterdam	50.00%
Turkey	
Anadolu Efes Biracilik Ve Malt Sanayii A.S. - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00%
Zimbabwe	
Delta Corporation Limited - Sable House, Northridge Close, Borrowdale - P.O. Box BW 343 - Harare	24.48%

[1] Related to Castel group.

AB INBEV – ANNUAL REPORT 2025 – 156

Information to our shareholders

Earnings, dividends, share and share price

	2025	2024	2023	2022	2021
Cash flow from operating activities (US dollar per share)	7.50	7.52	6.58	6.61	7.37
Underlying earnings per share (US dollar per share)	3.73	3.53	3.05	3.03	2.88
Dividend (euro per share)	1.15	1.00	0.82	0.75	0.50
Share price high (euro per share)	62.78	62.12	61.33	59.53	65.34
Share price low (euro per share)	45.06	48.02	49.45	46.27	47.00
Year-end share price (euro per share)	54.90	48.25	58.42	56.27	53.17
Weighted average number of ordinary and restricted shares (million shares)	1 984	2 003	2 016	2 013	2 007
Diluted weighted average number of ordinary and restricted shares (million shares)	2 018	2 044	2 054	2 050	2 045
Volume of shares traded (million shares)	467	366	354	435	416

Information on the auditors' assignments and related fees

AB InBev's Statutory auditor is PwC Bedrijfsrevisoren BV, represented by Peter D'hondt, audit partner.

Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the shareholders meeting after review and approval by the company's Audit Committee and Board of Directors.

Fees for 2025 in relation to services provided by PwC Bedrijfsrevisoren BV amounted to 4 153k US dollar (2024: 4 241k US dollar), which was composed of audit services for the annual financial statements of 4 078k US dollar (2024: 4 158k US dollar) and audit related services of 75k US dollar (2024: 83k US dollar).

Fees for 2025 in relation to services provided by other offices in the PwC network amounted to 25 339k US dollar (2024: 25 828k US dollar), which was composed of audit services for the annual financial statements of 17 929k US dollar (2024: 16 107k US dollar), tax services of 7 373k US dollar (2024: 9 371k US dollar) and audit related services amounting to 36k US Dollar (2024: 350k US dollar), all of which have been pre-approved by the company's Audit Committee.

Financial calendar

Publication of 2025 results	12 February 2026
Annual report 2025 available on www.ab-inbev.com	12 February 2026
General shareholders meeting	29 April 2026
Dividend: ex-dividend date	7 May 2026
Publication of first quarter results	5 May 2026
Publication of half year results	30 July 2026
Publication of third quarter results	29 October 2026

Investor relations contact

Investors	Media
Shaun Fullalove	**Media Relations**
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com
Ekaterina Baillie	
E-mail: ekaterina.baillie@ab-inbev.com	
Patrick Ryan	
E-mail: patrick.ryan@ab-inbev.com	

AB INBEV – ANNUAL REPORT 2025 – 157

Excerpt from the AB InBev NV/SA separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV/SA per 31 December 2025. These separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders as well as the auditor’s report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV/SA, Brouwerijplein 1, 3000 Leuven. It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group. Since AB InBev NV/SA is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV/SA. For this reason, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as of and for the year ended 31 December 2025. The statutory auditor has confirmed that his audit procedures are substantially complete and that the abbreviated non- consolidated balance sheet and income statement of AB InBev NV/SA prepared in accordance with Belgian GAAP for the year ended 31 December 2025 are consistent, in all material respects, with the accounts from which they have been derived. AB INBEV - ANNUAL REPORT 2025 - 158

Abbreviated non-consolidated balance sheet

Million euro	2025	2024
ASSETS		
Non-current assets		
Intangible assets	737	709
Property, plant and equipment	51	45
Financial assets	103 578	105 602
	104 366	**106 356**
Current assets	**17 491**	**16 184**
Total assets	**121 857**	**122 540**
Equity and liabilities		
Equity		
Issued capital	1 239	1 239
Share premium	13 186	13 186
Legal reserve	124	124
Reserves not available for distribution	3 725	2 083
Untaxed reserves	60	39
Reserves available for distribution	33 009	33 009
Profit carried forward	29 960	31 246
	81 303	**80 926**
Provisions and deferred taxes	**85**	**85**
Non-current liabilities	**35 885**	**36 381**
Current liabilities	**4 584**	**5 148**
Total equity and liabilities	**121 857**	**122 540**

Abbreviated non-consolidated income statement

Million euro	2025	2024
Operating income	1 445	1 874
Operating expenses	(1 263)	(1 356)
Operating result	**182**	**518**
Financial result	2 434	(197)
Transfer to untaxed reserves	(22)	(39)
Result for the year available for appropriation	**2 594**	**282**

AB INBEV – ANNUAL REPORT 2025 – 159

Glossary AGGREGATED WEIGHTED NOMINAL TAX RATE The aggregated weighted nominal tax rate is based on the statutory corporate income tax rates applicable in the various countries. CARRYING AMOUNT Net book value as recognized in the statement of financial position at each reporting date. DILUTED EPS Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary and restricted shares. DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES Weighted average number of ordinary and restricted shares adjusted by the effect of dilutive share options and restricted stock units. EBIT (EARNINGS BEFORE INTEREST AND TAXES) Profit from operations. EBITDA (EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION AND IMPAIRMENT) Profit from operations, excluding depreciation, amortization and impairment. EMEA Europe and Africa. EPS (EARNINGS PER SHARE) Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary and restricted shares. FREE CASH FLOW Cash flow from operating activities minus net capex. FVOCI Fair value through other comprehensive income. FVPL Fair value through profit or loss. FTE Full-time equivalent on a permanent or temporary basis, excluding outsourced personnel. INVESTED CAPITAL Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits, current and deferred taxes. MARKETING EXPENSES Include all costs relating to the support and promotion of the brands. They include among others operating expenses (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research. NET ASSETS Total assets minus total non-current and current liabilities. NET CAPEX Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale. NET DEBT Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash and cash equivalents. AB INBEV - ANNUAL REPORT 2025 - 160

NON-UNDERLYING ITEMS Items of income or expense that do not occur regularly as part of the normal activities of the company and that warrant separate disclosure due to their size or nature, as they are important for understanding the company’s underlying performance. NORMALIZED The term “normalized” refers to performance measures (including EBITDA, EBIT, profit, or effective tax rate) that exclude non-underlying items and profit from discontinued operations. AB InBev believes that providing and explaining normalized measures is important to enable users of its financial statements to better understand the company’s underlying performance. Normalized measures are supplementary measures used by management and should not be considered as a substitute for measures determined in accordance with IFRS as indicators of the company’s performance. NORMALIZED EBIT Profit from operations, excluding non-underlying items. NORMALIZED EBITDA Profit from operations, excluding non-underlying items, depreciation, amortization and impairment. NORMALIZED EFFECTIVE TAX RATE Effective tax rate, excluding non-underlying items. NORMALIZED PROFIT Profit attributable to equity holders of AB InBev, excluding non-underlying items and profit from discontinued operations. NORMALIZED PROFIT FROM OPERATIONS Profit from operations, excluding non-underlying items. PAY OUT RATIO Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit. PSU Performance stock unit. RE-MEASUREMENTS OF POST-EMPLOYEE BENEFITS Comprised of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest). REVENUE Gross revenue less excise taxes and discounts. RSU Restricted stock unit. SALES EXPENSES Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force. SG&A (SELLING, GENERAL & ADMINISTRATIVE EXPENSES) Sales, marketing, distribution and administrative expenses. SCOPE Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. UNDERLYING EPS Underlying profit divided by the weighted average number of ordinary and restricted shares. UNDERLYING PROFIT Profit attributable to equity holders of AB InBev, excluding non-underlying items, profit from discontinued operations and hyperinflation impacts. AB INBEV - ANNUAL REPORT 2025 - 161

WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor. WORKING CAPITAL Includes inventories, trade and other receivables and trade and other payables, both current and non-current. AB INBEV - ANNUAL REPORT 2025 - 162

SUSTAINABILITY STATEMENTS TABLE OF CONTENTS 164 186 General statements Governance statements 169 188 Environmental Assurance Report statements 193 181 Appendices Social statements AB INBEV - ANNUAL REPORT 2025 - 163

1. General Statements Effective 1 January 2024, AB InBev adopted the European Sustainability Reporting Standards (ESRS) as enacted by the European Union. These consolidated Sustainability statements have been prepared in accordance with ESRS considering the time horizons defined by ESRS 1 section 6.4 and represent a change from reports published in FY23 and earlier, prior to ESRS reporting. This report makes use of the applicable phase-in provisions defined by ESRS including for disclosures on non-employees and anticipated financial effects. The report has been prepared in accordance with the EU Taxonomy disclosures required by Article 8 of Regulation 2020/852 (the EU Taxonomy Regulation). The consolidated Sustainability statements for the year ended 31 December 2025 comprise the company and its fully owned subsidiaries (together referred to as “AB InBev” or the “company”) and cover the fully consolidated companies included in the financial reporting scope. See the list of fully consolidated companies in the Financial report in this report. Any exception to this scope will be stated in the text or footnotes. Unless explicitly stated otherwise, documents referenced and hyperlinks found herein are for informational purposes only and are not incorporated by reference into these Sustainability statements. Sustainability helps enable AB InBev’s commercial vision and advance the company’s purpose – Dream Big to Create a Future with More Cheers. For more information on the company’s purpose, business strategy, its diversified footprint, and its value chain, see the Strategy section in this report. Governance of Sustainability Topics As the company’s ultimate decision-making body, the Board’s sustainability oversight includes review and, as appropriate, approval of key enterprise-wide strategies and sustainability performance. The Board received multiple updates on sustainability matters in 2025. Four Board committees assist the Board in exercising this role as part of their responsibilities. The Board and Audit Committee receive training and updates on sustainability topics as necessary or appropriate. Responsibilities and roles of the Board committees in relation to sustainability topics are as follows: • The Nomination Committee reviews corporate governance matters as part of its role in nomination and retention of directors and executives and determines whether the Board composition fulfills the appropriate skills and expertise. • The Remuneration Committee reviews remuneration policies and packages as part of its role in compensation and retention of directors and executives. • The Finance Committee reviews sustainability matters as part of its assessment of funding requirements, financial risk, supply security and sourcing strategies. • The Audit Committee reviews sustainability matters as part of its overall audit function, including significant public disclosures on related impacts, risks and opportunities, and goals. See the Corporate governance statement in this report for more details, including the composition of the Board and its committees. The Board of Directors defines and oversees the company’s strategy, including key sustainability topics. The Chief Executive Officer’s responsibilities include the execution and management of the corporate strategy, including sustainability matters, with support from the Executive Committee (ExCom). The Senior Leadership Team drives the commercial and operational agenda that reflects the Board-defined strategy. The Chief Sustainability Officer oversees sustainability matters globally with a centralized team responsible for delivering against the company’s sustainability priorities. Regional CEOs drive the zone agendas, including sustainability matters relevant to their zone. Embedded across the business, employees coordinate and implement sustainability matters and initiatives relevant to their zone and may have part of their variable remuneration linked to these objectives. Executive remuneration generally consists of a fixed base salary and variable performance-related compensation and other incentives. Individual performance targets for the CEO and other ExCom members may consist of financial and non-financial targets. Individual performance measures in non-financial areas typically relate to certain topics discussed in these Sustainability statements, including employee engagement, sustainability goals, and compliance, and are linked to the AB INBEV - ANNUAL REPORT 2025 - 164 achievement of the company’s strategic objectives. The target achievement is assessed based on accounting and financial data and other objective criteria. In 2025, more than 3,000 employees across zones and functions, including AB InBev’s Chief Sustainability Officer and Chief Procurement Officer. had variable compensation linked to delivering on the company’s sustainability strategy. Sustainability-related variable incentives, including those related to climate and greenhouse gas (GHG) emissions reduction, would typically account for 10 to 20% of an annual bonus for employees carrying such targets. For more information on the company’s remuneration, see AB InBev’s remuneration policy in the Corporate governance statement in this report. Internal committees manage certain sustainability topics and related impacts, risks and opportunities that span functions and geographies. They provide visibility and foster collaboration and best practice sharing between zones and functions. These committees include the Sustainability Council, the Global Compliance Committee, and the Global Smart Drinking Community of Practice. Due diligence is one of the functions incorporated into these committees. AB InBev’s due diligence processes for topics covered in these Sustainability statements are described in the relevant sections. Stakeholder input from the engagements detailed in the Stakeholder Engagement section below are embedded in the company’s due diligence processes. AB InBev has established specific controls pertinent to sustainability data. A description of AB InBev’s internal controls and overall risk management systems can be found in the Corporate governance statement in this report. The Risks and Uncertainties in the Management report in this report describe major risks and uncertainties the company faces. In addition, specific risk management tools and a discussion of the material impacts, risks and opportunities are described in the topical disclosures of these Sustainability statements. Management of impacts, risks, and opportunities is the responsibility of relevant functions across the business. Impacts, risks, and opportunities are prioritized as part of the annual global risk management process. The company has several policies that address sustainability topics. All policies mentioned in these Sustainability statements apply globally to directors, officers, and full-time, part-time, and temporary employees of the company and its subsidiaries. Contractors, agencies, and other third parties are expected to comply with the policies, in addition to all other applicable laws and regulations, whenever they are acting on the company’s behalf. The policies are available publicly on the company’s website. Value Chain AB InBev’s value chain begins with suppliers, including farmers, who provide the ingredients and packaging materials for the company’s products. The company’s significant resource inflows include water, primary packaging materials, and agricultural crops, including barley, hops, corn, and rice. The company has operations in more than 40 countries consisting of 205 beverage production facilities. The company also has 59 vertically integrated operations including barley malting and packaging facilities. With the company’s brewing, bottling, and packaging capabilities, it leverages its knowledge, expertise, and innovation to use ingredients and raw materials to produce beer, including no-and-low-alcohol beer and beyond beer products, for consumers to enjoy. The company’s significant resource outflows include beer and brewery waste and by-products, which consist mostly of spent grain. The company works to optimize its own operations and partners with suppliers to advance the sustainable use of resources. Once the beer is brewed and packaged, AB InBev works with distribution partners to deliver its products responsibly and safely where consumers want them, and with marketing agencies and brand promoters to develop its brands. In most cases, the company’s direct customers are retailers, on-trade venues, and wholesalers. It works with these partners to responsibly bring its beers to customers and consumers. Stakeholder Engagement AB InBev engages with stakeholders across its value chain. Stakeholder input, including by proxy, is considered in the company’s strategy and double materiality assessment process including the development and assessment of impacts, risks, and opportunities. AB INBEV - ANNUAL REPORT 2025 - 165

Stakeholder	Description	How AB InBev engages
Communities	AB InBev is closely connected to the communities where its employees live and work. The company strives to contribute positively to issues such as sustainability, responsible drinking, and road safety in such communities.	• Activities related to responsible drinking and sustainability • Activities supporting communities, such as disaster response
Consumers	Beer brings people together to celebrate life's moments and AB InBev serves its consumers by striving to offer the highest-quality products and meaningful brand experiences, always in a responsible way.	• Events and activations • Digital engagement (DTC platforms) • Media • Advertising and sponsorships
Governments	AB InBev engages with policymakers and regulators to provide its views on issues that are important for its business and the well-being of its communities. The company does this in alignment with its Code of Business Conduct and local legislation.	• Official consultations to the private sector • Industry associations and groups • Roundtable discussions • Bilateral meetings
Customers	AB InBev partners with retailers, on-premise customers, wholesalers, and distributors to bring its beers to consumers while supporting their business growth and striving to provide best-in-class service.	• Customer services and BEES • Sales meetings • Events and activations • Notices regarding products • Social media and websites
Employees	The company is powered by great people and strives to build strong teams through collaboration and its performance-driven culture.	• Annual engagement surveys • Annual performance reviews • Leadership townhalls • Staff activities • Compliance Helpline
Farmers	The company could not brew its beer without the high-quality agricultural ingredients provided by farmers around the world. AB InBev is dedicated to fostering long-term and mutually beneficial relationships with farmers.	• Direct farmer engagement and training • AB InBev agronomy teams
Suppliers	Relationships, especially with AB InBev's suppliers, are essential to the company's operations. Mutual collaboration is a key element to creating a resilient supply chain.	• Partnerships (such as through the Eclipse platform to support decarbonization) and commercial relationships • Development programs • Industry events • Compliance Helpline
Other Partners	AB InBev recognizes that no single organization can solve today's global challenges. Effective partnerships are critical to addressing the pressing challenges of today and tomorrow.	• Industry associations and groups • Multistakeholder collaborations • Partnerships • 100+ Accelerator program (see Climate section in these Sustainability statements)
Shareholders	AB InBev values the trust of its shareholders and works to provide positive results. The company is committed to creating value and delivering consistent, profitable growth.	• Annual and interim reports • Annual Shareholders' Meeting • Investor relations meetings and webcasts • Quarterly earnings calls • Website disclosures
Industry Engagement	AB InBev regularly consults with independent, external experts such as environmental advisors who focus on water and agricultural sustainability. These advisors bring an external perspective and advise on strategy and implementation of the company's Water Stewardship and Smart Agriculture programs.	• Independent expert consultation • Industry associations and collaborations

AB INBEV - ANNUAL REPORT 2025 - 166

Materiality Assessment In accordance with ESRS requirements, AB InBev conducted a double materiality assessment in 2024 and may continue to refresh such assessments in the future. The double materiality assessment includes input from a variety of the company’s stakeholders and differs from how the company approaches disclosures in its financial reporting obligations under applicable law, including the assessment of materiality and consideration of impact on materiality. The company reviewed its material topics in 2025 with internal stakeholders and confirmed that the topics defined in 2024 are still applicable. These Sustainability statements include certain information and describe potential future events, which may be significant, but any significance should not be read as necessarily rising to the level of materiality for disclosure in the company’s financial reporting. In particular, the use of the phrases “material,” “materiality,” “impact materiality” and “financial materiality” in these Sustainability statements is intended to indicate materiality determinations as required under ESRS and are not intended to reflect materiality for any other jurisdiction or purpose under the company’s financial reporting, including reporting with the US Securities and Exchange Commission, or otherwise. AB InBev engaged with internal and external stakeholders and subject matter experts to determine both financial materiality and impact materiality. The company used its overall risk profile and risk management processes, public information such as peer reports, external and internal datasets, ESRS topics and sub-topics, stakeholder interviews, and stakeholder information from data analytics tools to build a list of potentially material sustainability issues tailored to AB InBev. The impacts, risks, and opportunities assessed span business activities, relationships, and geographies, and considered factors that could result in heightened risk of impact. The company considered actual and potential impacts resulting from its own operations and value chain. AB InBev evaluated ESRS chapters and disclosures unlikely to be applicable to its business by creating and assessing impacts, risks, or opportunities for such topics. For environmental topics, the company considered its site locations, assets, and business activities in assessing related impacts, risks, and opportunities. For climate-related physical and transition risks and related impacts the company considered the physical risks, transition risks, and scenario analysis disclosed in the Climate section of these Sustainability statements. For business conduct, the company considered its operating locations and activities holistically. The materiality process is managed by the global sustainability reporting team with input from the business and oversight from the Audit Committee. These sustainability issues were considered over short (up to one year), medium (up to five years), and long-term (more than five years) time horizons. To the best of management’s knowledge and in good faith, the company applied consistent scoring methodology and thresholds to impacts, risks, and opportunities. AB InBev used a top-down approach to identify material impacts, risks, and opportunities. The following steps were taken: 1. Defined potential material topics. Issues and corresponding impacts, risks, and opportunities that might be material to AB InBev were defined based on company research, topics identified in previous assessments and public disclosures, direct and indirect stakeholder inputs, AB InBev’s global risk management processes, and industry benchmarks. A data analytics tool and direct and proxy interviews captured stakeholder input. 1 2. Assessed impact materiality. The company conducted stakeholder interviews and considered insights from external stakeholders to evaluate impacts for severity (scope, scale, and remediable character) and likelihood. Evaluations considered AB InBev’s due diligence processes and affected stakeholders in the value chain. 2 3. Assessed financial materiality. The company conducted an internal stakeholder workshop to evaluate risks and opportunities, including those arising from impacts considered for impact materiality, for magnitude and likelihood. 4. Defined material topics. Topics were considered material if there was a related material impact, risk, or opportunity. Material topics were prioritized and visualized based on the scores and number of material impacts, risks, and opportunities mapped to each topic. The Audit Committee of AB InBev makes the final determination on material topics and associated impacts, risks, and opportunities. This exercise resulted in 11 material topics. 1 Impacts were considered material based on a combination of the severity and likelihood scores. Likelihood was assessed based on a scale from unlikely (1) to very highly likely (5). . 2 Magnitude was assessed based on the potential financial effects of each risk. Likelihood was assessed based on a scale from unlikely (1) to very highly likely (5). Risks and opportunities were considered material based on a combination of the magnitude and likelihood scores. AB INBEV - ANNUAL REPORT 2025 - 167

Water Climate Circular Economy Responsible Drinking & Moderation Agriculture & Natural Ecosystems Responsible Sourcing Human Right & Local Economic Fair Labor Practices Development Our People Business Product Conduct Quality FINANCIAL MATERIALITY Colleagues Environment Governance Value chain Product and services A description of impacts, risks, and opportunities by issue can be found in the relevant sections of these Sustainability statements. These material topics are addressed throughout these Sustainability statements as shown in the ESRS reference table in Appendix I. Report Scope AB InBev has established processes to support consistent reporting on ESRS disclosures covering the fully consolidated companies included in the financial reporting scope. Any exception to this scope, such as the scope for AB InBev’s 2025 sustainability goals, is stated in text or footnotes. Where data is not available or subject to measurement uncertainty, such as due to newly acquired operations, estimations are used and stated in text or footnotes. AB InBev has not used the option to omit information corresponding to intellectual property. AB InBev’s value chain is in scope of this disclosure. These Sustainability statements contain forward-looking statements regarding estimations into the future. These generally include words and/or phrases such as “will likely result,” “aims to,” “will continue,” “is anticipated,” “it is estimated,” “anticipate,” “estimate,” “project,” “result,” “is predicted,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” or other similar expressions. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. All statements other than statements of historical facts are forward-looking statements. Undue reliance should not be placed on these forward-looking statements. Actual results may differ from those stated in this report due to, but not limited to, the impact of climate change, water stress, financial distress, negative publicity, the company’s ability to hire and/or retain the best talent, emerging and evolving regulations, reputation of the company’s brands, the ability to make acquisitions and/or divest divisions, access to capital, volatility in the stock market, the company’s ability to achieve or maintain targets, goals or commitments stated or AB INBEV - ANNUAL REPORT 2025 - 168 IMPACT MATERIALITY

implied in these Sustainability statements, exposure to litigation and other associated risks not mentioned, as well as risks identified in the company’s Form 20-F filed with the US Securities and Exchange Commission and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Where these Sustainability statements contain statements based on hypothetical or severely adverse scenarios and assumptions, these statements should not necessarily be viewed as representing current or actual risk or forecasts of expected risk. In addition, the company’s climate risk scenario analysis, net zero ambition and other sustainability-related goals remain under development as the company continues to refine its analysis of and response to potential future climate and sustainability-related risks and opportunities. Further, the data and methodology underlying the company’s analysis and strategy remain subject to evolution. For example, the company believes the methodology of climate scenario analysis and carbon accounting will continue to evolve and improve, especially related to Scope 3 emissions. As such, information contained in or implied by these Sustainability statements may differ from those in future disclosures, and in future reports, information may differ from those contained in these Sustainability statements, including due to improvements in the quality and completeness of the company’s data and updates to its methodology. No disclosures in these Sustainability statements were assured by external bodies other than the independent registered auditor. These consolidated Sustainability statements were authorized for issue by the Board of Directors on 11 February 2026. 2. Environmental Statements 2.1 Water Water is essential to beer, so as the world’s largest brewer, AB InBev is focused on finding solutions to water challenges across the company’s communities and value chain. AB InBev’s production and agricultural supply chain require large amounts of water. Changes in precipitation patterns and the frequency of extreme weather events may affect the company’s water supply and physical operations, and the supply of necessary agricultural crops. Water may also be subject to price increases in certain areas. Certain jurisdictions may adopt regulations restricting the use of water and introduce changes in water taxation and regulation, which could potentially challenge the company’s profitability or introduce capacity constraints in certain markets. In its production, the company seeks to ensure high-quality wastewater discharge to facilitate, where possible, water re-use. In addition, the company’s role in procuring agricultural commodities may contribute to soil and water health or degradation near its operations or sourcing regions. AB InBev’s Water Policies & Principles were designed to provide guidance on its approach to water stewardship and water use in the company’s breweries and operational sites including those located in high-water stress areas in its own operations and upstream value chain. The policy addresses water treatment and pollution prevention through responsible discharge, and effluent reuse. AB InBev’s Water Policies and Principles are overseen by the company’s Chief Sustainability Officer. AB InBev’s Global Responsible Sourcing Policy encourages business partners to set targets to reduce water use within their operations and develop plans to reduce water consumption in the overall value chain. The company’s approach to water stewardship considers third-party standards and initiatives such as the United Nations (UN) Global Compact CEO Water Mandate and the 2030 Water Resources Group. AB InBev works with local communities, including farmers, in its watershed work. AB InBev aims to responsibly manage water consumption and discharge across its operations and supply chain. In 2025, the company continued working to scale its water stewardship efforts by driving water efficiency in its operations and by engaging in watershed protection measures in partnership with local stakeholders, especially in high-water-stress areas. The company AB INBEV - ANNUAL REPORT 2025 - 169 uses a water risk assessment tool that leverages external data sources and input from its local teams to review operational water risks globally in its own operations. Using this tool, the company has identified sites in high-stress[3] areas.

In 2018, AB InBev set its voluntary 2025 Water Stewardship Goal: 100% of its communities in high-stress areas will have measurably improved water availability and quality by 2025. The goal scope includes 36 sites based on a 2017 analysis using the company's water risk assessment tool. In 2025, the goal was achieved with all 36 sites recording measurable improvement in water availability. Any improvement in the metrics identified and measured through this process for each individual watershed was considered part of the goal achievement. To help the company identify these specific local watershed challenges and the appropriate solutions to address them across its high-stress sites, it has developed and implemented a seven-step watershed management process.[4] Together with local authorities, other water users and partners including The Nature Conservancy and World Wildlife Fund, the company has devoted financial and technical resources to support and monitor site-specific metrics[5] related to infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation practices, and track improvement.

For water management in its breweries, the company uses an internal environmental management system to routinely monitor and manage water use in its operations and to cascade best practices and performance standards across locations with the aim of driving water use efficiency, responsible discharge, and effluent re-use. Key water-saving actions may include process optimization, maintenance interventions, or implementation of new technologies.

In addition to the 2025 Water Stewardship Goal, AB InBev sought to achieve an average water use efficiency ratio of 2.5 hectoliter/hectoliter (hl/hl) across its breweries globally by 2025, and a water use efficiency ratio of 2.0 hl/hl for its breweries across the 36 high-stress sites in scope of its 2025 Water Stewardship Goal. In 2025, the company reached these ambitions with a water use efficiency ratio of 2.38 hl/hl globally, an improvement of 22.7% compared to the 2017 water use efficiency ratio, and 1.95 hl/hl across the high-stress sites in scope of the Goal, an improvement of 31.3% compared to the 2017 water use efficiency ratio across these sites of 2.84 hl/hl.

AB InBev Water Use Efficiency Ambition[6]	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
Total water use by hectoliter of production (hl/hl)	3.08	2.94	2.79	2.68	2.64	2.64	2.53	2.47	2.38

Water Metrics[7]	**2025**	**2024**
Total water consumption (thousand m^3)	68,322	68,979
Water consumption in areas of water risk (thousand m^3)[8]	25,040	24,667
Water recycled and reused (thousand m^3)	13,361	11,323
Water intensity[9] across all operations (thousand m^3/million USD)	1.15	1.15

[3] To identify the sites in high-stress areas, AB InBev conducted a water risk assessment at site level. It assessed risks related to reputation and regulatory matters using its own methodology, and it assessed physical risks using the World Resources Institute aqueduct methodology. The results were reviewed at a zone and global level. Thirty-six sites are in scope of the company's 2025 Water Stewardship Goal based on a 2017 analysis.
[4] The seven-step process used to identify, address and measure progress in high-stress sites is as follows. 1: Stakeholder convening and outreach; Step 2: Problem identification and prioritization; Step 3: Measurement; Step 4: Solution agreement and implementation plan; Step 5: Governance and finance; Step 6: Communication; Step 7: Impact measurement and monitoring.
[5] Metrics measured are project specific. Water availability metrics may include river flow improvements and increases in infiltration of water back into the ecosystem. The units of measurement are also project-specific and are typically recorded in units of water volume over time. Water quality metrics may include volume of previously untreated community effluent now treated.
[6] This water use efficiency metric is tracked in the framework of AB InBev's 2025 Sustainability Goals. It is defined as the amount of water drawn into the boundaries of the company's beverage operations (excluding any water sent to third parties or to other non-beverage operations outside these boundaries) divided by the total hectoliters packaged during the reporting period. This metric includes the company's beverage facilities only and does not include vertical operations such as malt plants and packaging facilities, and special operations. Special operations are entities that meet one or more criteria including reduced volume, low number of FTEs, complexity of brand mix, unusual products, or production processes. The total water use figure used as the numerator in the water use efficiency calculation does not subtract water discharged and is therefore greater than the total water consumption figure reported in the Water Metrics table, which follows the calculation prescribed by ESRS.
[7] All metrics in this table follow ESRS definitions and consider all AB InBev operations. The ESRS water consumption definition is water withdrawn minus water exported to third parties minus water discharged. The company obtained 99% of reported metrics from direct measurement and 1% from best estimates.
[8] Areas of water risk are defined according to ESRS and consider all AB InBev operations. This identification differs from AB InBev's internal methodology used in its own water risk assessment to identify high water-stress areas, where more localized data and context for each site are used. The company used the World Resources Institute Aqueduct methodology to assess physical risks, as per the ESRS definition, and its own methodology to assess qualitative risks related to reputation and regulatory matters.
[9] The revenue figure used to compute the water intensity figure can be found in note 5 of the company's Consolidated financial statements in this report.

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2.2 Climate AB InBev’s business is closely tied to the natural environment. Agricultural crops and water are its key ingredients. It requires raw materials for packaging and energy, and fuel to brew, transport, and cool its beers. Climate change or other environmental concerns, or legal, regulatory, or market measures to address climate change or other environmental concerns, may affect the company’s business or operations including the availability of key production inputs. Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases, emitted by both the company and its value chain in the course of agricultural, manufacturing, and distribution operations, in the atmosphere could have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather and natural disasters. The company’s ambition to achieve net zero across its value chain by 2040 may include activities which aim to reduce absolute emissions, switch to renewable energy, leverage regenerative practices, and adopt more circular supply chains. If climate change has a negative effect on agricultural productivity, the company may be subject to decreased availability or less favorable pricing for necessary agricultural resources. Governments in various countries are likely to continue to propose legislative and regulatory initiatives to reduce or mitigate the impacts of climate change. Such initiatives may affect the company’s local operations. The environmental regulatory landscape in certain markets in which the company operates is becoming stricter and could increase compliance burdens, associated regulatory and reporting costs, and complexity. Despite the company’s investments to reduce environmental risks and budgeting for future capital and operating expenditures to maintain compliance, environmental liability is still possible. The production and distribution of AB InBev’s products require energy, including the consumption of oil-based products, natural gas, biomass, coal, and electricity. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period, an inability to shift to renewable energy in a timely way, and changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge the company’s profitability in certain markets. The company may contribute to the expansion of renewable energies by working to adopt low-emission technologies. It may also contribute to its suppliers’ emissions reduction by seeking to implement sustainable procurement practices and purchase low-emission materials. If AB InBev fails to achieve its current or future climate goals for any reason, there is a risk of reputational damage and there could be negative impacts on the company’s financial performance. AB InBev’s Global Environmental Policy & Principles outlines how the company intends to address climate change through energy efficiency, energy deployment decarbonization and adaptation across its value chain. The policy covers climate change, water stewardship, waste, circular packaging, sustainable agriculture, and legal compliance. The policy was developed through engagement with key stakeholders and is overseen by AB InBev’s Chief Sustainability Officer. AB InBev used the Task Force on Climate-Related Financial Disclosures (TCFD) framework to assess climate-related risks and opportunities over the short- (one to five years), medium- (six to 10 years) and long-term (more than 10 years) views across geographies and value chain segments selected based on a risk-based approach. Against this time horizon, in line with the company’s long-term strategic planning, the company evaluated risks and opportunities associated with policy, technology, market changes, reputation, and chronic and acute physical risks. The following discussion on physical and transition risk scenarios refer to terms used in TCFD. The analysis was considered as an input in the double materiality assessment process described in these Sustainability statements but was a separate exercise, and results of the analysis may differ from the double materiality assessment. In this risk scenario analysis, the company considered two scenarios each for physical and transition risks over the medium and long term. It analyzed short-term risks through its internal risk management processes. The outcome of these analyses informed the company’s climate strategy. To analyze physical risks and opportunities, the company considered two scenarios, using the Intergovernmental Panel on Climate Change (IPCC) Representative Concentration Pathways (RCP): • Physical Risks Scenario 1: RCP 4.5, a high mitigation scenario where global emissions start declining by mid-century; and • Physical Risks Scenario 2: RCP 8.5, an extreme global warming scenario in which global warming reaches 4 degrees Celsius, representing a failure of policy makers to implement the Paris Climate Agreement. AB INBEV - ANNUAL REPORT 2025 - 171

For the transition scenario analysis, the company selected two scenarios developed by the International Energy Agency (IEA): • Transition Risks Scenario 1: Business-as-usual, as per Stated Policies Scenario (STEPS) considering current policy settings (already implemented or confirmed upcoming policies); and • Transition Risks Scenario 2: Net Zero Emissions by 2050 (NZE), that shows a narrow but achievable pathway for the global energy sector to achieve net zero emissions by 2050, aligned with the 1.5 degrees Celsius scenario. The tables on the next page summarize the outcomes of the company’s analysis completed in 2022 and reviewed on an ongoing basis. While these provided scenarios are different, the company believes that its strategy will enable it to address the potential risks and opportunities presented under each scenario. AB INBEV - ANNUAL REPORT 2025 - 172

Topic	Scenario 1: RCP 4.5	Scenario 2: RCP 8.5	AB InBev Response
Physical risks - Projected impacts of changing climate conditions on barley yields (chronic risk)	**Low** Potential negative financial impacts could result from yield decreases and the resulting costs of barley production losses in some regions in the short term due to the impact of climate change. It is also possible that new barley growing regions could develop due to changes in climate.	**Medium** Negative financial impacts could be expected from projected yield declines and costs for replacing barley production due to longer-term climate impacts such as sustained higher temperatures.	To create its products, the company depends on a reliable, quality supply of agricultural crops. It uses crop research and agronomy teams and invests in agricultural technologies to manage raw materials costs and minimize disruptions. Across the company's sourcing regions, it works to develop higher-yielding, higher-quality brewing crop varieties that are also resource-efficient, disease-resistant and resilient to climate stressors such as drought. For barley, the company supports farmers on their crop production practices with analytics and insights to help improve crop management decisions from season to season.
Physical risks - Projected impacts of extreme drought on barley yields (acute risk)	**Low** Extreme weather such as decreases in seasonable precipitation could result in longer term disruptions of agricultural supply chains and increased costs for materials due to yield. No immediate impacts would be expected in the short term.	**Low** Event-driven climate impacts such as extreme drought could reduce barley quality, quantity and availability in the longer term and would be expected to have negative financial impacts on the costs of sourcing barley. It could result in the potential displacement of sourcing areas and the inability to source locally.	
Physical risks - Water availability risk across global operations (acute and chronic risks)	**Medium** Projected availability of future water volume at certain sites could represent an acute risk based on local hydrological and meteorological indicators.	**High** Negative financial impacts could be estimated to be higher because of the potential for reduced production across sites due to chronic water risk and availability.	AB InBev developed a water risk assessment tool that uses external data sources and input from its local teams to review its operational risk globally on a quarterly basis. Using this tool, the company has identified and continues to prioritize sites that are in high-stress areas. The company is focused on being part of the solution to the growing water challenges across its communities and supply chain by aiming to drive water use efficiency within its operations and investing in shared water security and watershed health in local communities.

Topic	Business-as-usual	Net zero emissions by 2050	AB InBev Response
Transition risks - Policy	**High** Some exposure to future costs associated with carbon taxation and carbon pricing schemes could be expected but climate regulations would not be projected to change significantly. Such policy frameworks could limit pathways to meeting our long-term climate ambitions.	**Low** Exposure to potentially higher costs associated with carbon taxation and carbon pricing schemes could be expected as climate regulations accelerate. Policy frameworks would be expected to be more conducive to meeting long-term climate ambitions.	The company's local operations in every country in which it operates evaluate relevant regulatory risks and opportunities. This informs strategic decisions on investments and plans related to carbon pricing. In the framework of the company's climate ambitions, it works to reduce its GHG emissions by 25% per hectoliter of production across its value chain by 2025 from a 2017 base year, as aligned with the Science-Based Targets initiative (SBTi). The company believes its climate action can help mitigate the impact of potential upcoming regulations by reducing its direct emissions.
Transition risks - Future procurement of aluminum	**Medium** Exposure to shifts in the supply and demand for aluminum could be expected based on the carbon cost associated with the procurement of aluminum. As a result, further emissions reduction from increasing the share of recycled aluminum in the market would be unexpected.	**Medium** Exposure to market risks in the supply and demand for aluminum could be expected based on the carbon cost associated with the procurement of aluminum. There would be expected potential for reducing costs and emissions through an increase in the share of recycled aluminum sourced.	The company continues to innovate and partner with key suppliers through its Eclipse platform to support decarbonization in its packaging supply chains and to help solve existing and future challenges to increasing recycled content, specifically in glass and aluminum.
Transition risks - Future procurement of glass	**Medium** Exposure to shifts in the supply and demand for glass could be expected along with related carbon costs and little potential for emissions reduction from increasing the share of recycled glass in the market.	**Medium** Exposure to future shifts in the supply and demand for glass could be expected along with related carbon costs but with more potential for emissions and cost reductions from increasing the share of recycled glass sourced.	

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In 2021, AB InBev announced its ambition to achieve net zero across its value chain by 2040. The company’s approach, approved by the Board, to addressing climate change is focused on activities in its operations and across its value chain. The company follows the sectoral decarbonization approach (SDA) defined by the SBTi. The company allocates its carbon budget across different sectors by evaluating and following the growth and decarbonization pathway of each sector. This approach, coupled with the company’s projected activity levels, defines its decarbonization pathway and projected carbon budgets. The corresponding climate transition plan implementation is embedded in the company’s business strategy through procurement, investments, agricultural research, and logistics decisions. To help decarbonize its global operations, including its breweries, vertical operations and supply chain, AB InBev has identified decarbonization levers and actions. The company assessed that the percentage of total potential emissions (tCO2e) reduction by decarbonization lever that would be required to achieve the company’s ambition to achieve Net Zero emissions across its value chain by 2040 would be estimated as follows: energy efficiency (5%), use of renewable energy (15%), fuel switching 10 (10%), and supply chain decarbonization (70%). 11 The company continues to work towards emissions reduction by implementing actions for each decarbonization lever. Energy efficiency actions include innovative ways to improve efficiency in breweries and adopting low-carbon technologies. Use of renewable energy actions include expanding renewable electricity to reduce or eliminate market-based Scope 2 GHG emissions and helping to scale renewable electricity across the company’s suppliers and retail partners. Fuel switching actions include switching to fuel sources such as green hydrogen, biomass and other renewable sources of heat, and working towards switching the company’s fleet to an alternative, renewable fuel fleet and investing in sustainable fuel for shipping while optimizing routes and modes of transportation. Supply chain decarbonization actions include designing alternative packaging solutions, developing more resilient and higher- yield crop varieties, partnering with farmers on nutrient management and optimized fertilizer application, introducing nature- based solutions to help remove carbon from the environment and collaborating with peers and suppliers to adopt improved refrigeration in coolers. Supply chain decarbonization actions also include working with communities and suppliers to help reduce waste, increasing circularity, recycled content and implementing programs to promote local recycling, and engaging suppliers through Eclipse, the company’s collaboration platform that supports supply chain partners by providing tools to measure and track decarbonization while also building capabilities and sharing best practices. AB InBev also innovates with businesses in the 100+ Accelerator. The company founded the 100+ Accelerator in 2018 to provide mentorship, training, and funding to help scale sustainable innovations. In partnership with The Coca-Cola Company, Colgate Palmolive, Danone, Mondelēz, and Unilever, the 100+ Accelerator has worked with 190 startups from 40 countries. For 2025, AB InBev implemented the following decarbonization levers: use of renewable energy (approximately 130 thousand tCO eq emissions reduced in 2025), and supply chain decarbonization (approximately 700 thousand tCO eq reduced in 2025). 2 2 The company’s global sustainability team is responsible for reviewing and updating the decarbonization levers as part of its periodic review of the climate transition plan. Proposed changes are reviewed cross-functionally and presented to the Sustainability Council. AB InBev assesses locked-in emissions, including those associated with new operations, based on a market-by-market estimate of beverage industry growth through 2040 as well as locked-in emissions from assets already committed where low- 12 carbon technology is not currently available. In addition, the company estimates locked-in grid emissions for product cooling as a part of Scope 3 using estimated grid emissions on a market-by-market basis and forecasted sales growth. The company considers carbon-intensive assets such as glass manufacturing furnaces and mass boilers installed in breweries as a part of its approach to decarbonization. Replacement of such assets can take decades, resulting in locked-in emissions. These assets are likely to be fully depreciated by 2040 and may be considered for replacement with low-carbon assets in that timeframe. The company also considers increased internal and external recycled content, which drives emission reduction for packaging materials. A lag in infrastructure growth could pose a risk to these reduction efforts, locking in additional emissions. In 2025, the company continued to invest in decarbonization projects. As per Article 9 of the EU Taxonomy Regulation, two out of the six environmental objectives are related to climate change: climate change mitigation and climate change adaptation. 10 Total potential emissions reduction towards the company’s ambition to achieve net zero by 2040 for each decarbonization lever was estimated against a 2017 baseline for the company’s Scopes 1, 2 and 3 market-based GHG emissions and account for actual emissions reduced from 2017-2025. The potential reduction estimates and the potential success of any key actions are forward-looking in nature and made by management on the basis of the information available to it, and the company may not achieve them for each decarbonization lever or holistically. Emissions reduction depends on a variety of factors and may be affected by foreseen and unforeseen current and future risks. 11 GHG emissions reduction includes all seven GHGs and is based on CO2 equivalents. 12 Product cooling is reflected as “Use of Sold Products” in the GHG protocol, and refers to the cooling of products in trade channels, both on and off-premise. AB INBEV - ANNUAL REPORT 2025 - 174

For projects included in scope of AB InBev's disclosure in accordance with Article 9 of the EU Taxonomy Regulation, the company spent approximately 20 million US Dollar in Capex for climate change mitigation in 2025 and approximately 7 million US Dollar in operating expenses. For more information on the company's activities aligned with the EU Taxonomy Climate Delegated Acts, see the **Taxonomy** section in these **Sustainability statements**. The company is not excluded from the EU Paris-aligned benchmarks.

Through its 2025 Climate Action Goal, the company aimed to purchase 100% of its electricity from renewable sources and reduce its GHG emissions by 25% per hectoliter of production across its value chain by 2025. In 2018, following the Intergovernmental Panel on Climate Change recommendation, the company began working to reduce absolute Scopes 1 and 2 GHG emissions by 35% by 2025 from a 2017 baseline, which aligns with the pathway to keep global warming to 1.5 degrees Celsius and the standards established by the SBTi.

In 2025, the company achieved its emission reduction goal by reducing its absolute emissions in Scopes 1 and 2 by 44.4% and its Scopes 1, 2 and 3 emissions per hectoliter of production by 31.9% against a 2017 baseline. The scope of AB InBev's Climate Action Goal differs slightly from the company's financial reporting scope required to be reported by the ESRS. The company contracted the equivalent of 100% of its global purchased electricity volume from renewable sources with 83.7% operational in 2025. While the company achieved an increase in operational renewable electricity each year over the past eight years, AB InBev did not reach 100% operational renewable electricity by the end of 2025 due to current challenges such as the absence of needed local infrastructure and enabling regulatory frameworks. Despite particular challenges in APAC and Africa, the company made progress on renewable electricity in both markets in 2025.

AB InBev 2025 Climate Action Goal[13]	**2017 (baseline)**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
Total direct and indirect GHG emissions (Scopes 1 and 2 in million metric tonnes of CO_2eq)	5.49	5.22	4.87	4.44	4.14	3.68	3.39	3.19	3.05
Scopes 1, 2 and 3 GHG emissions per hectoliter of production (in kg CO_2eq/hl)	58.67	55.15	53.92	52.45	50.03	47.29	45.24	41.39	39.94
% Renewable electricity: operational[14]	/	16.9%	20.9%	32.2%	41.2%	67.6%	73.6%	81.2%	83.7%
% Renewable electricity: contracted[14]	/	51.1%	63.5%	73.6%	84.7%	97.1%	100.0%	100.0%	100.0%

Energy Consumption and Mix from AB InBev's Own Operations

Energy Consumption and Mix	**2025**	**2024**
(1) Fuel consumption from coal and coal products (in million MWh)	0.91	0.82
(2) Fuel consumption from crude oil and petroleum products (in million MWh)	0.92	0.91
(3) Fuel consumption from natural gas (in million MWh)	9.06	9.18
(4) Fuel consumption from other fossil sources (in million MWh)	0.00	0.00
(5) Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources (in million MWh)	1.47	1.71
(6) **Total fossil energy consumption (in million MWh)** ***(calculated as the sum of lines 1 to 5)***	**12.36**	**12.62**
Share of fossil sources in total energy consumption (%)	**64.4%**	**64.9%**
(7) Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biologic origin, biogas, renewable hydrogen, etc.) (in million MWh)	1.75	1.91
(8) Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources (in million MWh)	5.05	4.91
(9) The consumption of self-generated non-fuel renewable energy (in million MWh)[15]	0.03	0.02
(10) **Total renewable energy consumption (in million MWh)** ***(calculated as the sum of lines 7 to 9)***	**6.83**	**6.84**
Share of renewable sources in total energy consumption (%)	**35.6%**	**35.1%**
Total energy consumption (in million MWh) (*calculated as the sum of lines 6 and 10*)[16]	**19.19**	**19.46**

[13] Data reported on absolute Scopes 1 and 2 GHG emissions and on Scopes 1, 2 and 3 emissions per hectoliter of production in the framework of the company's 2025 Climate Action Goal encompasses beverage facilities and most vertical operations, including malt plants and packaging facilities. Special operations, which are entities that meet one or more criteria including reduced volume, low FTE numbers, complexity of brand mix, unusual products and production processes, are excluded from the reporting scope for these metrics. As a result, reported figures for the company's Climate Action Goal are limited to 98% of the reported Scopes 1 and 2 GHG emissions in the ESRS scope. The ambition to reduce Scopes 1 and 2 GHG emissions by 35% refers to absolute market-based emissions.
[14] AB InBev reports renewable electricity under two metrics: operational electricity and contracted electricity. The company reports both metrics because operationalization of new renewable electricity projects can take time. Contracted electricity tracks progress of all renewable electricity contracted, regardless of the market in which the renewable electricity was used or if it was used in the company's operations. Operational electricity measures the company's actual annual realization towards its goal of 100% renewable electricity in each of the regions where it operates by 2025. The company aligns with current RE100 guidelines on energy generation, leveraging self-generated energy through either on-site installations and/or off-site PPAs and VPPAs.
[15] Total renewable energy produced is equal to the energy consumption figure reported in row 9 of the Energy Consumption and Mix table.
[16] The company's consumption from nuclear sources is equivalent to 0 MWh.

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Energy intensity per net revenue[17]	2025	2024	%
Total energy consumption from activities in high climate impact sectors[17] per net revenue from activities in high climate impact sectors (MWh/million USD)	323	326	-0.9%

Gross Scopes 1, 2, 3 and Total GHG emissions[18]

	Retrospective			Goals and Ambitions[19]	
	2025	2024	Change	2025	2040
Scope 1 GHG Emissions					
Gross Scope 1 GHG emissions (in million metric tonnes of CO_2eq)	2.51	2.49	0.8%	~2.47	**~0.3**
Percentage of Scope 1 GHG emissions from regulated emission trading schemes	29.8%	23.4%	6.4pp		
Scope 2 GHG Emissions					
Gross location-based Scope 2 GHG emissions (in million metric tonnes of CO_2eq)	1.87	1.98	-5.6%	~1.96	
Gross market-based Scope 2 GHG emissions (in million metric tonnes of CO_2eq)	0.60	0.76	-21.1%	~0.75	**~0.2**
Percentage of contractual instruments,[20] Scope 2 GHG emissions	97.5%	98.0%	-0.5pp		
Significant Scope 3 GHG Emissions[21]					
Total gross indirect Scope 3 GHG emissions (in million metric tonnes of CO_2eq)	19.03	20.37	-6.6%	~20.16	**~3.0**
Purchased Goods and Services (agriculture, processing of brewing ingredients, and packaging)	11.97	12.77	-6.3%	~12.65	
Emissions from Fuel not Included in Scopes 1 and 2	0.46	0.50	-8.0%	~0.49	
Upstream and Downstream Transportation (logistics)	2.16	2.26	-4.4%	~2.24	
Use of Sold Products (product cooling)	4.16	4.57	-9.0%	~4.52	
End of Life Treatment of Sold Products	0.28	0.27	3.7%	~0.26	
Total GHG Emissions[22]					
Total GHG emissions (location-based) (in million metric tonnes of CO_2eq)	23.41	24.84	-5.8%	~24.59	
Total GHG emissions (market-based) (in million metric tonnes of CO_2eq)	22.14	23.62	-6.3%	~23.38	

Total GHG Emissions (market-based) per Zone (in million metric tonnes of CO_2eq)	2025	2024
North America	4.34	4.59
Middle Americas	5.20	5.26
South America	3.45	3.76
EMEA	4.57	4.79
Asia Pacific	4.58	5.22
AB InBev worldwide	22.14	23.62

GHG Intensity per Net Revenue[23]	2025	2024	%
Total GHG emissions (location-based) per net revenue (metric tonnes CO_2eq/million USD)	395	416	-5.1%
Total GHG emissions (market-based) per net revenue (metric tonnes CO_2eq/million USD)	373	395	-5.5%

[17] The revenue figure used to compute the energy intensity per net revenue can be found in note 5 of the **Consolidated financial statements** in this report. Beer production is considered a high climate impact sector as defined in Commission Delegated Regulation (EU) 2022/1288.
[18] All metrics in this table follow ESRS definitions and consider all of AB InBev's operations including all brewing operations, vertical operations and special operations. The estimated reduction on the company's ambition to achieve Net Zero is equivalent to an 88% reduction against a 2017 baseline.
[19] The potential reduction estimates are forward-looking in nature and made by management on the basis of the information available to it, and the company may not achieve the goals and ambitions. Emissions reduction depends on a variety of factors and may be affected by foreseen and unforeseen current and future risks.
[20] The type of contractual instruments used for the sale and purchase of energy generation or for unbundled energy include any type of contract between two parties for the sale and purchase of energy. This figure does not include small entities with an aggregated impact of less than 0.3% on the metric.
[21] 31.8% of reported Scope 3 GHG emissions are calculated using primary data obtained from suppliers or other value chain partners. The company follows the GHG Protocol Scope 3 value chain guidelines and uses an activity-based approach. Scope 3 emissions are estimated values derived from market-estimated factors, recycled content and available supplier information reported through the company's Eclipse leadership program. The total percentage of Scope 3 emissions follows the SBTi guidelines as the company included 87% of its total Scope 3 GHG emissions when setting the SBTi target in 2018. The categories considered significant include: purchased goods and services, upstream transportation, emissions from fuel use not included in Scopes 1 and 2, downstream transportation, use of sold products (product cooling), and end of product life.
[22] The company estimates that it emits 0.32 million metric tonnes of biogenic emissions related to Scope 1, which are not included in the reported Scope 1 GHG emissions figures. Scope 1 biogenic emissions related to brewing processes are excluded from the Scope 1 biogenic emissions figure. The company estimates that it emitted 0.01 million metric tonnes of biogenic emissions related to scope 2, which are included in the reported Scope 2 location-based GHG emissions figures and represent 0.5% of the reported figures. These figures are initial estimations as the company continues to evolve its methodology to include other process emissions. The company does not yet have an estimation for Scope 3 biogenic emissions. The company uses emissions factors from a mix of databases, sector guidelines and supplier-driven emissions factors. These include the Intergovernmental Panel on Climate Change, UK Department for Environment, Food & Rural Affairs, Ecoinvent, The Aluminum Association, Environmental Protection Agency, and International Energy Agency among others.
[23] The revenue figure used to compute the GHG emissions intensity per net revenue can be found in note 5 of the **Consolidated financial statements** in this report.

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Pollution In addition to GHG emissions, air pollutants from road transport in the company’s downstream value chain could have an adverse impact on the environment. The company strives to adhere to all applicable laws and regulations on air pollutants and does not have a target or policy specific to air pollution. In line with how the company manages GHG emissions from transport, the company works to reduce air pollution from transport in its value chain through network optimization, operational initiatives, and alternative fuel strategies. 2.3 Circular Economy and Resource Use AB InBev depends on secure sources of packaging materials for its products. Changes in the availability or price of raw materials and commodities could have an adverse effect on the company’s operations. The company aims to encourage circularity in its value chain by using recyclable packaging, upcycling waste materials, and expanding circular solutions, which may also contribute to a reduction in the requirement of virgin packaging materials for use in the company’s operations. AB InBev aims to address resource use and circular economy through global policies that apply to its direct operations and upstream value chain. The company’s Environmental Policy & Principles includes reducing emissions across its value chain, water stewardship, reducing waste, circular packaging, investing in sustainable agriculture and compliance with applicable environmental laws and regulations. This policy aims to promote a transition away from non-renewable resources towards renewable resources across the value chain. The company’s Global Responsible Sourcing Policy states that suppliers should commit to reducing the production of waste and implementing initiatives to measurably increase the recycled content and/or returnability of their products. The Global Responsible Sourcing Policy is primarily the responsibility of the Chief Supply Officer and is overseen by the procurement function. AB InBev’s Global Responsible Sourcing Principles for Farms seeks to promote the implementation of environmental management practices on farms. AB InBev aims to reduce packaging and the need for virgin materials through initiatives, such as lightweighting, that use package design and innovation capabilities to rethink packaging and distribution models. The company also works to improve recycling value chains to increase the availability of recycled content in the market and enable it to increase the amount of recycled content used across packaging types. In addition to recycling, the company promotes the recovery and reuse of its packaging and continues to support its returnable bottle volume and return rate, working with local communities where relevant. AB InBev set a voluntary 2025 Circular Packaging Goal that 100% of its packaging would be in returnable formats or made from majority recycled content (more than 50%) by 2025. This goal applies globally to primary packaging, which represents more than 80% of AB InBev’s total packaging volumes by weight. In 2025, 89.7% of the company’s products were in returnable 24 packaging or made from majority recycled content (more than 50%). This figure represents a 10.6 percentage point improvement since the goal was set in 2017. While the company continues to increase circular packaging across its operations and achieved majority recycled content in glass and cans, it did not achieve this goal by the end of 2025 due to the availability of viable recycled content in PET packaging, which is highly dependent on local recycling supply chains and dynamic market conditions. The company reached more than 50% recycled content in glass and cans, which means that 52.7% of its total 25 primary packaging globally is made from majority recycled content, and more than 99% is recyclable. AB InBev’s global product portfolio consists of aluminum cans, one-way glass, returnable glass, PET, and returnable kegs. In 2025, approximately 40.4% of the company’s global volume was sold in returnable glass bottles or in returnable kegs. 24 The total percentage of products in returnable packaging or made from majority recycled content is calculated by the sum of the % volume in returnable packaging formats and the sum of the % volume in one-way primary packaging formats that contain greater than 50% recycled content. AB InBev collects total tonnage data including the percentage of tonnage from recycled content, by material and by supplier. For recycled content, the company aggregates across countries and zones to calculate a global percentage of recycled content by material. Data on recycled content percentage is provided by suppliers and tracked regularly. Packaging purchases are derived from AB InBev’s own procurement system. 25 AB InBev’s primary packaging formats include recyclable packaging types (returnable kegs, cans, glass bottles, and PET). The recyclability of primary packaging reported does not account for the availability of local recycling supply chains. AB INBEV - ANNUAL REPORT 2025 - 177

AB InBev 2025 Circular Packaging Goal	2017	2018	2019	2020	2021	2022	2023	2024	2025
% Returnable packaging	47.2%	44.1%	43.4%	38.2%	37.0%	40.3%	41.2%	40.9%	40.4%
% Recycled content in primary packaging									
Glass	36.8%	40.5%	44.3%	45.8%	45.8%	48.0%	48.3%	50.0%	50.9%
Cans	59.7%	58.9%	59.3%	58.1%	56.2%	56.7%	61.3%	63.1%	66.2%
PET	23.3%	17.5%	27.5%	31.6%	23.3%	36.5%	42.6%	41.2%	41.8%

AB InBev's material resource inflows include:

1. Water. Refer to the Water section in these **Sustainability statements** for further details.
2. Main new primary packaging materials including one-way and returnable glass, aluminum cans, PET, and returnable kegs. Consistent with 2024, the absolute weight of primary packaging materials was approximately 6 million metric tonnes in 2025, of which 52.7% had reused or recycled components.
3. Agricultural crops including barley, corn, rice, and hops.[26] Consistent with 2024, the absolute weight of agricultural crops (biological materials) was approximately 9 million metric tonnes in 2025. The company does not currently have a definition of sustainably sourced. Refer to the **Agriculture and natural resources** section of these **Sustainability statements** for information on policies and actions related to agriculture.

In addition to beer, AB InBev's material resource outflows include:

1. Primary packaging material, of which more than 99% is recyclable, and secondary packaging material. Packaging is considered both an in-flow and an out-flow.
2. Brewery waste (including transport packaging waste and traditional facilities waste) and by-products (including spent grain and spent yeast).

The company continues to voluntarily pursue 100% recycling rates in its operations globally while complying with local laws and regulations. Waste and by-product streams relevant to the company's operations mainly include spent grains from the brewing process, which make up the majority of the company's brewery waste and by-products and are mainly used as animal feed. The total amount of waste and by-products not recycled in 2025 in the company's own operations is 286 thousand metric tonnes or 3.2% of the total waste and by-products generated. The company does not have targets on waste management.

Non-hazardous Waste and By-Products Metrics (in thousand metric tonnes)[27]	2025	2024
Total diverted from disposal – reused	139	338
Total diverted from disposal – recycled	8,600	8,806
Total diverted from disposal – other recovery operation	72	43
Total Waste and By-Products Diverted from Disposal	**8,812**	**9,187**
Total directed to disposal – incineration	8	10
Total directed to disposal – landfill	66	69
Total directed to disposal – other disposal operation	0	10
Total Waste and By-Products Directed to Disposal	**74**	**89**
Total Waste and By-Products Generated in Own Operations	**8,886**	**9,276**

2.4 Agriculture and Natural Ecosystems

AB InBev depends on high-quality agricultural crops and water from healthy natural ecosystems to brew its beers and it strives to protect and restore biodiversity through its work in watersheds and agriculture. With a value chain deeply rooted in the world's natural ecosystems, the company aims to identify how to minimize its impact on nature while exploring opportunities to invest in nature-based solutions in agriculture and watershed restoration and conservation.

[26] Barley, corn, rice, and hops are considered the most material agricultural inflows based on the percentage spend of total raw materials and the importance of the crop to beer production.
[27] In calculating waste and by-products generated, the company obtained 98% of reported metrics from direct measurement and 2% from best estimates. The company does not generate radioactive waste. The total amount of hazardous waste it generates is immaterial. To ensure the avoidance of double counting, the company's sites map the entire waste management process to ensure that reported waste and by-product volumes are not counted at multiple points, such as during transfer between sites or recycling.

AB INBEV – ANNUAL REPORT 2025 – 178

A significant portion of the company’s operating expenses is related to raw materials and commodities. The supply and price of raw materials and commodities used to produce the company’s products can be affected by factors including the level of crop production around the world, extreme weather conditions, natural disasters, and others. The company’s Water Policies & Principles and Environmental Policy & Principles address its approach to biodiversity and natural ecosystems. See the Water and Climate sections in these Sustainability statements respectively for further details on the scope of these policies and for ambitions in these areas. AB InBev works toward more responsible sourcing in its direct agriculture programs by promoting sustainable agricultural practices such as building resilience through crop management, improved varieties, and risk mitigation tools, while also exploring how agriculture can be part of the solution to help reduce GHG emissions, protect watersheds, and improve biodiversity. Aligned with its 2025 Smart Agriculture Goal, the company continued to implement its soil health framework, launched in 2020 in partnership with The Nature Conservancy, to provide a path for its agronomists and researchers to design and measure the impact of soil health, water, and biodiversity initiatives in the field. These practices may also support local economic development through improved crop yields. For more information on the company’s 2025 Smart Agriculture Goal, see the Workers in the value chain section in these Sustainability statements. AB InBev operates in many ecosystems around the world. While AB InBev does not currently have a standalone biodiversity resilience analysis, transition plan, biodiversity target or policy, the company has been working actively on the topic through its 2025 Water Stewardship (see the Water section in these Sustainability statements) and Smart Agriculture Goals (see the Workers in the value chain section in these Sustainability statements). 2.5 Disclosures Pursuant to Article 8 of the EU Taxonomy Regulation Overview of the EU Taxonomy Regulation This section contains the EU Taxonomy disclosures required by Article 8 of Regulation 2020/852 (the EU Taxonomy Regulation). Article 9 of the EU Taxonomy Regulation identifies the following six environmental objectives: 1. climate change mitigation (CCM), 2. climate change adaptation (CCA), 3. the sustainable use and protection of water and marine resources, 4. the transition to a circular economy, 5. pollution prevention and control, and 6. the protection and restoration of biodiversity and ecosystems. The EU has published a catalog of economic activities that can be considered for these objectives (the Delegated Regulations). The company’s view is that its core economic activities related to producing and selling beer are not covered by the Delegated Regulations and consequently are not currently considered for Taxonomy purposes. For reporting in 2025, the proportion of Taxonomy-eligible and aligned economic activities in turnover, capital expenditure (Capex) and operating expenditure (Opex) must be disclosed. Application of the EU Taxonomy Regulation The amounts used for the calculation of the turnover, Capex and Opex ratios are based on the reported data in the Consolidated financial statements in this report. As none of the company’s revenue-generating activities are described currently in the Delegated Regulations, its EU Taxonomy-eligible turnover for 2025 is zero. For the same reason, the company does not report any Capex related to assets or processes associated with taxonomy-aligned economic activities or Capex that is part of a plan to expand taxonomy-aligned economic activities. Consequently, the company only reports Capex and related Opex resulting from the acquisition of products classified as taxonomy-eligible economic activities (and are not directly related to the company’s turnover-generating activities). As these activities are not tied directly to the company’s core revenue-generating 28 29 activities, its current Taxonomy-eligible Capex and Opex ratios are by year-end 2025 approximately 2.0% and 3.4% 28 The eligible Capex metric is defined as Taxonomy-eligible Capex (numerator) divided by the company’s total Capex (denominator). Total Capex includes additions to property, plant and equipment, intangible assets (excluding goodwill), and right-of-use assets, including additions resulting from business combinations. AB InBev’s total Capex can be reconciled to notes 13 and 15 of the Consolidated financial statements in this report. 29 The eligible Opex metric is defined as Taxonomy-eligible Opex (numerator) divided by the company’s total Opex (denominator). Total Opex consists of direct non-capitalized costs that relate to research and development, building renovation measures, short-term lease and maintenance and repair and can be found in various lines in the company’s income statement. AB INBEV - ANNUAL REPORT 2025 - 179 respectively. Eligible Capex and Opex mainly include installation and maintenance of energy efficiency equipment in the company’s operations (i.e., boilers, compressors), acquisition of buildings and warehouses, and water treatment installations. It is relevant to clarify that “non-eligibility” under the EU Taxonomy Regulation refers to the fact that the activities at present remain outside of the scope of the economic activities for which technical screening criteria have been developed under the Delegated Regulations. As such, non-eligible actives under the EU Taxonomy should not be interpreted as an indication of AB InBev’s sustainability performance or ambition. Additionally, the company would expect these key performance indicators to substantially increase if and when the specific economic activity “manufacturing of food products and beverages” is added to the Delegated Regulations. Using the guidance provided in the Regulation to screen the company’s Taxonomy-eligible activities, its current Taxonomy- 30 31 aligned Capex and Opex ratios are by year-end 2025 approximately 0.4% and 1.3% , respectively. For economic activities that have had the potential to substantially contribute to multiple environmental objectives, the company assigned climate change mitigation as the most relevant objective for these economic activities to avoid double counting. Local teams and project owners assessed the Substantial Contribution and Do No Significant Harm alignment criteria for individual projects using supplier documentation and other available information. Opex alignment was assumed to be the same as the related Capex alignment percentage. Compliance with minimum safeguards was assessed at the company level, using a two-dimensional assessment approach. Adequate processes have been implemented to prevent negative impacts and outcomes are monitored to check whether the company’s processes are effective. The detailed tables can be found in Appendix II, which is an integral part of these Sustainability statements. The company expects that the EU Taxonomy will continue to evolve, and the delegated acts will be integrated progressively, to include all the activities with the potential to contribute to the six environmental objectives. The company may revise the definitions used to derive alignment data, in response to these developments, as it continues to develop its understanding of the EU Taxonomy. Although these ratios do not currently concern AB InBev’s core activities, the company has analyzed the eligibility and alignment ratios. Capex and Opex for activities performed outside the EU were deemed in many cases not Taxonomy-aligned for this report. AB InBev applies the simplified amended Delegated Act as adopted by the European Commission and applicable to reporting periods beginning on or after 1 January 2026. Current other activities and outlook on our potential for Taxonomy eligibility and alignment going forward AB InBev continues to explore ways to reduce its emissions through its commercial strategy and invest in the decarbonization of its operations and value chain as part of the company’s 2025 Climate Action Goal and ambition to achieve net zero by 2040. AB InBev will continue to assess its Taxonomy-eligible and -aligned activities considering the evolving legal framework of the EU Taxonomy Regulation and to further integrate the requirements of the EU Taxonomy framework in its business model and reporting policies and procedures once its revenue-generating activities are added in the Delegated Regulations. 30 The aligned Capex metric is defined as Taxonomy-aligned Capex (numerator) divided by the company’s total Capex (denominator). 31 The aligned Opex metric is defined as Taxonomy-aligned Opex (numerator) divided by the company’s total Opex (denominator). AB INBEV - ANNUAL REPORT 2025 - 180

3. Social Statements 3.1 Own Workforce With employees in more than 40 countries, AB InBev’s people represent various backgrounds from around the world. The company’s workforce-related impacts and risks were assessed in collaboration with its internal teams responsible for workforce management. The company seeks to attract and develop great people, and its ability to successfully recruit and retain talent contributes to employment, individual economic opportunities, and local economic development in its markets of operation. AB InBev’s strong corporate culture may contribute to a more engaged workforce. The company’s operations subject it and its employees working in certain roles and contexts to risks arising from labor practices, work conditions and employee safety, including road safety. As a signatory to the UN Global Compact, AB InBev is committed to business practices that respect human rights and that align with international standards of responsible business conduct including the International Bill of Human Rights and the International Labor Organization’s Declaration of the Fundamental Principles and Rights at Work. The company’s approach to human rights is based on the United Nations Guiding Principles on Business and Human Rights (UNGPs) and is outlined in its Global Human Rights Policy. The policy prohibits all forms of forced or compulsory labor; human trafficking, including arranging or facilitating the travel of another person with a view to that person being exploited; and the employment and exploitation of children within its facilities. This policy covers AB InBev employees and is periodically reviewed and modified. It is publicly available on the company’s website and the Chief Legal and Corporate Affairs Officer is responsible for its implementation. The company’s Anti-Harassment and Anti-Discrimination Policy aims to create a workplace free from all forms of harassment, including unfair discrimination, sexual harassment and sexual misconduct. This Policy defines discrimination and addresses inappropriate actions that are unwanted and unwelcome and/or which create an intimidating, offensive, or hostile work environment. The discrimination parameters defined by the policy include, but are not limited to, age, race, and physical or mental disability. The Chief Legal and Corporate Affairs Officer oversees this policy. The company’s Code of Business Conduct outlines its approach to diversity and creating and maintaining a workplace consistent with its principles and policies. For more information, see the Business conduct section in these Sustainability statements. To monitor, track and address potential risks and actual impacts related to its workforce, the company’s global Compliance Helpline is accessible worldwide, and offers employees and third parties direct access to AB InBev’s Ethics & Compliance team for reporting concerns. The Compliance Helpline is promoted to AB InBev’s employees through internal communications. Reported matters are assessed, remedied, and monitored on an individual basis. For more information, see the Business conduct section in these Sustainability statements. 32 The number of full-time equivalents (“FTE”) as of 31 December 2025 is approximately 137 thousand (144 thousand in 2024), representing a total headcount of approximately 143 thousand (151 thousand in 2024). The approximate number of FTEs at the end of the reporting period for countries in which the company has employees representing at least 10% of its total number of employees is as follows: Brazil (28 thousand), China (17 thousand) and Mexico (25 thousand). In 2024, these figures were as follows: Brazil (28 thousand), China (18 thousand) and Mexico (27 thousand). The company had a 18% employee turnover rate (19% in 2024) and approximately 24 thousand employees left the company in 2025 (approximately 27 thousand in 2024) due to voluntary and involuntary termination, and contracts ending. AB InBev’s employees consist of various types of workers, including, but not limited to, brewery staff, sales and marketing teams, procurement and supply chain, corporate and administrative functions. AB InBev’s total FTEs at the end of the reporting period included approximately 126 thousand permanent employees (133 thousand in 2024), 6 thousand temporary employees (6 thousand in 2024) and 5 thousand non-guaranteed hours employees (5 thousand in 2024). Of the company’s total employees, approximately 32 thousand have reported that they are female (34 thousand in 2024). For AB InBev’s employees by geography, refer to the Consolidated financial statements in this report. AB InBev's corporate culture revolves around 10 guiding principles which form the foundation of the company’s culture. These principles are integrated into people management, visually communicated, and reinforced through internal campaigns. The 32 Full-time equivalent (“FTE”) is a standardized measure representing the total number of employees adjusted for time allocation. The difference between reported figures for headcount and FTEs is driven mainly by part-time workers. AB INBEV - ANNUAL REPORT 2025 - 181 company assesses cultural performance at both individual and global levels ensuring continuous development of AB InBev's corporate culture.

The company measures and analyzes its culture using specific processes, including its annual Engagement Survey. Engagement is part of the company's talent retention strategy and its approach to managing associated risks and impacts. Within the company's performance management processes and as part of its due diligence, the annual Engagement Survey is shared with all active employees to monitor engagement. The Survey objectively assesses employee experience to inform engagement strategy and initiatives managed at a local level. In 2025, the company's annual Engagement Score increased to 91% from 89% in 2024. It includes feedback on rewards, recognition, well-being, belonging and comfort level reporting potential unethical behavior or other complaints without fear of retaliation. AB InBev's Chief People Officer oversees engagement.

In 2025, the company conducted an adequate wage review and concluded that all employees were being paid adequate wages, as defined by country benchmarks.[33]

The table below presents gender demographic metrics among the company's employees for 2025 and 2024:

Gender Demographic Metrics[34]	2025	2024
Number (headcount) of women in senior leadership	33	35
Percent of women in senior leadership	15%	15%
Number (headcount) of women in senior management	721	727
Percent of women in senior management	30%	29%

AB InBev works to achieve high standards of occupational safety throughout the organization and throughout its value chain, as articulated in the company's Global Health and Safety Policy. The policy is available on the company's website and covers all employees and contractors and others working on the company's behalf. Safety is embedded in the company's management systems, which cover 100% of its employees. The Chief Supply Officer is responsible for this policy.

The company's approach to safety focuses on mitigation. Based on safety data, the company develops and executes programs on process safety management, road safety and violence prevention. The company's global program, SAFE Together, supports its teams to make safer decisions by promoting ownership and communication. It provides training on hazard recognition to drive continuous improvement.

As of the year ended 31 December 2025, safety metrics included the following:

Safety Metrics[35]	2025	2024
Total Recordable Injuries (TRIs) of employees	598	645
Lost Time Injuries (LTIs) of employees	380	366
Fatalities of employees	3	3
Fatalities of other workers working on our sites	2	2

The rate of Total Recordable Injuries, including fatalities for employees, was 2.29 per 1 million hours worked.

3.2 Workers in the Value Chain

Workers in AB InBev's value chain represent various backgrounds. See the value chain description in the General statements in these **Sustainability statements** for a description of the types of workers in AB InBev's value chain.

As a global business with extended, local value chains AB InBev recognizes that human rights impacts can arise in any country. A substantial proportion of the company's operations are carried out in developing markets, which include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Ghana, Guatemala, Honduras, India, Lesotho, Mexico, Mozambique, Namibia, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia. The company's operations and value chain in these markets are subject to risks and impacts frequently

[33] For non-EEA countries, the company used the established adequate/living wages as benchmarks. For countries with no established adequate/living wages, the company used minimum wages as benchmarks. For EEA countries, the company used Directive (EU) 2022/2041 on adequate minimum wages in the European Union as benchmarks.
[34] Senior leadership is defined as employees responsible for vision, long-term goals, functional oversight and department-wide or region-wide objectives. Senior management is defined as senior leadership and employees responsible for tactical and operational management at the department or function level.
[35] Lost Time Injuries (LTIs) are defined as occupational injuries resulting in more than one-day absence from work. Total Recordable Injuries (TRIs) are defined as LTIs + modified duty injuries + medical treatment injuries.

AB INBEV – ANNUAL REPORT 2025 – 182

associated with operating in developing countries, which include human rights concerns like forced or child labor. The company’s value chain may subject workers in certain roles and contexts to risks arising from labor practices, work conditions and employee safety. Employment opportunities at the company and in its value chain may contribute to economic opportunities for local workers and businesses. AB InBev’s operations also subject the company to risks arising from labor practices, work conditions and employee health and safety. Negative publicity and campaigns, actions or statements by activists or other public figures, warranted or not, connecting the company, its supply chain, or its business partners with actual or perceived workplace and human rights issues could adversely impact the company’s reputation. The company has adopted policies making commitments to respect human rights. Allegations, even if untrue, that the company is not respecting its commitments, or actual or perceived failure by its suppliers or other business partners to comply with applicable workplace and labor laws, could negatively affect the company’s reputation and the image and reputation of its brands and may adversely affect its business. Global, regional, and local economic challenges and uncertainty may adversely affect demand for the company’s products. AB InBev’s Global Human Rights Policy outlines the company’s approach and commitment to respecting human rights across its operations and value chain. For more information on AB InBev’s Global Human Rights Policy, refer to the Own workforce section in these Sustainability statements. The company’s Global Responsible Sourcing Policy outlines its approach and commitment to respecting human rights, labor standards, health and safety, and business integrity across its supply chain and addresses human trafficking, forced labor and child labor. AB InBev is committed to working with suppliers, vendors, agents, and contractors who share these values. The company expects its business partners to ensure that their employees, temporary and contract workers, and parties involved in their own supply chain also comply with this policy. The policy has been translated into local languages, communicated to vendors during contracting and included in certain contract clauses. The Chief Supply Officer oversees implementation of this policy. Respect for human rights is expected to be embedded across functions as well as global and local teams. At the global level, the company’s Global Compliance Committee is responsible for ensuring compliance with its policies. Legal and compliance teams can include representatives from different functions to identify human rights impacts on a local level. Due diligence is a key enabler of the company’s approach for compliance with its policies and its commitment to responsible business practices. The company’s due diligence includes efforts to identify, prevent and mitigate potential risks or issues, as well as periodic engagement with value chain workers or credible proxies. In 2025, AB InBev’s value chain consists of various types of workers, including, but not limited to, farmers, factory workers, brand promoters, professional services staff and logistics personnel. Refer to the General statements in these Sustainability statements for more detail on the company’s engagement with value chain workers. Additionally, the company’s procurement management system supports the risk management process, which includes screening of suppliers. The company conducts deeper due diligence for suppliers identified as potentially high risk through its screening processes. This due diligence is based on the Sedex Members Ethical Trade Audit (SMETA) methodology, which uses a combination of site-level assessment questionnaires, onsite audits and independent third-party interviews directly with workers. The due diligence process is designed to provide the company with insight into the issues in its value chain and enables it to monitor cases and take action as appropriate. The company’s Chief Sustainability Officer and Chief Procurement Officer review the due diligence outcomes periodically. The Global Responsible Sourcing Policy is intended to encourage workers in the value chain to raise concerns through their employers’ grievance mechanisms, while also requiring suppliers to ensure that their workers are aware of the mechanisms and how concerns are handled. Under the policy, suppliers must notify AB InBev of any reports of violations to the Global Responsible Sourcing Policy. While AB InBev does not directly oversee suppliers’ grievance mechanisms, the company’s Compliance Helpline is available to all stakeholders to raise concerns. Reports received by AB InBev are taken seriously and are assessed and addressed in accordance with internal policies and applicable laws. Refer to the Business conduct section in these Sustainability statements for information about the company’s policy to protect against retaliation for individuals that use channels to raise concerns and the Code of Business Conduct. The company seeks to promote growth and improved livelihoods in communities across its value chain through programs that are designed to support digital, financial and social inclusion. The company’s e-commerce platform, BEES, aims to make retailers’ businesses more profitable and manageable while strengthening AB InBev’s own value proposition and optimizing its business. BEES is active in 29 markets offering assistance to retailers in accessing financial services, developing business skills and uncovering valuable business insights. AB INBEV - ANNUAL REPORT 2025 - 183

Agriculture is a focus area for action related to responsible sourcing and human rights. The company aims to take a farmer-centric approach with respect to agriculture workers in its value chain. In addition to the Global Responsible Sourcing Policy, the company's Responsible Sourcing Principles for Farms provides additional principles to apply across a broad range of agricultural contexts, as it works with and engages with more than 20,500 direct farmers,[36] ranging from large commercial farmers to smallholder farmers. It also uses direct and local connections with farmers, secured through agronomists and researchers on the ground, to support training and upskilling farmers in its value chain and to work toward its Smart Agriculture Goal that 100% of its direct farmers will be Skilled, Connected and Financially Empowered by 2025.

In 2025, the company achieved this goal with 100% of direct farmers in the company's value chain considered Skilled, Connected, and Financially Empowered.

AB InBev 2025 Smart Agriculture Goal[37]	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
Direct Farmers Skilled, Connected and Financially Empowered							
Skilled	49%	75%	74%	89%	95%	100%	100%
Connected	44%	57%	64%	72%	92%	100%	100%
Financially Empowered	34%	59%	68%	72%	86%	100%	100%

3.3 Consumers and End Users

Responsible Drinking & Moderation

Beer is part of celebrating life's moments throughout the world. It is brewed locally with simple ingredients, and a driver of economies and jobs. Consuming beer responsibly has been part of culture and sociability for thousands of years. As consumers are increasingly embracing moderation as part of their balanced lifestyles, beer is well-suited to meet their needs. As the world's leading brewer, the company is committed to promoting moderation and responsible drinking.

In recent years, public and political attention has been directed at the soft drinks and alcohol beverage industries globally. Concerns about the health consequences of consuming alcohol beverages and increased activity from activist groups, public health organizations and other governmental and regulatory bodies advocating for measures designed to reduce the consumption of alcohol beverages and addressing the public regarding health and alcohol consumption may reduce demand for alcohol beverages generally or negatively impact investor perception, which could adversely affect the company, its marketers, distributors and customers. AB InBev remains committed to promoting moderation through its Smart Drinking initiatives. Nevertheless, AB InBev may be criticized and experience an increase in the number of publications and studies debating its efforts to promote moderation. AB InBev continues to monitor the evolving global policy framework so that the distinct role beer plays in a society that values both moderation and personal choice continues to be recognized.

AB InBev's marketing efforts, along with those within its downstream value chain, are subject to restrictions on the permissible advertising style, media channels and messages used. Any additional local restrictions, or the introduction of similar restrictions in other countries, may constrain the company's marketing activities and the popularity of its brands. Research indicates that individual patterns of consumption may be improved by reminding consumers that moderation and control are the group norms. Through social norms marketing, the company aims to improve consumption patterns by promoting social norms that produce positive outcomes. By expanding its portfolio of no-alcohol and lower-alcohol products to give consumers balanced choices, the company seeks to enable moderation and responsible drinking worldwide.

AB InBev's Responsible Marketing and Communications Code (RMCC) sets the standards for its marketing and commercial communication worldwide to ensure that commercial communications are aimed only at individuals above the legal drinking age and are carried out responsibly. The company's marketers, distributors and customers share similar impacts and are subject to the same legal drinking age requirements. As a result, employees and the company's relevant contractors and agencies are trained periodically in matters related to the RMCC. The RMCC applies to all consumers. The Chief Legal and Corporate Affairs Officer and the Chief Marketing Officer are responsible for implementing the RMCC which is both available

[36] A direct farmer is a farmer with whom AB InBev has a direct sourcing relationship for a priority crop through a contract between AB InBev and the farmer or between AB InBev and a third party on behalf of the farmer.

[37] A Skilled farmer: (i) has access to an approved variety; (ii) has access to a crop protocol; and (iii) has access to technical advice based on crop protocol through at least two engagements per year. A Connected farmer: receives insights from a digital platform (commercial farmers) or at least three digital communications during the year on market, weather or agronomic advice (smallholder farmers). A Financially Empowered farmer: has access to appropriate cost sharing or risk mitigation tools (commercial farmers) or receives financial training annually and has access to an appropriate financial product or solution (smallholder farmers).

AB INBEV – ANNUAL REPORT 2025 – 184

on the company’s website and shared with all employees. Consumers and end users are also covered by the company’s Global Human Rights policy. Refer to the Own workforce section in these Sustainability statements for further details on this policy. Refer to the Business conduct section in these Sustainability statements for further detail on the company’s Whistleblower Policy. AB InBev engages with consumers and end users through its marketing practices at various stages and frequencies, and input is reflected in the relevant strategies. When it comes to responsible drinking and moderation, AB InBev focuses on four areas: • Social Norms Marketing: The company’s social norms marketing aims to use peer information to encourage moderate consumption. By informing consumers of the fact that the majority of those who consume alcohol do so in moderation, the company seeks to drive positive behavioral change and reinforce social expectations that those who drink should do so responsibly. AB InBev’s social norms efforts include investments in campaigns and programs aimed to improve consumer attitudes and behaviors toward moderation, the RMCC, and alignment with the International Alliance for Responsible Drinking’s International Digital Guiding Principles. The company has invested more than 1 billion USD in dedicated social marketing campaigns and related programs since 2016. • Programs: AB InBev focuses on programs grounded in evidence-based interventions, such as responsible beverage service training, screenings and brief interventions designed as preventive measures during outpatient and wellness visits, and road safety initiatives aiming to help governments improve their road safety management systems. Tracking and assessment of these programs is managed at a local level. In partnership with local experts, governments and the AB InBev Foundation, AB InBev supported 46 programs across 24 countries using these evidence-based techniques in 2025 (33 programs across 20 countries in 2024). • Providing balanced choices in the product portfolio: AB InBev’s portfolio includes no-alcohol beers in many markets. These include global brands like Corona Cero, Budweiser 0.0, Stella 0.0, and Michelob ULTRA Zero. In 2015, AB InBev led the industry by setting a goal to expand its no- and low-alcohol beer volume to represent 20% of its global beer volume by the end of 2025. In 2025, 6.2% of the company’s global beer volume was less than 3.5% alcohol by volume (ABV) compared to 6.3% in 2024. Although AB InBev has been striving to meet this goal, the company did not reach the 20% goal by 2025. In 2025, products at 4.5% ABV or below represented 52.9% of the 38 The company has continued to innovate its brewing process with company’s portfolio compared to 50.8% in 2024. advancements that allow it to rapidly scale non-alcohol offerings with superior taste. • Labeling: As part of AB InBev’s voluntary guidance labeling initiative, the company continues to include smart drinking label designs on primary product packaging in countries where there is currently no mandate for legal warnings. This includes labels with voluntary messaging that promotes responsible consumption such as “Don’t Drink and Drive,” “Not for Minors,” and “Not for Pregnant Women.” Product Quality AB InBev’s passion for beer is seen in its uncompromising commitment to quality so that its consumers enjoy the freshest, best-tasting beers. AB InBev follows a comprehensive quality management system at its breweries and facilities to maintain product safety and extends these standards to its suppliers as well. If any products are defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities, which could adversely impact its business, reputation, and performance. If consumers have any questions, comments, or issues, they may call the company’s toll-free customer service number printed on its packaging and speak to a company representative. In 2025, 100% of AB InBev’s sites were internally audited consistent with 2024, and 47% of these sites were externally audited against the BRC Global Standard Food Safety requirements, compared to 51% in 2024. The company also experienced an 20% year-over-year reduction in consumer complaints from 2024 to 2025. Consumer complaints are resolved on a case-by-case basis through management systems. 38 The global beer volume is based on global beer products sold in 2025 and 2024 respectively. AB INBEV - ANNUAL REPORT 2025 - 185

4. Governance Statements 4.1 Business Conduct As the world’s leading brewer, AB InBev operates in countries that have a broad range of cultures and business practices. While the company is committed to conducting business in a legal and ethical manner in compliance with local and international laws and regulations applicable to its business, there is a risk that management or employees may take actions that violate applicable laws and regulations, including those related to anticorruption. If AB InBev does not successfully comply with applicable laws, regulations, and trade restrictions, it could become subject to fines, penalties, or other regulatory sanctions, as well as adverse reputational impacts. In addition, regulators in various jurisdictions have increasing attention on environmental, social, and other sustainability issues, and have adopted or proposed laws, regulations and policies that continue to expand, evolve, and in some cases, diverge on these topics, including those related to sustainability disclosures that may expand the nature, scope and complexity of matters that AB InBev is required to control, assess and report. As a result, the company may be subject to additional compliance risk. The company is exposed to developing market risks, including political instability or insurrection, financial risks, foreign exchange risks, political and economic changes, actions of governmental authorities affecting trade and foreign investment including global and local tariffs, interpretation and application of local laws and regulations, local labor conditions and regulations, lack of upkeep of public infrastructure, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement. These various factors could adversely impact AB InBev’s business, results of operations and financial condition. The company’s inability to satisfy the changing requirements, demands and expectations of a wide range of stakeholders, including regulators, investors, customers, suppliers, and local communities, could increase the company’s risks and liabilities, damage the company’s reputation or the image and reputation of its brands, and have negative effects on the business and profitability. Negative publicity surrounding the company, its brands, its activities, its advertising campaigns, its personnel or its business partners and consumer perception of the company’s response to sustainability, political and social issues, whether warranted or not, could damage the company’s reputation and may decrease demand for the company’s products. For a discussion of AB InBev’s material contingencies, see note 29 to the Consolidated financial statements in this report. The company’s Code of Business Conduct is a practical guide to living its principles and values every day. AB InBev’s Code of Business Conduct (Code) contains ethical principles designed to align with the International Labor Organization (ILO) Standards and includes policies that define employees’ responsibilities and expected behavior, addressing key risk areas such as anti-corruption, human rights, safety of workers, human trafficking, use of forced or child labor, digital ethics and data privacy, harassment and discrimination, and conflict of interest. AB InBev works to ensure suppliers’ compliance with the Code’s ethical principles on corruption and bribery as part of its due diligence and risk assessment process for suppliers. The company works to screen new suppliers to categorize corruption and bribery risk level based on likelihood of interacting with public officials and other factors. Vendors are then screened at a regular cadence with more frequent due diligence review on high-risk suppliers to ensure compliance with the Code of Conduct. For more information on AB InBev’s approach to supplier relationships and due diligence, refer to the Workers in the value chain section in these Sustainability statements. Through its Global Whistleblower Policy, AB InBev encourages colleagues to raise any concerns. The company has a zero- tolerance policy towards any threatened or actual retaliation against any persons, who, in good faith, raise concerns or participate in an investigation. Any concerns with respect to potential violations of the company’s Code, policies and applicable laws or regulations, can be reported through the company’s Compliance Helpline. The Helpline is a secure means of reporting and is available 24/7 for both internal and external users. Reports can be filed in different languages, and if desired and permitted by local law, anonymously. Reports are reviewed by the Ethics & Compliance team, in line with its Investigation Guidelines that govern the company’s investigation process. Escalation and recusal rules are embedded into the company’s process to avoid conflicts of interest. Important matters and the outcomes of investigations are periodically reported to the Global Compliance Committee comprising senior management, AB InBev’s Board of Directors and Audit Committee as needed. AB InBev annually launches a series of mandatory training modules overseen by the Ethics & Compliance team to educate the workforce on its Code and key policies. In 2025, the company conducted global training on the Code of Business Conduct AB INBEV - ANNUAL REPORT 2025 - 186

including topics such as Responsible Drinking, Anti-Corruption, Antitrust, Anti-Harassment and Anti-Discrimination and Data Security. The annual compliance training package includes a mandatory attestation. The Anti-Corruption module specifically reinforces the company’s zero tolerance policy toward bribery and corruption and emphasizes the importance of third-party due diligence. Over 51 thousand employees from all functions of the organization completed the trainings online including the full senior leadership team. Policies are also available to employees in multiple languages online and communicated to 39 employees periodically. In 2025, employee onboarding training for full-time employees included the Code of Business Conduct, Anti-Corruption, Anti-Harassment, Anti-Money Laundering and International Trade Compliance, Antitrust, Conflict of Interest, Digital Ethics, and Human Rights. The Board receives ad hoc trainings on compliance matters as relevant. To support employees on the application and interpretation of the company’s policies, AB InBev provides employees with direct access to the Ethics & Compliance team through the Compliance Helpline to seek guidance, request approvals related to certain compliance matters, or report concerns. All submissions undergo comprehensive review by specialized teams. Global and local teams follow up on reports based on guidelines and action plans. 39 Trainings are mandatory for 100% of employees except for those on leave or employed in certain jurisdictions that require different trainings. AB INBEV - ANNUAL REPORT 2025 - 187

5. Assurance Report LIMITED ASSURANCE REPORT OF THE STATUTORY AUDITOR TO THE GENERAL SHAREHOLDERS’ MEETING ON THE CONSOLIDATED SUSTAINABILITY STATEMENTS OF ANHEUSER-BUSCH INBEV NV/SA FOR THE ACCOUNTING YEAR ENDED ON 31 DECEMBER 2025 We present to you our statutory auditor’s report in the context of our legal limited assurance engagement on the consolidated sustainability statements of Anheuser-Busch InBev NV/SA (the “Company”) and its subsidiaries (jointly “the Group”). The consolidated sustainability statements of the Group are included in section “Sustainability statements” of the annual report on 31 December 2025 and for the year then ended (hereafter “the consolidated Sustainability statements”). We have been appointed by the general meeting d.d. 29 April 2025, following the proposal formulated by the board of directors and following the recommendation by the audit committee to perform a limited assurance engagement on the consolidated Sustainability statements of the Group. Our mandate will expire on the date of the general meeting which will deliberate on the annual accounts for the year ended 31 December 2027. We have performed our assurance engagement on the consolidated Sustainability statements for two consecutive years. Limited assurance conclusion We have conducted a limited assurance engagement on the consolidated Sustainability statements of the Group. Based on the procedures we have performed and the assurance evidence we have obtained, nothing has come to our attention that causes us to believe that the consolidated Sustainability statements of the Group, in all material respects: ● have not been prepared in accordance with the requirements of article 3:32/2 of the Companies’ and Associations’ Code, including compliance with the applicable European Sustainability Reporting Standards (ESRS); ● are not in accordance with the process (the “Process”) carried out by the Group, as disclosed in note “General statements” of the consolidated Sustainability statements, to identify the information reported in the consolidated Sustainability statements on the basis of ESRS; and ● do not comply with the requirements of article 8 of EU Regulation 2020/852 (the “Taxonomy Regulation”) disclosed in subsection “Climate” within note “Environmental statements” of the consolidated Sustainability statements. Basis for conclusion AB INBEV - ANNUAL REPORT 2025 - 188

We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance engagements other than audits or reviews of historical financial information (“ISAE 3000 (Revised)”), as applicable in Belgium. Our responsibilities under this standard are further described in the “Responsibilities of the statutory auditor on the limited assurance engagement on the consolidated Sustainability statements” section of our report. We have complied with all ethical requirements that are relevant to assurance engagements of sustainability statements in Belgium, including those related to independence. We apply International Standard on Quality Management 1 (ISQM 1), which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We have obtained from the board of directors and Company officials the explanations and information necessary for performing our limited assurance engagement. We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Responsibilities of the board of directors relating to the preparation of the consolidated Sustainability statements The board of directors is responsible for designing and implementing a Process and for disclosing this Process in note “General statements” of the consolidated Sustainability statements. This responsibility includes: ● understanding the context in which the activities and business relationships of the Group take place and developing an understanding of its affected stakeholders; ● the identification of the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect the Group’s financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium-, or long- term; ● the assessment of the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and ● making assumptions that are reasonable in the circumstances. The board of directors is further responsible for the preparation of the consolidated Sustainability statements, which includes the information established by the Process: ● in accordance with the requirements referred to in article 3:32/2 of the Companies’ and Associations’ Code, including the applicable European Sustainability Reporting Standards (ESRS); and ● in compliance with the requirements of article 8 of EU Regulation 2020/852 (the “Taxonomy Regulation”) disclosed in subsection “Climate” within note “Environmental statements” of the consolidated Sustainability statements. This responsibility comprises: AB INBEV - ANNUAL REPORT 2025 - 189

● designing, implementing and maintaining such internal control that the board of directors determines is necessary to enable the preparation of the consolidated Sustainability statements that is free from material misstatement, whether due to fraud or error; and ● the selection and application of appropriate sustainability reporting methods and making assumptions and estimates that are reasonable in the circumstances. Those charged with governance are responsible for overseeing the Group’s sustainability reporting process. Inherent limitations in preparing the consolidated Sustainability statements In reporting forward-looking information in accordance with ESRS, the board of directors is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the Group. Actual outcomes are likely to be different since anticipated events frequently do not occur as expected, and the deviation from that can be of material importance. Responsibilities of the statutory auditor on the limited assurance engagement on the consolidated Sustainability statements Our responsibility is to plan and perform the assurance engagement with the aim of obtaining a limited level of assurance about whether the consolidated Sustainability statements contain no material misstatements, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or errors and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users taken on the basis of the consolidated Sustainability statements. As part of a limited assurance engagement in accordance with ISAE 3000 (Revised), as applicable in Belgium, we apply professional judgment and maintain professional skepticism throughout the engagement. The work performed in an engagement aimed at obtaining a limited level of assurance, for which we refer to the section Summary of work performed, is less in scope than in an engagement aimed at obtaining a reasonable level of assurance. Therefore, we do not express an opinion with a reasonable level of assurance as part of this engagement. As the forward-looking information in the consolidated Sustainability statements and the assumptions on which it is based, are future related, they may be affected by events that may occur in the future and possible future actions by the Group. Actual outcomes are likely to be different from the assumptions, as the anticipated events frequently do not occur as expected, and the deviation from that can be of material importance. Therefore, our conclusion does not provide assurance that the reported actual outcomes will correspond with those included in the forward-looking information in the consolidated Sustainability statements. Our responsibilities regarding the consolidated Sustainability statements, with respect to the Process, include: ● obtaining an understanding of the Process, but not for the purpose of providing a conclusion on the effectiveness of the Process, including the outcome of the Process; and ● designing and performing work to evaluate whether the Process is consistent with the description of the Process by the Group, as set out in the note “General statements” in the consolidated Sustainability statements. Our other responsibilities regarding the consolidated Sustainability statements include: AB INBEV - ANNUAL REPORT 2025 - 190

● acquiring an understanding of the entity's control environment, the relevant processes, and information systems for preparing the sustainability information, but without assessing the design of specific control activities, obtaining supporting information about their implementation, or testing the effective operation of the established internal control measures; ● identifying where material misstatements are likely to arise, whether due to fraud or error, in the consolidated Sustainability statements; and ● designing and performing procedures responsive to where material misstatements are likely to arise in the consolidated Sustainability statements. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Summary of work performed A limited assurance engagement involves performing procedures to obtain evidence about the consolidated Sustainability statements. The procedures carried out in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. The nature, timing, and extent of procedures selected depend on professional judgment, including the identification of areas where material misstatements are likely to arise in the consolidated Sustainability statements, whether due to fraud or errors. In conducting our limited assurance engagement with respect to the Process, we have: ● obtained an understanding of the Process by: o performing inquiries to understand the sources of the information used by management (e.g., stakeholder engagement, business plans and strategy documents); and o reviewing the Group’s internal documentation relating to its Process. ● evaluated whether the evidence obtained from our procedures with respect to the Process implemented by the Group was consistent with the description of the Process set out in note “General statements” in the consolidated Sustainability statements. AB INBEV - ANNUAL REPORT 2025 - 191

In conducting our limited assurance engagement, with respect to the consolidated Sustainability statements, we have: ● obtained an understanding of the Group’s reporting processes relevant to the preparation of its consolidated Sustainability statements by obtaining an understanding of the Group’s control environment, processes and information system relevant to the preparation of the consolidated Sustainability statements, but not for the purpose of providing a conclusion on the effectiveness of the Group’s internal control; ● evaluated whether the information identified by the Process is included in the consolidated Sustainability statements; ● evaluated whether the structure and the presentation of the consolidated Sustainability statements is in accordance with the ESRS; ● performed inquiries of relevant personnel and analytical procedures on selected information in the consolidated Sustainability statements; ● performed substantive assurance procedures on selected information in the consolidated Sustainability statements; ● evaluated the methods/assumptions for developing estimates and forward-looking information as described in the section Responsibilities of the statutory auditor on the limited assurance engagement on the consolidated Sustainability statements ; and ● obtained an understanding of the Group’s process to identify taxonomy-eligible and taxonomy- aligned economic activities and the corresponding disclosures in the consolidated Sustainability statements. Statement related to independence Our registered audit firm and our network did not provide services which are incompatible with the limited assurance engagement, and our registered audit firm remained independent of the Group in the course of our mandate. Diegem, 11 February 2026 The statutory auditor PwC Bedrijfsrevisoren BV/PwC Reviseurs d'Entreprises SRL Represented by Peter D'hondt* Bedrijfsrevisor/Réviseur d'entreprises *Acting on behalf of Peter D’hondt BV AB INBEV - ANNUAL REPORT 2025 - 192

Appendix I: ESRS Reference Table

Material Topic	ESRS Disclosure #	Disclosure Description	Page	Other EU Legislation (if applicable)[40]
General Statements				
All	BP-1	General basis for preparation of the sustainability statement	164	
All	BP-2	Disclosures on specific circumstances	164	
All	GOV-1	Administrative, management and supervisory bodies	164	ESRS 2 GOV-1 21(d): 1; 3 ESRS 2 GOV-1 21(e): 3
All	GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	164	
All	GOV-3	Integration of sustainability-related performance in incentive schemes	164	
All	GOV-4	Statement on due diligence	165	ESRS 2 GOV-4: 1
All	GOV-5	Risk management and internal controls over sustainability reporting	165	
All	SBM-1	Sustainability-related strategy, business model and value chain	165	
All	SBM-2	Interests and views of stakeholders and stakeholder engagement	165	
All	SBM-3	Overview of material impacts, risks and opportunities and their interaction with strategy and business model	167	
All	IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities through the Double Materiality Assessment	167	
All	IRO-1	Description of how assets have been screened	167	
All	IRO-2	Disclosure Requirements in ESRS covered by the undertaking's sustainability statements	168	
Environmental Statements: Climate				
Climate	SBM-3	Material impacts, risks and opportunities related to Climate and their interaction with strategy and business model	171	
Climate	SBM-3	Resilience analysis and related details	171	
Climate	IRO-1	Process related to impacts on climate change	171	
Climate	E1-1	Transition plan for climate change mitigation and related metrics	174	E1-1 14: 4
Climate	E1-1	Undertakings excluded from Paris-aligned Benchmarks	175	E1-1 16(g): 2; 3
Climate	E1-2	Policies related to climate change mitigation and adaptation	171	
Climate	E1-3	Actions and resources in relation to climate change policies including decarbonization levers, potential outcomes, and CapEx and OpEx required to implement related to regulation (EU) 2021/2178	174	
Climate	E1-4	Targets and progress related to climate change mitigation and adaptation	175	E1-4 34: 1; 2; 3
Climate	E1-5	Energy consumption and mix	175	E1-5 37, 38, 40-43: 1
Climate	E1-6	Gross Scope 1, 2, 3 and Total GHG emissions	176	E1-6 44: 1; 2; 3
Climate	E1-6	Gross GHG emissions intensity	176	E1-6 53-55: 1; 2; 3
Agriculture & Natural Ecosystems	SBM-3	Material impacts, risks and opportunities related to Pollution and their interaction with strategy and business model	177	

[40] This column contains the material disclosures as listed in Appendix B of ESRS 2. Any excluded disclosure requirements and related datapoints in Appendix B are considered not material. The regulations in Appendix B are referenced as follows. 1: SFDR; 2: Pillar 3; 3: Benchmark Regulation; 4: EU Climate Law.

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Material Topic	ESRS Disclosure #	Disclosure Description	Page	Other EU Legislation (if applicable)[40]
Agriculture & Natural Ecosystems	E2-1	Pollution-related policies	177	
Agriculture & Natural Ecosystems	E2-2	Pollution-related actions and resources	177	
Agriculture & Natural Ecosystems	E2-3	Pollution-related targets	177	
Environmental Statements: Water				
Water	SBM-3	Material impacts, risks and opportunities related to Water and their interaction with strategy and business model	169	
Water	E3-1	Policies addressing impacts, risks and opportunities related to water	169	E3-1 9, 13: 1
Water	E3-2	Water-related actions and resources	169	
Water	E3-3	Water-related targets	170	
Water	E3-4	Water consumption and related metrics	170	E3-4 28(c), 29: 1
Environmental Statements: Agriculture and Natural Ecosystems				
Agriculture & Natural Ecosystems	SBM-3	Material impacts, risks and opportunities related to Agriculture & Natural Ecosystems and their interaction with strategy and business model	178	ESRS 2 – SBM-3, E4 16(a) (b) (c): 1
Agriculture & Natural Ecosystems	E4-1	Consideration of biodiversity in strategy and business model	179	
Agriculture & Natural Ecosystems	E4-2	Biodiversity and ecosystems-related policies	179	
Agriculture & Natural Ecosystems	E4-3	Biodiversity and ecosystems actions and resources	179	
Agriculture & Natural Ecosystems	E4-4	Biodiversity and ecosystems-related targets	179	
Responsible Sourcing	-	Sourcing practices	179	
Environmental Statements: Circular Economy and Resource Use				
Circular Economy	SBM-3	Material impacts, risks and opportunities related to circular economy and resource use and their interaction with strategy and business model	177	
Circular Economy	E5-1	Circular economy and resource use-related policies	177	
Circular Economy	E5-2	Circular economy and resources use-related actions	177	
Circular Economy	E5-3	Circular economy and resource use-related targets	177	
Circular Economy	E5-4	Material resource inflows	178	

AB INBEV - ANNUAL REPORT 2025 - 194

Material Topic	ESRS Disclosure #	Disclosure Description	Page	Other EU Legislation (if applicable)[40]
Circular Economy	E5-5	Material resource outflows	178	E5-5 37(d): 1
Social Statements: Own Workforce				
Our People	SBM-3	Material impacts, risks and opportunities related to own workforce and their interaction with strategy and business model	181	
Our People	S1-1	Own workforce-related processes	181	S1-1 20, 22 23: 1 S1-1 21: 3
Our People	S1-2	Own workforce engagement	181	
Our People	S1-3	Remediation processes and channels for own workforce to raise concerns	181	S1-3 32(c): 1
Our People	S1-4	Own workforce-related actions	181	
Our People	S1-6	Employee characteristics	181	
Our People	S1-9	Gender metrics	182	
Our People	S1-10	Adequate wage	182	
Our People	S1-14	Safety metrics	182	S1-14 88(b)(c): 1; 3
Our People	G1-1	Corporate Culture	182	
Local Economic Development	-	Employment	182	
Social Statements: Workers in the Value Chain				
Human Rights & Fair Labor Practices	SBM-3	Material impacts, risks and opportunities related to value chain workers and their interaction with strategy and business model	182	SBM3-S2 11(b): 1
Human Rights & Fair Labor Practices	S2-1	Value chain workers-related policies	183	S2-1 17, 18: 1 S2-1 19: 1; 3
Human Rights & Fair Labor Practices	S2-2	Value chain workers-related engagement	183	
Human Rights & Fair Labor Practices	S2-3	Remediation processes and channels for value chain workers to raise concerns	183	
Human Rights & Fair Labor Practices	S2-4	Value chain workers-related actions	183	
Human Rights & Fair Labor Practices; Local Economic Development; Responsible Sourcing	S2-5	Value chain workers-related targets	184	
Social Statements: Consumers and End Users				
Responsible Drinking & Moderation; Product Quality	SBM-3	Material impacts, risks and opportunities related to consumers and end users and their interaction with strategy and business model	184	

AB INBEV - ANNUAL REPORT 2025 - 195

Material Topic	ESRS Disclosure #	Disclosure Description	Page	Other EU Legislation (if applicable)[40]
Responsible Drinking & Moderation	S4-1	Consumers and end users-related policies	184	S4-1 16: 1 S4-1 17: 1; 3
Responsible Drinking & Moderation	S4-2	Consumers and end users-related engagement	185	
Responsible Drinking & Moderation	S4-3	Remediation processes and channels for consumers and end users to raise concerns	185	
Responsible Drinking & Moderation	S4-4	Consumers and end users-related actions	185	S4-4 35: 1
Responsible Drinking & Moderation	S4-5	Consumers and end users-related targets	185	
Product Quality	-	Product quality metrics	185	
Governance Statements: Business Conduct				
Business Conduct	SBM-3	Material impacts, risks and opportunities related to business conduct and their interaction with strategy and business model	186	
Business Conduct	GOV-1	Information about the composition, roles and responsibilities of the Board and its committees *Incorporated by reference to Corporate Governance Statement page 204*	164	
Business Conduct	G1-1	Business conduct policies	186	G1-1 10(b) (d): 1
Business Conduct	G1-2	Management of supplier relationships	186	
Business Conduct	G1-3	Business conduct processes	186	
Business Conduct	G1-4	Business conduct actions	186	

AB INBEV - ANNUAL REPORT 2025 - 196

Appendix II: Taxonomy Financial year 2025 Breakdown by environmental objectives of Taxonomy aligned activities Proportion of Taxonomy Taxonomy Propotion of Proportion of Not assessed aligned Taxonomy Proportion of Proportion of aligned Taxonomy Taxonomy activities activities in KPI (1) Total (2) aligned enabling transitional activities in eligible aligned considered non- previous activities (4) activities (12) activities (13) previous activities (3) activities (5) material (14) financial year financial year (2024) (15) (2024) (16) Text USD m % USD m % % % % % % % % % % USD m % Turnover 59,320 - - - - - - - - - - - - - - CapEx 4,562 2.0% 20 0.4% 0.4% - - - - - 0.4% - - 37 0.8% OpEx 519 3.4% 7 1.3% 1.3% - - - - - 1.3% - - 4 0.6% AB INBEV - ANNUAL REPORT 2025 - 197 Climate Change Mitigation (6) Climate Change Adaptation (7) Water (8) Circular Economy (9) Pollution (10) Biodiversity (11)

Reported KPI CapEx Financial year 2025 Environmental objective of Taxonomy aligned activities Proportion of Proportion of Monetary value of Proportion of Taxonomy Economic activities Enabling Transitional Code (2) Taxonomy eligible Taxonomy aligned Taxonomy aligned aligned in (1) activity (12) activity (13) Taxonomy CapEx (3) CapEx (4) CapEx (5) eligible (14) (E where (T where Text % (USD m) % % % % % % % % applicable) applicable) Renovation of existing 0.3% - - - - - - - - - - 0.0% CCM 7.2 buildings Installation, maintenance, repair of energy 0.9% 16.3 0.4% 0.4% - - - - - E - 39.6% CCM 7.3 efficiency equipment Acquisition and ownership of 0.2% 4.1 0.1% 0.1% - - - - - - - 56.6% CCM 7.7 buildings Construction, extension and operation of 0.2% - - - - - - - - - - 0.0% CCM 5.1 water collection, treatment and supply systems Construction, extension and operation of 0.5% - - - - - - - - - - 0.0% CCM 5.3 wastewater collection and treatment Sum of alignment per objective 0.4% - - - - - Total CapEx 2.0% 20.4 0.4% 0.4% - - - - - 0.4% 0.0% 22.1% AB INBEV - ANNUAL REPORT 2025 - 198 Climate Change Mitigation (6) Climate Change Adaptation (7) Water (8) Circular Economy (9) Pollution (10) Biodiversity (11)

Reported KPI OpEx Financial year 2025 Environmental objective of Taxonomy aligned activities Proportion of Proportion of Economic Activities Monetary value of Transitional Proportion of Enabling Code (2) Taxonomy eligible Taxonomy aligned Taxonomy (1) Taxonomy OpEx (4) activity (12) activity (13) OpEx (3) OpEx (5) aligned In Taxonomy eligible (14) (E where (T where Text % USD m % % % % % % % % applicable) applicable) Installation, maintenance, repair of energy 3.4% 6.9 1.3% 1.3% - - - - - E - 39.7% CCM 7.3 efficiency equipment Sum of alignment per objective 1.3% - - - - - Total OpEx 3.4% 6.9 1.3% 1.3% - - - - - 1.3% - 39.7% AB INBEV - ANNUAL REPORT 2025 - 199 Climate Change Mitigation (6) Climate Change Adaptation (7) Water (8) Circular Economy (9) Pollution (10) Biodiversity (11)

CORPORATE GOVERNANCE STATEMENT TABLE OF CONTENTS 201 215 Introduction Internal Control and Risk Management Systems 204 The Board of Directors 217 Shareholders’ structure 211 Chief Executive Officer and 220 Executive Management Items to be disclosed pursuant to Article 34 of the Belgian Royal 212 Decree of 14 November 2007 Senior Leadership Team 226 Remuneration AB INBEV - ANNUAL REPORT 2025 - 200

1. Introduction 1.1. The Belgian Code on Corporate Governance The corporate governance practices of Anheuser-Busch InBev, or AB InBev, are reflected in its Corporate Governance Charter, which is available on https://www.ab-inbev.com/investors/corporate-governance/corporate-governance- documents. The Charter is regularly updated. Anheuser-Busch InBev is a company incorporated under Belgian law with a primary listing on Euronext Brussels (Euronext: ABI) and with secondary listings on the Mexico Stock Exchange (MEXBOL: ANB) and the Johannesburg Stock Exchange (JSE: ANH) (ISIN: BE0974293251) and with American Depositary Shares (ADSs) listed on the New York Stock Exchange. As a Belgian company with a primary listing on Euronext Brussels, Anheuser-Busch InBev adheres to the principles and provisions of the 2020 Belgian Corporate Governance Code (www.corporategovernancecommittee.be) (the Corporate Governance Code), taking into account its specific status as a multinational group with secondary listings in Mexico and Johannesburg and with ADSs listed in New York. In line with AB InBev’s specific shareholding structure and the global nature of its operations, the company has departed in 2025 from the following soft-law principles of the Corporate Governance Code: Principle 4.19 of the Corporate Governance Code: “The Board should set up a nomination committee with the majority of its members comprising independent non-executive board members” - The Board of Directors appoints the chairman and members of the Nomination Committee from among the directors. As the committee is composed exclusively of non-executive directors, including one independent director, who all are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, the Board considers that the composition of this committee achieves the aim of Principle 4.19 of the Corporate Governance Code. Principle 7.6 of the Corporate Governance Code: “A non-executive board member should receive part of their remuneration in the form of shares in the company. These shares should be held until at least one year after the non-executive board member leaves the board and at least three years after the moment of award. However, no stock options should be granted to non-executive board members” - The share-based component of the directors’ remuneration is paid in the form of Restricted Stock Units. Such Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings). The shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of delivery and one year after the date of departure of the relevant director. However, the Board considers that the five-year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of Principle 7.6 of the Corporate Governance Code. 1.2. New York Stock Exchange Listing Further to the New York Stock Exchange listing of ADSs representing ordinary shares of AB InBev, the US Securities and Exchange Act of 1934, as amended, and the New York Stock Exchange Corporate Governance rules for Foreign Private Issuers are applicable to the company. As a result, AB InBev is also subject to the US Sarbanes-Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance. AB INBEV - ANNUAL REPORT 2025 - 201

1.3. Specific Corporate Governance initiatives 1.3.1. FOSTERING ETHICAL CONDUCT The Board of Directors and management of AB InBev are committed to promoting and maintaining the highest standards of ethical behavior and transparency. AB InBev has established ethical rules and internal codes and policies to reinforce this commitment. The Code of Business Conduct sets out the ethical standards to which all colleagues around the world are expected to adhere and provides guidance for interactions with third parties. It requires colleagues to comply with all applicable laws, to disclose any relevant conflicts of interest, to act in the best interest of the company, and to conduct all dealings in an honest and ethical manner. It covers confidentiality of information, limits on offering or accepting gifts or entertainment, and the appropriate use of the company’s property. The Code of Business Conduct includes policies which define colleagues’ responsibilities and expected behavior, and includes the Global Anti-Corruption, Human Rights, Data Privacy, Anti-Harassment and Anti- Discrimination, and Conflict of Interest Policies. As an example, the Global Anti-Corruption Policy states that AB InBev’s employees are strictly prohibited from, either directly or indirectly, giving, offering, promising, or authorizing anything of value, to anyone with the intent to exert improper influence or inducement, secure an improper commercial advantage for the company, or serve as a reward for past improper conduct. In line with this commitment to integrity, AB InBev encourages its colleagues and third parties to speak up through a global whistle-blowing system. This system provides a simple, secure, confidential and, if desired and permitted by applicable laws, anonymous manner to raise concerns or report actual or suspected violations of law or policies. The company also uses technology and its BrewRIGHT digital risk analytics systems to proactively monitor risk and potential violations of policy. 1.3.2. DEMONSTRATING COMMITMENT TO SHAREHOLDER COMMUNICATION AB InBev is committed to creating value for its shareholders. The company encourages its shareholders to take an active interest in the company. In support of this objective, it seeks to provide quality information, in a timely fashion, through a variety of communication tools. These include annual reports, half-yearly reports, sustainability reporting, quarterly statements, financial results announcements, briefings, and a section that is dedicated to investors on the AB InBev website (www.ab-inbev.com/investors). AB InBev recognizes that a commitment to disclosure builds trust and confidence with shareholders and the public in general. The company adopted a Disclosure Manual to demonstrate its commitment to best practices in transparency. This manual is designed to promote full, consistent and timely disclosure of company activities. 1.3.3. UPHOLDING SHAREHOLDER RIGHTS Prior to the annual shareholders’ meeting, shareholders are invited to submit any questions they have for the Chairman or the CEO for discussion during the meeting. The agenda for the shareholders’ meeting and all related documents are also posted on the AB InBev website at least 30 days in advance of any shareholders’ meeting. Shareholders have the right to vote on various resolutions related to company matters. If they are unable to attend a meeting, they can submit their votes by mail or appoint a proxy. Minutes of the meetings and results of the votes are posted on the AB InBev website shortly after the meeting (www.ab- inbev.com/investors/corporate-governance/shareholder-meetings). The convening notice for the upcoming annual shareholders’ meeting to be held on 29 April 2026 will be published on 27 March 2026 and will contain further information on the format of the meeting and modalities for participation. AB INBEV - ANNUAL REPORT 2025 - 202

1.3.4. PREVENTING THE ABUSE OF INSIDE INFORMATION The company’s Code of Dealing is applicable to all members of the Board of Directors, all members of senior management, all employees and certain associated persons. The Code of Dealing aims to prevent the abuse of inside information, especially in periods leading up to price-sensitive events or decisions or announcement of financial results. The Code of Dealing prohibits dealing in the company’s securities by certain persons during any closed period, e.g. a period of 30 days preceding any results announcement of the company. In addition, before dealing in any securities of the company, members of the Board of Directors, certain members of senior leadership, including all members of the Senior Leadership Team, and certain associated persons must obtain clearance in accordance with the procedure set forth in the Code of Dealing. Compliance with the Code of Dealing is reinforced and monitored through the company’s Compliance Program. In accordance with EU Regulation 596/2014 on market abuse (MAR), as amended, the company establishes lists of insiders when required. In addition, pursuant to the same regulation, (i) members of the Executive Committee (ExCom) and (ii) members of the Board of Directors notify their trades (above a 20,000 Euro yearly threshold) to the company and to the Belgian Financial Services and Markets Authority (FSMA), which publishes these notifications on its website. 1.3.5. CORPORATE SOCIAL RESPONSIBILITY AB InBev has included in this Annual Report sustainability statements in accordance with article 3:6/1 ff. and article 3:32/1 ff. of the Belgian Code of Companies and Associations (the Belgian Companies Code), which implement Directive 2022/2464 of the European Parliament and of the Council of 14 December 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting. 1.3.6. WORKPLACE POLICY AND PRINCIPLES The process for nominating and selecting candidates for the Board of Directors is described in the Corporate Governance Charter of Anheuser-Busch InBev. The company aims to have a balanced and diverse Board considering, among other things, the relevant skills, education, experience and background of directors. Currently, five out of 15 Board members are women (same ratio as last reporting year). Reference is made to section 2.1 of this Corporate Governance Statement for a short biography of each member of the Board of Directors, including their qualifications and background, as well as for further information on the applicable Belgian legal gender diversity requirements. AB InBev is proud to have an employee base of 137 nationalities across the business, with 23 nationalities represented on the SLT and the senior leadership level directly below the SLT. Two out of 18 members on the SLT are women (same ratio as last reporting year). Reference is made to section 4 of this Corporate Governance Statement for a short biography of each member of the SLT, including their qualifications and background. Reference is also made to the Own workforce section in the Sustainability statements in this Annual Report for more information on the overall representation of women in senior management. AB InBev continues working to attracting and developing great people while considering the relevant skills, education, experience and background of employees. The Company’s Global Code of Business Conduct outlines our approach to diversity and creating and maintaining a workplace consistent with our company principles and policies. We also engage with our colleagues through our annual engagement survey. The survey includes feedback on rewards, recognition, well-being, workplace and comfort level with reporting potential unethical behavior or other complaints without fear of retaliation. AB INBEV - ANNUAL REPORT 2025 - 203

2. The Board of Directors 2.1. Structure and composition The Board of Directors currently consists of 15 members, all of whom are non-executives. The roles and responsibilities of the Board, its composition, structure and organization are described in detail in Anheuser- Busch InBev’s Corporate Governance Charter. This Corporate Governance Charter includes the criteria that directors must satisfy to qualify as independent directors. Unless the shareholders’ meeting decides on a shorter term, directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, which is renewable. In accordance with article 19.4 (b) of our Articles of Association, Restricted Share Directors are appointed for renewable terms ending at the next ordinary shareholders’ meeting following their appointment. The appointment and renewal of mandates of directors (i) is based on a recommendation of the Nomination Committee, taking into account the rules regarding the composition of the Board that are set out in the Articles of Association (e.g., rules regarding number of independent directors and directors appointed upon proposal of the AB InBev Reference Shareholder and the Restricted Shareholders), and (ii) is subject to approval by the shareholders’ meeting. Pursuant to our Articles of Association, the Board is composed as follows, reflecting the company’s particular shareholder structure: •• four directors shall be independent directors appointed by the shareholders’ meeting upon proposal by the Board; and •• so long as the Stichting Anheuser-Busch InBev (the Reference Shareholder) and/or any of its Affiliates, any of their respective Successors or Successors' Affiliates own, in aggregate, more than 30% of shares with voting rights in the share capital of the company, eight directors shall be appointed by the shareholders’ meeting upon proposal by the Reference Shareholder and/or any of its Affiliates, any of their respective Successors or Successors' Affiliates; and •• so long as the holders of Restricted Shares (the Restricted Shareholders) (together with their Affiliates, any of their respective Successors and/or Successors' Affiliates) own in aggregate: − more than 13.5% of the Shares with voting rights in the share capital of the company, three directors will be appointed by the shareholders’ meeting upon proposal by the Restricted Shareholders (each such director a Restricted Share Director); − more than 9% but not more than 13.5% of the Shares with voting rights in the share capital of the company, two Restricted Share Directors will be appointed; − more than 4.5% but not more than 9% of the Shares with voting rights in the share capital of the company, one Restricted Share Director will be appointed; and − 4.5% or less than 4.5% of the Shares with voting rights in the share capital of the company, they will no longer have the right to propose any candidate for appointment as a member of the Board and no Restricted Share Directors will be appointed. The Articles of Association set out detailed rules regarding the calculation of the company’s share capital owned by the Reference Shareholder and the Restricted Shareholders for the purpose of determining director nomination rights. Affiliates and Successors have the meaning set out in the Articles of Association. In accordance with these provisions, the percentage of shares with voting rights in our share capital necessary for the appointment of directors as described in this section is determined 120 days before our annual shareholders’ meeting, i.e., 30 December 2025 for the meeting to be held on 29 April 2026. For purposes of this calculation, the denominator is determined in accordance with rules set out in article 20 of our Articles of Association, which excludes certain shares which have been disposed of by the company from the treasury shares the company held at the completion of the combination with SAB. In respect of our 2026 annual shareholders’ meeting, the Restricted Shareholders, together with their Affiliates and/or any of their Successors and/or Successors’ Affiliates, held in aggregate 262.0m shares with voting rights, representing 13.82% of the shares with voting rights in our share capital determined in accordance with the calculation method set forth in the Articles of Association. AB INBEV - ANNUAL REPORT 2025 - 204

The composition of the Board will be balanced primarily considering the respective skills, education, experience and background of each of the Board members.

AB InBev fully complies with the Belgian Code of Corporate Governance, which recommends that companies have at least three independent directors.

According to the Belgian Companies Code, at least one third of the directors have to be women. The company complies with this requirement, with five women currently on the Board (out of a total of 15 Board members). AB InBev will continue its efforts towards fostering gender diversity on its Board in the coming years.

The mandates of all three Restricted Share Directors ended at the annual shareholders' meeting held on 30 April 2025. In accordance with article 19.4 (b) of our Articles of Association, the mandates of Messrs. Martin J. Barrington, Salvatore Mancuso and Alejandro Santo Domingo were renewed for a one year term ending at the upcoming annual shareholders' meeting to be held on 29 April 2026.

The composition of Anheuser-Busch InBev's Board of Directors at the end of the reporting period is as follows:

Name	Date of birth Nationality	Function	Current Term started	Term expires
Independent Directors				
Lynne Biggar	1962, American	Non-Executive Independent director	2023	2027
Michele Burns	1958, American	Non-Executive Independent director	2024	2028
Aradhana Sarin	1974, American	Non-Executive Independent director	2023	2027
Dirk Van de Put	1960, Belgian	Non-Executive Independent director	2023	2027
Directors upon proposal of the AB InBev Reference Shareholder				
Paul Cornet de Ways Ruart	1968, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2024	2028
Sabine Chalmers	1965, American	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2023	2027
Grégoire de Spoelberch	1966, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2024	2028
Alexandre Van Damme	1962, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2024	2028
Claudio Garcia	1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2023	2027
Paulo Lemann	1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2024	2028
Nitin Nohria	1962, American	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2022	2026
Heloisa Sicupira	1987, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2023	2027
Directors upon proposal of the Restricted Shareholders (Restricted Share Directors)				
Martin J. Barrington	1953, American	Non-Executive director, nominated by Altria	2025	2026
Salvatore Mancuso	1965, American	Non-Executive director, nominated by Altria	2025	2026
Alejandro Santo Domingo	1977, Colombian	Non-Executive director, nominated by Bevco	2025	2026

AB INBEV - ANNUAL REPORT 2025 - 205

Mr. Barrington is a representative of the Restricted Shareholders. Born in 1953, he is an American citizen and graduated from Albany Law School of Union University with a Juris Doctorate Degree. He is the retired Chairman, Chief Executive Officer and President of Altria Group. During his 25 years at Altria Group, he served in numerous legal and business roles for Altria and its companies. These include Vice Chairman of Altria Group; Executive Vice President and Chief Administrative Officer of Altria Group; Senior Vice President and General Counsel of Philip Morris International (a separate public company spun-off from Altria Group in 2008); and Senior Vice President and General Counsel of Philip Morris USA. Before joining Altria, Mr. Barrington practiced law in both the government and private sectors. Ms. Biggar is an independent member of the Board. Born in 1962, she is a US citizen and graduated from Stanford University with a Bachelor’s Degree in International Relations and holds an MBA from Columbia Business School. She is a Senior Advisor at the Boston Consulting Group and is an independent Board director of Voya Financial, Inc., a leading health, wealth and investment company based in the US, of Hiscox Group, a global specialty insurer traded on the LSE, and of Finastra, a private equity owned financial services software company headquartered in the UK. She is also an independent Executive Committee member of Leading Hotels of the World. Ms. Biggar was Executive Vice President and Global Chief Marketing Officer at Visa from 2016 to 2022. Prior to joining Visa, she served as executive vice president of consumer marketing and revenue for Time, Inc., and before that, she spent more than 20 years at American Express in a variety of leadership positions. Ms. Biggar is also a Board member of The New 42nd Street and the global media trade group MMA Global. Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, Goldman Sachs International, Etsy and Circle Internet Group. From 2003 until 2013, she served as a director of Wal-Mart Stores. From 2013 to 2023, she served on the Board of Cisco Systems. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She currently serves on the Advisory Council of the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies. Ms. Chalmers is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1965, Ms. Chalmers is a dual American-British citizen and holds a Bachelor’s Degree in Law from the London School of Economics. She is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel, Company Secretary and Director of Regulatory Affairs of BT Group plc and is also a member of the Court of Directors of the Bank of England. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions. Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange U.K. and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive director of Eugénie Patri Sébastien SA, Adrien Invest, Floridienne S.A., Sibelco NV and several privately held companies. Mr. Garcia is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and is a graduate from Universidade Estadual do Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Garcia interned at Companhia Cervejaria Brahma in 1991 and was employed as a Management Trainee in February 1993. From 1993 until 2001, Mr. Garcia worked in several positions in finance, mainly in the area of corporate budgeting. In 2001, he started the first Shared Service Center for Ambev and in 2003 he became the head of both the Technology and Shared Services operations. Mr. Garcia participated in all M&A integration projects from 1999 until 2018. In 2005, he was appointed Chief Information and Shared Service Officer for InBev (following the combination of Ambev and Interbrew) in Leuven, Belgium. From 2006 to 2014, Mr. Garcia combined the functions of Chief People and Technology Officer. From 2014 to January 2018, Mr. Garcia was the Chief People Officer of Anheuser-Busch InBev. Mr. Garcia is a board member of Americanas SA, the Garcia Family Foundation, and Chairman of the Telles Foundation. AB INBEV - ANNUAL REPORT 2025 - 206

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. Mr. Lemann is a Founding Partner at Vectis Partners and is a board member of Lemann Foundation and Lone Pine Capital. Mr. Mancuso is a representative of the Restricted Shareholders. Born in 1965, he is a US citizen and holds a Bachelor’s Degree in Accounting from Iona College, USA. He serves as Executive Vice President and Chief Financial Officer for Altria Group and is a member of the Board of Directors of Altria Group. Over the course of his more than 32 years with Altria, he has held a variety of leadership roles across the Finance, Compliance and Strategy & Business Development organizations. Previous senior roles for Altria Group include Senior Vice President, Finance & Procurement, and Treasurer & Vice President, Investor Relations and Accounting. Prior to joining the Altria Group, Mr. Mancuso worked for Pittston Company. He also serves on the Boards of the Richmond Performing Arts Corporation (RPAC) and the GreenCity Community Development Authority (CDA). Mr. Nohria is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1962, he is an American citizen and graduated from Massachusetts Institute of Technology with a Ph.D. in Management and from the Indian Institute of Technology, Bombay, with a Bachelor of Technology in Chemical Engineering. Mr. Nohria started his career as a Harvard Business School faculty member in 1988 and served as its Dean from 2010 to 2020. He is currently a Professor at Harvard Business School and Chairman of Thrive Capital, a venture capital firm. Mr. Nohria also serves on the Boards of Directors of Alsym, The Bridgespan Group, Exor, Mass General Brigham, Rakuten Medical and Suffolk. Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a US, Colombian and Spanish citizen and obtained a B.A. in History from Harvard College. He is the Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which owns a diverse portfolio of industrial and media assets in Latin America. Mr. Santo Domingo is also a director of Life Time Group Holdings, Inc., an owner and operator of fitness centers in the United States and Canada, Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundación Santo Domingo. He is also a Member of the Boards of The Metropolitan Museum of Art, The British Museum, WNET, Mount Sinai Health System and Fundación Pies Descalzos, a foundation focused on assisting impoverished children in Colombia. He is a member of Harvard University’s Global Advisory Council (GAC). Dr. Sarin is an independent member of the Board. Born in 1974, she is a US citizen and holds a medical degree from the University of Delhi, India, and an MBA degree from Stanford Business School, USA. Dr. Sarin is Executive Director and Chief Financial Officer of AstraZeneca PLC since August 2021. Previously, she was Chief Financial Officer of Alexion, a rare disease biopharmaceutical company. Prior to Alexion, she was Managing Director, Corporate and Investment Banking at Citi Global Healthcare Banking, Managing Director of Healthcare Investment Banking at UBS, and worked at JP Morgan in the Mergers & Acquisitions advisory group. Dr. Sarin started her career practicing medicine in India and Africa. She is a member of the Board of Governors of the American Red Cross. Ms. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1987, she is a Brazilian citizen and is a graduate from Columbia University (USA) with an MBA degree and from Pontifícia Universidade Católica (Brazil) with a Bachelor’s Degree in Law, and is qualified to practice law in Brazil. She previously served on the Board of São Carlos Empreendimentos S.A. from 2018 to 2021. Ms. Sicupira began her career in 2011 as a lawyer specializing in capital markets. Since 2017 she has been an investment analyst and portfolio manager at LTS Investments and prior to that she was an investment analyst at MSD Capital. Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements. Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within AB INBEV - ANNUAL REPORT 2025 - 207

Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of several family-owned companies such as Patri S.A. (Luxembourg).

Mr. Van de Put is an independent member of the Board. Born in 1960, he is a dual citizen of Belgium and the US and holds a doctorate in veterinary medicine from the University of Ghent, Belgium. Mr. Van de Put is Chairman and CEO of Mondelēz International, the global leader in biscuits and chocolate, since 2017. He joined Mondelēz from McCain Foods Limited, the largest marketer and manufacturer of frozen French fries, potato specialties and appetizers, where he was President and CEO since 2010. Before joining McCain, he was President of the Global OTC Division of Novartis Inc., a Swiss pharmaceutical company, and spent more than a decade with Groupe Danone, a maker of dairy, water, baby food and clinical nutrition products, where he served as President of the Americas Division and joint President of the Fresh Dairy Division. In the first 15 years of his career, he held many sales and marketing roles in Europe and Latin America for Mars Inc., as well as The Coca Cola Company, where he served as President, Coca Cola Caribbean. He is the co-Chair of the Board of Directors at The Consumer Goods Forum, and has previously been a non-executive director of Mattel, a global toy company, and Keurig Dr Pepper, a coffee and drinks company.

2.2. Functioning

In 2025, the Board of Anheuser-Busch InBev held nine meetings, most of which were in person meetings. Certain of the meetings were held in the geographical zones in which the company has operations. On these occasions, the Board was provided with a comprehensive briefing of the relevant geographical zone and market, which included an overview of performance, key challenges facing the market and the steps being taken to address the challenges. These visits also provided the Board members the opportunity to meet with employees, trainees, consumers, customers and other stakeholders.

Other major Board agenda items in 2025 included geopolitical and macro-economic developments; the long-range plan (10YP); achievement of targets; sales figures and brand health; reporting and budget (1YP); consolidated results; strategic direction; culture and people, including management succession planning; reputation; executive compensation; new and ongoing investment; capital market transactions; financial profile and deleveraging; capital allocation initiatives; transformation initiatives; external growth and acquisitions; marketing strategy; consumer insights; corporate social responsibility and sustainability; risk management and compliance; cybersecurity and data privacy; as well as discussions on governance and Board succession planning.

The average attendance rate at Board meetings in 2025 was 94%.

In 2025, the Board has been assisted by four Committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

As per the date of this report, the composition of the Committees is as follows:

	Audit Committee	Nomination Committee	Finance Committee	Remuneration Committee
Martin J. Barrington	Member	Member		
Lynne Biggar	Member			
Michele Burns	Chair	Member	Member	Member
Sabine Chalmers		Member		
Paul Cornet de Ways Ruart			Member	
Grégoire de Spoelberch			Chair	
Claudio Garcia		Chair		Chair
Paulo Lemann			Member	
Salvatore Mancuso			Member	
Nitin Nohria			Member	
Aradhana Sarin	Member			
Alejandro Santo Domingo			Member	
Heloisa Sicupira		Member		
Alexandre Van Damme		Member		
Dirk Van de Put				Member

AB INBEV - ANNUAL REPORT 2025 - 208

AUDIT COMMITTEE In accordance with the requirements of the Belgian Companies Code, the Audit Committee is composed exclusively of non-executive Board members and at least one of its members qualifies as an independent director under Belgian law. In addition, Ms. Burns and Ms. Sarin have extensive experience in accounting and audit matters. Reference is made to section 2.1 for short biographies and overviews of their qualifications and experience. A majority of the voting members of the Audit Committee are independent directors as defined in the company’s Corporate Governance Charter and all of them are independent as defined in Rule 10A-3(b)(1)(ii) under the US Securities Exchange Act of 1934, as amended. In 2025, the Audit Committee met nine times. During its meetings, the Audit Committee reviewed the financial statements of the company, the annual report, half-yearly and quarterly statements, as well as related results announcements. The Committee also considered issues arising from internal audits conducted by the Internal Audit department and the implementation of the company’s Compliance Program. Obligations under the Sarbanes Oxley Act, the review of the independence of the external auditor, the company’s data privacy and cybersecurity programs, enterprise risk management processes, sustainability reporting and a quarterly status update of significant legal, reputation and regulatory risks were some of the other important topics on the agenda of the Committee in 2025. The members of the Committee attended all meetings, except for Mr. Barrington and Ms. Biggar who were each excused at one meeting (94% average attendance rate for all members of the Audit Committee). FINANCE COMMITTEE The Finance Committee met seven times in 2025. Committee discussions included treasury updates and overall risk management strategy including, but not limited to risks related to commodities, interest rates, currencies and liquidity, hedging policies, the debt profile and capital structure of the group, pensions, dividends and share buy-backs. The members of the Committee attended all meetings, except for Mr. Mancuso and Mr. Santo Domingo who were each excused at one meeting and Mr. Cornet who was excused at two meetings (92% average attendance rate for all members of the Finance Committee). NOMINATION COMMITTEE The Nomination Committee’s principal role is to guide the Board succession process. The Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and appointment by the shareholders’ meeting. The Nomination Committee met four times in 2025. Discussions included the nomination of directors for appointment or renewal, Board and Board Committee composition, management targets, the global management trainee program, people and culture, and succession planning for key executive functions. The members of the Committee attended all meetings (100% average attendance rate for all members of the Nomination Committee). REMUNERATION COMMITTEE In accordance with the requirements of the Belgian Companies Code, the Remuneration Committee is composed exclusively of non-executive Board members and a majority of its members (Ms. Michele Burns and Mr. Dirk Van de Put), qualify as independent directors under Belgian law. The Remuneration Committee’s principal role is to guide the Board on decisions relating to the remuneration policies for the Board, the CEO, the Executive Committee (ExCom) and the Senior Leadership Team (SLT) and on individual remuneration packages of directors, the CEO and other members of the ExCom and members of the SLT. The Remuneration Committee met five times in 2025. Discussions included achievement of targets, Executive and Board compensation, executive shares and Restricted Stock Unit plans, long-term Incentive grants, and compensation models. The members of the Committee attended all meetings, except for Mr. Van de Put who was excused at one meeting (93% average attendance rate for all members of the Remuneration Committee). AB INBEV - ANNUAL REPORT 2025 - 209

2.3. Evaluation of the Board and its committees For each financial year, the Board performs an evaluation of its performance at the initiative of the Chairman. The Board discusses the results of this evaluation in executive session in the absence of management. A third party may act as facilitator. As part of this evaluation process, each director is requested to comment on and evaluate the following topics: •• effectiveness of Board and Committee operations (e.g. checking that important issues are suitably prepared and discussed, time available for discussion of important policy matters, checking availability and adequacy of pre- read); •• the qualifications and responsibilities of individual directors (e.g. actual contribution of each director, the director’s presence at the meetings and his/her involvement in discussions, impact of changes to the director’s other relevant commitments outside the company); •• effectiveness of oversight of management and interaction with management; •• composition and size of the Board and Committees. Examples of relevant criteria that are considered include: •• director independence: an affirmative determination as to independence in accordance with the independence criteria published in the Corporate Governance Charter. •• other commitments of directors: the outside Board commitments of each director enhance experience and perspective of directors, but will be reviewed on a case-by-case basis to ensure that each director can devote proper attention to the fulfilment of his oversight responsibilities. •• disqualifying circumstances: certain circumstances may constitute a disqualification for membership on the Board (e.g. Board membership of a major supplier, customer or competitor of the company, membership of a federal or regional government). Circumstances will be evaluated on a case-by-case basis to ensure that directors are not conflicted. •• skills and previous contributions: the company expects that all directors prepare for, attend and participate actively and constructively in all meetings; exercise their business judgment in good faith; focus their efforts on ensuring that the company’s business is conducted so as to further the interests of the shareholders; and become and remain well informed about the company, relevant business and economic trends and about the principles and practices of sound Corporate Governance. Following review and discussion of the responses, the Chairman of the Board may table proposals to enhance the performance or effectiveness of the functioning of the Board and Committees. Advice can be requested from a third-party expert. The evaluation of the Audit Committee is a recurring agenda item for the Audit Committee and is performed about once a year. This evaluation is discussed at an Audit Committee meeting and includes assessment of its future planning, the appropriateness of the time allocated to its various areas of responsibility, its composition and any areas for improvement. Any major action points resulting therefrom are reported to the Board. 2.4. Certain transactions and other contractual relationships There are no transactions or other contractual relationships to be reported between the company and its Board members that gave rise to conflicting interests as defined in the Belgian Companies Code. The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose. AB INBEV - ANNUAL REPORT 2025 - 210

3. Chief Executive Officer and Executive Management The Chief Executive Officer (CEO) is entrusted by the Board with the responsibility for the day-to-day management of the company. The CEO has direct operational responsibility for the entire company. The CEO leads an Executive Committee (ExCom) which comprises the CEO, the Chief Financial Officer, the Chief Strategy and Technology Officer and the Chief Legal & Corporate Affairs Officer. The ExCom reports to the CEO and works with the Board on matters such as corporate governance, general management of the company and the implementation of corporate strategy as defined by the Board. The ExCom performs such other duties as may be assigned to it from time to time by the CEO or the Board. As per 1 January 2026, our Executive Committee consisted of the following members: Michel Doukeris CEO David Almeida Chief Strategy and Technology Officer Fernando Tennenbaum Chief Financial Officer John Blood Chief Legal and Corporate Affairs Officer and Corporate Secretary AB INBEV - ANNUAL REPORT 2025 - 211

4. Senior Leadership Team

The Senior Leadership Team (SLT) reports to the Chief Executive Officer and consists of the members of ExCom, all functional Chiefs and Zone CEOs, including the Chief Executive Officer of Ambev and the Chief Executive Officer of Bud APAC, who report to the Board of Directors of Ambev and Bud APAC respectively.

The SLT has an advisory role to the Board and the ExCom, and drives the commercial and operational agenda, reflecting the strategy set out by the Board. In addition, the SLT performs such duties as may be assigned to it from time to time by the CEO, ExCom or the Board.

As per 1 January 2026, our Senior Leadership Team consisted of the following members:

Michel Doukeris – CEO			
Members of the ExCom (other than the CEO)		**Zone CEOs**	
David Almeida	Chief Strategy and Technology Officer	Yanjun Cheng	Asia Pacific (APAC)
John Blood	Chief Legal & Corporate Affairs Officer and Corporate Secretary	Jean Jereissati	Middle America
Fernando Tennenbaum	Chief Financial Officer	Carlos Lisboa	South America
Other Functional Chiefs		Cassiano De Stefano	Africa
Nick Caton	Chief B2B Officer	Jason Warner	Europe
Katherine M. Barrett	General Counsel	Brendan Whitworth	North America
Lucas Herscovici	Chief Direct-to-Consumer Officer		
Thiago Lopes Porto	Chief People Officer		
Donna Lorenson	Chief Communications Officer		
Marcel Marcondes	Chief Marketing Officer		
Ricardo Moreira	Chief Supply Officer		
Ricardo Tadeu	Chief Growth Officer		

Michel Doukeris is AB InBev's Chief Executive Officer since 2021. Born in 1973, he is a Brazilian citizen and holds a Bachelor's Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master's Degree in Marketing from Fundação Getulio Vargas, also in Brazil. In addition, he has completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and The Wharton School in the United States. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led AB InBev's China and Asia Pacific operations for seven years. In 2016, he moved to the U.S. to assume the position of Global Chief Sales Officer. Prior to his appointment as CEO, Mr. Doukeris led Anheuser-Busch and the North American business. In 2024, Mr. Doukeris was knighted by the Belgian Brewers and in 2025, he was awarded a decoration in the Order of Leopold, recognizing his leadership in promoting and advancing Belgian Culture.

David Almeida is AB InBev's Chief Strategy and Technology Officer since 2020. Born in 1976, he is a dual citizen of the U.S. and Brazil and holds a Bachelor's Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Strategy and Transformation Officer and before that as Chief Integration Officer and Chief Sales Officer ad interim having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev's Head of Mergers and Acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining the company in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Katherine Barrett is AB InBev's General Counsel since 2019. Born in 1970, she is a U.S. citizen and holds a Bachelor's Degree in Business Administration from Saint Louis University and a Juris Doctorate degree from the University of Arizona. Ms. Barrett joined Anheuser-Busch in 2000 as a litigation attorney in the Legal Department. She most recently served as Vice President, U.S. General Counsel & Labor Relations, where she was responsible for overseeing all legal issues in the U.S. including commercial, litigation and regulatory matters and labor relations. Prior to joining the company, Ms. Barrett worked in private practice at law firms in Nevada and Missouri.

John Blood is AB InBev's Chief Legal & Corporate Affairs Officer and Company Secretary since 2019. Born in 1967, Mr. Blood is a U.S. citizen and holds a Bachelor's Degree from Amherst College and a Juris Doctorate degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev's General Counsel. Prior to the latter role, he was Zone Vice President Legal & Corporate Affairs in North America where he had the legal and corporate affairs agenda for the United States and Canada.

AB INBEV – ANNUAL REPORT 2025 – 212

Prior to joining the company, Mr. Blood worked on the legal team in Diageo’s North American business and also was in private practice at a New York City law firm. Nick Caton is AB InBev’s Chief B2B Officer since 2022. Born in 1982, he is a U.S. citizen and received a Bachelor’s Degree in Mathematics from Stanford University and a Juris Doctorate degree from Yale Law School. Mr. Caton joined AB InBev in 2013 and has held roles in finance, sales, and technology in the North America Zone, Asia Pacific Zone, BEES, and Global Headquarters. Prior to joining the company, Mr. Caton was with McKinsey & Company and with Skadden Arps LLP. Yanjun Cheng is AB InBev’s CEO Asia Pacific Zone and Chief Executive Officer and Co-Chair of the Board of Directors of Budweiser Brewing Company APAC since 2025. Born in 1960, he is a Chinese national and obtained a Bachelor’s Degree in Fermentation from Qilu University of Technology in Jinan, China, a brewing diploma from Doemens Technikum in Munich, Germany and an Executive Master of Business Administration Degree from the China Europe International Business School (CEIBS) in Shanghai, China. Mr. Cheng has over 40 years of experience in the beer and beverage industry, including 30 years as a brewmaster at AB InBev. In 1996, he held the role of Chief Brewmaster, Production and Management at Anheuser-Busch and served as the CEO of Harbin Group in 2005. From 2009 to 2024, Mr. Cheng served as the Vice President Supply and Logistics for the APAC region, covering China, South Korea, India and Southeast Asia. Most recently Mr. Cheng served as Chief Supply & Logistics Officer for Budweiser Brewing Company APAC. Lucas Herscovici is AB InBev’s Global Chief Direct-To-Consumer Officer since 2022. Born in 1977, he is an Argentinean citizen and received a Bachelor’s Degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires and an Executive Master of Business Administration from Universidad de ‘San Andres’. Mr. Herscovici joined the company in 2002 as a Global Management Trainee in Latin America South Zone. and has built his career in Commercial and Digital roles. He moved to the U.S. in 2009 and was responsible for opening the “Beer Garage”, AB InBev’s global digital innovation office, based out of Palo Alto, California. He later served as Global Vice President of Consumer Connections, Insights, and Innovation until 2018 and as Chief Non-Alcohol Officer until 2020. He most recently served as Chief Sales Officer until 2022. Donna Lorenson is AB InBev’s Chief Communications Officer since 2023. Born in 1973, she is an American citizen and holds a Bachelor’s Degree from the University of Idaho. Ms. Lorenson has deep expertise leading global teams in consumer packaged goods and highly regulated industries. Most recently, she served as Chief Corporate Affairs Officer at Kenvue, the world’s largest pure-play consumer health company. Previously, she led Global Communications & Public Affairs for the Consumer Health business at Johnson & Johnson. Prior to that, Ms. Lorenson held leadership positions at Alcon and at Edelman. Before entering the field of communications, she served in the U.S. Army as a Military Police Officer and was stationed in Ansbach, Germany. Jean Jereissati Neto is AB InBev’s CEO Middle America Zone since 2025. Born in 1974, he is a Brazilian citizen and received a Bachelor’s Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at INSEAD and The Wharton School. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined Asia and Pacific North Zone to become Business Unit President for China. Most recently Mr. Jereissati held the role of CEO South America Zone. Carlos Lisboa is AB InBev’s CEO South America Zone and CEO of Ambev since 2025. Born in 1969, he is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from Universidade de Pernambuco, both in Brazil. Mr. Lisboa joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin American North Zone. Mr. Lisboa then led the International Business Unit in AB InBev’s Latin America South Zone prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands. Most recently, Mr. Lisboa held the role of Zone President Latin America South until December 2018 and Zone President Middle America Zone until December 2024. Marcel Marcondes is AB InBev’s Chief Marketing Officer since 2022. Born in 1975, he is a Brazilian citizen and holds a Bachelor’s Degree in Marketing from ESPM Escola Superior de Propaganda e Marketing in Brazil and a Master of Business Administration from the Business School São Paulo. He has also completed advanced marketing courses at the Kellogg School of Management and Harvard Business School. Mr. Marcondes has been with the company since 2005, most recently as Global President, Beyond Beer Co. From 2017 to 2021, Mr. Marcondes was the Chief Marketing Officer at Anheuser-Busch, where he led the marketing strategy for a broad portfolio of some of the world’s largest beer brands. Mr. Marcondes sits on the Board of the Association of National Advertisers (ANA) and is a member of the Cannes Lions CMO Growth Council. Before joining AB InBev, Mr. Marcondes spent seven years in brand management at Unilever. AB INBEV - ANNUAL REPORT 2025 - 213

Ricardo Moreira is AB InBev’s Chief Supply Officer since 2024. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and an Executive Master of Business Administration from Ambev. He also completed an Advanced Marketing Program at The Kellogg School of Management and a Global Senior Management Program at The University of Chicago Booth School of Business. Mr. Moreira joined the company in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of CEO Africa Zone until 2023 and, prior to that, of Zone President Latin America COPEC until 2018. Thiago Porto is AB InBev’s Chief People Officer since 2026. Born in 1980, he is a Brazilian citizen who holds a Bachelor’s Degree in Mechatronics Engineering from the University of Brasília and a Master of Business Administration from Business School São Paulo. He joined the company in 2003 as a Global Management Trainee and has held multiple leadership roles across Sales, Supply, and People functions across different AB InBev zones, including the South America Zone and Middle America Zone. Most recently, he served as Vice President of People for the Middle America Zone. Cassiano De Stefano is AB InBev’s CEO Africa Zone since 2024. Born in 1974, he is a dual citizen of Brazil and Portugal and holds a Bacherlor’s Degree in Civil Engineering from Unicamp and a Master of Business Administration from Business School Sao Paulo. He is also Six Sigma Black Belt certified and has postgraduate certifications in business, sales, marketing, logistics, and administration from The Wharton School, INSEAD, the Kellogg School of management, Stanford University and the MIT. Mr. De Stefano joined the company in 2000, most recently serving as President of Grupo Modelo in Mexico. During his time at the company, Mr. De Stefano has held various management roles in Sales, Marketing and Logistics, in Brazil and Russia. Prior to his role in Mexico, he was Logistics Vice President and Vice President of High End Co. for Ambev. Ricardo Tadeu is AB InBev’s Chief Growth Officer since 2022. Born in 1976, he is a Brazilian citizen, and received a Law Degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined the company in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for the operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the combination with SAB in 2016. Mr. Tadeu most recently served as Chief B2B Officer, spearheading the creation of BEES, and before that he served as Chief Sales Officer until July 2020, and Zone President Africa until December 2018. Fernando Tennenbaum is AB InBev’s Chief Financial Officer since 2020. Born in 1977, he is a dual citizen of Brazil and Germany and holds a Bachelor’s Degree in Industrial Engineering from Escola Politécnica da Universidade de São Paulo. He joined the company in 2004 and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance (South America Zone) and Chief Financial and Investor Relations Officer of Ambev S.A. Jason Warner is AB InBev’s CEO Europe Zone since 2019. Born in 1973, he is a dual British and U.S. citizen and received a Bachelor’s Degree in Engineering from De Montfort University in the United Kingdom. Prior to his current role, he was Business Unit President for North Europe between 2015 and 2018. He joined AB InBev in July 2009 as Global VP Budweiser, based in New York, before moving into a dual role of Global VP Budweiser and Marketing VP. He has also held Global VP roles for Corona as well as Innovation and Renovation. Prior to joining AB InBev, he held various positions at The Coca-Cola Company and Nestlé. Brendan Whitworth is AB InBev’s CEO North America Zone and CEO of Anheuser-Busch since 2021. Born in 1976, he is a U.S. citizen and holds a Bachelor’s Degree in Economics from Bucknell University and a Master of Business Administration from Harvard Business School. Prior to his current role, he was Chief Sales Officer of Anheuser-Busch. Mr. Whitworth joined AB InBev in 2013 as a Global Sales Director and went on to hold various commercial leadership positions in the U.S., including Vice President U.S. Trade Marketing, and Vice President Sales U.S. Northeast Region. Prior to joining AB InBev, Mr. Whitworth held a series of U.S. commercial leadership roles at PepsiCo Frito-Lay. He also served in the US Marine Corps and Central Intelligence Agency. AB INBEV - ANNUAL REPORT 2025 - 214

5. Internal Control and Risk Management Systems The Board of Directors and the ExCom, assisted by the SLT, were responsible for establishing and maintaining adequate internal controls and risk management systems during the reporting period. Internal control is the process designed to provide reasonable assurance regarding achievement of objectives related to effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. Risk management is the process designed to identify potential events that may affect the company and to manage risks to be within its risk appetite. Without prejudice to the responsibilities of the Board as a whole, the Audit Committee oversees financial and business risk management and discusses the process by which management assesses and manages the company’s exposure to those risks and the steps taken to monitor and control such exposure. The major risks and uncertainties faced by the company are described in the Risks and Uncertainties section of the Management report in AB InBev’s annual report. The company has established and operates its internal control and risk management systems based on guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The internal control system is based upon COSO’s Internal Control – Integrated Framework of 2013 and the risk management system is based on COSO’s Enterprise Risk Management Framework of 2017. 5.1 Financial reporting The ExCom, assisted by the SLT, was responsible for establishing and maintaining adequate internal controls over financial reporting during the reporting period. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal controls over financial reporting include those written policies and procedures that: •• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of company assets; •• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; •• provide reasonable assurance that receipts and expenditures are being made only in accordance with authorization of management and directors of the company; and •• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements. Internal control over financial reporting includes the assessment of the relevant risks and the identification and monitoring of key controls and actions taken to correct deficiencies as identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Senior management assessed the effectiveness of the company’s internal control over financial reporting as of 31 December 2025. As indicated above, management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by COSO in May 2013. The assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of its operational effectiveness. Based on this assessment, it was determined that, as of 31 December 2025, the company maintained effective internal control over financial reporting. The Board of Directors and the Audit Committee reviewed management’s assessment. The review related among other things to ensuring that there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information, and to the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting. AB INBEV - ANNUAL REPORT 2025 - 215

In addition, as a result of the listing of Anheuser-Busch InBev on the New York Stock Exchange, the company must adhere to Section 404 of the US Sarbanes-Oxley Act of 2002. As a consequence, the company is required to provide on a yearly basis a management report on the effectiveness of the company’s internal control over financial reporting, as described in Section 404 of the US Sarbanes-Oxley Act of 2002 and the rules implementing the act. Management’s report and the Statutory Auditor’s related opinion regarding the relevant financial year, will be included in the company’s Annual Report on Form 20-F for such year, which is required to be filed with the US Securities and Exchange Commission. 5.2 Internal Audit The company has a professional and independent internal audit (risk management) department. The appointment of the Head of internal audit is reviewed by the Audit Committee. The Audit Committee reviews internal audit’s risk assessment and annual audit plan and regularly receives internal audit reports for review and discussion. Internal control deficiencies identified by internal audit are communicated in a timely manner to management and periodic follow-up is performed to verify corrective action has been taken. 5.3 Compliance AB InBev has an Ethics & Compliance Program which is designed to foster a culture of ethics, integrity and lawful behavior. This program includes a Code of Business Conduct and the Anti-Corruption Policy. During 2023, the Code of Business Conduct was updated to reinforce key principles and policies. In addition, training on company policies was expanded in 2024 and 2025 to include more topics. The Ethics & Compliance Program further promotes compliance with applicable laws and regulations through the completion of a periodic certification by management of compliance with the Code of Business Conduct. A set of internal controls and a data analytics tool have been implemented and are periodically assessed by the Global and Local Ethics & Compliance Committees and the Audit Committee. The Global Ethics & Compliance Committee, chaired by the company’s Global VP of Ethics & Compliance, assesses regulatory, ethical and compliance risks for the company from a global perspective and provides strategic direction for the activities of the Ethics and Compliance function. On a quarterly basis, the Global Ethics & Compliance Committee reviews the operation of the Compliance Program and follows-up on reports submitted through the company’s Compliance Helpline (a whistle-blowing platform). In addition to the Global Ethics & Compliance Committee, each Zone has its own Local Ethics & Compliance Committee, which addresses local ethics and compliance matters. The Audit Committee oversees the Ethics & Compliance Program, including compliance reviews or reports submitted through the company’s Global Compliance Helpline. On a regular basis, the Audit Committee also reviews the significant legal, compliance and regulatory matters that may have a material effect on the financial statements or the company’s operations, including material notices to or inquiries received from governmental agencies. In addition, the Board of Directors dedicated time in 2025 to a compliance update. AB INBEV - ANNUAL REPORT 2025 - 216

6. Shareholders’ structure

6.1. Shareholders’ structure

The following table shows the shareholders' structure of Anheuser-Busch InBev as at 31 December 2025 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian law of 2 May 2007 on the notification of significant shareholdings and the Articles of Association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2025 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the US Securities and Exchange Commission.

Major shareholders	Number of Shares	% of voting rights (1)
Holders of Ordinary Shares		
1. **Stichting Anheuser-Busch InBev**, a stichting incorporated under Dutch law (the Reference Shareholder)	663,074,832	33.99%
2. **EPS Participations Sàrl**, a company incorporated under Luxembourg law, affiliated to EPS, its parent company	67,233,331	3.45%
3. **EPS SA**, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with BRC	99,999	0.01%
4. **BRC Sàrl**, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with EPS	27,277,361	1.40%
5. **Rayvax Société d’Investissements SA**, a company incorporated under Belgian law	50,000	0.00%
6. **Fonds Verhelst SC,** a company with a social purpose incorporated under Belgian law	0	0.00%
7. **Fonds Voorzitter Verhelst SC**, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SC with a social purpose, that controls it	6,997,665	0.36%
8. **Stichting Fonds InBev-Baillet Latour**, a stichting incorporated under Dutch law	0	0.00%
9. **Fonds Baillet Latour SC**, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it	5,485,415	0.28%
10. **Olia 2 AG**, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, §2 of the Takeover Law	259,000	0.01%
Holders of Restricted Shares		
1. **Altria Group Inc.** (2)	125,115,417	6.41%
2. **Bevco Lux Sàrl** (3)	96,862,718	4.97%

(1) Holding percentages are calculated on the basis of the total number of shares in issue, excluding treasury shares (1,950,752,219). As at 31 December 2025, there were 2,019,241,973 shares in issue including 68,489,754 Ordinary Shares held in treasury by AB InBev and certain of its subsidiaries.

(2) In addition to the Restricted Shares listed above, Altria Group Inc. announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the business combination with SAB, it purchased 11,941,937 Ordinary Shares in the company. Finally, Altria Group Inc. further increased its position of Ordinary Shares in the company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by Stichting dated 1 November 2016. Altria subsequently converted certain of its Restricted Shares into Ordinary Shares and concurrently sold some of the converted shares, placing Altria’s position of Ordinary Shares in the company at 34,006,520, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting Anheuser-Busch InBev dated 20 March 2024, implying an aggregate ownership of 8.15% based on the number of shares with voting rights as at 31 December 2025.

(3) In addition to the Restricted Shares listed above, Bevco Lux Sàrl announced in a notification made on 17 January 2017 in accordance with the Belgian law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. Bevco Lux Sàrl disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.28% based on the number of shares with voting rights as at 31 December 2025.

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The first ten entities mentioned in the table act in concert (it being understood that (i) the first nine entities act in concert within the meaning of article 3, §1, 13º of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE, and (ii) the tenth entity acts in concert with the first nine entities within the meaning of article 3, §2 of the Belgian law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by AB InBev and the FSMA in accordance with (a) article 6 of the Belgian law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis on or prior to 31 December 2025, in aggregate, 770,477,603 Ordinary Shares, representing 39.50% of the voting rights attached to the shares outstanding as of 31 December 2025 excluding treasury shares. 6.2. Shareholders’ arrangements Stichting Anheuser-Busch InBev (the Reference Shareholder) has entered into shareholders’ agreements with (a) BRC, EPS, EPS Participations, Rayvax Société d’Investissements SA (Rayvax), (b) Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SC with a social purpose, and (c) the largest holders of Restricted Shares in the company (the Restricted Shareholders). 6.2.1. REFERENCE SHAREHOLDER’S AGREEMENT In connection with the combination of Interbrew with Ambev in 2004, BRC, EPS, Rayvax and the Reference Shareholder entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and EPS to hold their interests in the old Anheuser-Busch InBev through the Reference Shareholder (except for approximately 67 million shares held directly or indirectly by EPS and approximately 28 million shares held directly by BRC based on the most recent shareholding disclosure received by the company as at 31 December 2025). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, EPS contributed to EPS Participations its certificates in the Reference Shareholder and the shares it held in the old Anheuser-Busch InBev except for 100,000 shares. Immediately thereafter, EPS Participations joined the concert constituted by BRC, EPS, Rayvax and the Reference Shareholder and adhered to the shareholders’ agreement. On 18 December 2014, the Reference Shareholder, EPS, EPS Participations, BRC and Rayvax entered into a new shareholders’ agreement that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into an amended and restated new shareholders’ agreement (the 2016 Shareholders’ Agreement). On 27 April 2023, the parties thereto entered into an amended and restated shareholders’ agreement (the 2023 Shareholders’ Agreement), which replaced in its entirety the 2016 Shareholders’ Agreement. The 2023 Shareholders’ Agreement primarily modified certain provisions for nominating members of the Board included in the 2016 Shareholders’ Agreement. The 2023 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the Reference Shareholder, as well as (i) the transfer of the Reference Shareholder certificates, and (ii) the de-certification and re-certification process for the company’s shares (the Shares) and the circumstances in which the Shares held by the Reference Shareholder may be de-certified and/or pledged at the request of BRC, EPS and EPS Participations. The 2023 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Reference Shareholder certificates. Pursuant to the terms of the 2023 Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Reference Shareholder and the Shares held by the Reference Shareholder. The Reference Shareholder is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Reference Shareholder board of directors. Subject to certain exceptions, at least seven of the eight Reference Shareholder directors must be present or represented in order to constitute a quorum of the Reference Shareholder board, and any action to be taken by the Reference Shareholder board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Reference Shareholder with respect to the Shares it holds, including how such Shares will be voted at shareholders’ meetings of AB InBev (Shareholders’ Meetings), will be made by the Reference Shareholder board of directors. AB INBEV - ANNUAL REPORT 2025 - 218

The 2023 Shareholders’ Agreement requires the Reference Shareholder board of directors to meet prior to each shareholders’ meeting of AB InBev to determine how the Shares held by the Reference Shareholder are to be voted. The 2023 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Reference Shareholder, to vote their Shares in the same manner as the Shares held by the Reference Shareholder. The parties agree to effect any free transfers of their Shares in an orderly manner of disposal that does not disrupt the market for the Shares and in accordance with any conditions established by the company to ensure such orderly disposal. In addition, under the 2023 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions. Pursuant to the 2023 Shareholders’ Agreement, the Reference Shareholder board of directors will propose to the shareholders’ meeting of AB InBev eight candidates for appointment to the Board, among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates. The 2023 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. It will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2023 Shareholders' Agreement notifies the other of its intention to terminate the 2023 Shareholders’ Agreement. 6.2.2. VOTING AGREEMENT BETWEEN THE REFERENCE SHAREHOLDER AND THE FOUNDATIONS In addition, the Reference Shareholder has entered into a voting agreement with Fonds Baillet Latour SRL with a social purpose (now Fonds Baillet Latour SC) and Fonds Voorzitter Verhelst SRL with a social purpose (now Fonds Voorzitter Verhelst SC). This agreement provides for consultations between the three bodies before any shareholders’ meetings of AB InBev to decide how they will exercise the voting rights attached to their Shares. Consensus is required for all items that are submitted to the approval of any shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SC will vote their Shares in the same manner as the Reference Shareholder. The voting agreement is valid until 1 November 2034. 6.2.3. VOTING AGREEMENT BETWEEN THE REFERENCE SHAREHOLDER AND SOME RESTRICTED SHAREHOLDERS On 8 October 2016, the Reference Shareholder and each holder of Restricted Shares (such holders being the Restricted Shareholders) holding more than 1% of the company’s total share capital, being Altria Group Inc. and Bevco LTD, have entered into a voting agreement, to which the company is also a party, under which notably: •• the Reference Shareholder is required to exercise the voting rights attached to its Ordinary Shares to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association of the company; •• each Restricted Shareholder is required to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association; and •• each Restricted Shareholder is required not to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, in favour of any resolutions which would be proposed to modify the rights attached to Restricted Shares, unless such resolution has been approved by a qualified majority of the holders of at least 75% of the Restricted Shareholder Voting Shares (as defined in the Articles of Association). AB INBEV - ANNUAL REPORT 2025 - 219

7. Items to be disclosed pursuant to Article 34 of the Belgian Royal Decree of 14 November 2007 According to article 34 of the Belgian Royal Decree of 14 November 2007, Anheuser-Busch InBev hereby discloses the following items: 7.1. Capital structure and authorizations granted to the Board The company’s share capital is divided in two categories of shares: all shares are ordinary shares (the Ordinary Shares), except for the restricted shares which were issued as part of the combination with SAB and remain outstanding from time to time (the Restricted Shares). Since 11 October 2021, the Restricted Shares are convertible at the election of their holders into new Ordinary Shares on a one-for-one basis. Following conversion requests made until 31 December 2025, as of 1 January 2026, 222,041,979 Restricted Shares remain outstanding compared to 1,797,199,994 outstanding Ordinary Shares. As of that date, Ordinary Shares represented 89.00% of the capital while Restricted Shares represented 11.00% of the capital. Ordinary Shares and Restricted Shares have the same rights except as set out in the Articles of Association. Restricted Shares shall always be in registered form and shall not be listed or admitted to trading on any stock market. Anheuser-Busch InBev may increase or decrease its share capital with the specific approval of a shareholders’ meeting. The shareholders may also authorize the Board of Directors to increase the share capital. Such authorization must be limited in time and amount. In either case, the shareholders’ approval or authorization must satisfy the quorum and majority requirements applicable to amendments to the Articles of Association. At the annual shareholders’ meeting of 27 April 2022, the shareholders authorized the Board of Directors to increase the share capital of AB InBev to an amount not to exceed 3% of the total number of shares issued and outstanding on 27 April 2022 (i.e. 2,019,241,973). This authorization has been granted for five years from the date of publication of the amendment of the Articles of Association resolved upon by the shareholders’ meeting held on 27 April 2022 (i.e., until 3 June 2027). It can be used for several purposes, including when the sound management of the company’s business or the need to react to appropriate business opportunities calls for a restructuring, an acquisition (whether private or public) of securities or assets in one or more companies or, generally, any other appropriate increase of the company’s capital. AB InBev’s Board of Directors has been authorized by the shareholders’ meeting to acquire, on or outside the stock exchange, AB InBev shares up to maximum 20% of the issued shares for a unitary price which will not be lower than 1 Euro and not higher than 20% above the highest closing price in the last 20 trading days preceding the transaction. This authorization is valid for five years as from the date of publication of the amendment of the Articles of Association resolved upon by the shareholders’ meeting held on 28 April 2021 (i.e., until 1 June 2026). In anticipation to the expiration of the share buyback authorization on 1 June 2026, the Board intends to propose to the upcoming annual shareholders’ meeting to be held on 29 April 2026 to renew such authorization for a period of 5 years. 7.2. Voting rights and transferability of shares and shareholders’ arrangements 7.2.1. VOTING RIGHTS, QUORUM AND MAJORITY REQUIREMENTS Each share entitles the holder to one vote. In accordance with article 7:217, §1 and article 7:224 of the Belgian Companies Code, the voting rights attached to shares held by Anheuser-Busch InBev and its subsidiaries are suspended. Generally, there is no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented. However, certain matters will require a larger majority and/or a quorum. These include the following: i. any amendment to the Articles of Association (except the amendments to the corporate purpose or the transformation of the legal form of the company), including inter alia, reductions or increases of the share capital of the company AB INBEV - ANNUAL REPORT 2025 - 220

(except for capital increases decided by the Board pursuant to the authorized capital) or any resolution relating to a merger or demerger of the company require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital, and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account); ii. any authorization to repurchase of Shares requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account); iii. any modification of the purpose of the company requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (without taking abstentions into account); iv. resolutions relating to the modification of the rights attached to a particular class of shares will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital in each class of shares and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account) in each class of shares, (in each of the cases (i), (ii), (iii) and (iv), if a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the qualified majority requirement of 75% or 80%, as the case may be, continues to apply); and v. any acquisition or disposal of tangible assets by the company for an amount higher than the value of one third of the company’s consolidated total assets as reported in its most recent audited consolidated financial statements requires the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account), but there is no minimum quorum requirement. As an additional rule, in the event of (i) a contribution in kind to the company with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary (within the meaning of article 1:15 of the Belgian Companies Code) of such person or entity, or (ii) a merger of the company with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting to approve such contribution in kind or merger. 7.2.2. TRANSFERABILITY OF SHARES Ordinary Shares are freely transferable. As far as Restricted Shares are concerned, until 10 October 2021, no Restricted Shareholder was able, in each case directly or indirectly, to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification or depository arrangement or enter into any form of hedging arrangement with respect to, any of its Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, except in the specific instances set out in the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges. Each of the terms Affiliates, Successors and Pledge is defined in the Articles of Association. Since 11 October 2021, these transfer restrictions are no longer applicable, but Restricted Shares shall automatically convert into Ordinary Shares (on a one-for-one basis) upon any transfer, sale, contribution or other disposal of Restricted Shares as set out below. 7.2.3. CONVERSION Voluntary conversion Since 11 October 2021, each Restricted Shareholder has the right to convert all or part of its holding of Restricted Shares into Ordinary Shares at its election at any time. Automatic conversion The Restricted Shares shall automatically convert into Ordinary Shares in the situations set out in article 7.6. of the Articles of Association, i.e.: •• upon any transfer, sale, contribution or other disposal, except as set out in article 7.6 (a) of the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges; •• immediately prior to the closing of a successful public takeover bid for all shares of the company or the completion of a merger of Anheuser-Busch InBev as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over AB InBev immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, AB InBev or the surviving entity following such takeover bid or merger; or •• upon the announcement of a squeeze-out bid for the outstanding shares of the company, in accordance with article 7:82 of the Belgian Companies Code. 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7.2.4. SHAREHOLDERS ARRANGEMENTS Please refer to section 6.2 above. 7.3. Significant agreements or securities of Anheuser- Busch InBev that may be impacted by a change of control on the company 7.3.1. REVOLVING CREDIT AND SWINGLINE FACILITIES AGREEMENT The company entered, on 16 February 2021, into an Amendment and Restatement Agreement in respect of its existing Revolving Credit and Swingline Facilities Agreement originally dated 26 February 2010, as amended from time to time and for the last time pursuant to an Amendment Letter dated 27 October 2015 (the Original Facilities Agreement and, as amended and restated by the Amendment and Restatement Agreement, the Restated Facilities Agreement). The Original Facilities Agreement was originally entered into by the old Anheuser-Busch InBev SA/NV, and was transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly Newbelco) and the old Anheuser- Busch InBev SA/NV, that took place on 10 October 2016 in the framework of the combination with SAB. The total commitments of the Original Facilities Agreement were, immediately prior to the effective date of the Amendment and Restatement Agreement, USD 9,000,000,000 and, following the effective date of the Amendment and Restatement Agreement, USD 10,100,000,000. Pursuant to the Amendment and Restatement Agreement, the maturity of the Original Facilities Agreement was extended from August 2022 under the Original Facilities Agreement to February 2026 under the Restated Facilities Agreement. The company has, with effect from 17 March 2022, exercised the first of its two options under the Restated Facilities Agreement to further extend the maturity of the USD 10,100,000,000 facility until February 2027. Likewise, the company has, with effect from 8 September 2023, exercised the second of its two options under the Restated Facilities Agreement to further extend the maturity of the facility until February 2028 with total commitments of USD 9,750,000,000 for the period from February 2027 to February 2028. The Restated Facilities Agreement contains a clause 17 (Mandatory Prepayment) that grants, in essence, to any lender under the Restated Facilities Agreement, upon a Change of Control over the Company, the right (i) not to fund any loan or letter of credit (other than a rollover loan meeting certain conditions) and (ii) (by not less than 30 days written notice) to cancel its undrawn commitments and require repayment of its participations in the loans or letters of credit, together with accrued interest thereon, and all other amounts owed to such lender under the Restated Facilities Agreement (and certain related documents). Pursuant to the Restated Facilities Agreement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting InBev or any existing direct or indirect certificate holder or certificate holders of Stichting InBev or any person or group of persons acting in concert with any such persons) gaining Control of the Company, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain Control of the Company” and (c) “Control” means, in respect of the Company, (a) “the direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the Company or the power to direct the management and the policies of the Company whether through the ownership of share capital, contract or otherwise or (b) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to: (i) cast, or control the casting of, more than 50 per cent. of the maximum number of votes that might be cast at a general meeting; or (ii) appoint or remove all, or the majority, of the directors or other equivalent officers; or (iii) give directions to management with respect to the operating and financial policies of the entity with which the directors or other equivalent officers of the Company are obliged to comply”. In accordance with article 7:151 of the Belgian Companies Code, clause 17 (Mandatory Prepayment) of the Restated Facilities Agreement was approved by the annual shareholders’ meeting of the Company held on 28 April 2021. Similar clauses were, in respect of the Original Facilities Agreement, approved by the shareholders meeting of old Anheuser- Busch InBev SA/NV on 27 April 2010 and 27 April 2016 in accordance with the then Article 556 of the 2009 Belgian Companies Code. As of 31 December 2025, no drawdowns were outstanding under the Original Facilities Agreement. 7.3.2. EMTN PROGRAM In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders’ meeting of the old Anheuser-Busch InBev approved on 24 April 2013 (i) Condition 7.5. of the Terms & Conditions (Redemption at the Option of the Noteholders (Change of Control Put)) of the 15,000,000,000 Euro updated Euro Medium Term Note Program dated 16 May 2012 of AB INBEV - ANNUAL REPORT 2025 - 222

Anheuser-Busch InBev SA/NV and Brandbrew SA (the Issuers) and Deutsche Bank AG, London Branch, acting as Arranger, which may be applicable in the case of Notes issued under the Program (the EMTN Program), (ii) any other provision in the EMTN Program granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the occurrence of a “Change of Control” (as defined in the Terms & Conditions of the EMTN Program). Pursuant to the EMTN Program, (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”. If a Change of Control Put is specified in the applicable Final Terms of the concerned notes, Condition 7.5. of the Terms & Conditions of the EMTN Programme grants, to any holder of such notes, in essence, the right to request the redemption of his notes at the redemption amount specified in the Final Terms of the notes, together, if appropriate, with interest accrued, upon the occurrence of a Change of Control and a related downgrade of the notes to sub-investment grade. The change of control provision above is included in the Final Terms of: •• the 750,000,000 Euro 7.375% Notes due 2013 (Redeemed on 30 January 2013), the 600,000,000 Euro 8.625% Notes due 2017 (Redeemed on 9 December 2016) and the 550,000,000 GBP 9.75% Notes due 2024, each issued by the company in January 2009 (Redeemed on 30 July 2024); •• the 750,000,000 Euro 6.57% Notes due 2014, issued by the company in February 2009 (Redeemed on 27 February 2014); •• the 50,000,000 Euro FRN Notes that bear an interest at a floating rate of 3 month EURIBOR plus 3.90%, issued by the company in April 2009 (Redeemed on 9 April 2014); •• the 600,000,000 CHF 4.50% Notes due 2014 (Redeemed on 11 June 2014), issued by Brandbrew SA in June 2009 (with a guarantee by the company); •• the 250,000,000 Euro 5.75% Notes due 2015 (Redeemed on 22 June 2015) and the 750,000,000 GBP 6.50% Notes due 2017 (Redeemed in June 2017), each issued by the company in June 2009; and •• the 750,000,000 Euro 4% Notes due 2018 (Redeemed in April 2018), issued by the company in April 2010. The series of Notes referred to in the above paragraph were issued pursuant to the 10,000,000,000 Euro initial Euro Medium Term Note Programme dated 16 January 2009 or the 15,000,000,000 Euro updated Euro Medium Term Note Programme dated 24 February 2010 (as applicable). The relevant change of control provisions contained in the Final Terms of such series of Notes were submitted to, and approved by, the shareholders meetings of the old Anheuser-Busch InBev held on 28 April 2009 and 27 April 2010, respectively. There is no change of control clause included in the Final Terms of any series of Notes issued pursuant to the EMTN Programme by the company and/or Brandbrew SA after April 2010. As a result of the update of the EMTN Programme on 22 August 2013 the Terms & Conditions of the updated EMTN Programme no longer provide for a Redemption at the option of the Noteholders (Change of Control Put). In May 2016, the old Anheuser-Busch InBev invited Noteholders of certain outstanding series of Notes issued under the EMTN Programme prior to 2016 (the Notes) to consider certain amendments to the terms and conditions applicable to those Notes (the Participation Solicitation). The Participation Solicitation was undertaken to avoid any suggestion that the combination with SAB could be interpreted as a cessation of business (or a threat to do so), winding up or dissolution of the old Anheuser-Busch InBev. Meetings of the Noteholders of each series of the Notes were held on 1 June 2016 at which Noteholders voted in favour of the Participation Solicitation for each of the relevant series of Notes. Amended and restated final terms for each series of the Notes reflecting the amended terms and conditions, were signed by the old Anheuser-Busch InBev and the subsidiary guarantors named therein on 1 June 2016. AB INBEV - ANNUAL REPORT 2025 - 223

The EMTN Program has been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly Newbelco) and the old AB InBev, that took place on 10 October 2016 in the framework of the combination with SAB. 7.3.3. US DOLLAR NOTES In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders meeting of the old Anheuser-Busch InBev approved on 26 April 2011 (i) the Change of Control Clause of the USD 3,250,000,000 Notes issued on 29 and 26 March 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013) (the “Unregistered Notes issued in March 2010”), (ii) the Change of Control Clause of the USD 3,250,000,000 Registered Notes issued in September 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Redeemed on 26 March 2013) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in March 2010, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the U.S. on 5 August 2010 and expired on 2 September 2010 (the “Registered Notes issued in September 2010”), (iii) the Change of Control Clause of the USD 8,000,000,000 Registered Notes issued in March 2011, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039, USD 1,550,000,000 5.375 % Notes due 2014 (Redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in January 2009 and of the corresponding Unregistered Notes issued in May 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser- Busch InBev Worldwide Inc. in the U.S. on 11 February 2011 and expired on 14 March 2011 (the “Registered Notes issued in March 2011”), whereby each of the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 were issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev, and (iv) any other provision applicable to the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the launch of a public take-over bid over the shares of the company or on a “Change of Control” (as defined in the Offering Memorandum with respect to the Unregistered Notes, as the case may be, and in the Registration Statement with respect to the Registered Notes). Pursuant to the Offering Memorandum and Registration Statement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “Acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”. The Change of Control clause grants to any Noteholder, in essence, the right to request the redemption of his Notes at a repurchase price in cash of 101% of their principal amount (plus interest accrued) upon the occurrence of a Change of Control and a related downgrade in the Notes to sub-investment grade. AB INBEV - ANNUAL REPORT 2025 - 224

A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 28 April 2009 with respect to: •• the USD 5,000,000,000 Notes, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011), each issued in January 2009 by Anheuser- Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV (the “Unregistered Notes issued in January 2009”). A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 27 April 2010 with respect to: •• the USD 3,000,000,000 Notes issued in May 2009, consisting of USD 1,550,000,000 5.375 % Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 (the “Unregistered Notes issued in May 2009”) each issued by Anheuser- Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. •• the USD 5,500,000,000 Notes issued in October 2009, consisting of USD 1,500,000,000 3.00 % Notes due 2012 (Exchanged for Registered Notes in an exchange offer that closed on 05 February 2010 and redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 23 April 2018) and USD 500,000,000 6.375 % Notes due 2040 (exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and partially exchanged for a combination of Unregistered Notes and cash in an exchange offer that closed on 6 April 2017) (the “Unregistered Notes issued in October 2009”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. •• the USD 5,500,000,000 Registered Notes issued in February 2010, consisting of USD 1,500,000,000 3 % Notes due 2012 (Redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (redeemed on 23 April 2018) and USD 500,000,000 6.375 % Notes due 2040 (partially exchanged for a combination of Unregistered Notes and cash in an exchange offer that closed on 6 April 2017) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in October 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the US on 8 January 2010 and expired on 5 February 2010 (the “Registered Notes issued in February 2010”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. The US Dollar Notes have been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly Newbelco) and the old AB InBev, which took place on 10 October 2016 in the framework of the combination with SAB. 7.3.4. NOTES ISSUED UNDER ANHEUSER-BUSCH INBEV’S SHELF REGISTRATION STATEMENT FILED ON FORM F-3. For the sake of completeness, there is no Change of Control Clause applicable to outstanding Notes issued under Anheuser-Busch InBev’s Shelf Registration Statement filed on Form F-3 (with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV). AB INBEV - ANNUAL REPORT 2025 - 225

8. Remuneration 8.1. Remuneration policy The remuneration policy applies to the directors, the CEO and the other members of the ExCom. References to the remuneration of other executives of the company, including the other members of the Senior Leadership Team (SLT), are purely for information purposes. The previous remuneration policy was approved at the annual shareholders’ meeting of 27 April 2022. No material changes are proposed to the remuneration policy, but as it was last approved four years ago, the remuneration policy will be resubmitted for approval to the annual shareholders’ meeting taking place on 29 April 2026, in accordance with article 7:89/1, §3 of the Belgian Companies and Associations Code. This description of the policy reflects updates made to the 2022 policy to streamline content and enhance clarity. The Remuneration Committee and the Board regularly monitor market practices and review the feedback, votes and views of shareholders on the remuneration policy and remuneration reports, to understand key themes and potential updates. The remuneration policy continues to be aimed at fostering the company’s commitment to long-term shareholder value creation, alignment of management with shareholder interests, and talent retention, and no material changes to the 2022 policy are proposed. The updates that follow will apply to the remuneration due to the CEO and the other members of the ExCom as of 1 January 2026 subject to the approval of the remuneration policy by the annual shareholders’ meeting of 29 April 2026. See Section 8.1.4 for a summary. 8.1.1. REMUNERATION COMMITTEE The Remuneration Committee consists of three members appointed by the Board, all of whom are non-executive directors. Currently, the chairperson of the Remuneration Committee is a representative of the Reference Shareholder and the two other members meet the requirements of independence as established by the Belgian Companies Code and the Belgian Corporate Governance Code. The CEO and the Chief People Officer are invited to the meetings of the Remuneration Committee. The Remuneration Committee meets at least four times a year, and more often if required, and is convened by its chairperson or at the request of at least two of its members. The detailed composition, functioning and specific responsibilities of the Remuneration Committee are set forth in its terms of reference, which are part of the company’s Corporate Governance Charter. The principal role of the Remuneration Committee is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the CEO, the ExCom and the SLT, and on their individual remuneration packages. Its objective is that the CEO and members of the ExCom and SLT are incentivized to achieve, and are compensated for, exceptional performance. It also promotes the maintenance and continuous improvement of the company’s compensation framework, which applies to all employees. AB InBev’s compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of employees with the interests of shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policy applicable to the directors, the members of the ExCom and the other members of the SLT. Particularly, the Remuneration Committee discusses and assesses key areas of remuneration policy for the wider workforce throughout the year, the annual bonus pool and resulting pay outcomes for employees across the workforce and any material changes to the structure of workforce compensation. The Remuneration Committee prepares (and revises as the case may be) the remuneration policy and the remuneration report. In exceptional circumstances, the company may temporarily derogate from the remuneration policy. These exceptional circumstances cover situations in which the derogation is necessary to serve the long-term interests and sustainability of the company as a whole or to assure its viability. Such derogation requires the approval of both the Remuneration Committee and the Board of Directors. The remuneration report relating to the relevant financial year will include information on any derogation, including its justification. As noted above, the Remuneration Committee is composed exclusively of non-executive directors and a majority of its members qualify as independent directors. This helps to prevent conflicts of interest regarding the establishment, amendments and implementation of the remuneration policy in relation to the CEO and ExCom members. The CEO and the Chief People Officer do not take part in any discussions or deliberations of the Remuneration Committee related to AB INBEV - ANNUAL REPORT 2025 - 226 their remuneration. The Remuneration Committee can hold in camera sessions without management being present whenever it deems appropriate to do so. In addition, the power to approve the remuneration policy, prior to its submission to the shareholders’ meeting, and the determination of the remuneration of the CEO and the ExCom and SLT members is vested with the Board upon recommendation of the Remuneration Committee. No member of the ExCom is at the same time a member of the Board. As regards the remuneration of the directors, all decisions are adopted by the shareholders’ meeting. 8.1.2. REMUNERATION POLICY OF THE DIRECTORS A. Remuneration governance The Remuneration Committee recommends the remuneration for directors, including the chairperson and the directors sitting on one or more of the Board Committees. In so doing, it benchmarks directors’ remuneration, from time to time, against peer companies with the assistance of an independent consulting firm. These recommendations are subject to approval by the Board and, subsequently, by the shareholders at the annual general meeting. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate and the rules for reimbursement of directors’ business-related out-of-pocket expenses. The shareholders’ meeting may from time to time revise the directors’ remuneration upon recommendation of the Remuneration Committee. B. Structure of the remuneration The remuneration of the directors comprises a fixed cash fee component and a share-based component consisting of an award of Restricted Stock Units, which makes Board remuneration simple, transparent and easy for shareholders to understand. Remuneration is commensurate to the time committed by the directors to the Board and its various Committees and is set by the shareholders’ meeting upon recommendation of the Remuneration Committee. In addition, the remuneration is designed to attract and retain talented directors. The award of Restricted Stock Units further aligns the interests of the directors with the sustainable value-creation objectives of the company. Restricted Stock Units corresponding to a fixed value in Euro are granted to the members of the Board as part of the fixed remuneration for the exercise of their duties. The Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings). The granting and vesting of the Restricted Stock Units are not subject to performance criteria. Such Restricted Stock Units therefore qualify as fixed remuneration, as recommended by the Belgian Corporate Governance Code. Contrary to the soft law recommendation of the Belgian Corporate Governance Code, the shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of the delivery and one year after the date of departure of the relevant director. However, the five-year vesting period of the Restricted Stock Units is intended to foster a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of the Belgian Corporate Governance Code. C. Other The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses). The company does not provide pensions, medical benefits or other benefit programs to directors. AB INBEV - ANNUAL REPORT 2025 - 227

8.1.3. REMUNERATION POLICY OF THE EXCOM The company’s remuneration policy is designed to support its high-performance culture and the creation of long-term sustainable value for its shareholders. The goal of the policy is to reward executives with market-leading compensation, which is conditional upon both the overall success of the company and individual performance. It promotes alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company and is designed to enable the company to attract and retain the best talent at a global level. Base salaries are aligned with mid-market levels. Additional short- and long-term incentives are linked to challenging short- and long-term performance targets, and the investment of part or all of any variable compensation earned in company shares is encouraged (see section 8.1.3.A.b). The Board determines the maximum amount for the funding of the variable remuneration pool prior to the start of a performance year and the allocation is made in accordance with criteria determined by the Board upon recommendation of the Remuneration Committee. All criteria and the duration of the vesting periods are aligned with the relevant time horizon of the company and set with the goal of fostering the company’s sustainable and long-term commitment to shareholder value creation and its talent retention strategy. Criteria and objectives are reviewed by the Remuneration Committee and the Board to promote alignment with the company’s business objective and strategic ambition. The targets for each of the performance KPIs and business and individual objectives of the CEO and the other members of the ExCom and SLT are set and assessed by the Board based on a pre-determined performance matrix, upon recommendation of the Remuneration Committee. The target achievement and corresponding annual and long-term incentives of the CEO and the other members of the ExCom and SLT are assessed by the Remuneration Committee. The Board may revise the level of remuneration and approve a revised remuneration policy upon recommendation of the Remuneration Committee, subject to the approval of the shareholders’ meeting where required. A. Components of executive remuneration Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentives in the form of long-term Restricted Stock Units, long-term Performance Stock Units and/or long- term stock options, (d) pension schemes and (e) other components. The ratio between fixed remuneration (consisting of items (a), (d) and (e) listed above) and on-target variable remuneration (consisting of items (b) and (c) listed above) depends on seniority levels of the executives. Our remuneration structure places a significant emphasis on share-based components, resulting in items (b) and (c) being of a relatively higher weight assuming all performance and other requirements are fully met. To promote alignment with market practice, executives’ total compensation is reviewed overall against benchmarks. These benchmarks are collected by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of a representative number of global leading peer companies (the Compensation Peer Group) is used when available. The Compensation Peer Group is comprised of companies with a similar size to AB InBev, with the majority of them belonging to the consumer goods sector, and each shares a complex and diverse business model and operates in talent and labor markets similar to AB InBev. The Compensation Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant. It may be revised from time to time as the company evolves. The Compensation Peer Group that is used as the benchmark for a given financial year will be detailed in the remuneration report for such financial year. If Compensation Peer Group data is not available for a given role, Fortune 100 companies’ data is used. Executives’ total compensation at target is intended to be 10% above the third quartile. a. Base salary Executives’ base salaries are intended to be aligned with mid-market levels for the appropriate market. Mid-market means that, for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. b. Variable performance-related compensation (bonus) – Share-based compensation plan Variable performance-related compensation (bonus) is key to the company’s compensation system and is aimed at rewarding executives’ short- and long-term performance. AB INBEV - ANNUAL REPORT 2025 - 228

The target variable performance-related compensation (bonus) is expressed as a percentage of the market reference salary applicable to the executive. The on-target bonus percentage currently theoretically amounts to maximum 200% of the market reference salary for members of the ExCom and 340% for the CEO. Company performance below or above target will result in a bonus payout that is lower or higher than the theoretical on-target amount, subject to a cap. An additional incentive of 20% on a bonus amount may be awarded by the Remuneration Committee in the case of exceptional circumstances. The effective payout of variable performance-related compensation (bonus) is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics. If executives do not achieve their individual target hurdle, no bonus is earned irrespective of whether the total company and/or relevant business units achieve their targets. If both total company and relevant business units do not achieve their targets, no bonus is earned irrespective of whether individual target hurdles are achieved. If (i) the total company targets are not achieved but the relevant business unit targets are, or (ii) the relevant business unit targets are not achieved but total company targets are, a limited portion of the bonus is payable to executives if they achieve their individual target hurdle. Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. Examples of key performance metrics are: •• EBITDA (organic) •• Cash Flow Generation •• Net Revenue Growth •• Volume •• Market Share •• Sustainability targets These performance metrics may evolve over time. The metrics and the relative weight attributed to each of them are set by the Board annually taking into account the company’s strategic priorities. Further details on the metrics for a given financial year are included in the remuneration report for such year. Individual performance targets of the CEO and the other members of the ExCom may consist of financial and non- financial targets. Individual financial targets can, for example, be related to EBITDA, net revenue, capex, resource allocation and net debt ratios. Examples of individual non-financial targets include brand development, operations and innovation, sustainability and other elements of corporate social responsibility, corporate reputation and compliance/ethics. Typical individual performance measures in the non-financial areas relate to employee engagement, talent pipeline, sustainability goals and compliance, and are linked to the achievement of the company’s strategic objectives. The target achievement for each of the performance metrics and business and personal objectives is assessed by the Remuneration Committee on the basis of accounting and financial data and other objective criteria. A weighted performance score is translated into a payout curve with a cap, subject to a hurdle of achievement for individual targets. The hurdle is set at the minimum acceptable level of individual performance to trigger eligibility for a bonus pay-out. The variable performance-related compensation (bonus) is usually paid annually in arrears after the publication of the company’s full year results, in or around March of the relevant year. Exceptionally, it may be paid out semi-annually at the discretion of the Board. In such case, the first half of the variable compensation is paid shortly after publication of the half year results and the second half is paid after publication of the full year results. Executives receive their variable performance-related compensation (bonus) in cash but are encouraged to invest a portion (up to 60%) or all of its value in company shares (Voluntary Shares). Voluntary Shares are: •• existing ordinary shares; •• entitled to dividends paid as from the date of grant; •• subject to a lock-up period of three years; and •• purchased by the executives at market price. Executives who invest all or part of their bonus in Voluntary Shares also receive one and a half matching shares from the company for each Voluntary Share purchased up to a limited total percentage (60%) of each executive’s bonus. These matching shares are delivered in the form of Restricted Stock Units (Matching RSUs). AB INBEV - ANNUAL REPORT 2025 - 229

A discount (of up to 20%) on the portion of the bonus invested in Voluntary Shares is granted in the form of Restricted Stock Units (Discounted RSUs). Together, the Matching RSUs and Discounted RSUs are referred to as Bonus RSUs. Such Bonus RSUs vest over a three-year period. No performance conditions apply to the vesting of the Bonus RSUs. However, Bonus RSUs will only be granted under the double condition that the executive: •• has earned a variable compensation (bonus), which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and •• has agreed to reinvest all or part of his/her bonus in Voluntary Shares, which are subject to a lock-up as indicated above (ownership condition). Specific restrictions or forfeiture rules apply in the event the executive leaves the company before the vesting date of the Bonus RSUs. In accordance with the authorization granted in the company’s bylaws, this variable compensation system partly deviates from article 7:91 of the Belgian Companies and Associations Code, as it allows: •• for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, as indicated above, executives are encouraged to invest some or all of their variable compensation in Voluntary Shares. Such voluntary investment also leads to a grant of Bonus RSUs, which vest over a three-year period, promoting sustainable long-term performance; and •• for the Voluntary Shares purchased by the executives under the share-based compensation plan to vest at their purchase, instead of applying a vesting period of minimum three years. Nonetheless, the Voluntary Shares are subject to a lock-up period of three years. c. Long-term incentives Annual long-term incentives Subject to management’s assessment of the executive’s performance and future potential, members of our senior management may be eligible for an annual long-term incentive paid out in Restricted Stock Units, Performance Stock Units and/or stock options. Any grant of annual long-term incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. Grants to executives of a certain seniority, including members of the ExCom and SLT, will primarily take the form of a combination of Restricted Stock Units and Performance Stock Units. Long-term Restricted Stock Units have the following features: •• a grant value determined on the basis of the market price or an average market price of the share at the time of grant; •• upon vesting, each Restricted Stock Unit entitles its holder to acquire one share; •• the Restricted Stock Units cliff vest over a three-year period; and •• in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply. Long-term Performance Stock Units have the following features: •• a grant value determined on the basis of the market price or an average market price of the share at the time of grant; •• the Performance Stock Units cliff vest over a three-year period; •• upon vesting of the Performance Stock Units, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such Units entitle their holders is subject to a hurdle and cap; and •• in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply. Long-term incentive stock options have the following features: •• an exercise price equal to the market price or an average market price of the share at the time of grant; •• a maximum lifetime of 10 years and an exercise period that starts after five years; •• upon exercise, each option entitles the option holder to purchase one share; •• the options cliff vest after five years; and AB INBEV - ANNUAL REPORT 2025 - 230

•• in the event of termination of service before the vesting date, specific forfeiture rules will apply. Exceptional long-term incentives Restricted Stock Units, Performance Stock Units or stock options may be granted from time to time to members of the senior management of the company: •• who have made a significant contribution to the success of the company; or •• who have made a significant contribution in relation to acquisitions and/or the achievement of integration benefits; or •• to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious short or long-term growth agenda. Vesting of such Restricted Stock Units, Performance Stock Units or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. Such performance conditions may consist of financial metrics related to market conditions (e.g. relative or absolute TSR) or non-market conditions (e.g. an EBITDA compounded annual growth rate). Grants will primarily take the form of Restricted Stock Units or Performance Stock Units. Any grant of exceptional long- term incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. Other recurring long-term incentive programs Other recurring specific long-term incentive programs may be created, the following of which are are currently in place: 1. A base long-term Restricted Stock Units program allowing for the offer of Restricted Stock Units to members of the company’s senior management. In addition to the annual Long-term Restricted Stock Units described above (see section 8.1.3.A.c Annual long-term incentives), under this program, Restricted Stock Units can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g. for retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the Restricted Stock Units vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests and post-vesting lock-up periods in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. 2. A base long-term Performance Stock Units program allowing for the offer of Performance Stock Units to members of the company’s senior management. In addition to the annual Long-term Performance Stock Units described above (see section 8.1.3.A.c Annual long- term incentives), under this program, Performance Stock Units can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g. for retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the Performance Stock Units vest after three or five years with a similar performance period and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce post-vesting lock-up periods and set other absolute or relative performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. 3. A program allowing certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of up to three Matching RSUs for each share invested or, as the case may be, a number of Matching RSUs corresponding to a fixed monetary value that depends on seniority level. The Matching RSUs vest after five years. In the event of termination before the vesting date, specific forfeiture rules apply. Instead of Restricted Stock Units, stock options may also be granted under this program with similar vesting and forfeiture rules. Any grant of long-term Restricted Stock Unit, Performance Stock Unit or stock option incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. AB INBEV - ANNUAL REPORT 2025 - 231

Exchange of share ownership program From time to time, certain members of Ambev’s senior management are transferred to AB InBev and vice versa. In order to encourage management mobility and promote alignment between AB InBev’s interests and the interests of these managers, the Board has approved a program that aims at facilitating the exchange by these managers of their Ambev shares into AB InBev shares. Under the program, the Ambev shares can be exchanged for AB InBev shares based on the average share price of both the Ambev and the AB InBev shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares, provided the manager remains in service during this period. The discounted shares are forfeited in the event of termination of service before the end of the five-year lock-up period. Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives From time to time, certain executives move on international assignments within the AB InBev group. To maintain consistency of benefits granted to executives and encouraging international mobility while complying with applicable legal and tax obligations, there is a possibility to lift vesting conditions of unvested stock options or Restricted Stock Units which are vesting within six months of an executive’s relocation. The shares that result from the early exercise of options or the early vesting of Restricted Stock Units must remain blocked until the end of the initial vesting period. d. Pension schemes Our executives participate in Anheuser-Busch InBev’s pension schemes in either the United States, Belgium or their home country. These schemes are in line with predominant market practices in the respective countries. They may be defined benefit plans or defined contribution plans. e. Other benefits The company is prohibited from making loans to members of the ExCom or SLT, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses). Executives and their family are eligible to participate in the Employer’s Executive benefit plans (including medical and hospitalization, death and disability plans) in effect from time to time, in line with the predominant market practices. B. Minimum threshold of shares to be held by members of the ExCom The Board has set a minimum threshold of shares of the company to be held at any time by the CEO at two years of base salary (gross) and by the other members of the ExCom at one year of base salary (gross). Newly appointed ExCom members have three years to reach such threshold following the date of their appointment. C. Main contractual terms and conditions of employment of members of the ExCom The terms and conditions of employment of the members of the ExCom are included in individual employment agreements which are concluded for an indefinite period of time. Executives are also required to comply with the company’s policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non-compete obligations under their employment agreements. The agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of company and individual targets set by the company. The specific conditions and modalities of the variable compensation are fixed separately by the company and approved by the Remuneration Committee. The termination arrangements for the ExCom members provide for a termination indemnity of 12 months of remuneration, including variable compensation, in the event of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if the company decides to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months, subject to applicable laws and regulations. AB INBEV - ANNUAL REPORT 2025 - 232

D. Reclaim of variable remuneration The company’s share-based compensation and long-term incentive plans contain a malus provision for all grants made since March 2019. Such provision provides that the Restricted Stock Units, Performance Stock Units and/or stock options granted to an executive will automatically expire and become null and void in the scenario where the executive is found by the Global Ethics and Compliance Committee to be (i) responsible for a material breach of the company’s Code of Business Conduct; or (ii) subject to a material adverse court or administrative decision, in each case in the period before the vesting of the Restricted Stock Units or Performance Stock Units or exercise of the stock options. In addition, a clawback policy applies to incentive-based compensation received by certain executives (which currently comprise the members of the ExCom). Under this policy, “incentive-based compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. variable performance-related compensation (bonus) and annual long-term incentive performance stock units (PSUs)). The policy provides that in the event the company is required to prepare an accounting restatement of its financial statements due to the company’s material noncompliance with any financial reporting requirements under the applicable securities laws, the company will recover (on a pre-tax basis) from the relevant executives any incentive-based compensation received by such executives on or after 2 October 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of incentive-based compensation that otherwise would have been received had such incentive-based compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive engaged in misconduct or otherwise caused or contributed to the requirement for a restatement. 8.1.4. SUMMARY OF CHANGES TO THE REMUNERATION POLICY The main updates that have been made to the remuneration policy that was approved by the annual shareholders’ meeting in 2022 are as follows: •• starting with bonuses paid in respect of financial year 2026 and onwards, if both total company and relevant business units targets are not achieved, no bonus is earned irrespective of whether individual target hurdles are achieved. Only if (i) the total company targets are not achieved but the relevant business unit targets are, or (ii) the relevant business unit targets are not achieved but total company targets are, a limited portion of the bonus is payable to executives if they achieve their individual target hurdle. The 2022 remuneration policy stated that if total company and/or business unit targets are not achieved, a limited portion of the bonus is payable to executives if they achieve their individual target hurdle. This clarification aligns with the policy’s purposes described in section 8.1.3 above; •• starting with financial year 2026 and onwards, for executives’ total compensation benchmarking, the Board, upon recommendation of the Remuneration Committee, can adjust the Compensation Peer Group to 20 or fewer relevant peer companies. The flexibility of selecting 20 companies or less, while still requiring a representative number and common attributes, better aligns with benchmarking to the most relevant peer group. In respect of prior financial years, such Compensation Peer Group needed to consist of over 20 peer companies. AB INBEV - ANNUAL REPORT 2025 - 233

8.2. Remuneration report This remuneration report must be read together with the remuneration policy which, to the extent necessary, should be regarded as forming part of this remuneration report. The remuneration granted to directors and members of the ExCom with respect to financial year 2025 is in line with the remuneration policy approved by the annual shareholders’ meeting of 2022. It is designed to support the company’s high-performance culture and the creation of long-term sustainable value for its shareholders and promotes alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company. The company regularly reviews investor feedback and the outcome of shareholder votes on remuneration topics to understand key themes and potential changes to the remuneration report, including this one. The remuneration report will be submitted to the approval of the annual shareholders’ meeting of 29 April 2026. 8.2.1. REMUNERATION REPORT RELATING TO DIRECTORS A. General overview a. Cash remuneration The fixed annual fee of the directors amounts to EUR 75,000, except for the chairperson of the Board and the chairperson of the Audit Committee whose annual fixed fees amount respectively to EUR 255,000 and EUR 127,500. In addition, a fixed annual retainer applies as follows: (a) EUR 28,000 for the chairperson of the Audit Committee, (b) EUR 14,000 for the other members of the Audit Committee, (c) EUR 14,000 for each of the chairpersons of the Finance Committee, the Remuneration Committee and the Nomination Committee, and (d) EUR 7,000 for each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee, it being understood that the amounts of the retainers set out above are cumulative in the case of participation of a director in several Committees. b. Share-based remuneration The share-based portion of the remuneration of the directors of the company is granted in the form of Restricted Stock Units corresponding to a fixed gross value per year of (i) EUR 550,000 for the chairperson of the Board, (ii) EUR 350,000 for the chairperson of the Audit Committee and (iii) EUR 200,000 for the other directors. Such Restricted Stock Units vest after five years. Each director is entitled to receive a number of Restricted Stock Units corresponding to the above amount to which such director is entitled divided by the closing price of the shares of the company on Euronext Brussels on the day preceding the annual shareholders’ meeting approving the accounts of the financial year to which the remuneration in Restricted Stock Units relates. Upon vesting, each vested Restricted Stock Unit entitles its holder to one AB InBev share (subject to any applicable withholdings). AB INBEV - ANNUAL REPORT 2025 - 234

B. Individual director remuneration

Individual director remuneration for 2025 is presented in the table below. All amounts presented are gross amounts expressed in Euro before deduction of withholding tax.

	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of Restricted Stock Units granted [2]
Martin J. Barrington	9	255,000	21,000	276,000	9,876
Lynne Biggar	9	75,000	14,000	89,000	3,591
Michele Burns	9	127,500	49,000	176,500	6,284
Sabine Chalmers	9	75,000	7,000	82,000	3,591
Paul Cornet de Ways Ruart	9	75,000	7,000	82,000	3,591
Grégoire de Spoelberch	9	75,000	14,000	89,000	3,591
Claudio Garcia	8	75,000	28,000	103,000	3,591
Paulo Lemann	9	75,000	7,000	82,000	3,591
Salvatore Mancuso [1]	5	0	0	0	0
Nitin Nohria	9	75,000	7,000	82,000	3,591
Alejandro Santo Domingo	9	75,000	7,000	82,000	3,591
Aradhana Sarin	8	75,000	14,000	89,000	3,591
Heloisa Sicupira	9	75,000	7,000	82,000	3,591
Alexandre Van Damme	8	75,000	7,000	82,000	3,591
Dirk Van de Put	8	75,000	7,000	82,000	3,591
All directors as a group		**1,282,500**	**196,000**	**1,478,500**	**59,252**

(1) Salvatore Mancuso has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2025 and before.

(2) See section 8.2.1.D below for an overview of the Restricted Stock Units held by directors that vested in 2025.

AB INBEV - ANNUAL REPORT 2025 - 235

C. Options owned by directors

The table below sets forth, for each of the company's current directors, the number of LTI stock options they owned as of 31 December 2025 (1). LTI options are no longer awarded to directors (last grant on 25 April 2018)[1].

	LTI 26	LTI 25	LTI 24	Number of LTI stock options owned
Grant date	**25 Apr 2018**	**26 Apr 2017**	**27 Apr 2016**	
Vesting date	**25 Apr 2023**	**26 Apr 2022**	**27 Apr 2021**	
Expiry date	**24 Apr 2028**	**25 Apr 2027**	**26 Apr 2026**	
Martin J. Barrington	0	0	0	0
Lynne Biggar	0	0	0	0
Michele Burns	25,500	25,500	25,500	76,500
Sabine Chalmers	0	0	0	0
Paul Cornet de Ways Ruart (2)	15,000	15,000	15,000	45,000
Grégoire de Spoelberch (2)	15,000	15,000	15,000	45,000
Claudio Garcia (3)	0	0	0	0
Paulo Lemann (2)	15,000	15,000	15,000	45,000
Salvatore Mancuso	0	0	0	0
Nitin Nohria	0	0	0	0
Alejandro Santo Domingo	15,000	15,000	0	30,000
Aradhana Sarin	0	0	0	0
Heloisa Sicupira	0	0	0	0
Alexandre Van Damme (2)	15,000	15,000	15,000	45,000
Dirk Van de Put	0	0	0	0
Strike price (Euro)	**84.47**	**104.50**	**113.25**	

(1) At the annual shareholders' meeting of 30 April 2014, all outstanding LTI warrants were converted into LTI stock options, i.e. the right to purchase existing ordinary shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the outstanding LTI warrants remained unchanged. In 2025, no LTI stock options listed in the above table were exercised by directors.

(2) 15,000 options granted on 29 April 2015 at a strike price of EUR 113.10 held by each of Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Paulo Lemann and Alexandre Van Damme expired on 28 April 2025.

(3) Claudio Garcia does not hold stock options under the company's LTI Stock Options Plan for directors. However, he held certain LTI stock options that were awarded to him in the past in his capacity as an executive of the company. These stock options expired on 21 December 2025.

1 Until 31 December 2018, the company had a long-term incentive (LTI) stock option plan for directors. All LTI grants to directors were in the form of stock options on existing shares with the following features:

- an exercise price equal to the market price of the share at the time of granting;
- a maximum lifetime of 10 years and an exercise period that starts after five years; and
- the LTI stock options cliff vest after five years. Unvested LTI stock options are subject to forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

This LTI stock option plan was replaced in 2019 with the RSU Plan described in section 8.2.1.A.b.

AB INBEV – ANNUAL REPORT 2025 - 236

D. Restricted Stock Units owned by directors

The table below sets forth, for each of the company's current directors, the number of Restricted Stock Units they owned as of 31 December 2025:

Grant Date	28 April 2021	27 April 2022	26 April 2023	24 April 2024	30 April 2025	Number of Restricted Stock Units owned (2)
Vesting Date	**28 April 2026**	**27 April 2027**	**26 April 2028**	**24 April 2029**	**30 April 2030**	
Martin J. Barrington	10,093	10,572	9,589	10,187	9,876	50,317
Lynne Biggar	0	0	0	3,703	3,591	7,294
Michele Burns	6,423	6,728	6,101	6,481	6,284	32,017
Sabine Chalmers	3,667	3,842	3,484	3,703	3,591	18,287
Paul Cornet de Ways Ruart	3,667	3,842	3,484	3,703	3,591	18,287
Grégoire de Spoelberch	3,667	3,842	3,484	3,703	3,591	18,287
Claudio Garcia	3,667	3,842	3,484	3,703	3,591	18,287
Paulo Lemann	3,667	3,842	3,484	3,703	3,591	18,287
Salvatore Mancuso (1)	0	0	0	0	0	0
Nitin Nohria	0	0	3,484	3,703	3,591	10,778
Alejandro Santo Domingo	3,667	3,842	3,484	3,703	3,591	18,287
Aradhana Sarin	0	0	0	3,703	3,591	7,294
Heloisa Sicupira	0	0	0	3,703	3,591	7,294
Alexandre Van Damme	3,667	3,842	3,484	3,703	3,591	18,287
Dirk Van de Put	0	0	0	3,703	3,591	7,294
All directors as a group	**42,185**	**44,194**	**43,562**	**61,104**	**59,252**	**250,297**

(1) Salvatore Mancuso has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2025.

(2) The following Restricted Stock Units vested in 2025:

- 13,226 Restricted Stock Units granted on 3 June 2020 held by Martin J. Barrington vested on 3 June 2025, of which the market price on Euronext Brussels on the vesting date was EUR 61.94.
- 8,416 Restricted Stock Units granted on 3 June 2020 held by Michele Burns vested on 3 June 2025, of which the market price on Euronext Brussels on the vesting date was EUR 61.94.
- 4,807 Restricted Stock Units granted on 3 June 2020 held by each of Sabine Chalmers, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Claudio Garcia, Paulo Lemann, Alejandro Santo Domingo and Alexandre Van Damme vested on 3 June 2025, of which the market price on Euronext Brussels on the vesting date was EUR 61.94.

AB INBEV - ANNUAL REPORT 2025 - 237

8.2.2. REMUNERATION REPORT RELATING TO THE EXCOM Except as provided otherwise, the information in this section relates to the members of the ExCom as at 31 December 2025. A. Components of executive remuneration a. General Overview and Peer Groups General Overview Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentives in the form of long-term Restricted Stock Units, long-term Performance Stock Units and/or long- term stock options, (d) pension schemes (e) other components. All amounts shown below are gross amounts before deduction of withholding taxes and social security. Element of Objective Components Award principles 2025 Performance pay metric Fixed base Recruitment and retention Fixed base Executives’ base salaries are - salary, of the best global talent salary pension intended to be aligned with mid- pension schemes other market levels for the appropriate schemes and benefits market. Mid-market means that for other benefits a similar job in the market, 50% of companies in that market pay more and 50% pay less. Pension schemes and other benefits are in line with predominant market practices. Variable Recruitment and retention Cash bonus The target level is expressed as a 40% Company targets performance- of the best global talent percentage of the market reference Organic EBITDA related Drive top-tier performance salary of the applicable executive. 30% Business unit compensation Incentivize and reward The on-target bonus percentage targets (bonus) delivery of financial and currently theoretically amounts to Organic Volume (35%) strategic objectives maximum 200% of the market Organic EBITDA (30%) Combined with voluntary reference salary for the members of Organic Cash flow (35%) share reinvestment align ExCom and 340% for the CEO. An 30% Individual targets with shareholders’ additional incentive of 20% on a Financial and non- interests bonus amount may be awarded by financial targets linked to the Remuneration Committee in the achievement of the Recruitment and retention Voluntary case of exceptional circumstances. company’s strategic of the best global talent Shares If executives do not achieve their objectives Long-term value creation individual target hurdle, no bonus is Align with shareholders’ earned irrespective of whether the interests total company and/or relevant business unit achieve their target. If, on the other hand, the total company and/or relevant business unit targets are not achieved, a limited portion of the bonus is payable to the executives if they achieve their individual bonus hurdle. Executives are encouraged to invest 60% of their bonus value in Voluntary Shares, or the entire amount. Such voluntary investment leads to a discount of up to 20% and a grant of one and a half (1.5) Matching Shares by the company for each Voluntary Share invested, both granted in form of RSUs. AB INBEV - ANNUAL REPORT 2025 - 238

Long-term Reward consistent long- Long-term Any grant of long-term incentives to Performance test measuring term performance incentive Performance members of the ExCom and SLT is (on a percentile basis) the Long-term value creation Stock Units subject to Board approval, upon the company’s three-year Align with shareholders’ recommendation of the Total Shareholder return interests Remuneration Committee. (TSR) realized for that The grant value is determined on period relative to the TSR the basis of the market price or an realized for that period by a average market price of the share representative sample of at a time of grant with vesting over listed companies belonging a three-year period. to the consumer goods Upon vesting, each Restricted sector as further detailed Stock Unit entitles its holder to below. acquire one share. - Recruitment and retention Long-term Upon vesting of the Performance of the best global talent Restricted Stock Stock Units, the number of shares Long-term value creation Units to which the holders thereof shall Align with shareholders’ be entitled shall depend on a interests performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by the TSR Peer Group as detailed below. The number of shares to which such Units entitle their holders upon vesting is subject to a hurdle and cap. The ratio between fixed remuneration (consisting of items (a), (d) and (e) listed above) and on-target variable remuneration (consisting of items (b) and (c) listed above) depends on seniority levels of the executives. Our remuneration structure places a significant emphasis on share-based components, resulting in items (b) and (c) being of a relatively higher weight assuming all performance and other requirements are fully met. Variable compensation is key to the company’s compensation system and is aimed at rewarding executives’ short- and long-term performance. For the CEO, the award value of on-target variable remuneration for 2025 could amount to up to 94% of his total on-target compensation, assuming all performance and other requirements are fully met. For the other members of the ExCom, the award value of on-target variable remuneration for 2025 could on average amount to up to 90% of their total on-target compensation, assuming all performance and other requirements are fully met. Executive’s total compensation at target is intended to be 10% above the third quartile of the Compensation Peer Group described below. Peer Groups To promote alignment with market practice, executives’ total compensation is reviewed against benchmarks (see section 8.1.3.A. of our 2022 remuneration policy). To promote alignment with market practice, executive total compensation is set by the Board of Directors upon recommendation of the Remuneration Committee, which takes the advice of an independent compensation consultant. How the Compensation Peer Group •• 22 global leading peer companies in relevant industries and geographies. was selected •• Peers having a similar size to AB InBev with the majority belonging to the consumer goods sector. •• Each peer shares a complex and diverse business model and operates in talent and labor markets similar to AB InBev. •• Includes a few companies from the tech industry considered relevant for attracting talent with technological capabilities. How the Compensation Peer Group •• To assess competitiveness of executive compensation and promote alignment with was used market practice. •• To help evaluate whether executive pay levels are aligned with company performance on a relative basis. •• If Compensation Peer Group data is not available for a given role, Fortune 100 companies’ data is used. AB INBEV - ANNUAL REPORT 2025 - 239

The Compensation Peer Group that was used as the benchmark for financial year 2025 was composed of the following companies: 2025 Compensation Peer Group Accenture Johnson & Johnson Oracle Altria Kraft Heinz PepsiCo Apple LVMH Philip Morris Coca-Cola McDonald’s Procter & Gamble Comcast Merck Starbucks Diageo Microsoft Walt Disney FedEx Nike IBM Omnicom The company also establishes a peer group to assess its three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by a representative sample of 16 listed companies belonging to the consumer goods sector (the TSR Peer Group) (see section 8.1.3.A.c. of our 2022 remuneration policy). The below TSR Peer Group was used for Performance Stock Units granted in 2025: 2025 TSR Peer Group 3M Heineken Procter & Gamble Altria Kraft Heinz Reckitt Benckiser Carlsberg Mondelez Starbucks Coca-Cola Nestlé Unilever Colgate-Palmolive PepsiCo Diageo Philip Morris AB INBEV - ANNUAL REPORT 2025 - 240

b. Base salary In 2025, based on his employment contract, Michel Doukeris earned a fixed annual base salary of EUR 1.36 million (USD 1.53 million), while the other members of the ExCom earned an aggregate annual base salary of EUR 1.99 million (USD 2.24 million). c. Variable performance-related compensation (bonus) – Share-based compensation plan The effective payout of variable performance-based compensation (bonus) in respect of financial year 2025 is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics, whereby below a hurdle of individual target achievement, no variable compensation is earned. The graphic below illustrates the weighting of the performance metrics and the calculation of the company, Business Unit and individual targets achievement of the variable share-based compensation (bonus) for 2 reporting year 2025. The Board of Directors sets targets for eligibility to a bonus payout. Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. The individual targets are derived from the company’s ten-year plan which is the foundation of our strategy and which is defined by three strategic pillars: Lead and Grow the Category, Digitize and Monetize our Ecosystem and Optimize our Business. For financial year 2025, the performance metrics for the ExCom and their relative weights were: (1) Hurdle for each individual component at 60% (2) Maximum opportunity for each individual component at 140% Based on its performance and results in 2025, the company achieved 58% of aggregated company and business unit performance targets. Based on individual performance in 2025, the CEO achieved 98% of his individual targets, while the other members of the ExCom achieved 95% on average. The combined company, business unit and individual performance targets resulted in an aggregate payout achievement of 70% for the CEO. The aggregate payout achievement for the other members of ExCom was 69% on average. Variable compensation (bonus) for performance in 2025 – To be paid in March 2026 For the year 2025, based on his performance, Michel Doukeris earned a bonus of EUR 3.48 million (USD 3.91 million). The other members of the ExCom (as at 31 December 2025) earned an aggregate bonus of EUR 2.88 million (USD 3.23 million). (2) Market reference salary applicable to the executive AB INBEV - ANNUAL REPORT 2025 - 241

The amount of variable compensation (bonus) is based on the company's performance during the year 2025 and the executive's individual target achievement. The variable compensation will be paid in or around March 2026.

Executives will receive their bonus for financial year 2025 in cash but are encouraged to invest some or all of its value in Voluntary Shares. Such voluntary investment leads to a grant of Matching and Discounted Shares (one and a half (1.5) Matching Shares for each Voluntary Share invested up to a limited total percentage of each executive's bonus, and a discount of up to 20%) in accordance with the 2022 remuneration policy.

Variable compensation (bonus) for performance in 2024 – Paid in March 2025

The following table sets forth information regarding the number of Voluntary Shares acquired by, and Matching Shares and Discounted Shares granted to, our CEO and the other members of our ExCom in March 2025 under the Share-based compensation plan in respect of the variable compensation (bonus) awarded for performance in 2024 as described in the remuneration report for financial year 2024. The CEO and the other members of our ExCom invested the full amount of their bonus in Voluntary Shares. The Matching Shares (in an amount of one and a half (1.5) Matching Shares for each Voluntary Share) and Discounted Shares were granted in the form of Restricted Stock Units which will vest after three years (on 25 March 2028) in accordance with the 2022 remuneration policy. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Name	Voluntary Shares Acquired	Matching and Discounted Shares Granted [1]
Michel Doukeris (CEO)	49,208	134,480
David Almeida	12,118	38,015
John Blood	13,413	38,424
Fernando Tennenbaum	12,855	40,322

(1) Includes dividend equivalents granted in 2025

d. Long-term incentives

Annual long-term incentive Restricted Stock Units (RSUs)

On 12 December 2025, annual long-term Restricted Stock Units for 2025 were granted to Michel Doukeris (116,324 RSUs), David Almeida (30,399 RSUs), John Blood (23,629 RSUs) and Fernando Tennenbaum (50,017 RSUs). These Restricted Stock Units cliff vest over a three-year period (12 December 2028). In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Annual long-term incentive Performance Stock Units (PSUs)

On 12 December 2025, annual long-term Performance Stock Units (PSUs) for 2025 were granted to Michel Doukeris (30,088 PSUs), David Almeida (8,719 PSUs), John Blood (7,918 PSUs) and Fernando Tennenbaum (13,077 PSUs).

The Performance Stock Units cliff vest over a three-year period (12 December 2028). Upon vesting of the Performance Stock Units, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company's three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such Units entitle their holders upon vesting is subject to a hurdle and cap.

In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

See section 8.2.2.A.a. for the applicable TSR Peer Group.

Exceptional long-term incentives

In 2025, no grants were made to members of the ExCom under the historic exceptional long-term incentive plans described in section 8.1.3.A.c of our 2022 remuneration policy.

Other recurring long-term Restricted Stock Unit programs

On 28 March 2025, the following grants of Restricted Stock Units were made to members of the ExCom as a long-term retention incentive under a sub-plan of the base long-term Restricted Stock Units program described in section 8.1.3.A.c of our 2022 remuneration policy:

- Restricted Stock Units were granted to Michel Doukeris (132,098 RSUs) and Fernando Tennenbaum (33,025 RSUs). These Restricted Stock Units cliff vest over a five-year period (28 March 2030). Upon vesting, each Restricted Stock Unit entitles its holder to acquire one share.

AB INBEV - ANNUAL REPORT 2025 - 242

- In addition, Restricted Stock Units with a performance test were granted to Michel Doukeris (634,072 RSUs) and Fernando Tennenbaum (132,098 RSUs). These Restricted Stock Units cliff vest over a five-year period (28 March 2030) and are subject to the achievement of a performance test measuring the five-year absolute Total Shareholder Return (TSR) of the company. Upon vesting, the number of shares to which the holders of the Restricted Stock Units shall be entitled shall depend on the level of achievement of this performance test, subject to a hurdle and a cap. Such shares shall be subject to a two-year lock-up period following vesting.

In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Exchange of share ownership program

In 2025, no member of the ExCom participated in the company's exchange of share ownership program (as described in section 8.1.3.A.c of our 2022 remuneration policy).

Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

In 2025, no member of the ExCom participated in any of the company's programs for maintaining consistency of benefits granted and for encouraging global mobility of executives (as described in section 8.1.3.A.c of our 2022 remuneration policy).

e. Pension schemes

The CEO and the other members of the ExCom participate in a defined contribution plan. The annual contribution that was paid by the company for Michel Doukeris amounted to approximately USD 0.23 million in 2025. The contributions for the other members of the ExCom amounted to approximately USD 0.05 million in aggregate in 2025.

f. Other benefits

Executives are also entitled to disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites that are competitive with market practices, the costs of which together amounted in 2025 to approximately USD 0.03 million for Michel Doukeris and approximately USD 0.06 million in aggregate for the other members of the ExCom.

B. Minimum threshold of shares to be held by members of the ExCom

The Board has set a minimum threshold of shares of the company to be held at any time by the CEO at two years of base salary (gross) and by the other members of the ExCom at one year of base salary (gross). Newly appointed ExCom members have three years to reach such threshold following the date of their appointment.

C. Main contractual terms and conditions of employment of members of the Executive Committee (ExCom) in 2025

See section 8.1.3.C of our 2022 remuneration policy for a description of the main contractual terms and conditions of employment of members of the ExCom, including termination arrangements.

D. Reclaim of variable remuneration

Malus provisions have been included in the share-based compensation and long-term incentive plans relating to grants made in 2025 (see section 8.1.3.D. of our 2022 remuneration policy). In addition, the company has a clawback policy that applies to incentive-based compensation received by certain executives of the company (which currently comprise the members of the ExCom) (see section 8.1.3.D. of our 2022 remuneration policy).

No variable remuneration was reclaimed in 2025.

E. Options owned by members of the ExCom

The table below sets forth the number of LTI stock options owned by the members of our ExCom as of 31 December 2025 under the annual LTI stock option plan (see section 8.1.3.A.c of our 2022 remuneration policy).

	LTI options	LTI options	LTI options	LTI options
Grant date	**01 Dec 2015**	**22 Dec 2015**	**01 Dec 2016**	**20 Jan 2017**
Vesting date	**01 Dec 2020**	**22 Dec 2020**	**01 Dec 2021**	**20 Jan 2022**
Expiry date	**30 Nov 2025**	**21 Dec 2025**	**30 Nov 2026**	**19 Jan 2027**
ExCom [1]	0[2]	0[3]	36,728	75,756
Strike price (EUR)	121.95	113.00	98.04	98.85

AB INBEV - ANNUAL REPORT 2025 - 243

	LTI options	LTI options	LTI options	LTI options
Grant date	**01 Dec 2017**	**22 Jan 2018**	**25 Jan 2019**	**02 Dec 2019**
Vesting date	**01 Dec 2022**	**22 Jan 2023**	**25 Jan 2024**	**02 Dec 2024**
Expiry date	**30 Nov 2027**	**21 Jan 2028**	**24 Jan 2029**	**01 Dec 2029**
ExCom (1)	19,112	146,486	306,794	377,402
Strike price (EUR)	96.70	94.36	65.70	71.87

(1) No options were exercised in 2025 by members of the ExCom.
(2) The following options granted on 1 December 2015 expired on 30 November 2025:

- 12,977 options held by David Almeida.
- 11,471 options held by Fernando Tennenbaum.
- 11,587 options held by John Blood.

(3) The following options granted on 22 December 2015 expired on 21 December 2025:

- 47,823 options held by John Blood.

The table below sets forth the number of options granted under exceptional long-term plans owned by the members of the ExCom as of 31 December 2025 (see section 8.1.3. A.c of our 2022 remuneration policy).

	Long Run Stock Options Incentive Plan	March 2020 Stock Option Incentive
Grant date	**1 Dec 2017**	**25 Mar 2020**
Vesting date	**1 Jan 2028**	**25 Mar 2025**
Expiry date	**31 Dec 2032**	**24 Mar 2030**
ExCom(1)	0(2)	4,980,927(3)
Strike price (EUR)	96.70	40.40

(1) No options were exercised in 2025 by members of the ExCom
(2) The exercisability of the Long Run Stock Options was subject, among other things, to the condition that the company met a performance test. This performance test was based on an organic EBITDA compounded annual growth rate target, which has not been met, hence the following options granted on 1 December 2017 lapsed in 2025:

- 1,001,252 options held by Michel Doukeris
- 500,626 options held by David Almeida.
- 500,626 options held by Fernando Tennenbaum.
- 500,626 options held by John Blood.

(3) The following options granted on 25 March 2020 vested on 25 March 2025 with an exercise price of EUR 40.40:

- 1,423,122 options held by Michel Doukeris
- 1,423,122 options held by David Almeida.
- 1,423,122 options held by Fernando Tennenbaum.
- 711,561 options held by John Blood.

F. Restricted Stock Units owned by members of the ExCom

The table below sets forth the number of Restricted Stock Units owned by the members of the ExCom as of 31 December 2025.

	August 2018 Performance RSU	Matching Shares March 2020	March 2020 RSU grant	December 2020 LTI RSU B	December 2021 LTI RSU B	March 2022 LTI RSU grant A
Grant date	**14 Aug 2018**	**2 Mar 2020**	**25 Mar 2020**	**14 Dec 2020**	**13 Dec 2021**	**1 Mar 2022**
Vesting date	**14 Aug 2028**	**2 Mar 2025**	**25 Mar 2025**	**14 Dec 2025**	**13 Dec 2026**	**1 Mar 2025**
ExCom	0 (1)	0 (2)	0 (2)	0 (2)	27,565	0 (2)

	March 2022 LTI RSU grant B	Matching Shares March 2022 grant A	Matching Shares March 2022 grant B	December 2022 LTI RSU	Matching Shares March 2023	December 2023 LTI RSU
Grant date	**1 Mar 2022**	**1 Mar 2022**	**1 Mar 2022**	**14 Dec 2022**	**6 Mar 2023**	**11 Dec 2023**
Vesting date	**1 Mar 2027**	**1 Mar 2025**	**1 Mar 2027**	**14 Dec 2025**	**6 Mar 2026**	**11 Dec 2026**
ExCom	72,771	0 (2)	327,635	0 (2)	263,534	121,550

AB INBEV – ANNUAL REPORT 2025 – 244

	Matching Shares March 2024	December 2024 LTI RSU	Matching Shares March 2025	March 2025 Other Recurring RSU	March 2025 Other Recurring Performance RSU	December 2025 LTI RSU
Grant date	**1 Mar 2024**	**16 Dec 2024**	**28 Mar 2025**	**28 Mar 2025**	**28 Mar 2025**	**12 Dec 2025**
Vesting date	**1 Mar 2027**	**16 Dec 2027**	**28 Mar 2028**	**28 Mar 2030**	**28 Mar 2030**	**12 Dec 2028**
ExCom	200,856	495,661	251,241	191,542	766,170	220,369

(1) The vesting of the August 2018 Performance RSUs was subject, among other things, to the condition that the company met a performance test. This performance test was based on an organic EBITDA compounded annual growth rate target, which has not been met, hence the 56,946 Restricted Stock Units granted to John Blood on 14 August 2018 lapsed in 2025.

(2) The following Restricted Stock Units vested in 2025:

- 251,604, 40,563, 48,926 and 51,572 Restricted Stock Units granted on 1 March 2022 respectively held by Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum vested on 1 March 2025, of which the market price on Euronext Brussels on the vesting date was EUR 57.64.
- 11,233 Restricted Stock Units granted on 2 March 2020 held by John Blood vested on 2 March 2025, of which the market price on Euronext Brussels on the vesting date was EUR 57.64.
- 482,689, 482,689, 120,671 and 241,343 Restricted Stock Units granted on 25 March 2020 respectively held by Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum vested on 25 March 2025, of which the market price on Euronext Brussels on the vesting date was EUR 57.04.
- 17,283, 7,681, 6,400 and 6,400 Restricted Stock Units granted on 14 December 2020 respectively held by Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum vested on 14 December 2025, of which the market price on Euronext Brussels on the vesting date was EUR 54.14.
- 254,817, 41,560, 32,304 and 45,484 Restricted Stock Units granted on 14 December 2022 respectively held by Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum vested on 14 December 2025, of which the market price on Euronext Brussels on the vesting date was EUR 54.14.

G. Performance Stock Units owned by members of the ExCom

The table below sets forth the number of Performance Stock Units owned by the members of the ExCom as of 31 December 2025.

	December 2022 LTI PSU	December 2023 LTI PSU	December 2024 LTI PSU	December 2025 LTI PSU
Grant date	**14 Dec 2022**	**11 Dec 2023**	**16 Dec 2024**	**12 Dec 2025**
Vesting date	**14 Dec 2025**	**11 Dec 2026**	**16 Dec 2027**	**12 Dec 2028**
ExCom	0 [(1)]	34,492	136,533	59,802

(1) The following Performance Stock Units vested in 2025:

- 65,456, 11,920, 10,825 and 13,172 Performance Stock Units granted on 14 December 2022 respectively held by Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum vested on 14 December 2025. The relative TSR of the company in USD over the performance period placed us in the third quartile of our TSR peer group and generated a payout of 150% in accordance with the PSU vesting scale. Hence, a resulting 98,183, 17,880, 16,237 and 19,757 shares were respectively delivered to Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum, prior to tax withholdings. The market price on Euronext Brussels on the vesting date was EUR 54.14.

8.2.3. PAY RATIO

For 2025, the ratio between the remuneration of the highest paid member of the ExCom and the lowest paid employee of the company (Anheuser-Busch InBev SA/NV) was 1,790.6 to one.

For purposes of calculating the ratio, the following components have been taken into account to determine the total remuneration for 2025: (a) base salary, (b) variable performance-related compensation (bonus) definitively acquired in 2025 (if any), (c) long-term incentives vested in 2025 (if any), (d) pension contributions and (e) other cash and non-cash benefits (e.g. health plans, etc.). Expat allowances (if any) have been excluded from the calculation, since they mainly represent the reimbursement of additional expenses incurred by the employee as a result of the assignment abroad.

Our pay ratio may vary significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years.

8.2.4. COMPARATIVE INFORMATION ON THE CHANGE OF REMUNERATION AND COMPANY PERFORMANCE

The below table contains information on the annual change of (i) the remuneration of the directors and the members of the ExCom, (ii) the performance of the company and (iii) the average remuneration on a full-time equivalent basis of employees of the company (other than the persons under item (i)), over the five most recent financial years.

AB INBEV - ANNUAL REPORT 2025 - 245

As explained in section 8.2.3 above, ExCom remuneration varies significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years.

Comparative table on the change of remuneration and company performance over the last five reported financial years

Annual change in %	2021 vs 2020	2022 vs 2021	2023 vs 2022	2024 vs 2023	2025 vs 2024
1. Average remuneration of the directors (total)					
Board Members[1]	0%	0%	0%	75%	90%
2. Average remuneration of the ExCom members (total)					
ExCom Members[2]	>100%[3]	(27%)	19%	9%	>100%[4]
3. AB InBev performance (Group)					
EBITDA (organic) [5]	12%	7%	7%	8%	5%
Net Revenue (organic) [5]	16%	11%	8%	3%	2%
GHG Emissions[6]	(22%)	(8%)	(4%)	(2%)	(3%)
4. Average remuneration on a FTE basis of employees of the Company					
Employees of the Company[7]	22%	(14%)	(3%)	4%	(43%)

Explanatory notes

(1) Average remuneration of Board members for a given financial year calculated on the basis of total value of cash components due in respect of the relevant year and the value (if any) of share based components that vested during such year, divided by the number of directors that sat on the Board as per the end of that year (excluding directors, if any, who have waived their entitlement to director remuneration). The increase between 2024 and previous years is because 2024 was the first year during which Restricted Stock Units vested under the RSU Plan described in section 8.2.1.A.b (which replaced the historic stock options program for directors). The increase between 2025 and 2024 is driven by the number of directors for whom Restricted Stock Units vested in 2025, which was higher than the number of directors for whom Restricted Stock Units vested in 2024.

(2) Average remuneration of the members of the ExCom calculated on the basis of the total value of cash components (i.e. base salary, bonus, benefits, etc.) due in respect of the relevant year and the value (if any) of share-based components that vested during such year, for all executives who sat on the ExCom as per the end of that year. On the same basis, for financial year 2025, the proportion of fixed and variable remuneration of the CEO is 2%/98% and the average relative proportion of fixed and variable remuneration of the other members of the ExCom is 2%/98%.

For the purposes of the average remuneration of the members of the ExCom for 2021, we considered the amounts for the respective periods as CEO for Carlos Brito (until 30 June 2021) and Michel Doukeris (as from 1 July 2021).

(3) The significant increase between 2021 and 2020 is because for the year 2020, no bonus was earned by the members of the ExCom, whereas for the year 2021, the members of the ExCom earned a bonus of EUR 12.9 million (USD 15.3 million) in aggregate.

(4) The significant increase between 2025 and 2024 is largely driven by the vesting on 25 March 2025 of the following aggregate number of stock options and Restricted Stock Units granted to the ExCom members on 25 March 2020: 4,980,927 stock options with a strike price of EUR 40.40 and 1,327,392 Restricted Stock Units. The company's stock price on the vesting date was EUR 57.04.

(5) Based on organic Group EBITDA and organic Net Revenue numbers reported in the full year results announcement published by the company for the relevant financial year.

(6) Based on GHG Emissions Scope 1+2 (kgCO2e/hl) numbers for the AB InBev Group.

(7) Calculated on a Belgian GAAP basis (the sum of line items 620, 622, 623 and 624 of the statutory annual accounts divided by the number of FTE of Anheuser-Busch InBev SA/NV set forth in line item 1003 in the social balance annex to the statutory accounts).

AB INBEV - ANNUAL REPORT 2025 - 246

CONTACT

Registered Office

AB InBev
Grand-Place 1
1000 Brussels
Belgium

Global Headquarters - Belgium

AB InBev
Brouwerijplein 1
3000 Leuven
Belgium

Functional Management Office

AB InBev
250 Park Avenue
Floor 2
New York, NY 10177
United States

Africa

South African Breweries
65 Park Lane
Sandown
Johannesburg
South Africa

Asia Pacific

26F Raffles City Shanghai Office Tower
268 Middle Xizang Road
Shanghai, 200001
China

Europe InBev Belgium

Brouwerijplein 1
3000 Leuven
Belgium

Latin America COPEC

Bavaria
Carrera 53A 127-35
Bogotá
Colombia

Latin America North

Cervejaria Ambev
Corporate Park
Rua Dr. Renato Paes de Barros 1017 4th Floor
04530-001, Sao Paulo
Brazil

Latin America South

Cervecería y Maltería Quilmes
Av. 12 de Octubre y Gran Canaraia s/n
B1878AAB Quilmes
Provincia de Buenos Aires
Argentina

Middle Americas

Grupo Modelo S.A. de C.V.
Cerrada de Palomas 22, piso 5
Colonia Reforma Social
CP 11650
Mexico

North America

Anheuser-Busch Co. Inc.
One Busch Place
St. Louis, MO 63118
United States

AB INBEV - ANNUAL REPORT 2025 - 247

REGISTERED **TRADEMARKS**

The following brands are among the registered trademarks of Anheuser- Busch InBev SA/NV or one of its affiliated companies:

Global brands

Budweiser, Corona, Stella Artois and Michelob ULTRA

International brands

Beck's, Castle, Hoegaarden and Leffe

Local brands

2M, Aguila, Alexander Keith's, Ama, Andes, Antarctica, Antarctica Sub-Zero, Archibald, Atlas, Babe, Balboa, Bathtub Gin, Barrilito, Bass, BBC, Beck's Ice, Becker, Belle-Vue, Birra del Borgo, Black Crown Gin, Blasfemia, Boddingtons, Bohemia, Boxing Cat, Brahma, Brahma Double Malt, Brutal Fruit, Bud Zero, Bud 66, Bud Light, Bud Light Seltzer, Busch, Busch Light, Cafri, Camden Town, Camden Hells, Carling Black Label, Cass, Castle Lager, Castle Lite, Club, Club Colombia, Colorado, Corona Agua Rifada, Corona Sunbrew, Corona Tropical, Cristal, Cubanisto, Cucapá, Cusqueña, Cutwater, Devils Backbone, Diebels, Diekirch, Eagle Lager, Elysian, Estrella Jalisco, Flying Fish, Four Peaks, Franziskaner, Ginette, Golden Road, Goose Island, Guaraná Antarctica, Haake-Beck, HANMAC, Harbin, Harbin Cristal, Harbin Ice, Harbin 1900, Hasseröder, Hayward 5000, Hero, Hertog Jan, Impala, Jinling, Julius, Jupiler, Kaiba, Karbach, Kilimanjaro, King of Beers, Kokanee, Kombrewcha, Kona, Kwak, Labatt, Lakeport, La Virgen, Leffe 0.0, Leon, Löwenbräu, Mackeson, Magnífica, Mexicali, Mike's, Mike's Hard Seltzer, Mill Street, Modelo, Modelo Especial, Modelo Pura Malta, Montejo, Mosi, Nativa, Natty Daddy, Natural Light, Natural Light Seltzer, Negra Modelo, Norte, Nossa, Nuestra Siembra, NÜTRL, O'Doul's, OB, Oland, Paceña, Pacifico, Patagonia, Patricia, Pilsen, Pilsen Callao, Pilsener, Poker, Pony Malta, Presidente, Pure Draught, Quilmes, Quilmes Zero, Redd's, Safari, Salva Vida, Sedrin, Shiliang, Skol, Spaten, Stanley Park, Tijuana, Tripel Karmeliet, Trophy, Tropical, Vieux Temps, Victoria, Wäls, Whitbread, Wicked Weed.

For some of our most recent innovations, trademark applications are still pending and haven't matured to registration yet.

The following brands are registered trademarks co-owned with third parties:

PerfectDraft: co-owned with Versuni Holding B.V.

Responsible Editor

Donna Lorenson

Project Leads

Matt Kohan
Casey Schuster
Corinne Kneizys

Design and Production

ChrisCom

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U kan dit rapport in het Nederlands raadplegen op onze website: www.ab-inbev. com

Vous pouvez consulter ce rapport en français sur notre site web: www.ab-inbev.com

Anheuser-Busch InBev NV/SA
Brouwerijplein 1B-3000 Leuven
Belgium

Register of Companies

0417.497.106

AB INBEV - ANNUAL REPORT 2025 - 248